NAVIOS MARITIME HOLDINGS INC.
and
NAVIOS MARITIME FINANCE (US) INC.,
as Co-Issuers
the GUARANTORS party hereto,
as Guarantors,
and
WELLS FARGO BANK, NATIONAL ASSOCIATION,
as Trustee and Collateral Trustee

INDENTURE

Dated as of November 2, 2009

8 7/8% First Priority Ship Mortgage Notes due 2017

CROSS-REFERENCE TABLE

Trust Indenture Act	Indenture
Section	Section
310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	7.10
(a)(4)	N.A.
(a)(5)	7.08; 7.10
(b)	7.03; 7.08; 7.10
(c)	N.A.
311(a)	7.03; 7.11
(b)	7.03; 7.11
(c)	N.A.
312(a)	2.05
(b)	13.03
(c)	13.03
313(a)	7.06
(b)	7.06
(c)	7.06; 13.02
(d)	7.06
314(a)	4.06; 4.17; 13.02
(b)	11.02
(c)(1)	7.02; 13.04; 13.05
(c)(2)	7.02; 13.04; 13.05
(c)(3)	N.A.
(d)	11.05
(e)	13.05
(f)	N.A.
315(a)	7.01(b); 7.02(a)
(b)	7.05; 13.02
(c)	7.01
(d)	6.05; 7.01(c)
(e)	6.11
316(a)(last sentence)	2.09
(a)(1)(A)	6.05
(a)(1)(B)	6.04
(a)(2)	9.02
(b)	6.07
(c)	9.04
317(a)(1)	6.08
(a)(2)	6.09
(b)	2.04
318(a)	13.01
(c)	13.01
N.A. means Not Applicable
Note: This Cross-Reference Table shall not, for any purpose, be deemed to be a part of this Indenture.

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Exhibit A	-	Form of Note
Exhibit B	-	Form of Legends
Exhibit C	-	Form of Certificate To Be Delivered in Connection with Transfers Pursuant to Regulation S
Exhibit D	-	Form of Supplemental Indenture for Additional Guarantor(s)
Exhibit E	-	Form of Notation of Guarantee
Exhibit F-1	-	Form of Greek Ship Mortgage
Exhibit F-2	-	Form of Maltese Ship Mortgage
Exhibit F-3	-	Form of Panamanian Ship Mortgage
Exhibit G-1	-	Form of Assignment of Freights and Hires
Exhibit G-2	-	Form of Assignment of Insurance
Exhibit H	-	Form of Incumbency Certificate
Note: This Table of Contents shall not, for any purpose, be deemed to be part of this Indenture.

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          INDENTURE dated as of November 2, 2009 among Navios Maritime Holdings Inc., a Marshall Islands corporation (the “Company”) and Navios Maritime Finance (US) Inc., a Delaware corporation, as co-issuers (“Navios Finance”, with the Company and Navios Finance being referred to herein individually as a “Co-Issuer” and collectively as “Co-Issuers”), each of the Guarantors named herein, as Guarantors, and Wells Fargo Bank, National Association, a national banking association, as Trustee (the “Trustee”) and as Collateral Trustee (the “Collateral Trustee”).
          The Co-Issuers have duly authorized the creation of an issue of 8 7/8% First Priority Ship Mortgage Notes due 2017 and, to provide therefor, the Co-Issuers and the Guarantors have duly authorized the execution and delivery of this Indenture. All things necessary to make the Notes, when duly issued and executed by the Co-Issuers and authenticated and delivered hereunder, the valid and binding joint and several obligations of the Co-Issuers and to make this Indenture a valid and binding agreement of the Co-Issuers and the Guarantors have been done.
          For and in consideration of the premises and the purchase of the Notes by the Holders thereof, the parties hereto covenant and agree, for the equal and proportionate benefit of all Holders, as follows:
ARTICLE ONE
DEFINITIONS AND INCORPORATION BY REFERENCE
SECTION 1.01. Definitions.
          Set forth below are certain defined terms used in this Indenture.
          “Acquired Debt” means, with respect to any specified Person:
     (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and
     (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
          “Additional Interest” means (i) “Additional Interest” as defined in the Registration Rights Agreement with respect to the Notes issued on the Issue Date and (ii) “Special Interest,” “Additional Interest,” “Liquidated Damages” or similar term as such term is defined in any registration rights agreement with respect to Additional Notes issued after the Issue Date.
          “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For the purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.
          “Agent” means any Registrar or Paying Agent.
          “Alternative Vessel” means one or more Vessels (other than the Identified Vessels) that, satisfies the requirements for being a Qualified Vessel.
          “Applicable Premium” means, with respect to a Note at any time, the greater of (1) 1.0% of the principal amount of such Note at such time and (2) the excess of (A) the present value at such time of (i) the redemption price of such Note at November 1, 2013 plus (ii) all remaining interest payments due on such Note through and including November 1, 2013 (excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from November 1, 2013 to the Make-Whole Redemption Date, computed using a discount rate equal to the Applicable Treasury Rate plus 0.50%, over (B) the principal amount of such Note on the Make-Whole Redemption Date.
          “Applicable Treasury Rate” for any redemption date, means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Make-Whole Redemption Date of such note (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Make-Whole Redemption Date to November 1, 2013; provided, however, that if the period from the Make-Whole Redemption Date to November 1, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given except that if the period from the Make-Whole Redemption Date to November 1, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.
          “Appraised Value” means the fair market sale value as of a specified date of a specified Vessel that would be obtained in an arm’s-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in writing by an Independent Appraiser selected by the Company and, in the event such Independent Appraiser is not a Designated Appraiser, reasonably acceptable to the Trustee.
          “Asset Sale” means:
     (1) the sale, lease, conveyance or other disposition of any assets (other than, in the case of Collateral, an Event of Loss); provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Co-Issuers and their Restricted

Subsidiaries taken as a whole shall be governed by the provisions of Sections 4.09 and/or 5.01 and not by the provisions of Section 4.13; and
     (2) the issuance by any of the Company’s Restricted Subsidiaries of any Equity Interest of such Restricted Subsidiary or the sale by the Company or any Restricted Subsidiary of Equity Interests in any Restricted Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries).
          Notwithstanding the preceding, none of the following items shall be deemed to be an Asset Sale:
     (1) other than in the case of Collateral, any single transaction or series of related transactions that involves assets having a fair market value of less than $10.0 million;
     (2) a sale, lease, conveyance, transfer or other disposition of assets between or among the Company and/or its Restricted Subsidiaries; provided that if such sale, lease, conveyance, transfer or other disposition involves Collateral, such exemption shall only be available if such transaction is between or among the Company and/or one or more Mortgaged Vessel Guarantors;
     (3) an issuance, sale, transfer or other disposition of Equity Interests by a Restricted Subsidiary of the Company to the Company or to another Restricted Subsidiary of the Company;
     (4) the sale or other disposition of damaged, worn-out or obsolete assets;
     (5) the sale or other disposition of cash or Cash Equivalents;
     (6) (i) a Restricted Payment that does not violate Section 4.11 or a Permitted Investment; and (ii) any issuance, sale, transfer or other disposition of Capital Stock of an Unrestricted Subsidiary;
     (7) sales of accounts receivable and inventory (other than Vessels and Related Assets) in the ordinary course of business for cash or Cash Equivalents;
     (8) a Permitted Asset Swap;
     (9) sales and/or contributions of Securitization Assets to a Securitization Subsidiary in a Qualified Securitization Transaction for the fair market value thereof including cash in an amount at least equal to 75% of the fair market value thereof (for the purposes of this clause (9), Purchase Money Notes shall be deemed to be cash); and
     (10) any transfer of Securitization Assets or a fractional undivided interest therein, by a Securitization Subsidiary in a Qualified Securitization Transaction.

          “Assignment of Freights and Hires” means each assignment, between either a Co-Issuer or a Mortgaged Vessel Guarantor, as applicable, and the Collateral Trustee, dated the Issue Date or a Vessel Tender Date, as the case may be, as amended from time to time in accordance with the terms of this Indenture and substantially in the form of Exhibit G-1 hereto, together with the documents contemplated thereby, pursuant to which a Co-Issuer or such Mortgaged Vessel Guarantor, as applicable, assigns its right, title and interest in, to and under all charters, freights, hires and other earnings in respect of its Mortgaged Vessel.
          “Assignment of Insurance” means each assignment, between either a Co-Issuer or a Mortgaged Vessel Guarantor, as applicable, and the Collateral Trustee, dated the Issue Date or a Vessel Tender Date, as the case may be, as amended from time to time in accordance with the terms of this Indenture and substantially in the form of Exhibit G-2 hereto, together with the documents contemplated thereby, pursuant to which such Co-Issuer or Mortgaged Vessel Guarantor, as applicable, assigns its right, title and interest in, to and under all policies and contracts of insurance in respect of its Mortgaged Vessel as well as any proceeds of such insurance.
          “Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate equal to the rate implicit in such transaction for the relevant lease period, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness required thereby shall be determined in accordance with the definition of “Capital Lease Obligation.”
          “Bankruptcy Law” means Title 11 of the United States Code, as amended, or any applicable United States federal, state or foreign law for the relief of debtors, or bankruptcy, insolvency, reorganization or other similar law.
          “Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time; provided that, notwithstanding the foregoing, the holders of the Company’s warrants outstanding on the Issue Date shall not be deemed to beneficially own the underlying shares until such warrants have been exercised. The terms “Beneficially Owns,” “Beneficially Owned” and “Beneficial Ownership” shall have correlative meanings.
          “Board of Directors” means:
     (1) with respect to a corporation, the board of directors of the corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf of such board; and

     (2) with respect to any other Person, the functional equivalent of a board of directors of a corporation or, other than for purposes of the definition of “Change of Control,” any committee thereof duly authorized to act on behalf thereof.
          “Board Resolution” means with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary (or individual with similar authority) of such Person, to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.
          “Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York, the location of the office of the Paying Agent or the location of the Corporate Trust Office of the Trustee are authorized or required by law to close.
          “Capital Lease Obligation” means, at the time of determination, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.
          “Capital Stock” means:
     (1) in the case of a corporation, corporate stock;
     (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) in the equity of such association or entity;
     (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and
     (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.
          “Cash Equivalents” means:
     (1) United States dollars or Euro or other currency of a member of the Organization for Economic Cooperation and Development (including such currencies as are held as overnight bank deposits and demand deposits with banks);
     (2) securities issued or directly and fully guaranteed or insured by the government of the United States or any Member State of the European Union or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition;
     (3) demand and time deposits and eurodollar time deposits and certificates of deposit or bankers’ acceptances with maturities of one year or less from the date of acquisition, in each case, with any financial institution organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus and undivided profits in excess of US$500.0 million;
     (4) repurchase obligations with a term of not more than 60 days for underlying securities of the types described in clause (2) above entered into with any financial institution meeting the qualifications specified in clause (3) above;
     (5) commercial paper and variable or fixed rate notes rated P-1 or higher by Moody’s or A-1 or higher by S&P and, in each case, maturing within one year after the date of acquisition; and
     (6) money market funds that invest primarily in Cash Equivalents of the kinds described in clauses (1) through (5) of this definition (including for purposes of the Escrow Agreement funds administered by the Escrow Agent or a related entity).
          “Change of Control” means the occurrence of any of the following events:
     (1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the Beneficial Owner, directly or indirectly, of Voting Stock representing more than 50% of the voting power of the total outstanding Voting Stock of the Company;
     (2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of the majority of the directors of the Company then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company;
     (3) (a) all or substantially all of the assets of the Company and the Restricted Subsidiaries are sold or otherwise transferred to any Person other than a Wholly Owned Restricted Subsidiary or one or more Permitted Holders or (b) the Company consolidates or merges with or into another Person or any Person consolidates or merges with or into the Company, in either case under this clause (3), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons Beneficially Owning, directly or indirectly, Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Company immediately prior to such consummation do not Beneficially Own, directly or indirectly, Voting Stock representing a majority of the total voting power of the Voting Stock of the Company or the surviving or transferee Person; or
     (4) the Company shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Company.
          “Charter” means each time charter party entered into with respect to a Mortgaged Vessel.

          “Collateral” means, collectively, all of the property and assets (including, without limitation, Trust Monies) that are from time to time subject to the Security Documents.
          “Collateral Trustee” means Wells Fargo Bank, National Association, and its successors, as Collateral Trustee for the Collateral under this Indenture, the Security Documents and any additional Collateral Trustee or Supplemental Collateral Trustee.
          “Consolidated Cash Flow” means, for any period, for any Person, an amount determined for such Person and its Restricted Subsidiaries on a consolidated basis equal to:
     (1) Consolidated Net Income for such period; plus
     (2) the sum, without duplication, of the amounts for such Person and its Restricted Subsidiaries for such period (in each case to the extent reducing such Consolidated Net Income) of:
     (a) Fixed Charges;
     (b) provision for taxes based on income;
     (c) total depreciation expenses;
     (d) total amortization expenses (including, without limitation, the amortization of capitalized drydocking expenses);
     (e) other non-cash items reducing such Consolidated Net Income (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period); and
     (f) to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of any payments therefor less the amount of interest implicit in such payments; minus
     (3) the amount for such period (to the extent increasing such Consolidated Net Income) of non-cash items increasing such Consolidated Net Income (other than any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash items in any prior period);
provided that the items listed in clauses (2)(a) through (f) for a Restricted Subsidiary shall be included in Consolidated Cash Flow only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income for such period.
          “Consolidated Net Income” means, for any period, the net income (or net loss) of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted to the extent included in calculating such net income or loss by excluding (without duplication):

     (1) any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses relating thereto);
     (2) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales or dispositions of securities;
     (3) the portion of net income (or loss) of any Person (other than the Company or a Restricted Subsidiary) in which the Company or any Restricted Subsidiary has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or any Restricted Subsidiary in cash during such period;
     (4) the net income (but not the net loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary is at the date of determination restricted, directly or indirectly, except to the extent that such net income is actually, or is permitted to be, paid to the Company or a Restricted Subsidiary thereof by loans, advances, intercompany transfers, principal repayments or otherwise; provided that with respect to a Guarantor (or a Securitization Subsidiary this clause (4) shall be applicable solely for purpose of calculating Consolidated Net Income to determine the amount of Restricted Payments permitted under Section 4.11;
     (5) any non-cash expenses or charges resulting from stock, stock option or other equity-based awards;
     (6) the cumulative effect of a change in accounting principles;
     (7) any impairment charge or asset write-off or write-down, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP;
     (8) the net after-tax effects of adjustments in the inventory, property and equipment, goodwill, intangible assets, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof;
     (9) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including without limitation any such transaction undertaken but not completed); and
     (10) the portion of distributions received from Navios Partners otherwise includable in “Consolidated Net Income” of the Company to the extent the Company elects to exclude such distributions from “Consolidated Net Income” and credits such amounts towards subclause (y) of clause (17) of the definition of “Permitted Investments”;
provided, however, that Consolidated Net Income shall be reduced by the amount of all dividends on Designated Preferred Stock (other than dividends paid in Qualified Equity Interests) paid, accrued or scheduled to be paid or accrued during such period.

          “Corporate Trust Office” means the corporate trust office of the Trustee located at 45 Broadway, 14th floor, New York, New York 10006, Corporate Trust Services, or such other office, designated by the Trustee by written notice to the Co-Issuers, at which at any particular time its corporate trust business shall be principally administered.
          “Credit Agreement” means that certain Facility Agreement, dated as of February 2007, among the Company, HSH Nordbank AG, as swap bank, joint-arranger, agent, account bank and security trustee, Commerzbank AG, as joint-arranger and swap bank, and the lenders party thereto, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon termination or otherwise), increased or refinanced (including by means of sales of debt securities to institutional investors) including by means of a Qualified Securitization Transaction in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder).
          “Credit Facilities” means one or more debt facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case, with banks, other institutional lenders, commercial finance companies or other lenders providing for revolving credit loans, term loans, bonds, debentures, securitization financing (including through the transfer of Securitization Assets to special purpose entities formed to borrow from such lenders against, or sell undivided interests in, such assets in a Qualified Securitization Transaction) or letters of credit, pursuant to agreements or indentures, in each case, as amended, restated, modified, renewed, refunded, replaced, increased or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and without limitation as to amount, terms, conditions, covenants and other provisions, including increasing the amount of available borrowings thereunder, changing or replacing agent banks and lenders thereunder or adding, removing or reclassifying Subsidiaries of the Company as borrowers or guarantors thereunder).
          “Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.
          “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
          “Depository” means, with respect to the Global Notes, The Depository Trust Company, New York, New York, its nominees and any and all successors thereto appointed as depository hereunder and having become such pursuant to the applicable provisions of this Indenture.
          “Designated Appraiser” means any of Fearnleys A.S., Oslo Shipbrokers A.S., Clarkson Valuations Limited, Simpson Spence & Young Shipbrokers Ltd., E.A. Gibson Shipbrokers Ltd., Jacq. Pierot Jr. & Sons, Allied Shipbroking, Greece, RS Platou ASA, ICAP Shipping Limited, ACM Ltd., London, Island Shipbrokers PTE LTD, Singapore, and Deloitte LLP,

Ernst & Young LLP and KPMG LLP; provided that, at the time any such firm is to be utilized, such firm would qualify as an Independent Appraiser.
          “Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation executed by an authorized Officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.
          “Designated Preferred Stock” means preferred stock of the Company (other than Disqualified Stock) issued and sold for cash in a bona-fide financing transaction that is designated as Designated Preferred Stock pursuant to an Officers’ Certificate on the issuance date thereof, the net cash proceeds of which are excluded from the calculation of Restricted Payments for purposes of Section 4.11(a)(3) and are not used for purposes of Section 4.11(a)(3)(B).
          “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the issuer thereof to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale prior to the stated maturity of the Notes shall not constitute Disqualified Stock. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Indenture shall be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.
          “Eligible Jurisdiction” means any of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.
          “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
          “Equity Offering” means any issuance and sale by the Company of its Qualified Equity Interests.
          “Escrow Agent” means Wells Fargo Bank, National Association, or its successor under the Escrow Agreement.

          “Escrow Agreement” means the Escrow Agreement dated as of the Issue Date among Wells Fargo Bank, National Association, as escrow agent, Navios Maritime Holdings Inc. and Navios Maritime Finance (US) Inc.
          “Escrow Proceeds” has the meaning provided in the Escrow Agreement.
          “Escrow Proceeds Offer” has the meaning provided in the Escrow Agreement.
          “Escrow Proceeds Offered Price” means, with respect to any Escrow Proceeds Offer, a purchase price equal to 100% of the principal amount of Notes subject to such Escrow Proceeds Offer, plus accrued and unpaid interest, if any, to the purchase date.
          “Escrow Proceeds Payment Amount” means, with respect to any Escrow Proceeds Offer, the Unutilized Escrow Proceeds, together with other funds available to the Co-Issuers to make the related interest payment on the Notes subject to such Escrow Proceeds Offer.
          “Escrow Proceeds Use Date” means the 365th day after the Issue Date or, if an Escrow Proceeds Offer is required to be made, the date, of the consummation or expiration of the Escrow Proceeds Offer.
          “Event of Loss” means any of the following events: (a) the actual or constructive total loss of a Vessel or the agreed or compromised total loss of a Vessel, (b) the destruction of a Vessel, (c) damage to a Vessel to an extent, determined in good faith by the Company within 90 days after the occurrence of such damage (and evidenced by an Officers’ Certificate to such effect delivered to the Trustee and the Collateral Trustee, within such 90-day period), as shall make repair thereof uneconomical or shall render such Vessel permanently unfit for normal use (other than obsolescence) or (d) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of a Vessel that shall not be revoked within six months. An Event of Loss shall be deemed to have occurred: (i) in the event of the destruction or other actual total loss of a Vessel, on the date of such loss, or if such date is unknown, on the date such Vessel was last reported; (ii) in the event of a constructive, agreed or compromised total loss of a Vessel, on the date of determination of such total loss; (iii) in the case of any event referred to in clause (c) above, upon the delivery of the Company’s Officers’ Certificate to the Trustee and the Collateral Trustee; or (iv) in the case of any event referred to in clause (d) above, on the date that is six months after the occurrence of such event.
          “Event of Loss Proceeds” means all compensation, damages and other payments (including insurance proceeds) received by the Company, any Mortgaged Vessel Guarantor or Trustee or the Collateral Trustee, jointly or severally, from any Person, including any governmental authority, with respect to or in connection with an Event of Loss.
          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the SEC thereunder.
          “Exchange Offer” means an offer that may be made by the Co-Issuers pursuant to the Registration Rights Agreement to exchange Notes bearing the Private Placement Legend for the Exchange Securities and/or Private Exchange Securities.

          “Exchange Securities” has the meaning set forth in the Registration Rights Agreement.
          “Exercised Vessel Purchase Option Contract” means any Vessel Purchase Option Contract which has been exercised by the Company or a Restricted Subsidiary, obligating the Company or such Restricted Subsidiary to purchase such Vessel and any Related Assets, subject only to customary conditions precedent.
          “Existing Indebtedness” means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of this Indenture after giving effect to the issuance of the Notes on the Issue Date and the use of proceeds therefrom, including the amount of undrawn commitments under any Credit Facilities in existence on Issue Date and described in the Offering Memorandum.
          “Existing Notes Issue Date” means December 18, 2006, the date of original issuance of the Company’s 9 1/2% Senior Notes due 2014.
          “Existing Vessels” means the following Vessels owned by the Company or a Guarantor on the Issue Date: Navios Ionian, Navios Horizon, Navios Herakles, Navios Achilles, Navios Meridian, Navios Mercator, Navios Arc, Navios Hios, Navios Kypros, Navios Ulysses, Navios Vega, Navios Celestial and Navios Magellan.
          “Fair Market Value” means, with respect to any asset or property, the value that would be paid by a willing buyer to an unaffiliated willing seller in an arm’s length transaction not involving distress or necessity of either party. Fair Market Value shall be determined in good faith by (i) if the value of such property or asset is less than $25.0 million, an officer of the Company and evidenced by an Officers’ Certificate delivered to the Trustee and (ii) if the value of such property or asset equals or exceeds $25.0 million, the Board of Directors of the Company; provided, however, that (x) if such determination is with respect to one or more Vessels with a value that equals or exceeds $25.0 million (as determined by the Company in good faith), Fair Market Value shall be (I) based on the Appraised Value of such Vessel and (II) shall be the greater of such Vessel’s “charter-free” and “charter-adjusted” values and (y) if such determination relates to the determination by the Company of compliance with clause (7) of the definition of “Permitted Liens,” such determination shall comply with clause (x) to the extent such determination relates to one or more Vessels and in all other cases such determination shall be based on the written opinion of an independent investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith).
          “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made occurred (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.
          In addition, for purposes of calculating the Fixed Charge Coverage Ratio:
     (1) acquisitions (including of Vessels and Related Assets including, without limitation, chartered-in Vessels) that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, of any other Person or any of its Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and any prior acquisitions by such other Person to the extent not fully reflected in the historical results of operations of such other Person, and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;
     (2) the Consolidated Cash Flow attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date, shall be excluded;
     (3) the Fixed Charges attributable to operations (including Vessels and Related Assets) or businesses (and ownership interests therein) disposed of prior to the Calculation Date shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges shall not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;
     (4) any Person that is a Restricted Subsidiary on the Calculation Date (or would become a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) shall be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;
     (5) any Person that is not a Restricted Subsidiary on the Calculation Date (or would cease to be a Restricted Subsidiary on such Calculation Date in connection with the transaction requiring determination of such Consolidated Cash Flow) shall be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period;
     (6) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated at the actual rate that was in effect from time to time (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months); and
     (7) if the Company or any Restricted Subsidiary shall have entered into an agreement to acquire a Vessel which at the time of calculation to the Fixed Charge Coverage Ratio is being constructed on behalf of the Company of such Restricted Subsidiary and (i) is scheduled to be delivered no later than 18 months from the date of such calculation of the Fixed Charge Coverage Ratio and (ii) has been chartered out to a third party that is not an Affiliate of the Company pursuant to a bona fide time charter entered into on customary terms for time charters at the time (as determined in good faith by the Company), which is binding on such third party and which has a fixed duration of not less than five years, then pro forma effect will be given to the extent provided in the next paragraph below.
          For purposes of this definition, whenever pro forma effect is to be given to an acquisition (including without limitation, the charter-in of a Vessel) or construction of a Vessel or the Capital Stock of a Person that owns, or charters in, one or more Vessels or the financing thereof, such Person may (i) if a relevant Vessel is to be subject to a time charter-out with a remaining term of twelve months or longer, apply for the period for which the Fixed Charge Coverage Ratio is being calculated pro forma earnings (losses) for such Vessel based upon such charter-out, (ii) if a relevant Vessel is to be subject to a time charter-out with a remaining term of between six and twelve months, apply for the period for which the Fixed Charge Coverage Ratio is being calculated the annualized amount of pro forma earnings (losses) for such Vessel based upon such charter-out, (iii) if a relevant Vessel is not to be subject to a time charter-out, is under time charter-out that is due to expire in six months or less, or is to be subject to charter on a voyage charter basis (whether or not any such charter is in place for such Vessel), then in each case, apply for the period for which the Fixed Charge Coverage Ratio is being calculated earnings (losses) for such Vessel based upon the average of the historical earnings of comparable Vessels in such Person’s fleet in the most recent four quarter period (as determined in good faith by the chief financial officer of the Company) or if there is no such comparable Vessel, then based upon industry average earnings for comparable Vessels (as determined in good faith by the chief financial officer of the Company) or (iv) if such Vessel is a Vessel described in clause (7) of this definition then, include, to the extent that such Vessel has not been delivered to the Company or a Restricted Subsidiary or if so delivered has not been deployed for the entire period for which the Fixed Charge Coverage Ratio is being calculated, for such period (or the portion of such period during which such Vessel was not deployed if such Vessel has been deployed but not for the entire period) the Proportionate Amount of earnings (losses) for such Vessel based upon the contractual terms of such Vessel’s charter-out agreement applicable to the first twelve months following scheduled delivery of such Vessel (or the ratable amount of such Proportionate Amount of earnings (losses) to the extent the Vessel has been deployed but for less then the entire period (with the actual earnings of such Vessel being given effect to for the period deployed to the extent otherwise included in the calculation of Consolidated Cash Flow). As used herein, “Proportionate Amount of earnings (losses)” means the product of the earnings (losses) referred to above and the percentage of the aggregate purchase price for such Vessel which has been paid as of the relevant date of the determination of the Fixed Charge Coverage Ratio.
          Additionally, any pro forma calculations may include the reduction or increase in costs for the applicable period resulting from, or in connection with, the acquisition of assets, an asset sale or other transaction or event which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Regulation S-X under the Securities Act or (b) have been realized at the time such pro forma calculation is made or are reasonably expected to be realized within twelve months following the consummation of the transaction to which such pro forma calculations relate, which actions shall be certified by the chief financial officer of the Company; provided that, in the case of adjustments pursuant to this clause (b), such adjustments shall be set forth in a certificate signed by the Company’s chief financial officer which states in detail (i) the amount of such adjustment or adjustments and (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Company at the time of such execution. Any such certificate shall be provided to the Trustee if the Company or any Restricted Subsidiary incurs Indebtedness, issues Disqualified Stock or preferred stock, makes any Restricted Payment or consummates any transaction described under Section 5.01 necessitating the calculation of the Fixed Charge Coverage Ratio.
          “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:
     (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, (x) including, without limitation, amortization of original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of any Securitization Fees, the interest component of all payments associated with Capital Lease Obligations and the net payments made pursuant to Hedging Obligations in respect of interest rates and (y) excluding amortization of deferred financing fees, debt issuance costs and commissions, fees and expenses incurred in connection with the incurrence of Indebtedness and any expensing of bridge, commitment and other financing fees; plus
     (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus
     (3) any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus
     (4) all dividends accrued or paid on any series of Disqualified Stock or Designated Preferred Stock of the Company or any Disqualified Stock or preferred stock of any Restricted Subsidiary (other than any such Disqualified Stock, Designated Preferred Stock or preferred stock held by the Company or a Wholly Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests); plus
     (5) to the extent any Attributable Indebtedness is outstanding and is not a Capital Lease Obligation, the amount of interest implicit in any payments related to such Attributable Indebtedness during such period.
          “Forward Freight Agreement” means, with respect to any Person, any forward freight agreement or comparable swap, future or similar agreement or arrangement relating to derivative trading in freight or similar rates.
          “GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, in each case, as in effect on the Issue Date, or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, in each case, as in effect on the Issue Date.
          “Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.
          “guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.
          “Guarantee” or “Note Guarantee” means the guarantee by each Guarantor of the Company’s obligations under this Indenture and on the Notes, executed pursuant to the provisions of this Indenture.
          “Guarantor” means each Subsidiary of the Company that executes a Guarantee in accordance with the provisions of this Indenture and its successors and assigns, until such Subsidiary is released from its Guarantee in accordance with the provisions of this Indenture.
          “Hedging Obligations” means, with respect to any Person, the obligations of such Person under swap, cap, collar, forward purchase, Forward Freight Agreements or agreements or arrangements similar to any of the foregoing and dealing with interest rates, currency exchange rates, commodity prices or freight rates, either generally or under specific contingencies.
          “Heirs” of any individual means such individual’s estate, spouse, lineal relatives (including adoptive descendants), administrator, committee or other personal representative or other estate planning vehicle and any custodian or trustee for the benefit of any spouse or lineal relatives (including adoptive descendants) of such individual.
          “Holder” means a Person in whose name a Note is registered on the books maintained by the Registrar.
          “Indebtedness” of any Person at any date means, without duplication:
     (1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);
     (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;
     (3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;
     (4) all obligations of such Person representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed and which is treated as indebtedness under GAAP, except any such balance that constitutes an accrued expense or trade payable, or similar obligations to trade creditors incurred in the ordinary course of business;
     (5) all Capital Lease Obligations of such Person;
     (6) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;
     (7) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Company or its Subsidiaries that is guaranteed by the Company or the Company’s Subsidiaries shall only be counted once in the calculation of the amount of Indebtedness of the Company and its Subsidiaries on a consolidated basis; provided further that Standard Securitization Undertakings in connection with a Qualified Securitization Transaction shall not be considered to be a guarantee of Indebtedness;
     (8) all Attributable Indebtedness;
     (9) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and
     (10) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person.
          Notwithstanding clause (4) above, the obligation of the Company or any Restricted Subsidiary to pay the purchase price for an Exercised Vessel Purchase Option Contract entered into and exercised in the ordinary course of business and consistent with past practices of the Company and its Restricted Subsidiaries shall not constitute “Indebtedness” under clause (4) above even though the purchase price therefor may be due more than six months after exercise thereof.
          “Identified Vessel Purchase Agreement” means the purchase and sale agreement with respect to an Identified Vessel.
          “Identified Vessels” means each of the Navios Lumen and Navios Phoenix to be purchased with Escrow Proceeds.
          “Indenture” means this Indenture, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof including, for all purposes of this Indenture and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this Indenture.
          “Independent Appraiser” means a Person:
     (1) that is (a) engaged in the business of appraising Vessels who is generally acceptable to institutional lenders to the shipping industry or (b) if no Person described in clause (i) is at such time generally providing appraisals of vessels (as determined in good faith by the Company) then, an independent investment banking firm of international standing qualified to perform such valuation (as determined in good faith by the Company); and
     (2) who (a) is independent of the parties to the transaction in question and their Affiliates and (b) is not connected with the Company, any of the Restricted Subsidiaries or any of such Affiliates as an officer, director, employee, partner or person performing similar functions.
     “Initial Purchasers” means Banc of America Securities LLC, J.P. Morgan Securities Inc., S. Goldman Advisors LLC, Commerzbank Capital Markets Corp., DVB Capital Markets LLC and DNB NOR Markets, Inc.
          “Intercompany Debt” means Indebtedness of an Mortgaged Vessel Guarantor to the extent issued to or held by the Company or any Subsidiary of the Company.
          “interest” means, with respect to the Notes, interest and Additional Interest, if any, on the Notes (regardless of whether so stated).
          “Interest Payment Date” means each May 1 and November 1 starting with May 1, 2010.
          “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons in the forms of loans (including guarantees or other obligations), advances or capital contributions, purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP but excluding extensions of trade credit or advances, deposits and payments to or with suppliers, lessors or utilities or for workers’ compensation in the ordinary course of business or prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in Section 4.11(c). The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person shall be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in Section 4.11(c). Except as otherwise provided in this Indenture, the amount of an Investment shall be determined at the time the Investment is made and without giving effect to subsequent changes in value.
          “Issue Date” means November 2, 2009, the date of the original issuance of the Notes under this Indenture.

          “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind on such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease that is not a Capital Lease Obligation be deemed to constitute a Lien.
          “Loan To Value Ratio — Actual” means, at any time, the ratio (determined before giving effect to the issuance of any Additional Notes resulting in the requirement to calculate the “Loan To Vale Ratio — Actual” and further excluding the proposed application of the proceeds thereof) of (x) the aggregate principal amount of the Notes outstanding at such time to (y) the aggregate Fair Market Value of all Collateral (including all Trust Monies) at such time.
          “Loan To Value Ratio — Additional Notes” means, at any time, in connection with the issuance of Additional Notes, the ratio of (x) the aggregate principal amount of the Additional Notes to be issued at such time outstanding at such time to (y) the sum of (I) the aggregate Fair Market Value of all Collateral to be purchased by (or contributed to) one or more Mortgaged Vessel Guarantors with the proceeds of the issuance of such Additional Notes and other funds available to the Company on the date of issuance of such Additional Notes and (II) any cash proceeds from the issuance of such Additional Notes and any other funds, in each case, deposited as Trust Monies in connection with the issuance of such Additional Notes.
          “Make-Whole Redemption” has the meaning given in Section 5 of the Notes.
          “Make-Whole Redemption Date” with respect to a Make-Whole Redemption, means the date such Make-Whole Redemption is effected.
          “Maturity Date” when used with respect to any Note, means the date on which the principal amount of such Note becomes due and payable as therein or herein provided.
          “Moody’s” means Moody’s Investors Service, Inc. and its successors.
          “Mortgaged Vessel Guarantor” means a Guarantor that is the owner of one or more Mortgaged Vessels.
          “Mortgaged Vessels” means (i) the Existing Vessels, (ii) the Identified Vessels and each Alternative Vessel, as applicable, to the extent acquired with Escrow Proceeds and (iii) any other Vessels made subject to the Lien of the Security Documents in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders pursuant to Article Eleven.
          “Navios Partners” means Navios Maritime Partners, L.P., a Marshall Islands limited partnership, of which a Subsidiary of the Company is the general partner.
          “Net FFA Loss Amount” means, for each applicable period, the amount of net recorded losses (whether realized or unrealized), net of recorded gains during such period (whether realized or unrealized), in respect of Forward Freight Agreements not permitted to be entered into under clause (i) of the definition of “Permitted Hedging Obligations” and related net recorded trading losses (whether realized or unrealized), net of related cash trading gains for such period (whether realized or unrealized), of the Company and its Restricted Subsidiaries for such period.
          “Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local taxes paid or payable as a result of the Asset Sale, (c) amounts required to be applied to the repayment of Indebtedness, other than Indebtedness under a Credit Facility, secured by a Lien incurred in compliance with the terms of this Indenture and the Security Documents on the asset or assets that were the subject of such Asset Sale, (d) amounts required to be paid to any Person (other than the Company or any of its Restricted Subsidiaries) owning a beneficial interest in the assets which are subject to such Asset Sale and (e) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with GAAP and any reserve in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated.
          “Non-Recourse Debt” means Indebtedness:
     (1) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertakings in connection with a Qualified Securitization Transaction)), (b) is directly or indirectly liable as a guarantor or otherwise (other than, with respect to a Securitization Subsidiary, pursuant to Standard Securitization Undertaking in connection with a Qualified Securitization Transaction), or (c) constitutes the lender; and
     (2) as to which the lenders have been notified in writing or have contractually agreed that they shall not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than, in the case of a Qualified Securitization Transaction, the equity interests in, any Purchase Money Notes of and the assets of the applicable Securitization Subsidiary).
          “Non-U.S. Person” has the meaning assigned to such term in Regulation S.
          “Notes” means, collectively, the Co-Issuers’ 8 7/8% First Priority Ship Mortgage Notes due 2017 issued in accordance with Section 2.02 (whether issued on the Issue Date, issued as Additional Notes, issued as Exchange Securities, issued as Private Exchange Securities or otherwise issued after the Issue Date) treated as a single class of securities under this Indenture, as amended or supplemented from time to time in accordance with the terms of this Indenture.
          “Obligations” means any principal, interest, penalties, fees, costs and expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.
          “Offering Memorandum” means the offering memorandum of the Co-Issuers relating to the Notes issued on the Issue Date, dated October 22, 2009.
          “Officer” means, with respect to any Person, any of the following: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, the Chief Operating Officer, any Vice President, any Assistant Vice President, the Treasurer, any Assistant Treasurer, the Secretary, any Assistant Secretary, the Controller or any other officer designated by the relevant Board of Directors serving in a similar capacity.
          “Officers’ Certificate” means a certificate signed by two Officers.
          “Opinion of Counsel” means a written opinion from legal counsel that meets the requirements of Sections 13.04 and 13.05. The counsel may be an employee of, or counsel to, the Co-Issuers, a Guarantor or the Trustee. Opinions of Counsel required to be delivered under this Indenture may have qualifications customary for opinions of the type required in the relevant jurisdiction or related to the items covered by the opinion and counsel delivering such Opinions of Counsel may rely on certificates of the Co-Issuers or government or other officials customary for opinions of the type required, including certificates certifying as to matters of fact, including that various covenants have been complied with.
          “pari passu Indebtedness” means any Indebtedness of the Co-Issuers or any Guarantor that ranks pari passu in right of payment with the Notes or the Note Guarantees, as applicable.
          “Permitted Asset Swap” means the exchange of property or assets of the Company or any Restricted Subsidiary for assets to be used by the Company or a Restricted Subsidiary in a Permitted Business.
          “Permitted Business” means any business conducted by the Company or any of its Subsidiaries as described in the Offering Memorandum and any businesses that, in the good faith judgment of the Board of Directors of the Company, are reasonably related, ancillary, supplemental or complementary thereto, or reasonable extensions thereof.

          “Permitted Flag Jurisdiction” means any of the Republic of the Marshall Islands, the Republic of Liberia, the Republic of Panama, Greece, Malta, the Republic of Cyprus and the Commonwealth of the Bahamas and any other jurisdiction generally acceptable to institutional lenders in the shipping industry, as determined in good faith by the Board of Directors.
          “Permitted Hedging Obligations” means:
     (i) at any time, Hedging Obligations designed to manage interest rates or interest rate risk or protect against fluctuations in currency exchange rates, commodity prices or freight rates and not for speculative purposes (all as determined by the Company on the date of entering into such Hedging Obligation); and
     (ii) obligations in respect of one or more Forward Freight Agreements not covered by clause (i) above if at the time each such Forward Freight Agreement is entered into either:
     (x) after giving pro forma effect thereto as if such Forward Freight Agreement had been entered into at the beginning of the applicable four-quarter period, the Company would have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a); or
     (y) the Net FFA Loss Amount shall not have exceeded either (I) $12.5 million for the calendar year in which such Forward Freight Agreement is entered into, determined as of the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time the applicable Forward Freight Agreement shall be entered into, provided that, to the extent that any portion of the Net FFA Loss Amount for any prior calendar year is less than $12.5 million, such unused portion may be carried forward and utilized in one or more subsequent years until so utilized or (II) $50.0 million for the period (taken as one accounting period) from January 1, 2007, to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time the applicable Forward Freight Agreement shall be entered into;
provided that the restrictions set forth in this clause (ii) shall not apply with respect to:
     (I) the settling of a position in respect of an outstanding Forward Freight Agreement in accordance with the terms thereof; or
     (II) the entering into of any Forward Freight Agreement by the Company or any Restricted Subsidiary if the sole purpose thereof is to offset, in whole or in part, the risk of loss with respect to any then outstanding Forward Freight Agreement.
          “Permitted Holders” means each of: (i) Angeliki Frangou; (ii) each of her spouse, siblings, ancestors, descendants (whether by blood, marriage or adoption, and including stepchildren) and the spouses, siblings, ancestors and descendants thereof (whether by blood, marriage or adoption, and including stepchildren) of such natural persons, the beneficiaries, estates and legal representatives of any of the foregoing, the trustee of any bona fide trust of which any of the foregoing, individually or in the aggregate, are the majority in interest beneficiaries or grantors, and any corporation, partnership, limited liability company or other Person in which any of the foregoing, individually or in the aggregate, own or control a majority in interest; and (iii) all Affiliates controlled by the Persons named in clauses (i) and (ii) above.
          “Permitted Investments” means:
     (1) any Investment in cash or Cash Equivalents;
     (2) any Investment in a Co-Issuer or in a Guarantor;
     (3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:
     (a) such Person becomes a Guarantor; or
     (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, a Co-Issuer or a Guarantor;
     (4) any Investment made as a result of the receipt of non-cash consideration from an asset sale that was made pursuant to and in compliance with Section 4.13;
     (5) any Investment made for consideration consisting of Qualified Equity Interests of the Company;
     (6) any Investments received in compromise, settlement or resolution of (A) obligations of trade creditors or customers, including, without limitation, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;
     (7) Investments represented by Permitted Hedging Obligations;
     (8) Investments in existence on the Issue Date;
     (9) Investments in prepaid expenses, negotiable instruments held for collection and lease, endorsements for deposit or collection in the ordinary course of business, utility or workers’ compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business;
     (10) loans and advances to employees and officers of the Company and its Restricted Subsidiaries in the ordinary course of business not to exceed $7.5 million at any one time outstanding;

     (11) payroll, travel and similar advances made in the ordinary course of business to cover matters that are expected at the time of such advances to be treated as expenses in accordance with GAAP;
     (12) Investments held by a Person at the time such Person becomes a Restricted Subsidiary of the Company or is merged into the Company or a Restricted Subsidiary of the Company and not made in contemplation of such Person becoming a Restricted Subsidiary or merger;
     (13) any Investment by the Company or any Restricted Subsidiary in a Securitization Subsidiary (including, without limitation, the payment of Securitization Fees in connection with a Qualified Securitization Transaction) or any Investment by a Securitization Subsidiary in any other Person in connection with a Qualified Securitization Transaction (including Investments of funds held in accounts required by customary arrangements governing such Qualified Securitization Transaction in the manner required by such arrangements), so long as any Investment in a Securitization Subsidiary is in the form of a Purchase Money Note, a contribution of additional Securitization Assets or an Equity Interest;
     (14) Investments in any Person engaged in a Permitted Business the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (14) since the Issue Date and that remain outstanding, do not exceed the greater of (x) $25.0 million and (y) 2.0% of Total Tangible Assets;
     (15) Investments in Unrestricted Subsidiaries the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (15) since the Issue Date and that remain outstanding, do not exceed the greater of (x) $25.0 million and (y) 2.0% of Total Tangible Assets;
     (16) other Investments in any Person having an aggregate Fair Market Value, when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding, not to exceed the greater of (x) $50.0 million and (y) 3.5% of Total Tangible Assets; and
     (17) Investments in Navios Partners, the Fair Market Value of which, when taken together with all other Investments made pursuant to this clause (17) since the Issue Date and that remain outstanding, do not exceed the sum of (x) the greater of (I) $200.0 million and (II) 10.0% of Total Tangible Assets and (y) provided that the Company shall have elected to exclude such cash distributions from Consolidated Net Income as provided for in clause (10) of the definition thereof, the amount of cash distributions received from Navios Partners since the Issue Date.
          “Permitted Liens” means:
     (1) Liens on assets and property of the Company or any of its Subsidiaries securing Indebtedness and other related Obligations under Credit Facilities in an aggregate amount at any time outstanding not to exceed $600.0 million; provided that no such Liens shall extend to any assets or property constituting Collateral;

     (2) Liens in favor of the Company or any of its Restricted Subsidiaries;
     (3) Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were not created in connection with such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Company or the Restricted Subsidiary; provided further that no such Liens shall extend to any assets or property constituting Collateral;
     (4) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; provided that such Liens were not incurred in connection with such acquisition; provided further that no such Liens shall extend to any assets or property constituting Collateral;
     (5) Liens incurred or deposits in connection with workers’ compensation, employment insurance or other types of social security, including Liens securing letters of credit issued in the ordinary course of business or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations including those arising from regulatory, contractual or warranty requirements of the Company and its Subsidiaries, including rights of offset and setoff (in each case exclusive of obligations for the payment of borrowed money);
     (6) Liens securing (i) Indebtedness incurred pursuant to clause (4) of Section 4.10(b) covering only the assets acquired with or financed by such Indebtedness; provided that no such Liens shall extend to any assets or property constituting Collateral;
     (7) Liens securing Indebtedness incurred to finance (A) the construction, purchase or lease of, or repairs, improvements or additions to, one or more Vessels and any Related Assets or (B) the Capital Stock of a Person the assets of which include one or more Vessels and any Related Assets (and, in each case, Liens securing Indebtedness that refinances or replaces any such Indebtedness); provided, however, that, (i) except as provided in clauses (ii) and (iii) below and except to the extent that any portion of such Indebtedness is secured by a Lien incurred and outstanding pursuant to another clause of this definition of “Permitted Liens” or otherwise in compliance with Section 4.12, the principal amount of Indebtedness secured by such a Lien in respect of this clause (7) does not exceed (x) with respect to Indebtedness incurred to finance the construction of such Vessel(s) or Related Assets, 80%, without duplication, of the sum of (1) the contract price pursuant to the Vessel Construction Contract(s) for such Vessel(s) plus, without duplication, the Fair Market Value of any Related Assets and (2) any other ready for sea cost for such Vessel(s) or Related Assets (as determined in good faith by the Company), and (y) with respect to Indebtedness incurred to finance the acquisition of such Vessel(s), Related Assets or Person, 80% of the Fair Market Value of such Vessel(s), Related Assets or the Vessel and Related Assets of such Person at the time such Lien is incurred, (ii) in the case of Indebtedness that matures within nine months after the incurrence of such Indebtedness (other than any Permitted Refinancing Indebtedness of such Indebtedness or

Indebtedness that matures within one year prior to the Stated Maturity of the Notes), the principal amount of Indebtedness secured by such a Lien shall not exceed the Fair Market Value of such, without duplication, Vessel(s), Related Assets or the Vessel and Related Assets of such Person at the time such Lien is incurred, and (iii) in the case of Indebtedness representing Capital Lease Obligations relating to a Vessel or Related Assets, the principal amount of Indebtedness secured by such a Lien shall not exceed 100% of the sum of (1), without duplication, the Fair Market Value of such Vessel or Related Assets at the time such Lien is incurred and (2) any ready for sea cost for such Vessel or Related Assets (as determined in good faith by the Company); provided further that no such Liens shall extend to any assets or property constituting Collateral;
     (8) Liens arising from Uniform Commercial Code financing statements filings or other applicable similar filings regarding operating leases and vessel charters entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;
     (9) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary arising from Vessel chartering, drydocking, maintenance, repair, refurbishment or replacement, the furnishing of supplies and bunkers to Vessels and Related Assets, repairs and improvements to Vessels and Related Assets, masters’, officers’ or crews’ wages and maritime Liens; provided that in the case of a Charter of a Mortgaged Vessel, such Lien is subject to the Lien of this Indenture and the Security Documents;
     (10) Liens for general average and salvage;
     (11) Liens existing on the date of this Indenture (other than Liens under the Credit Agreement) and, in the case of the Mortgaged Vessels as of the Issue Date, disclosed in the Offering Memorandum (after giving effect to the application of the proceeds from the Notes on the Issue Date);
     (12) Liens for taxes, assessments or governmental charges or claims that are not yet due or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;
     (13) (x) Liens imposed by law, such as carriers’, warehousemen’s, landlord’s, suppliers’ and mechanics’ Liens, in each case, incurred in the ordinary course of business and (y) other Liens arising by operation of law covered by insurance including any deductibles thereon;
     (14) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that do not materially adversely affect the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;
     (15) Liens securing (a) the Notes or the Guarantees issued on the Issue Date (and any Exchange Securities or Private Exchange Securities and related Guarantees issued pursuant to the terms of the Registration Rights Agreement) or payment obligations to the Trustee and (b) Additional Notes; provided that, in the case of this clause (b), immediately after giving effect to the incurrence of such Additional Notes, the Loan To Value Ratio — Additional Notes is less than the lesser of (i) 0.70 to 1.0 and (ii) 1.1 times the Loan To Value Ratio — Actual at such time;
     (16) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture; provided, however, that such Liens (a) are not materially more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being refinanced, and (b) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so refinanced (other than (x) any improvements or accessions to such property or assets or any items which constitute Related Assets with respect to such underlying property or assets securing the Indebtedness so refinanced or (y) any Lien on additional property or assets which Lien would have been permitted under Section 4.12 in respect of the Indebtedness being refunded, refinanced, replaced, defeased or discharged by such Permitted Refinancing Indebtedness at the time such prior Indebtedness was initially incurred by the Company or such Restricted Subsidiary);
     (17) Liens arising by reason of any judgment, decree or order of any court not giving rise to an Event of Default;
     (18) Liens and rights of setoff in favor of a bank imposed by law and incurred in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;
     (19) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
     (20) Liens securing Permitted Hedging Obligations which Permitted Hedging Obligations relate to Indebtedness that is otherwise permitted under this Indenture; provided, however, that if such Permitted Hedging Obligation is a Forward Freight Agreement such Lien shall not extend to any property or asset of the Company or any Restricted Subsidiary other than funds of the Company or such Restricted Subsidiary maintained in the ordinary course of business in deposit accounts with the clearinghouse clearing such Forward Freight Agreement; provided further that no such Liens shall extend to any assets or property constituting Collateral;
     (21) Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into in the ordinary course of business;
     (22) Liens arising under any retention of title, hire, purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to the Company or a Restricted Subsidiary in the ordinary course of business;

     (23) Liens on Securitization Assets transferred to a Securitization Subsidiary or on assets of a Securitization Subsidiary or pledges of the equity interests in or Purchase Money Notes of a Securitization Subsidiary, in each case, in connection with a Qualified Securitization Transaction;
     (24) any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (1) through (22); provided that any such extension, renewal or replacement is no more restrictive in any material respect that the Lien so extended, renewed or replaced and does not extend to any additional property or assets; and
     (25) Liens incurred by the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $50.0 million at any one time outstanding; provided that not greater than $10.0 million of such obligations may be secured by Liens on any assets or property constituting Collateral.
          For purposes of determining what category of Permitted Lien that any Lien shall be included in, the Company in its sole discretion may classify such Lien on the date of its incurrence and later reclassify all or a portion of such Lien in any manner that complies with this definition. Notwithstanding the foregoing, the Company shall not and shall not permit any Restricted Subsidiary to, directly or indirectly, create , incur, assume or suffer to exist any Lien on any Capital Stock, Intercompany Debt or other securities issued by any Mortgaged Vessel Guarantor other than in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders.
          “Permitted Refinancing Indebtedness” means any Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refund, refinance, replace, defease or discharge, other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries; provided that, in the case of Indebtedness which is not being used to concurrently refinance or defease the Notes in full:
     (1) the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends in connection therewith, of the Indebtedness, Disqualified Stock or preferred stock extended, refinanced, renewed, replaced, defeased or refunded (plus all dividends and accrued interest on such Indebtedness, Disqualified Stock or preferred stock and the amount of all fees, expenses, premiums and other amounts incurred in connection therewith);
     (2) such Permitted Refinancing Indebtedness has a final maturity or final Redemption Date either (i) no earlier than the final maturity or final Redemption Date of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded or (ii) after the Maturity Date;
     (3) the portion, if any, of the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded has a

Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded;
     (4) if the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes or a Guarantee, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes or a Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness, Disqualified Stock or preferred stock being extended, refinanced, renewed, replaced, defeased or refunded; and
     (5) such Indebtedness is incurred either by (i) if a Restricted Subsidiary that is not a Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, any Restricted Subsidiary that is not a Guarantor or (ii) the Company or Guarantor (or any Restricted Subsidiary that becomes a Guarantor in contemplation of or upon the incurrence of such Permitted Refinancing Indebtedness).
          For all purposes of this Indenture, Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries (collectively, the “Replacement Indebtedness”) may in the Company’s discretion be deemed to replace other Indebtedness, Disqualified Stock or preferred stock of the Company or any of its Restricted Subsidiaries (collectively, the “Replaced Indebtedness”) if such Replacement Indebtedness satisfies the requirements of clauses (1) through (5) above and (x) is incurred no later than 180 days of the date on which the Replaced Indebtedness was repaid, redeemed, defeased or discharged and (y) if the proceeds of the Replaced Indebtedness were primarily utilized to finance or refinance the acquisition of one or more Vessels, then substantially all of the net proceeds from such Replacement Indebtedness must be used to finance or refinance the acquisition of assets used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets, which need not be the same Vessel or Vessels or Related Assets which were financed or refinanced with the Replaced Indebtedness).
          “Permitted Repairs” means, with respect to any newly acquired second-hand Vessel, repairs which, in the reasonable judgment of the Company, are required to be made to such Vessel upon acquisition and which are made within 120 days of the acquisition thereof.
          “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
          “principal” means, with respect to the Notes, the principal of and premium, if any, on the Notes.
          “Private Exchange Securities” shall have the meaning specified in the Registration Rights Agreement.

          “Private Placement Legend” means the legends in the form set forth in Exhibit B to be placed on the Notes except where otherwise permitted by the provisions of this Indenture.
          “Purchase Money Note” means a promissory note of a Securitization Subsidiary to the Company or any Restricted Subsidiary of the Company, which note (a) must be repaid from cash available to the Securitization Subsidiary, other than amounts required to be established as reserves, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated or newly acquired Securitization Assets and (b) may be subordinated to the payments described in clause (a).
          “Qualified Collateral” means one or more Qualified Vessels and/or cash and Cash Equivalents, the aggregate Fair Market Value of which is at least equal to the Appraised Value of the Mortgaged Vessel or Mortgaged Vessels for which such Qualified Collateral is being substituted.
          “Qualified Equity Interests” means Equity Interests of the Company other than Disqualified Stock.
          “Qualified Institutional Buyer” or “QIB” shall have the meaning specified in Rule 144A under the Securities Act.
          “Qualified Securitization Transaction” means any transaction or series of transactions entered into by the Company or any of its Restricted Subsidiaries pursuant to which the Company or such Restricted Subsidiary sells, contributes, conveys or otherwise transfers to (a) a Securitization Subsidiary (in the case of a transfer by the Company or any of its Restricted Subsidiaries) and (b) any other Person (in the case of a transfer by a Securitization Subsidiary), or transfers an undivided interest in or grants a security interest in, any Securitization Assets (whether now existing or arising in the future) of the Company or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such Securitization Assets, all contracts and all guarantees or other obligations in respect of such Securitization Assets, proceeds of such Securitization Assets and all other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with a securitization transaction of such type; provided such transaction is on market terms at the time the Company or such Restricted Subsidiary enters into such transaction.
          “Qualified Vessel” means, as of any date, a Vessel which (i) is not a Mortgaged Vessel as of such date and (ii) is to be owned by the Company or a Mortgaged Vessel Guarantor.
          “Record Date” means the applicable Record Date specified in the Notes; provided that if any such date is not a Business Day, the Record Date shall be the first day immediately succeeding such specified day that is a Business Day.
          “Redemption Date,” when used with respect to any Note to be redeemed, means the date fixed for such redemption pursuant to this Indenture and the Notes.

          “Redemption Price,” when used with respect to any Note to be redeemed on a Redemption Date, means the price fixed for such redemption pursuant to and in accordance with this Indenture, exclusive of accrued and unpaid interest and Additional Interest, if any, thereon to the Redemption Date, unless otherwise specifically provided herein.
          “Registration Rights Agreement” means (i) the Registration Rights Agreement dated as of the Issue Date among the Company, the Guarantors and the Initial Purchasers and (ii) any other exchange and registration rights agreement entered into in connection with an issuance of Additional Notes in a private offering after the Issue Date.
          “Regulation S” means Regulation S under the Securities Act.
          “Regulation S-X” means Regulation S-X under the Securities Act.
          “Related Asset” means (i) any insurance policies and contracts from time to time in force with respect to a Vessel, (ii) the Capital Stock of any Restricted Subsidiary of the Company owning a Vessel and related assets, (iii) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (iv) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (v) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Vessel purchase option or agreement, (vi) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (vii) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder’s obligations under such contract and (viii) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.
          “Responsible Officer” means, when used with respect to the Trustee, any officer in the Corporate Trust Office of the Trustee, including any vice president, assistant vice president, trust officer, assistant trust officer or any other officer of the Trustee who currently performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such officer’s knowledge of and familiarity with the particular subject and shall also mean any officer who shall have direct responsibility for the administration of this Indenture.
          “Restricted Investment” means an Investment other than a Permitted Investment.
          “Restricted Security” means a Note that constitutes a “Restricted Security” within the meaning of Rule 144(a)(3) under the Securities Act; provided, however, that the Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any Note constitutes a Restricted Security.
          “Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.
          “Rule 144A” means Rule 144A under the Securities Act.

          “S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.
          “Sale/Leaseback Transaction” means any arrangement with any Person or to which any such Person is a party providing for the leasing to the Company or a Subsidiary of the Company of any property, whether owned by the Company or any of its Subsidiaries at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or any of its Subsidiaries to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.
          “SEC” means the U.S. Securities and Exchange Commission.
          “Secondary Escrow Proceeds” has the meaning provided in the Escrow Agreement.
          “Secured Indebtedness” means any Indebtedness (other than Subordinated Indebtedness) of the Company or a Restricted Subsidiary of the Company secured by a Lien on any of its assets.
          “Securities Act” means the U.S. Securities Act of 1933, as amended, or any successor statute or statutes thereto and, in each case, the rules and regulations promulgated by the SEC thereunder.
          “Securitization Assets” means any accounts receivable, instruments, chattel paper, contract rights, general intangibles or revenue streams subject to a Qualified Securitization Transaction and any assets related thereto (other than Vessels), including, without limitation, all collateral securing such assets, all contracts and all guarantees or other supporting obligations in respect of such assets and all proceeds of the forgoing.
          “Securitization Fees” means all yield, interest or other payments made directly or by means of discounts with respect to any interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Transaction.
          “Securitization Repurchase Obligation” means any obligation of a seller of Securitization Assets in a Qualified Securitization Transaction to repurchase Securitization Assets arising as a result of a breach of Standard Securitization Undertakings, including as a result of a Securitization Asset or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to, the seller.
          “Securitization Subsidiary” means a Subsidiary of the Company (or another Person formed for the purposes of engaging in a Qualified Securitization Transaction in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers Securitization Assets and related assets):

     (1) that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing Securitization Assets of the Company and/or its Restricted Subsidiaries, and any activities incidental thereto;
     (2) that is designated by the Board of Directors of the Company or such other Person as a Securitization Subsidiary pursuant to a Board Resolution set forth in an Officers’ Certificate and delivered to the Trustee;
     (3) that, other than Securitization Assets, has total assets at the time of such creation and designation with a book value of $10,000 or less;
     (4) has no Indebtedness other than Non-Recourse Debt;
     (5) with which neither the Company nor any Restricted Subsidiary of the Company has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings on terms not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company in connection with a Qualified Securitization Transaction (as determined in good faith by the Company) and Securitization Fees payable in the ordinary course of business in connection with such a Qualified Securitization Transaction; and
     (6) with respect to which neither the Company nor any Restricted Subsidiary of the Company has any obligation (a) to make any additional capital contribution (other than Securitization Assets) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.
          “Security Agreements” means (i) each Assignment of Freights and Hires and (ii) each Assignment of Insurance.
          “Security Documents” means the Ship Mortgages, the Escrow Agreement and the Security Agreements.
          “Security Interests” means the Lien on the Collateral created by the Security Documents and this Indenture in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders.
          “Ship Mortgage” means either the first preferred ship mortgage or first priority statutory mortgage and related deed of covenants, in each case, on each of the Mortgaged Vessels granted by a Mortgaged Vessel Guarantor to the Collateral Trustee and dated on or before the Issue Date or a Vessel Tender Date, as the case may be, as amended from time to time in accordance with the terms of this Indenture and such Ship Mortgages, which in the case of (i) the Greek Ship Mortgage shall be substantially in the form of Exhibit F-1 hereto, (ii) the Maltese Ship Mortgage shall be substantially in the form of Exhibit F-2 hereto, (iii) the Panamanian Ship Mortgage shall be substantially in the form of Exhibit F-3 hereto and (iv) any other Ship Mortgage from time to time established under the terms of any other jurisdiction, including any Ship

Mortgage in connection with the transfer or change of flag to a Permitted Flag Jurisdiction, shall be substantially in the form of any of Exhibits F-1, F-2 or F-3 hereto.
          “Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02(w) of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of this Indenture.
          “Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company or any Restricted Subsidiary of the Company which have been determined by the Company in good faith to be reasonably customary in Qualified Securitization Transactions, including, without limitation, those relating to the servicing of the assets of a Securitization Subsidiary, it being understood that any Securitization Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.
          “Stated Maturity” means, with respect to any installment of principal on any series of Indebtedness, the date on which the payment of principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of this Indenture (or, if incurred after the date of this Indenture, as of the date of the initial incurrence thereof) and shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.
          “Subordinated Indebtedness” means Indebtedness of a Co-Issuer or any Guarantor that is subordinated in right payment to the Notes or the Note Guarantees of such Guarantor, as the case may be.
          “Subsidiary” means, with respect to any specified Person:
     (1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or Trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of such Person (or a combination thereof); and
     (2) any other Person of which at least a majority of the voting interest (without regard to the occurrence of any contingency) is at the time directly or indirectly owned by such Person or one or more Subsidiaries of such Person (or a combination thereof).
          “Tax” shall mean any tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and any other liabilities related thereto).
          “Taxing Authority” shall mean any government or political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

          “Total Tangible Assets” means the total consolidated assets, less goodwill and intangibles, of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company prepared in accordance with GAAP.
          “Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as in effect on the date on which this Indenture is qualified under the Trust Indenture Act, except as otherwise set forth in Section 9.03.
          “Trustee” means the party named as such in the preamble to this Indenture until a successor replaces it in accordance with the provisions of this Indenture and thereafter means such successor.
          “Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:
     (1) has no Indebtedness other than Non-Recourse Debt;
     (2) except as permitted by Section 4.14 is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;
     (3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to make any additional capital contributions (other than, with respect to a Securitization Subsidiary, Securitization Assets transferred in connection with a Qualified Securitization Transaction) or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof; and
     (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.
          Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.11. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.10, the Company shall be in default of such Section. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under Section 4.10, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence immediately following such designation.
          “Unutilized Escrow Proceeds” means $105.0 million less the amount released from escrow pursuant to the Escrow Agreement (x) for the purchase of the Identified Vessels or one or more Alternative Vessels and (y) which represent Secondary Escrow Proceeds returned to the Company in accordance with the Escrow Agreement.
          “U.S. Legal Tender” means such coin or currency of the United States of America that at the time of payment shall be legal tender for the payment of public and private debts.
          “U.S. Dollar Equivalent” means, with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as quoted by Reuters at approximately 10:00 A.M. (New York time) on the date not more than two Business Days prior to such determination.
          “Vessel” means one or more shipping vessels whose primary purpose is the maritime transportation of cargo or which are otherwise engaged, used or useful in any business activities of the Company and its Restricted Subsidiaries and which are owned by and registered (or to be owned by and registered) in the name of the Company or any of its Restricted Subsidiaries or operated or to be operated by the Company or any of its Restricted Subsidiaries pursuant to a lease or other operating agreement constituting a Capital Lease Obligation, in each case together with all related spares, equipment and any additions or improvements.
          “Vessel Construction Contract” means any contract for the construction (or construction and acquisition) of a Vessel and any Related Assets entered into by the Company or any Restricted Subsidiary, including any amendments, supplements or modifications thereto or change orders in respect thereof.
          “Vessel Purchase Option Contract” means any contract granting the Company or any Restricted Subsidiary the option to purchase one or more Vessels and any Related Assets, including any amendments, supplements or modifications thereto.
          “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.
          “Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or preferred stock at any date, the number of years obtained by dividing:
     (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of such Indebtedness or redemption or similar payment in respect of such Disqualified Stock or preferred stock, by (b) the number of years (calculated to the nearest one-twelfth) that shall elapse between such date and the making of such payment; by

     (2) the then outstanding principal amount of such Indebtedness or the maximum amount payable upon maturity of, or pursuant to any mandatory redemption provisions of, amount of such Disqualified Stock or preferred stock.
          “Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person, all of the outstanding Equity Interests of which (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or any of its Subsidiaries) are at the time owned by such Person or another Wholly Owned Restricted Subsidiary of such Person.
SECTION 1.02. Other Definitions.

Term	Defined in Section
“144A Global Note”	2.01
“Additional Amounts”	4.20	(b)
“Additional Interest Notice”	4.19
“Additional Notes”	2.02
“Affiliate Transaction”	4.14	(a)
“Asset Sale Offer”	4.13	(I)(e)
“Asset Sale Offered Price”	4.13	(I)(e)
“Asset Sale Payment Date”	4.13	(I)(f)(2)
“Authentication Order”	2.02
“Base Currency”	13.16	(b)(1)(A)
“Belgian Guarantor”	10.02
“Change of Control Offer”	4.09
“Change of Control Payment”	4.09
“Change of Control Payment Date”	4.09
“Co-Issuer”	Preamble
“Collateral Account”	12.01
“Collateral Proceeds Reinvestment Termination Date”	4.13(II)(c)
“Collateral Sale Offer”	4.13(II)(d)
“Collateral Sale Offered Price”	4.13(II)(d)
“Collateral Sale Payment Date”	4.13(II)(f)(2)
“Collateral Trustee”	Preamble
“Company”	Preamble
“Covenant Defeasance”	8.04
“Escrow Proceeds Payment Date”	4.22	(e)(2)
“Event of Default”	6.01
“Event of Loss Offer”	4.21	(d)
“Event of Loss Offered Price”	4.21	(d)
“Event of Loss Payment Date”	4.21	(f)(2)
“Excess Collateral Proceeds”	4.13(II)(d)
“Excess Loss Proceeds”	4.21	(d)
“Excess Loss Proceeds Payment Amount”	4.21	(d)
“Excess Collateral Proceeds Payment Amount”	4.13(II)(d)
“Excess Proceeds”	4.13	(I)(e)

Term	Defined in Section
“Excess Proceeds Payment Amount”	4.13	(I)(e)
“Global Note”	2.01
“Guarantee Obligations”	10.01
“incur”	4.10	(a)
“Initial Global Notes”	2.01
“Initial Notes”	2.02
“Judgment Currency”	13.16	(b)(1)(A)
“Legal Defeasance”	8.03
“Loss Proceeds Reinvestment Termination Date”	4.21	(c)
“Loss Redemption Amount”	4.21	(a)
“Lost Mortgaged Vessel”	4.21	(a)
“Navios Finance”	Preamble
“Notation of Guarantee”	10.03
“Notice of Acceleration”	6.02
“Parallel Debt”	11.13	(a)
“Participants”	2.15	(a)
“Paying Agent”	2.03
“Payment Default”	6.01	(6)(a)
“Permitted Debt”	4.10	(b)
“Physical Notes”	2.01
“Primary Lien”	4.12	(a)(2)
“rate of exchange”	13.16	(d)
“Registrar”	2.03
“Regulation S Global Note”	2.01
“Related Agreements”	4.13(II)(a)(2)
“Release Notice”	11.04	(a)
“Release Transaction”	11.04	(a)
“Released Monies”	12.02
“Relevant Taxing Jurisdiction”	4.20	(a)
“Reinvestment Termination Date”	4.13	(I)(d)
“Restricted Payments”	4.11	(a)
“Sold Mortgaged Vessel”	4.13(II)(a)(2)
“Specified Courts”	13.08
“Supplemental Collateral Trustee”	11.15	(b)
“Surviving Entity”	2.02
“Tendered Vessel Owner”	11.09	(a)
“Total Loss”	4.10	(b)(5)
“Trust Monies”	12.01
“Vessel Tender Date”	11.09	(a)
SECTION 1.03. Incorporation by Reference of Trust Indenture Act.
          Whenever this Indenture refers to a provision of the Trust Indenture Act, such provision is incorporated by reference in, and made a part of, this Indenture. The following Trust Indenture Act terms used in this Indenture have the following meanings:

          “indenture securities” means the Notes.
          “indenture security holder” means a Holder.
          “indenture to be qualified” means this Indenture.
          “indenture trustee” or “institutional trustee” means the Trustee.
          “obligor” in respect of this Indenture or on the Notes means a Co-Issuer, any Guarantor and any other obligor on the Notes.
          All other Trust Indenture Act terms used in this Indenture that are defined by the Trust Indenture Act, defined by Trust Indenture Act reference to another statute or defined by SEC rule and not otherwise defined herein have the meanings assigned to them therein.
SECTION 1.04. Rules of Construction.
          For all purposes under this Indenture and the Notes, except as otherwise provided and unless the context otherwise requires:
     (1) a term has the meaning assigned to it;
     (2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP (for the avoidance of doubt, determinations of whether an action is for speculative purposes is not an accounting term);
     (3) words in the singular include the plural, and words in the plural include the singular;
     (4) provisions apply to successive events and transactions;
     (5) “herein,” “hereof” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision;
     (6) the words “including,” “includes” and similar words shall be deemed to be followed by “without limitation”;
     (7) references to “$” or dollars are to United States dollars; and
     (8) references to Subsidiaries are to Subsidiaries of the Company.

ARTICLE TWO
THE NOTES
SECTION 2.01. Form and Dating.
          The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. The Co-Issuers shall approve the form of the Notes and any notation, legend or endorsement on them. Each Note shall be dated the date of its issuance and show the date of its authentication. Each Note shall have an executed Notation of Guarantee from each of the Guarantors existing on the Issue Date endorsed thereon substantially in the form of Exhibit E.
          The terms and provisions contained in the Notes and the Note Guarantees shall constitute, and are hereby expressly made, a part of this Indenture and, to the extent applicable, the Co-Issuers, the Guarantors and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.
          Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of a single permanent global Note in registered form, substantially in the form set forth in Exhibit A (the “144A Global Note”), deposited with the Trustee, as custodian for the Depository, duly executed by the Co-Issuers (and having an executed Notation of Guarantee from each of the Guarantors existing on the Issue Date endorsed thereon) and authenticated by the Trustee as hereinafter provided and shall bear the legends set forth in Exhibit B.
          Notes offered and sold in offshore transactions in reliance on Regulation S shall be issued initially in the form of a single permanent global Note in registered form substantially in the form of Exhibit A (the “Regulation S Global Note”; and together with the 144A Global Note, the “Initial Global Notes”), deposited with the Trustee, as custodian for the Depository, duly executed by each Co-Issuer (and having an executed Notation of Guarantee from each of the Guarantors existing on the Issue Date endorsed thereon) and authenticated by the Trustee as hereinafter provided and shall bear the legends set forth in Exhibit B.
          Notes issued after the Issue Date shall be issued initially in the form of one or more global Notes in registered form, substantially in the form set forth in Exhibit A, deposited with the Trustee, as custodian for the Depository, duly executed by each Co-Issuer (and having an executed Notation of Guarantee from each of the Guarantors endorsed thereon) and authenticated by the Trustee as hereinafter provided and shall bear any legends required by applicable law (together with the Initial Global Notes, the “Global Notes”) or as Physical Notes. With respect to Additional Notes, any Additional Interest, if set forth in the applicable Registration Rights Agreement, may be paid to holders of such Additional Notes immediately prior to the making or the consummation of the applicable Exchange Offer regardless of any other provision regarding record dates set forth herein; provided that the Co-Issuers shall give advance written notice thereof to the Trustee.

          The aggregate principal amount of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depository, as hereinafter provided. Notes issued in exchange for interests in a Global Note pursuant to Section 2.16 may be issued in the form of permanent certificated Notes in registered form in substantially the form set forth in Exhibit A and bearing the applicable legends, if any, (the “Physical Notes”).
          Subject to the provisions of Section 2.02, 4.10 and 4.12, the Co-Issuers may issue, from time to time, Additional Notes under this Indenture which shall have identical terms as the Initial Notes issued on the Issue Date or the Exchange Securities or Private Exchange Securities issued therefore (in each case, other than with respect to the date of issuance, registration rights, issue price and amount of interest payable on the first interest payment date applicable thereto), as the case may be. Any Additional Notes shall be part of the same issue as the Notes being issued on the Issue Date and will vote and consent on all matters as one class with the Notes being issued on the Issue Date, including, without limitation, waivers, amendments, redemptions, Change of Control Offers and Net Proceeds Offers.

SECTION 2.02.	Execution, Authentication and Denomination; Additional Notes; Exchange Securities; Private Exchange Securities.
          One Officer of each Co-Issuer (who shall have been duly authorized by all requisite corporate actions) shall sign the Notes for such Co-Issuer by manual or facsimile signature. One Officer of a Guarantor (who shall have been duly authorized by all requisite corporate actions) shall sign the Notation of Guarantee for such Guarantor by manual or facsimile signature.
          If an Officer whose signature is on a Note or Notation of Guarantee, as the case may be, was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Note, the Note shall nevertheless be valid.
          A Note (and the Notations of Guarantees in respect thereof) shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note. The signature shall be conclusive evidence that the Note has been duly and validly authenticated under this Indenture.
          The Trustee shall authenticate (i) on the Issue Date, Notes for original issue in the aggregate principal amount not to exceed $400.0 million (the “Initial Notes”), (ii) additional Notes (the “Additional Notes”) having identical terms and conditions to the Initial Notes, except for issue date, issue price and first interest payment date, in an unlimited amount (so long as not otherwise prohibited by the terms of this Indenture, including, without limitation, Sections 4.10 and 4.12) provided that, on each date of issuance of Additional Notes, if any, and as a condition precedent to such issuance, the Co-Issuers shall cause to be secured by the Lien of this Indenture and the Security Documents (subject only to Permitted Liens) (I) one or more Qualified Vessels (together with any Related Assets) that will become Mortgaged Vessels on the date of incurrence of such Additional Notes, (II) cash and/or (III) any combination of clauses (I) and (II), such that on each such date of issuance of Additional Notes the requirements of clause (15) of the definition of “Permitted Liens” shall be satisfied, and (iii) Exchange Securities and/or Private Exchange Securities (x) in exchange for a like principal amount of Initial Notes or (y) in exchange for a like principal amount of Additional Notes, in each case upon a written order of the Co-Issuers in the form of a certificate of an Officer of each Co-Issuer (an “Authentication Order”). Each such Authentication Order shall specify the amount of Notes to be authenticated and the date on which the Notes are to be authenticated, whether the Notes are to be Initial Notes, Exchange Securities, Private Exchange Securities or Additional Notes and whether the Notes are to be issued as certificated Notes or Global Notes or such other information as the Trustee may reasonably request.
          All Notes issued under this Indenture shall be treated as a single class for all purposes under this Indenture. None of the Initial Notes, any Additional Notes, any Exchange Securities or Private Exchange Securities shall have the right to vote or consent as a separate class on any manner (it being understood that the foregoing shall in no way limit the rights of Holders pursuant to Section 9.02(b)). The Additional Notes shall bear any legend required by applicable law.
          The Trustee may appoint an authenticating agent reasonably acceptable to the Co-Issuers to authenticate Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Co-Issuers and Affiliates of the Co-Issuers. The Trustee shall have the right to decline to authenticate and deliver any Notes under this Indenture if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability.
          The Notes shall be issuable only in registered form without coupons in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
          In case a Co-Issuer, pursuant to and in accordance with Article Five, shall, in one or more related transactions, be consolidated or merged with or into any other Person or shall sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all the assets of such Co-Issuer and its Restricted Subsidiaries taken as a whole to any Person, and the surviving Person resulting from such consolidation or surviving such merger or into which such Co-issuer shall have been merged, or the surviving Person which shall have participated in the sale, assignment, transfer, conveyance or other disposition as aforesaid, shall have assumed all of the obligations of such Co-Issuer under the Notes and this Indenture pursuant to agreements reasonably satisfactory to the Trustee in accordance with Article Five (such Person, the “Surviving Entity”), any of the Global Notes authenticated or delivered prior to such consolidation, merger, sale, assignment, transfer, conveyance or other disposition may, from time to time, at the request of the surviving Person, be exchanged for other Global Notes executed in the name of the surviving Person with only such changes in phraseology as may be appropriate to reflect the identity of the surviving Person, but otherwise in substance of like tenor, terms and conditions in all respects as the Global Notes surrendered for such exchange and of like principal amount; and the Trustee, upon the request of the surviving Person, shall authenticate and deliver Global Notes as specified in such request for the purpose of such exchange. If Global Notes shall at any time be authenticated and delivered in any new name of a Surviving Entity pursuant to this Section 2.02 in exchange or substitution for or upon registration of transfer of any Notes, such Surviving Entity, at the option of the Holders but without expense to them, shall provide for the exchange of all Notes at the time outstanding for Notes authenticated and delivered in such new name.
SECTION 2.03. Registrar and Paying Agent.
          The Co-Issuers shall maintain or cause to be maintained an office or agency in the United States where (a) Notes may be presented for payment or surrendered for registration of transfer or for exchange (“Registrar”), (b) Notes may, subject to Section 2 of the Notes, be presented or surrendered for payment (“Paying Agent”) and (c) notices and demands to or upon the Co-Issuers in respect of the Notes and this Indenture may be served. The Co-Issuers may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve either Co-Issuer of its obligation to maintain or cause to be maintained an office or agency in the United States, for such purposes. At the option of the Co-Issuers, the payment of interest and Additional Interest, if any, may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that for Holders owning at least $100,000 aggregate principal amount of Notes that have given wire transfer instructions to the Co-Issuers at least ten (10) Business Days prior to the applicable payment date, the Co-Issuers shall make all payments of principal, interest, premium and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof. The Company or any Subsidiary of the Company may act as Registrar or Paying Agent, except that for the purposes of Article Eight, neither the Company nor any Affiliate of the Company shall act as Paying Agent. The Registrar shall keep a register of the Notes and of their transfer and exchange. The Co-Issuers, upon notice to the Trustee, may have one or more co-registrars and one or more additional paying agents reasonably acceptable to the Trustee. The term “Registrar” includes any co-registrar and the term “Paying Agent” includes any additional paying agent. The Co-Issuers initially appoint the Trustee as Registrar and Paying Agent until such time as the Trustee has resigned or a successor has been appointed.
          To the extent necessary, the Co-Issuers shall enter into an appropriate agency agreement with any Agent not a party to this Indenture, which agreement shall implement the provisions of this Indenture that relate to such Agent. The Co-Issuers shall notify the Trustee, in advance, of the name and address of any such Agent. If the Co-Issuers fail to maintain a Registrar or Paying Agent, the Trustee shall act as such.
SECTION 2.04. Paying Agent To Hold Assets in Trust.
          The Co-Issuers shall require each Paying Agent other than the Trustee or the Company or any Subsidiary of the Company to agree in writing that each Paying Agent shall hold in trust for the benefit of Holders or the Trustee all assets held by the Paying Agent for the payment of principal of, premium or Additional Interest, if any, or interest on, the Notes (whether such assets have been distributed to it by the Co-Issuers or any other obligor on the Notes), and shall notify the Trustee of any Default by the Co-Issuers (or any other obligor on the Notes) in making any such payment. The Co-Issuers at any time may require a Paying Agent to distribute all assets held by it to the Trustee and account for any assets disbursed and the Trustee may at any time during the continuance of any Payment Default, upon written request to a

Paying Agent, require such Paying Agent to distribute all assets held by it to the Trustee and to account for any assets distributed. Upon distribution to the Trustee of all assets that shall have been delivered by the Co-Issuers to the Paying Agent, the Paying Agent (if other than the Company or a Subsidiary of the Company) shall have no further liability for such assets. If the Company or a Subsidiary of the Company acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Co-Issuers, the Trustee shall serve as Paying Agent for the Notes.
SECTION 2.05. Holder Lists.
          The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders and shall otherwise comply with Trust Indenture Act Section 312(a). If the Trustee is not the Registrar, the Co-Issuers shall furnish to the Trustee at least seven (7) Business Days prior to each Interest Payment Date and at such other times as the Trustee may request in writing a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Holders, which list may be conclusively relied upon by the Trustee.
SECTION 2.06. Transfer and Exchange.
          Subject to Sections 2.15 and 2.16, when Notes are presented to the Registrar with a request to register the transfer of such Notes or to exchange such Notes for an equal principal amount of Notes of other authorized denominations, the Registrar shall register the transfer or make the exchange as requested if its requirements for such transaction are met; provided, however, that the Notes surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form satisfactory to the Co-Issuers and the Registrar, duly executed by the Holder thereof or his or her attorney duly authorized in writing. To permit registrations of transfers and exchanges, the Co-Issuers shall execute and the Trustee shall authenticate Notes at the Registrar’s request. No service charge shall be made for any registration of transfer or exchange, but the Co-Issuers may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.
          The Co-Issuers shall not be required and, without the prior written consent of the Co-Issuers, the Registrar shall not be required to register the transfer of or exchange of any Note (i) during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of Notes and ending at the close of business on the day of such mailing, (ii) selected for redemption in whole or in part pursuant to Article Three, except the unredeemed portion of any Note being redeemed in part, (iii) that has been tendered (and not validly withdrawn) in a Change of Control Offer, and (iv) beginning at the opening of business on any Record Date and ending on the close of business on the related Interest Payment Date.
          Any Holder of a beneficial interest in a Global Note shall, by acceptance of such beneficial interest, agree that transfers of beneficial interests in such Global Notes may be effected only through a book-entry system maintained by the Holder of such Global Note (or its agent) in accordance with the applicable legends thereon, and that ownership of a beneficial interest in the Note shall be required to be reflected in a book-entry system.

SECTION 2.07. Replacement Notes.
          If a mutilated Note is surrendered to the Trustee or if the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Co-Issuers shall issue and the Trustee shall authenticate a replacement Note if the Trustee’s requirements are met. Such Holder must provide evidence satisfactory to the Trustee of such loss, destruction or wrongful taking, and an indemnity bond, surety or other indemnity, sufficient in the judgment of both the Co-Issuers and the Trustee, to protect the Co-Issuers, the Trustee or any Agent from any loss which any of them may suffer if a Note is replaced. The Co-Issuers and the Trustee may charge such Holder for their respective reasonable out-of-pocket expenses in replacing a Note pursuant to this Section 2.07, including reasonable fees and expenses of counsel.
          Every replacement Note is an additional obligation of the Co-Issuers and every replacement Notation of Guarantee shall constitute an additional obligation of the Guarantor thereof.
SECTION 2.08. Outstanding Notes.
          Notes outstanding at any time are all the Notes that have been authenticated by the Trustee except those cancelled by it, those delivered to it for cancellation and those described in this Section as not outstanding. A Note does not cease to be outstanding because a Co-Issuer, a Guarantor or any of their respective Affiliates holds the Note (subject to the provisions of Section 2.09).
          If a Note is replaced pursuant to Section 2.07 (other than a mutilated Note surrendered for replacement), it ceases to be outstanding unless the Co-Issuers and a Responsible Officer of the Trustee receive written proof satisfactory to them that the replaced Note is held by a bona fide purchaser. A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.07.
          If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest (including Additional Interest) ceases to accrue thereon. If on a Redemption Date or the Maturity Date the Trustee or Paying Agent (other than the Company or an Affiliate thereof) holds U.S. Legal Tender or non-callable U.S. Government Securities sufficient to pay all of the principal and interest due on the Notes payable on that date, then on and after that date such Notes cease to be outstanding and interest (including Additional Interest) ceases to accrue thereon.
SECTION 2.09. Treasury Notes.
          In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Co-Issuers or any of their Affiliates shall be disregarded, except that, for the purposes of determining whether the Trustee shall be protected in conclusively relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned shall be disregarded.

SECTION 2.10. Temporary Notes.
          Until definitive Notes are ready for delivery, the Co-Issuers may prepare and the Trustee shall, upon receipt of an authentication order, authenticate and deliver temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Co-Issuers consider appropriate for temporary Notes. Without unreasonable delay, the Co-Issuers shall prepare and the Trustee shall authenticate and deliver definitive Notes in exchange for temporary Notes in equal principal amounts. Until such exchange, temporary Notes shall be entitled to the same rights, benefits and privileges as definitive Notes. Notwithstanding the foregoing, so long as the Notes are represented by a Global Note, such Global Note may be in typewritten form.
SECTION 2.11. Cancellation.
          A Co-Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and the Paying Agent shall forward to the Trustee any Notes surrendered to them for transfer, exchange or payment. The Trustee, or at the direction of the Trustee, the Registrar or the Paying Agent (other than the Company or a Subsidiary), and no one else, shall cancel and, at the written direction of the Co-Issuers, shall dispose of all Notes surrendered for transfer, exchange, payment or cancellation in accordance with its customary procedures. Subject to Section 2.07, the Co-Issuers may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation (which shall not prohibit the Co-Issuers from issuing any Additional Notes or any Exchange Securities and/or Private Exchange Securities in accordance with the terms of this Indenture). If a Co-Issuer or any Guarantor shall acquire any of the Notes, such acquisition shall not operate as a redemption or satisfaction of the Indebtedness represented by such Notes unless and until the same are surrendered to the Trustee for cancellation pursuant to this Section 2.11.
SECTION 2.12. Defaulted Interest.
          If the Co-Issuers default in a payment of interest and Additional Interest, if any, on the Notes, they shall pay the defaulted interest (including Additional Interest), plus (to the extent lawful) any interest payable on the defaulted interest (including Additional Interest), in any lawful manner, in each case at the rate provided in the Notes and in Section 4.01 hereof. The Co-Issuers may pay the defaulted interest to the persons who are Holders on a subsequent special record date, which date shall be the fifteenth day next preceding the date fixed by the Co-Issuers for the payment of defaulted interest or the next succeeding Business Day if such date is not a Business Day. At least 15 days before any such subsequent special record date, the Co-Issuers or, at the Co-Issuers’ request, the Trustee, shall mail to each Holder, with a copy to the Trustee, a notice that states the subsequent special record date, the payment date and the amount of defaulted interest, and interest payable on such defaulted interest, if any, to be paid.
SECTION 2.13. CUSIP and ISIN Numbers.
          The Co-Issuers in issuing the Notes may use “CUSIP” or “ISIN” numbers, and if so, the Trustee shall use the “CUSIP” or “ISIN” numbers in notices of redemption or exchange as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the “CUSIP” or “ISIN” numbers printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Co-Issuers shall promptly notify the Trustee in writing of any change in the “CUSIP” or “ISIN” numbers.
SECTION 2.14. Deposit of Moneys.
          Subject to Section 2 of the Notes, prior to 12:00 noon New York City time on each Interest Payment Date, Maturity Date, Redemption Date, Change of Control Payment Date, Asset Sale Payment Date, Collateral Sale Payment Date, Event of Loss Payment Date and Escrow Proceeds Payment Date, the Co-Issuers shall have deposited with the Paying Agent (or the Collateral Trustee, as applicable) in immediately available funds money sufficient to make cash payments, if any, due on such Interest Payment Date, Maturity Date, Redemption Date, Change of Control Payment Date, Asset Sale Payment Date, Collateral Sale Payment Date, Event of Loss Payment Date and Escrow Proceeds Payment Date, as the case may be, in a timely manner which permits the Paying Agent to remit payment to the Holders on such Interest Payment Date, Maturity Date, Redemption Date, Change of Control Payment Date, Asset Sale Payment Date, Collateral Sale Payment Date, Event of Loss Payment Date and Escrow Proceeds Payment Date, as the case may be.
SECTION 2.15. Book-Entry Provisions for Global Notes.
          (a) The Global Notes initially shall (i) be registered in the name of the Depository or the nominee of the Depository, (ii) be delivered to the Trustee as custodian for the Depository and (iii) bear legends as set forth in Exhibit B, as applicable.
          Members of, or participants in, the Depository (“Participants”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depository, or the Trustee as its custodian, or under the Global Note, and the Depository may be treated by the Co-Issuers, the Trustee and any agent of the Co-Issuers or the Trustee as the absolute owner of the Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Co-Issuers, the Trustee or any agent of the Co-Issuers or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depository or impair, as between the Depository and Participants, the operation of customary practices governing the exercise of the rights of a Holder of any Note.
          (b) Transfers of Global Notes shall be limited to transfers in whole, but not in part, to the Depository, its successors and their respective nominees. Interests of beneficial owners in the Global Notes may be transferred or exchanged for Physical Notes in accordance with the rules and procedures of the Depository and the provisions of Section 2.16. In addition, Physical Notes shall be transferred to all beneficial owners in exchange for their beneficial interests in Global Notes if (i) (a) the Depository notifies the Co-Issuers that it is unwilling or unable to act as Depository for any Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act, and the Co-Issuers so notify the Trustee in writing and a successor Depository is not appointed by the Co-Issuers within 90 days of such notice or (ii) an Event of Default has occurred and is continuing and the Registrar has received a request from any owner of a beneficial interest in a Global Note to issue Physical Notes. Upon any issuance of a Physical Note in accordance with this Section 2.15(b), the Trustee shall register such Physical Note in the name of, and shall cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such Physical Notes shall bear the applicable legends, if any.
          (c) In connection with any transfer or exchange of a portion of the beneficial interest in a Global Note to beneficial owners pursuant to Section 2.15(b), the Registrar shall (if one or more Physical Notes are to be issued) reflect on its books and records the date and a decrease in the principal amount of such Global Note in an amount equal to the principal amount of the beneficial interest in the Global Note to be transferred, and the Co-Issuers shall execute, and the Trustee shall authenticate and deliver, one or more Physical Notes of authorized denominations in an aggregate principal amount equal to the principal amount of the beneficial interest in the Global Note so transferred.
          (d) In connection with the transfer of a Global Note as an entirety to beneficial owners pursuant to Section 2.15(b), such Global Note shall be deemed to be surrendered to the Trustee for cancellation, and (i) the Co-Issuers shall execute, (ii) the Guarantors shall execute notations of Note Guarantees on and (iii) the Trustee shall upon written instructions from the Co-Issuers authenticate and deliver, to each beneficial owner identified by the Depository in exchange for its beneficial interest in such Global Note, an equal aggregate principal amount of Physical Notes of authorized denominations.
          (e) Any Physical Note constituting a Restricted Security delivered in exchange for an interest in a Global Note pursuant to paragraph (b) or (c) of this Section 2.15 shall, except as otherwise provided by Section 2.16, bear the Private Placement Legend.
          (f) The Holder of any Global Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action which a Holder is entitled to take under this Indenture or the Notes.
SECTION 2.16. Special Transfer and Exchange Provisions.
          (a) Transfers to QIBs. The following provisions shall apply with respect to the registration of any proposed transfer of a Restricted Security to a QIB:
     (i) the Registrar shall register the transfer of any Restricted Security, whether or not such Note bears the Private Placement Legend, if (x) the requested transfer is after the second anniversary of the Issue Date; provided, however, that neither the Company nor any Affiliate of the Company has held any beneficial interest in such Note, or portion thereof, at any time on or prior to the second anniversary of the Issue Date or (y) such transfer is being made by a proposed transferor who has checked the box provided for on the applicable Global Note stating, or has otherwise advised the Co-Issuers and the Registrar in writing, that the sale has been made in compliance with the provisions of Rule 144A to a transferee who has signed the certification provided for on the applicable Global Note stating, or has otherwise advised the Co-Issuers and the Registrar in writing, that it is purchasing the Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a QIB within the meaning of Rule 144A, and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Co-Issuers as it has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon its foregoing representations in order to claim the exemption from registration provided by Rule 144A;
     (ii) if the proposed transferee is a Participant and the Notes to be transferred consist of Physical Notes which after transfer are to be evidenced by an interest in the 144A Global Note, upon receipt by the Registrar of the Physical Note and written instructions given in accordance with the Depository’s and the Registrar’s procedures, the Registrar shall register the transfer and reflect on its book and records the date and an increase in the principal amount of the 144A Global Note in an amount equal to the principal amount of Physical Notes to be transferred, and the Registrar shall cancel the Physical Notes so transferred; and
     (iii) if the proposed transferor is a Participant seeking to transfer an interest in the Regulation S Global Note, upon receipt by the Registrar of written instructions given in accordance with the Depository’s and the Registrar’s procedures, the Registrar shall register the transfer and reflect on its books and records the date and (A) a decrease in the principal amount of the Regulation S Global Note in an amount equal to the principal amount of the Notes to be transferred and (B) an increase in the principal amount of the 144A Global Note in an amount equal to the principal amount of the Notes to be transferred.
     (b) [RESERVED]
          (c) Transfers to Non-U.S. Persons. The following provisions shall apply with respect to any transfer of a Restricted Security to a Non-U.S. Person under Regulation S:
     (i) the Registrar shall register any proposed transfer of a Restricted Security to a Non-U.S. Person upon receipt of a certificate substantially in the form of Exhibit C from the proposed transferor and such certifications, legal opinions and other information as the Trustee or the Co-Issuers may reasonably request; and
     (ii) (a) if the proposed transferor is a Participant holding a beneficial interest in the Rule 144A Global Note or the Note to be transferred consists of Physical Notes, upon receipt by the Registrar of (x) the documents required by paragraph (i) and (y) instructions in accordance with the Depository’s and the Registrar’s procedures, the Registrar shall reflect on its books and records the date and a decrease in the principal amount of the Rule 144A Global Note, in an amount equal to the principal amount of the 144A Global Note to be transferred or cancel the Physical Notes to be transferred, as the case may be, and (b) if the proposed transferee is a Participant, upon receipt by the Registrar of instructions given in accordance with the Depository’s and the Registrar’s procedures, the Registrar shall reflect on its books and records the date and an increase in the principal amount of the Regulation S Global Note in an amount equal to the principal amount of the Rule 144A Global Note or the Physical Notes, as the case may be, to be transferred.

          (d) Note Delegending. (1) Subject to the requirements of Section 2.16(f), upon the occurrence of the Exchange Offer in accordance with the Registration Rights Agreement, the Co-Issuers shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate one or more Global Notes and/or Physical Notes not bearing the Private Placement Legend in an aggregate principal amount equal to the principal amount of the beneficial interests in the Initial Global Notes or Physical Notes, as the case may be, tendered for acceptance in accordance with the Exchange Offer and accepted for exchange in the Exchange Offer. (2) Subject to the requirements of Section 2.16(f), at such time as the Co-Issuers have arranged for the removal of the Private Placement Legend from the Notes in accordance with the Depository’s applicable procedures, the Co-Issuers shall issue and, upon receipt of an Authentication Order in accordance with Section 2.02, the Trustee shall authenticate one or more Global Notes and/or Physical Notes not bearing the Private Placement Legend in an aggregate principal amount equal to the principal amount of the beneficial interests in the Initial Global Notes or Physical Notes, as the case may be, delegended pursuant to the Depository’s applicable procedures.
          (e) Restrictions on Transfer and Exchange of Global Notes. Notwithstanding any other provisions of this Indenture, a Global Note may not be transferred as a whole except by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.
          (f) Private Placement Legend. Upon the transfer, exchange or replacement of Notes not bearing the Private Placement Legend unless otherwise required by applicable law, the Registrar shall deliver Notes that do not bear the Private Placement Legend. Upon the transfer, exchange or replacement of Notes bearing the Private Placement Legend, the Registrar shall deliver only Notes that bear the Private Placement Legend unless (i) there is delivered to the Trustee an Opinion of Counsel reasonably satisfactory to the Co-Issuers and the Trustee to the effect that neither such legend nor the related restrictions on transfer are required in order to maintain compliance with the provisions of the Securities Act or (ii) such Note has been offered and sold (including pursuant to the Exchange Offer) pursuant to an effective registration statement under the Securities Act.
          (g) General. By its acceptance of any Note bearing the Private Placement Legend, each Holder of such a Note acknowledges the restrictions on transfer of such Note set forth in this Indenture and in the Private Placement Legend and agrees that it shall transfer such Note only as provided in this Indenture.
          The Registrar shall retain copies of all letters, notices and other written communications received pursuant to Section 2.15 or Section 2.16. The Co-Issuers shall have the right to inspect and make copies of all such letters, notices or other written communications at any reasonable time upon the giving of reasonable written notice to the Registrar.
          The Co-Issuers and the Registrar are not required to transfer or exchange any Note selected for redemption, except the unredeemed portion of any Note being redeemed in part.

          The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among Depository, Participants or beneficial owners of interests in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by the terms of, this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.
          The Trustee shall have no responsibility for the actions or omissions of the Depository, or the accuracy of the books and records of the Depository.
          (h) Cancellation and/or Adjustment of Global Note. At such time as all beneficial interests in a particular Global Note have been exchanged for Physical Notes or a particular Global Note has been redeemed, repurchased or canceled in whole and not in part, each such Global Note shall be returned to or retained and canceled by the Trustee in accordance with Section 2.11 hereof. At any time prior to such cancellation, if any beneficial interest in a Global Note is exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note or for Physical Notes, the principal amount of Notes represented by such Global Note shall be reduced accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such reduction; and if the beneficial interest is being exchanged for or transferred to a Person who shall take delivery thereof in the form of a beneficial interest in another Global Note, such other Global Note shall be increased accordingly and an endorsement shall be made on such Global Note by the Trustee or by the Depository at the direction of the Trustee to reflect such increase.
SECTION 2.17. Persons Deemed Owners.
          Prior to due presentment of a Note for registration of transfer and subject to Section 2.17, the Co-Issuers, the Trustee, any Paying Agent, any co-registrar and any Registrar may deem and treat the person in whose name any Note shall be registered upon the register of Notes kept by the Registrar as the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of the ownership or other writing thereon made by anyone other than the Co-Issuers, any co-registrar or any Registrar) for the purpose of receiving all payments with respect to such Note and for all other purposes, and none of the Co-Issuers, the Trustee, any Paying Agent, any co-registrar or any Registrar shall be affected by any notice to the contrary.
SECTION 2.18. Joint and Several Liability.
          Except as otherwise expressly provided herein, the Co-Issuers shall be jointly and severally liable for the performance of all obligations and covenants under this Indenture, the Notes and the Security Documents.

ARTICLE THREE
REDEMPTION
SECTION 3.01. Notices to Trustee.
          If the Co-Issuers elect to redeem Notes pursuant to Section 5, Section 6 or Section 7 of the Notes, it shall notify the Trustee in writing of the Redemption Date, the Redemption Price and the principal amount of Notes to be redeemed. The Co-Issuers shall give notice of redemption to the Trustee at least 30 days but not more than 60 days before the Redemption Date (except that a notice issued in connection with a redemption referred to in Article Eight may be more than 60 days before such Redemption Date), together with such documentation and records as shall enable the Trustee to select the Notes to be redeemed.
SECTION 3.02. Selection of Notes To Be Redeemed.
          If less than all of the Notes are to be redeemed at any time, the Trustee shall select Notes for redemption as follows:
     (x) if the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or
     (y) if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate;
provided that, in the case of a partial redemption pursuant to Section 6 of the Notes, the Trustee shall select the Notes or portions thereof for redemption on a pro rata basis or on as nearly a pro rata basis as practicable (subject to the procedures of the Depository), unless that method is otherwise prohibited.
          No Notes of $2,000 or less shall be redeemed in part. The Trustee shall promptly notify the Co-Issuers in writing of the Notes selected for redemption and, in the case of any Note selected for partial redemption, the principal amount at maturity thereof to be redeemed or purchased.
SECTION 3.03. Notice of Redemption.
          (a) At least 30 days but not more than 60 days before a Redemption Date (except that a notice issued in connection with a redemption referred to in Article Eight may be more than 60 days before such Redemption Date), the Co-Issuers shall mail or cause to be mailed a notice of redemption by first class mail, postage prepaid, to each Holder whose Notes are to be redeemed at its registered address. Each notice for redemption shall identify the Notes (including the CUSIP or ISIN number) to be redeemed and shall state:
     (1) the Redemption Date;

     (2) the Redemption Price and the amount of accrued interest (including Additional Interest), if any, to be paid;
     (3) the name and address of the Paying Agent;
     (4) that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued interest, if any;
     (5) that, unless the Co-Issuers default in making the redemption payment, interest (including Additional Interest) on Notes called for redemption ceases to accrue on and after the Redemption Date, and the only remaining right of the Holders of such Notes is to receive payment of the Redemption Price upon surrender to the Paying Agent of the Notes redeemed;
     (6) if any Note is being redeemed in part, the portion of the principal amount at maturity of such Note to be redeemed and that, after the Redemption Date, and upon surrender and cancellation of such Note, a new Note or Notes in aggregate principal amount equal to the unredeemed portion thereof shall be issued in the name of the Holder thereof; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof;
     (7) if fewer than all the Notes are to be redeemed, the identification of the particular Notes (or portion thereof) to be redeemed, as well as the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of Notes to be outstanding after such partial redemption; and
     (8) the Section of the Notes or this Indenture, as applicable, pursuant to which the Notes are to be redeemed.
          The notice, if mailed in a manner herein provided, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to give such notice by mail or any defect in the notice to the Holder of any Note designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other Note. Notices of optional redemption may not be conditional.
          (b) At the Co-Issuers’ request (which may be given prior to the time at which the Trustee shall have given such notice to Holders), the Trustee shall give the notice of redemption to each Holder in the Co-Issuers’ names and at their expense; provided, however, that the Co-Issuers shall have delivered to the Trustee, at least 45 days prior to the Redemption Date (unless a shorter time period is agreed to by the Trustee), an Officers’ Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in Section 3.03(a). The notice, if mailed in the manner provided herein, shall be presumed to have been given, whether or not the Holder receives such notice.
SECTION 3.04. Effect of Notice of Redemption.
          Once notice of redemption is mailed in accordance with Section 3.03, Notes called for redemption become due and payable on the Redemption Date and at the Redemption

Price plus accrued interest and Additional Interest, if any. Upon surrender to the Trustee or Paying Agent, such Notes called for redemption shall be paid at the Redemption Price (which shall include accrued interest and Additional Interest, if any, thereon to, but not including, the Redemption Date), but installments of interest, the maturity of which is on or prior to the Redemption Date, shall be payable to Holders of record at the close of business on the relevant Record Dates. On and after the Redemption Date interest and Additional Interest, if any, shall cease to accrue on Notes or portions thereof called for redemption unless the Co-Issuers shall have not complied with their respective obligations pursuant to Section 3.05. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.
SECTION 3.05. Deposit of Redemption Price.
          On or before 12:00 p.m. New York time on the Redemption Date, the Co-Issuers shall deposit with the Paying Agent U.S. Legal Tender sufficient to pay the Redemption Price plus accrued and unpaid interest and Additional Interest, if any, of all Notes (or portions thereof) to be redeemed on that date. The Trustee or the Paying Agent shall promptly return to the Co-Issuers any money deposited with the Trustee or the Paying Agent by the Co-Issuers in excess of the amounts necessary to pay the Redemption Price (including accrued and unpaid interest and Additional Interest, if any) for all Notes to be redeemed. In addition, so long as no payment Default or Event of Default has occurred and is continuing, all money, if any, earned on funds held by the Paying Agent shall be remitted to the Co-Issuers to the extent not applied to payments on the Notes.
SECTION 3.06. Notes Redeemed in Part.
          If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note or Notes in principal amount equal to the unredeemed portion of the original Note or Notes shall be issued in the name of the Holder thereof upon surrender and cancellation of the original Note or Notes; provided that each new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.
SECTION 3.07. Optional Redemption.
          The Notes shall be optionally redeemable as set forth in Section 5, Section 6 and Section 7 of the Notes. Any such redemption shall be made in accordance with the provisions of this Article Three.
ARTICLE FOUR
COVENANTS
SECTION 4.01. Payment of Notes.
          The Co-Issuers shall pay the principal of (and premium, if any) and interest (including Additional Interest, if any) on the Notes in the manner provided in the Notes, the Registration Rights Agreement and this Indenture. An installment of principal of, or interest or

Additional Interest, if any, on, the Notes shall be considered paid on the date it is due if the Trustee or Paying Agent, other than the Company or a Subsidiary of the Company, (or if the Company or any of its Subsidiaries is the Paying Agent, the segregated account or separate trust fund maintained by the Company or such Subsidiary pursuant to Section 2.04) holds on that date as of 12:00 noon New York City time U.S. Legal Tender designated for and sufficient to pay the installment. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months.
          The Co-Issuers shall pay interest on overdue principal (including, without limitation, post-petition interest in a proceeding under any Bankruptcy Law), and overdue interest and Additional Interest, if any, to the extent lawful, at the same rate per annum borne by the Notes.
SECTION 4.02. Maintenance of Office or Agency.
          The Co-Issuers shall maintain the office required under Section 2.03 (which may be an office of the Trustee or an affiliate of the Trustee or Registrar). The Co-Issuers shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Co-Issuers shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the address of the Trustee set forth in Section 13.02.
          The Co-Issuers may also from time to time designate one or more other offices or agencies where the Notes may be presented for payment or surrendered for any or all such purposes and may from time to time rescind such designations. The Co-Issuers shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.
          The Co-Issuers hereby designate the Corporate Trust Office of the Trustee as one such office or agency of the Co-Issuers in accordance with Section 2.03 of this Indenture.
SECTION 4.03. Corporate Existence.
          Except as otherwise permitted by Section 4.13 and Article Five, each Co-Issuer shall do or cause to be done all things reasonably necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each Restricted Subsidiary in accordance with the respective organizational documents of each such Restricted Subsidiary and the material rights (charter and statutory) and material franchises of each Co-Issuer and each Restricted Subsidiary; provided, however, that subject to Article Eleven hereof and the terms of the Security Documents, the Co-Issuers shall not be required to preserve any such right, franchise or corporate existence with respect to itself or any Restricted Subsidiary, if the loss thereof would not, individually or in the aggregate, have a material adverse effect on the Company and the Restricted Subsidiaries, taken as a whole.
SECTION 4.04. Payment of Taxes.
          The Co-Issuers and the Guarantors shall, and shall cause each of the Restricted Subsidiaries to, pay or discharge or cause to be paid or discharged, before the same shall become delinquent, all material taxes, assessments and governmental charges levied or imposed upon them or any of the Restricted Subsidiaries or upon the income, profits or property of them or any of the Restricted Subsidiaries; provided, however, that subject to the terms of the applicable Security Documents, the Co-Issuers and the Guarantors shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount the applicability or validity is being contested in good faith by appropriate actions and for which appropriate provision has been made, or any such tax, assessment, charge or claim that would not reasonably be expected to have a material adverse effect on the Co-Issuers and the Guarantors taken as a whole.
SECTION 4.05. Further Assurances.
          The Co-Issuers and each Guarantor shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Trustee may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests and Liens created or intended to be created by this Indenture or the Security Documents on the Collateral. The Company shall deliver or cause to be delivered to the Collateral Trustee all such instruments and documents (including Officers’ Certificates, Opinions of Counsel and lien searches) as the Collateral Trustee shall reasonably request to evidence compliance with this Section 4.05.
SECTION 4.06. Compliance Certificate; Notice of Default.
          (a) Each Co-Issuer shall deliver to the Trustee, within 165 days after the close of each fiscal year of such Co-Issuer, an Officers’ Certificate, one of the signatories of which shall be the chief executive officer, chief financial officer or chief accounting officer of such Co-Issuer, stating that a review of the activities of such Co-Issuer and, in the case of the Officer’s Certificate delivered by the Company, the Guarantors, has been made under the supervision of the signing Officers with a view to determining whether such Co-Issuer and the Guarantors (if applicable) have kept, observed, performed and fulfilled their obligations under this Indenture and the Security Documents to which it is, or they are, a party and further stating, as to each such Officer signing such certificate, that to the best of such Officer’s actual knowledge, such Co-Issuer and the Guarantors (if applicable) during such preceding fiscal year have kept, observed, performed and fulfilled their respective obligations under this Indenture and the Security Documents to which it is, or they are, a party in all material respects and as of the date of such certificate, there is no Default or Event of Default that has occurred and is continuing or, if such signing Officers do know of such Default or Event of Default, the certificate shall specify such Default or Event of Default and what action, if any, the Co-Issuers are taking or proposes to take with respect thereto. The Officers’ Certificate shall also notify the Trustee should either Co-Issuer elect to change the manner in which it fixes its fiscal year end.
          (b) The Co-Issuers shall deliver to the Trustee as promptly as practicable and in any event within 30 days after the Co-Issuers (or any of their Officers) become aware of the occurrence of any Default an Officers’ Certificate specifying the Default or Event of Default and what action, if any, the Co-Issuers are taking or propose to take with respect thereto.

SECTION 4.07. Payments for Consent.
          The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture or the Notes unless such consideration is offered to be paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.
SECTION 4.08. Waiver of Stay, Extension or Usury Laws.
          Each Co-Issuer and each Guarantor covenants (to the extent permitted by applicable law) that it shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law or any usury law or other law which may affect the covenants or the performance of this Indenture and the Security Documents, and (to the extent permitted by applicable law) each hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.
SECTION 4.09. Change of Control.
          If a Change of Control occurs, the Co-Issuers shall be required to make an offer to repurchase all of the Notes as described below (the “Change of Control Offer”). In the Change of Control Offer, the Co-Issuers shall offer a payment in cash (“Change of Control Payment”) equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Interest, if any, on the Notes repurchased, to the date of purchase, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date. Within 30 days following any Change of Control or at the Co-Issuers’ option, prior to such Change of Control but after it is publicly announced, the Co-Issuers shall mail or cause to be mailed a notice to each Holder, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice (the “Change of Control Payment Date”), which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed, other than as may be required by law, pursuant to the procedures described below. If the notice is sent prior to the occurrence of the Change of Control, it may be conditioned upon the consummation of the Change of Control. Such notice, whether sent before or after the consummation of the Change of Control, shall state:
     (1) that the Change of Control Offer is being made pursuant to this Section 4.09 and to the extent lawful that all Notes tendered and not withdrawn shall be accepted for payment;
     (2) the purchase price (including the amount of accrued interest) and the Change of Control Payment Date;
     (3) that any Note not tendered shall continue to accrue interest in accordance with the terms thereof;

     (4) that, unless the Co-Issuers default in making payment therefor, any Note accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest on and after the Change of Control Payment Date;
     (5) that Holders electing to have a Note purchased pursuant to a Change of Control Offer shall be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Change of Control Payment Date;
     (6) that Holders shall be entitled to withdraw their election if the Paying Agent receives, not later than two Business Days prior to the Change of Control Payment Date, a facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes the Holder delivered for purchase, certificate numbers, if applicable, and a statement that such Holder is withdrawing its election to have such Note purchased; and
     (7) that Holders whose Notes are purchased only in part shall be issued new Notes in a principal amount equal to the unpurchased portion of the Notes surrendered (equal to $2,000 or an integral multiple of $1,000 in excess thereof).
          On or before the Change of Control Payment Date, the Co-Issuers shall, to the extent lawful:
     (1) accept for payment all Notes or portions of Notes in minimum amounts equal to $2,000 or an integral multiple of $1,000 in excess thereof, properly tendered pursuant to the Change of Control Offer;
     (2) deposit with the Paying Agent U.S. Legal Tender equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and
     (3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Co-Issuers.
          The Paying Agent shall promptly mail or pay by wire transfer to each Holder whose Notes have been properly tendered the Change of Control Payment for such Notes, and the Trustee shall promptly authenticate pursuant to an Authentication Order and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note shall be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or Event of Default has occurred and is continuing and to the extent not applied to make payments on the Notes, the Paying Agent shall return to the Co-Issuers any cash that remains unclaimed, together with interest, if any, thereon, held by them for the payment of the Redemption Price. However, if the Change of Control Payment Date is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Change of Control Offer.
          The Co-Issuers shall inform the Holders of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date. The Co-Issuers shall be required to make a Change of Control Offer regardless of whether the provisions of Section 5.01 also apply in connection with the applicable Change of Control.
          The Co-Issuers shall not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Co-Issuers and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer or (2) notice of redemption has been given in respect of all of the Notes then outstanding pursuant to Section 5 or Section 6 of the Notes, unless and until there is a default in payment of the applicable Redemption Price.
          The Co-Issuers shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.09, the Co-Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.09 by virtue of such compliance.

SECTION 4.10.	Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.
          (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company shall not issue any shares of Disqualified Stock and the Company shall not permit any of its Restricted Subsidiaries to issue any shares of Disqualified Stock or preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and any Guarantor may incur Indebtedness (including Acquired Debt), issue shares of Disqualified Stock or issue shares of preferred stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.
          (b) Section 4.10(a) shall not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):
     (1) the incurrence by a Co-Issuer or any Guarantor of Indebtedness and letters of credit under one or more Credit Facilities in an aggregate amount at any time outstanding under this clause (1) not to exceed $600.0 million, less the amount of Non-Recourse Debt outstanding under clause (16) below;
     (2) the incurrence by the Company and its Restricted Subsidiaries of the Existing Indebtedness;
     (3) the incurrence of the Notes on the Issue Date, the Note Guarantees and the Exchange Securities and/or Private Exchange Securities to be issued pursuant to the Registration Rights Agreement;
     (4) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of the Company or any of its Restricted Subsidiaries and Permitted Refinancing Indebtedness in respect thereof, in an aggregate amount not to exceed at any time outstanding the greater of (A) $40.0 million and (B) 3.0% of Total Tangible Assets;
     (5) Indebtedness of the Company or any of its Restricted Subsidiaries incurred to finance the replacement (through construction, acquisition, lease or otherwise) of one or more Vessels and any assets that shall become Related Assets, upon a total loss, destruction, condemnation, confiscation, requisition, seizure, forfeiture or other taking of title to or use of such Vessel (collectively, a “Total Loss”) in an aggregate amount no greater than the ready for sea cost (as determined in good faith by the Company) for such replacement Vessel, in each case, less all compensation, damages and other payments (including insurance proceeds other than in respect of business interruption insurance) actually received by the Company or any of its Restricted Subsidiaries from any Person in connection with the Total Loss in excess of amounts actually used to repay Indebtedness secured by the Vessel subject to the Total Loss;
     (6) Indebtedness of the Company or any Restricted Subsidiary incurred in relation to: (i) maintenance, repairs, refurbishments and replacements required to maintain the classification of any of the Vessels owned, leased, time chartered or bareboat chartered to or by the Company or any Restricted Subsidiary; (ii) drydocking of any of the Vessels owned or leased by the Company or any Restricted Subsidiary for maintenance, repair, refurbishment or replacement purposes in the ordinary course of business; and (iii) any expenditures which will or may be reasonably expected to be recoverable from insurance on such Vessels;
     (7) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in respect of Indebtedness (other than intercompany Indebtedness) that was permitted to be incurred under Section 4.10(a) or Sections 4.10(b)(2), (b)(3), (b)(5), (b)(6), (b)(7) or (b)(14);
     (8) the incurrence of Indebtedness by the Company owed to a Restricted Subsidiary and Indebtedness by any Restricted Subsidiary owed to the Company or any other

Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Company or a Restricted Subsidiary, the Company or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (8);
     (9) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of Disqualified Stock or preferred stock; provided, however, that:
     (A) any subsequent issuance or transfer of Equity Interests that results in any such Disqualified Stock or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and
     (B) any sale or other transfer of any such Disqualified Stock or preferred stock to a Person that is neither the Company nor a Restricted Subsidiary of the Company;
shall be deemed, in each case, to constitute an issuance of such Disqualified Stock or preferred stock by such Restricted Subsidiary that is not permitted by this clause (9);
     (10) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Hedging Obligations;
     (11) the guarantee by the Company or any Guarantor of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.10; provided that if the Indebtedness being guaranteed is contractually subordinated to the Notes or a Guarantee, then the guarantee shall be contractually subordinated to the same extent as the Indebtedness guaranteed;
     (12) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, unemployment insurance, health, disability and other employee benefits or property, casualty or liability insurance, self-insurance obligations, bankers’ acceptances, or performance, completion, bid, appeal and surety bonds, in each case, in the ordinary course of business;
     (13) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;
     (14) Indebtedness, Disqualified Stock or preferred stock of (x) the Company or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) a Person acquired by the Company or a Restricted Subsidiary or merged, consolidated, amalgamated or liquidated with or into a Restricted Subsidiary or the Company; provided, however, that after giving effect to such incurrence or issuance (and the related acquisition, merger, consolidation, amalgamation or liquidation), the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued, as the case may be, would have been at least 1.75 to 1.0;
     (15) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness consisting of guarantees, earn-outs, indemnities or obligations in respect of purchase price adjustments in connection with the disposition or acquisition of assets, including, without limitation, shares of Capital Stock;
     (16) Non-Recourse Debt incurred by a Securitization Subsidiary in a Qualified Securitization Transaction;
     (17) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit so long each such obligation is satisfied within 30 days of the incurrence thereof; and
     (18) the incurrence by the Company or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or preferred stock in an aggregate amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred pursuant to this clause (18), not to exceed the greater of (A) $50.0 million and (B) 3.5% of Total Tangible Assets.
          (c) For purposes of determining compliance with this Section 4.10, in the event that an item of proposed Indebtedness, Disqualified Stock or preferred stock meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (18) of Section 4.10(b), or is entitled to be incurred pursuant to Section 4.10(a), the Company, in its sole discretion, may classify such item of Indebtedness, Disqualified Stock and preferred stock (or any portion thereof) on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, Disqualified Stock and preferred stock, in any manner that complies with this Section 4.10. Indebtedness under (a) the Credit Agreement outstanding on the Issue Date shall be deemed to have been incurred on such date in reliance on the exception provided by Section 4.10(b)(1), but thereafter may be reclassified in any manner that complies with this Section 4.10 and (b) all other Credit Facilities (other than the Credit Agreement) outstanding or committed to on the Issue Date will be deemed to have been incurred on such date in reliance on the exception provided by Section 4.10(b)(2), but thereafter may be reclassified in any manner that complies with this Section 4.10.
          (d) The accrual of interest, the accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock, as the case may be, shall not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this Section 4.10; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

          (e) The amount of any Indebtedness outstanding as of any date shall be:
     (1) the accreted value of such Indebtedness, in the case of any Indebtedness issued with original issue discount;
     (2) the principal amount of the Indebtedness, in the case of any other Indebtedness;
     (3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:
     (A) the Fair Market Value of such assets at the date of determination; and
     (B) the amount of the Indebtedness of the other Person that is secured by such assets; and
     (4) in respect of the Indebtedness incurred by a Securitization Subsidiary, the amount of Obligations outstanding under the legal documents entered into as part of a Qualified Securitization Transaction on any date of determination characterized as principal or that would be characterized as principal if such securitization were structured as a secured lending transaction rather than as a purchase.
          (f) For purposes of determining compliance with this Section 4.10, (i) Acquired Debt shall be deemed to have been incurred by the Company or its Restricted Subsidiaries, as the case may be, at the time an acquired Person becomes such a Restricted Subsidiary of the Company (or is merged into the Company or such a Restricted Subsidiary) or at the time of the acquisition of assets, as the case may be, (ii) the maximum amount of Indebtedness, Disqualified Stock or preferred stock that the Company and its Restricted Subsidiaries may incur pursuant to this Section 4.10 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, Disqualified Stock or preferred stock due solely to the result of fluctuations in the exchange rates of currencies and (iii) the outstanding principal amount of any particular Indebtedness shall be counted only once and any obligations arising under any guarantee, Lien, letter of credit or similar instrument supporting such Indebtedness permitted to be incurred under this covenant shall not be double counted.
          (g) For purposes of determining compliance of any non-U.S. dollar-denominated Indebtedness with this Section 4.10, the amount outstanding under any U.S. dollar equivalent principal amount of Indebtedness denominated in a foreign currency shall at all times be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness (in each case determined, if available, by the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) on the date of determination for spot purchases of the non-U.S. dollar currency with U.S. dollars and otherwise in accordance with customary practice); provided, however, that if such Indebtedness is incurred to refinance other Indebtedness denominated in the same or different currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.
SECTION 4.11. Limitations on Restricted Payments.
          (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:
     (i) pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than (A) dividends or distributions payable in Qualified Equity Interests or (B) dividends or other payments or distributions payable to the Company or a Restricted Subsidiary of the Company);
     (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation) any Equity Interests of any direct or indirect parent of the Company;
     (iii) make any voluntary or optional principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, any Indebtedness of a Co-Issuer or any Guarantor that is contractually subordinated to the Notes or any Guarantee (excluding any Indebtedness owed to and held by the Company or any of its Restricted Subsidiaries), other than (x) payments of principal at the Stated Maturity thereof and (y) payments, purchases, redemptions, defeasances or other acquisitions or retirements for value in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation or mandatory redemption, in each case, due within one year of the Stated Maturity thereof; or
     (iv) make any Restricted Investment
(all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:
     (1) no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;
     (2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a); and
     (3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the

Existing Notes Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (9), (10) and (14) of Section 4.11(b)), is not greater than the sum, without duplication, of:
     (A) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from October 1, 2006 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus
     (B) (i) 100% of the aggregate net cash proceeds and (ii) 100% of the Fair Market Value of the property and assets other than cash, in each case, received by the Company after the Existing Notes Issue Date as a contribution to its equity capital or from the issue or sale (other than to a Restricted Subsidiary of the Company) of Qualified Equity Interests, including upon the exercise of options or warrants, or from the issue or sale (other than to a Restricted Subsidiary of the Company) of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for Qualified Equity Interests, together with the aggregate cash and Cash Equivalents received by the Company or any of its Restricted Subsidiaries at the time of such conversion or exchange; plus
     (C) to the extent that any Restricted Investment that was made after the Existing Notes Issue Date is sold or otherwise liquidated or repaid for cash or Cash Equivalents, the return of capital in cash or Cash Equivalents with respect to such Restricted Investment (less the cost of disposition, if any); plus
     (D) to the extent that any Unrestricted Subsidiary of the Company is redesignated as a Restricted Subsidiary after the Existing Notes Issue Date or is merged into the Company or a Restricted Subsidiary or transfers all or substantially all its assets to the Company or a Restricted Subsidiary, the Fair Market Value of the Investment of the Company and its Restricted Subsidiaries in such Subsidiary (or the assets so transferred, if applicable) as of the date of such redesignation (other than to the extent of such Investment in such Unrestricted Subsidiary that was made as a Permitted Investment); plus
     (E) any amount which previously treated as a Restricted Payment on account of any guarantee entered into by the Company or a Restricted Subsidiary upon the unconditional release of such guarantee.
     (b) The preceding provisions shall not prohibit:
     (1) the payment of any dividend or other distribution within 60 days after the date of declaration of the dividend or other distribution, if at the date of declaration such payment would have complied with the provisions of this Indenture;
     (2) the making of any Restricted Payment in exchange for, or out of the net proceeds of the substantially concurrent sale or issuance (other than to a Restricted

Subsidiary of the Company), including upon exercise of an option or warrant, of, Qualified Equity Interests or from the substantially concurrent contribution of equity capital with respect to Qualified Equity Interests to the Company; provided that the amount of any such net proceeds that are utilized for any such Restricted Payment shall be excluded from clause (3)(B) of Section 4.11(a);
     (3) the payment, defeasance, redemption, repurchase or other acquisition or retirement for value of Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee with the net proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness or in exchange for Qualified Equity Interests;
     (4) the payment of any dividend or other distribution (or, in the case of any partnership, limited liability company or similar entity, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis taking into account the relative preferences, if any, of the various classes of Equity Interests in such Restricted Subsidiary;
     (5) the repurchase, redemption or other acquisition or retirement for value of any Qualified Equity Interests of the Company or any of its Restricted Subsidiaries held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries (or Heirs or other permitted transferees thereof); provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any calendar year; provided, further, that such amount may be increased by an amount not to exceed:
     (A) the cash proceeds from the sale of Qualified Equity Interests of the Company to directors, officers, employees or consultants of the Company or any of its Restricted Subsidiaries that occurs after the date of this Indenture (provided that the amount of such cash proceeds utilized for any such repurchase, redemption, acquisition or other retirement shall not increase the amount available for Restricted Payments under Section 4.11(a)(3)(B)); plus
     (B) the cash proceeds of key-man life insurance policies received by the Company or any Restricted Subsidiary after the date of this Indenture;
provided that to the extent that any portion of the $3.0 million annual limit on such redemptions or repurchases is not utilized in any year, such unused portion may be carried forward and be utilized in one or more subsequent years;
     (6) cancellation of Indebtedness owing to the Company from members of management of the Company in connection with a repurchase of Qualified Equity Interests of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement approved by the Board of Directors to the extent such Indebtedness was issued to such member of management as consideration for the purchase of the Qualified Equity Interests so repurchased;

     (7) so long as no Default or Event of Default has occurred and is continuing or would result thereby, any dividend or distribution consisting of Equity Interests of an Unrestricted Subsidiary or the proceeds of the sale of Equity Interests of an Unrestricted Subsidiary;
     (8) the repurchase of Equity Interests deemed to occur upon the exercise of options, warrants or other convertible securities to the extent such Equity Interests represent a portion of the exercise price of those options, warrants or other convertible securities and cash payments in lieu of the issuance of fractional shares in connection with the exercise of options, warrants or other convertible securities;
     (9) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends on Designated Preferred Stock in accordance with the certificate of designations therefor; provided that at the time of issuance of such Designated Preferred Stock, the Company would, after giving pro forma effect thereto as if such issuance had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a);
     (10) so long as no Default or Event of Default has occurred and is continuing or would result thereby, the declaration and payment of cash dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with Section 4.10;
     (11) payments made to purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its Restricted Subsidiaries that is contractually subordinated to the Notes or to any Guarantee (i) following the occurrence of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to a Change of Control Offer set forth under Section 4.09 or (ii) with the Excess Proceeds of one or more Asset Sales not involving Collateral, at a purchase price not greater than 100% of the principal amount (or accreted value, in the case of any debt issued at a discount from its principal amount at maturity) thereof, plus accrued and unpaid interest, if any, after the Company and its Restricted Subsidiaries have satisfied their obligations with respect to such Excess Proceeds pursuant to Section 4.13(I) to the extent that such subordinated Indebtedness is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control or Asset Sale;
     (12) payments pursuant to clause (6) of Section 4.14(b);
     (13) so long as no payment Default or Event of Default has occurred and is continuing or would result thereby, the payment of cash dividends on the Company’s shares of common stock in the aggregate amount per fiscal quarter not to exceed $0.0666 per share for each share of common stock of the Company outstanding as of the one record date for dividends payable in respect of such fiscal quarter (as such amount shall be appropriately adjusted for any stock splits, stock dividends, reverse stock splits, stock consolidations and similar transactions); and
     (14) other Restricted Payments in an aggregate amount not to exceed $20.0 million since the Existing Notes Issue Date.
          The amount of all Restricted Payments (other than cash and Cash Equivalents) shall be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.
          (c) For purposes of determining compliance with this covenant, in the event that a Restricted Payment permitted pursuant to this Section 4.11 or a Permitted Investment meets the criteria of more than one of the categories of Restricted Payment described in clauses (1) through (14) above or one or more clauses of the definition of Permitted Investment, the Company shall be permitted to classify such Restricted Payment or Permitted Investment (or any portion thereof) on the date it is made, or later reclassify, all or a portion of such Restricted Payment or Permitted Investment, in any manner that complies with this covenant, and such Restricted Payment or Permitted Investment shall be treated as having been made pursuant to only one of such clauses of this Section 4.11 or of the definition of Permitted Investments.
SECTION 4.12. Limitations on Liens.
          (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien that secures obligations under any Indebtedness or any related guarantee, on any asset of the Company or any Restricted Subsidiary, whether owned on the Issue Date or thereafter acquired, except Permitted Liens, unless contemporaneously therewith:
     (1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and
     (2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Guarantee, effective provision is made to secure the Notes or such Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien (such Lien, the “Primary Lien”).
          Notwithstanding the foregoing, the Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien under any of clauses (1), (3), (7), (16), (24) or (25) of the definition of “Permitted Liens” on any asset of the Company or any Restricted Subsidiary that secures obligations under any Indebtedness or any related guarantee, if such Lien is junior or subordinated in priority to any other Lien on such asset that secures obligations under any other Indebtedness or any related guarantee of the Company or any Restricted Subsidiary pursuant to an agreement which the Company or a

Restricted Subsidiary is a party or the terms of which have been accepted, acknowledged or consented to by the Company or any Restricted Subsidiary in writing.
          Notwithstanding the foregoing, the Co-Issuers will not and will not permit any Guarantor to, create, incur, assume or suffer to exist any Lien (other than in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders) upon any of the Collateral other than Permitted Liens and those Liens permitted by the Security Documents and, further, the Company will not and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any Capital Stock, Intercompany Debt or other securities issued by any Mortgaged Vessel Guarantor other than in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders.
          (b) Any Lien created for the benefit of the Holders pursuant to Section 4.12(a) shall automatically and unconditionally be released and discharged upon the release and discharge of the Primary Lien, without any further action on the part of any Person.
SECTION 4.13. Limitations on Asset Sales.
     (I) With respect to all Asset Sales not involving Collateral:
     (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale involving assets or Equity Interests other than Collateral unless:
     (1) the Company or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and
     (2) at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents.
     (b) For purposes of Section 4.13(I)(a), each of the following shall be deemed to be cash:
     (1) any Indebtedness or other liabilities, as shown on the Company’s most recent consolidated balance sheet or the notes thereto, of the Company or any of its Restricted Subsidiaries (other than liabilities that are expressly subordinated to the Notes or any Guarantee) that are assumed, repaid or retired by the transferee (or a third party on behalf of the transferee) of any such assets;
     (2) any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee or any other Person on account of such Asset Sale that are, within 180 days of the Asset Sale, converted, sold or exchanged by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion, sale or exchange;

     (3) the Fair Market Value of (i) any assets (other than securities and other than assets that are classified as current assets under GAAP) received by the Company or any Restricted Subsidiary to be used by it in a Permitted Business (including, without limitation, Vessels and Related Assets), (ii) Capital Stock in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Company or (iii) a combination of (i) and (ii); and
     (4) any Designated Non-cash Consideration received by the Company or any Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this Section 4.13(I)(b) that is at that time outstanding, not to exceed the greater of (x) $40.0 million and (y) 3.0% of Total Tangible Assets of the Company at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.
     (c) Within 365 days (subject to extensions as provided in clause (d) below) after the receipt of any Net Proceeds from an Asset Sale involving assets other than Collateral, the Company or any of its Restricted Subsidiaries shall apply such Net Proceeds to:
     (1) repay or prepay any and all obligations under the Credit Facilities or any other Secured Indebtedness and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;
     (2) acquire all or substantially all of the assets of, or any Capital Stock of, a Person engaged in a Permitted Business; provided that in the case of acquisition of Capital Stock of any Person, such Person is or becomes a Restricted Subsidiary of the Company;
     (3) make a capital expenditure;
     (4) acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets);
     (5) make an Asset Sale Offer (and purchase or redeem other pari passu Indebtedness containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets) in accordance with the provisions of this Section 4.13(I) and the other provisions of this Indenture; and/or
     (6) any combination of the transactions permitted by the foregoing clauses (1) through (5).
     (d) A (A) binding contract to apply Net Proceeds in accordance with clauses (c)(2) through (4) above shall toll the 365-day period in respect of such Net Proceeds or

(B) determination by the Company to potentially apply all or a portion of such Net Proceeds towards the exercise an outstanding Vessel Purchase Option Contract shall toll the 365-day period in respect of such Net Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 365 day period referenced in clause (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the “Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Reinvestment Termination Date and the Company (or the applicable Restricted Subsidiary, as the case may be) shall not have applied such Net Proceeds pursuant to clauses (c)(1) through (6) above on or before the Reinvestment Termination Date, such binding contract shall be deemed not to have been a permitted application of the Net Proceeds.
     Pending the final application of any Net Proceeds, the Company or any of its Restricted Subsidiaries may temporarily reduce outstanding Indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture.
     (e) Any Net Proceeds from Asset Sales involving assets other than Collateral that are not applied or invested as provided in Section 4.13(I)(c) shall constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Co-Issuers shall make an offer (an “Asset Sale Offer”) to all Holders and all holders of other pari passu Indebtedness containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be required to be purchased out of the Excess Proceeds (the “Excess Proceeds Payment Amount”). The offer price for the Notes in any Asset Sale Offer shall be equal to 100% of the principal amount of the Notes plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase (the “Asset Sale Offered Price”), and shall be payable in cash, and the offer or redemption price for such pari passu Indebtedness shall be as set forth in the related documentation governing such Indebtedness. If any Excess Proceeds remain after consummation of an Asset Sale Offer, such Excess Proceeds may be used for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and the Co-Issuers or the agent for such other pari passu Indebtedness shall select such other pari passu Indebtedness to be purchased on a pro rata basis (with adjustments so that no Notes or other pari passu Indebtedness are purchased, redeemed or repaid in unauthorized denominations). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     (f) Upon the commencement of an Asset Sale Offer, the Co-Issuers shall send, or cause to be sent, by first class mail, a notice to the Trustee and to each Holder at its registered address. The notice shall contain all instructions and materials necessary to enable such Holder to tender Notes pursuant to the Asset Sale Offer. Any Asset Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Asset Sale Offer, shall state:
     (1) that the Asset Sale Offer is being made pursuant to this Section 4.13(I) and that, to the extent lawful, all Notes tendered and not withdrawn shall be accepted for payment (unless prorated);
     (2) the Excess Proceeds Payment Amount, the Asset Sale Offered Price, and the date on which Notes tendered and accepted for payment shall be purchased, which date shall be at least 30 days and not later than 60 days from the date such notices is mailed (the “Asset Sale Payment Date”);
     (3) that any Notes not tendered or accepted for payment shall continue to accrue interest in accordance with the terms thereof;
     (4) that, unless the Co-Issuers default in making such payment, any Notes accepted for payment pursuant to the Asset Sale Offer shall cease to accrue interest on and after the Asset Sale Payment Date;
     (5) that Holders electing to have any Notes purchased pursuant to any Asset Sale Offer shall be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Co-Issuers, a depository, if appointed by the Co-Issuers, or the Paying Agent at the address specified in the notice at least three Business Days before the Asset Sale Payment Date;
     (6) that Holders shall be entitled to withdraw their election if the Co-Issuers, the Depository or the Paying Agent, as the case may be, receives, not later than two Business Days prior to the Asset Sale Payment Date, a notice setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased;
     (7) that if the aggregate principal amount of Notes surrendered by Holders exceeds the Excess Proceeds Payment Amount, the Co-Issuers shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Co-Issuers so that only Notes in denominations of $2,000 or integral multiples of $1,000 in excess thereof, shall be purchased); and
     (8) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry).

     (g) On the Asset Sale Payment Date, the Co-Issuers shall, to the extent lawful: (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Asset Sale Offer, subject to pro ration if the aggregate Notes tendered exceed the Excess Proceeds Payment Amount allocable to the Notes; (2) deposit with the Paying Agent U.S. Legal Tender equal to the lesser of the Excess Proceeds Payment Amount allocable to the Notes and the amount sufficient to pay the Asset Sale Offered Price in respect of all Notes or portions thereof so tendered; and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Co-Issuers. The Co-Issuers shall inform the Holders of the results of the Asset Sale Offer on or as soon as practicable after the Asset Sale Payment Date.
     (h) The Paying Agent shall promptly mail or pay by wire transfer to each Holder whose Notes have been properly tendered the Asset Sale Offered Price for such Notes, and the Trustee shall promptly authenticate pursuant to an Authentication Order and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unrepurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or Event of Default has occurred and is continuing, and to the extent not applied to make payments on the Notes, the Paying Agent shall return to the Co-Issuers any cash that remains unclaimed, together with interest, if any, thereon, held by them for the payment of the Asset Sale Offered Price.
     However, if the Asset Sale Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Asset Sale Offer.
     (i) The Co-Issuers shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.13, the Co-Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.13(I) by virtue of such compliance.
     (II) With respect to all Asset Sales involving Collateral:
     (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, consummate an Asset Sale involving Collateral unless:
     (1) the Company or any of its Restricted Subsidiaries receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests sold or otherwise disposed of;

     (2) such Asset Sale is either of (i) the Company’s or the relevant Restricted Subsidiary’s entire interest in the applicable Mortgaged Vessel (the “Sold Mortgaged Vessel”) together with the applicable Charters, freights and hires, insurance and related agreements (collectively, the “Related Agreements”); provided that the Company may elect to sell only the Sold Mortgaged Vessel and retain all or any portion of the Related Agreements, provided that if any such Related Agreements are transferred to a Subsidiary that is not a Mortgaged Vessel Guarantor, then the Company or such Mortgaged Vessel Guarantor shall receive either (x) Qualified Collateral having a Fair Market Value that is not less than the Fair Market Value of such Related Agreements or (y) cash in an amount equal to the Fair Market Value of such Related Agreement which it shall immediately deliver to the Collateral Trustee, which amounts shall constitute Trust Monies hereunder or (ii) all the Capital Stock of the Restricted Subsidiary that owns such Mortgaged Vessel and related assets;
     (3) the consideration received in the Asset Sale by the Company or such Restricted Subsidiary consists entirely of either (x) cash or Cash Equivalents or (y) Qualified Collateral having a Fair Market Value that is not less than the Fair Market Value of the Collateral that is the subject of such Asset Sale;
     (4) no Default or Event of Default shall have occurred and be continuing; and
     (5) such Asset Sale is made in compliance with the provisions described under Section 11.04.
     (b) Within 365 days (subject to extension as provided in clause (c) below) after the receipt of any Net Proceeds from an Asset Sale involving Collateral, the Company or the applicable Restricted Subsidiary shall apply such Net Proceeds to:
     (1) provided that no Default or Event of Default shall have occurred and be continuing, substitute one or more Qualified Vessels (and to make any Permitted Repairs with respect thereto) for such Sold Mortgaged Vessel and make such Qualified Vessel(s) subject to the Lien of this Indenture and the applicable Security Documents in accordance with the provisions thereof described under Section 11.04 and Section 11.09(a);
     (2) make a Collateral Sale Offer in accordance with the provisions of this Section 4.13(II) and the other provisions of this Indenture; and/or
     (3) any combination of the transactions permitted by the foregoing clauses (1) and (2).
     (c) A (A) binding contract to apply Net Proceeds in accordance with clause (b)(1) above will toll the 365-day period in respect of such Net Proceeds or (B) determination by the Company to potentially apply all or a portion of such Net Proceeds towards the exercise an outstanding Vessel Purchase Option Contract will toll the 365-day period in respect of such Net Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 365 day period referenced in clause (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the “Collateral Proceeds Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Collateral Proceeds Reinvestment Termination Date and the Company (or the applicable Mortgaged Vessel Guarantor, as the case may be) shall not have applied such Net Proceeds pursuant to clause (b)(1) above on or before the Collateral Proceeds Reinvestment Termination Date, such binding contract shall be deemed not to have been a permitted application of the Net Proceeds.
     (d) Any Net Proceeds from Asset Sales involving Collateral that are not applied or invested as provided in Section 4.13(II)(b) will constitute “Excess Collateral Proceeds.” When the aggregate amount of Excess Collateral Proceeds exceeds $25.0 million, the Co-Issuers will make an offer (a “Collateral Sale Offer”) to all Holders to purchase the maximum principal amount of Notes that may be required to be purchased out of the Excess Collateral Proceeds (the “Excess Collateral Proceeds Payment Amount”). The offer price for the Notes in any Collateral Sale Offer will be equal to 100% of principal amount of the Notes plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase (the “Collateral Sale Offered Price”), and will be payable in cash. If any Excess Collateral Proceeds remain after consummation of a Collateral Sale Offer, those Excess Collateral Proceeds shall be retained as Trust Monies. If the aggregate principal amount of Notes tendered into such Collateral Sale Offer exceeds the amount of Excess Collateral Proceeds, the trustee will select the Notes to be purchased on a pro rata basis. Upon completion of each Collateral Sale Offer, the amount of Excess Collateral Proceeds will be reset at zero.
     (e) Whenever Net Proceeds from any Asset Sale involving Collateral are received by the Co-Issuers, such Net Proceeds shall be retained by the Collateral Trustee as Trust Monies constituting Collateral subject to disposition as provided in this Section 4.13(II) or as provided under Sections 11.04 and 12.02. At the written direction of the Co-Issuers, such Net Proceeds may be invested by the Collateral Trustee in Cash Equivalents in which the Collateral Trustee can maintain a perfected security interest.
     (f) Upon the commencement of a Collateral Sale Offer, the Co-Issuers shall send, or cause to be sent, by first class mail, a notice to the Trustee and to each Holder at is registered address. The notice shall contain all instructions and materials necessary to enable such Holder to tender Notes pursuant to the Collateral Sale Offer. Any Collateral Sale Offer shall be made to all Holders. The notice, which shall govern the terms of the Collateral Sale Offer, shall state:

     (1) that the Collateral Sale Offer is being made pursuant to this Section 4.13(II) and that, to the extent lawful, all Notes tendered and not withdrawn shall be accepted for payment (unless prorated);
     (2) the Excess Collateral Proceeds Payment Amount, the Collateral Sale Offered Price, and the date on which Notes tendered and accepted for payment shall be purchased, which date shall be at least 30 days and not later than 60 days from the date such notices is mailed (the “Collateral Sale Payment Date”);
     (3) that any Notes not tendered or accepted for payment shall continue to accrue interest in accordance with the terms thereof;
     (4) that, unless the Co-Issuers default in making such payment, any Notes accepted for payment pursuant to the Collateral Sale Offer shall cease to accrue interest on and after the Collateral Sale Payment Date;
     (5) that Holders electing to have any Notes purchased pursuant to any Collateral Sale Offer shall be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Co-Issuers, a depository, if appointed by the Co-Issuers, or the Paying Agent at the address specified in the notice at least three Business Days before the Collateral Sale Payment Date;
     (6) that Holders shall be entitled to withdraw their election if the Co-Issuers, the Depository or the Paying Agent, as the case may be, receives, not later than two Business Days prior to the Collateral Sale Payment Date, a notice setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased;
     (7) that if the aggregate principal amount of Notes surrendered by Holders exceeds the Excess Collateral Proceeds Payment Amount, the Co-Issuers shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Co-Issuers so that only Notes in denominations of $2,000 or integral multiples of $1,000 in excess thereof, shall be purchased); and
     (8) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry).
     (g) On the Collateral Sale Payment Date, the Co-Issuers shall, to the extent lawful: (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Collateral Sale Offer, subject to pro ration if the aggregate Notes tendered exceed the Excess Collateral Proceeds Payment Amount allocable to the Notes; (2) deposit with the Paying Agent U.S. Legal Tender equal to the lesser of the Excess Collateral Proceeds Payment Amount allocable to the Notes and the amount sufficient to pay the Collateral Sale Offered Price in respect of all Notes or portions thereof so tendered; and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Co-Issuers. The Co-Issuers shall inform the Holders of the results of the Collateral Sale Offer on or as soon as practicable after the Collateral Sale Payment Date.
     (h) The Paying Agent shall promptly mail or pay by wire transfer to each Holder whose Notes have been properly tendered the Collateral Sale Offered Price for such Notes, and the Trustee shall promptly authenticate pursuant to an Authentication Order and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unrepurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or Event of Default has occurred and is continuing, and to the extent not applied to make payments on the Notes, the Paying Agent shall return to the Co-Issuers any cash that remains unclaimed, together with interest, if any, thereon, held by them for the payment of the Collateral Sale Purchase Price.
     However, if the Collateral Sale Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Collateral Sale Offer.
     (i) The Co-Issuers shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Collateral Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.13, the Co-Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.13(II) by virtue of such compliance.
SECTION 4.14. Limitations on Transactions with Affiliates.
          (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”), unless:
     (1) the Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and
     (2) the Company delivers to the Trustee:
     (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, a

Board Resolution of the Board of Directors of the Company set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this Section 4.14 and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and
     (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions (i) involving aggregate consideration in excess of $50.0 million or (ii) as to which there are no disinterested members of the Board of Directors, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an independent accounting, appraisal or investment banking firm of international standing qualified to perform the task for which such firm has been engaged (as determined by the Company in good faith).
          (b) The following items shall not be deemed to be Affiliate Transactions and, therefore, shall not be subject to Section 4.14(a):
     (1) director, officer, employee and consultant compensation, benefit, reimbursement and indemnification agreements, plans and arrangements (and payment awards in connection therewith) entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;
     (2) transactions between or among the Company and/or its Restricted Subsidiaries;
     (3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;
     (4) any issuance of Qualified Equity Interests of the Company (other than Designated Preferred Stock) to an Affiliate and the granting or performance of registration rights in respect of any Qualified Equity Interests of the Company (other than Designated Preferred Stock), which rights have been approved by the Board of Directors of the Company;
     (5) Restricted Payments that do not violate Section 4.11 and Investments consisting of Permitted Investments;
     (6) the performance of obligations of the Company or any Restricted Subsidiary under the terms of any agreement that is in effect as of or on the Issue Date and disclosed in the Offering Memorandum or any amendment, modification, supplement, extension or renewal, from time to time, thereto or any transaction contemplated thereby (including pursuant to any amendment, modification, supplement, extension or renewal, from time to time, thereto) in any replacement agreement thereto, so long as any such amendment, modification, supplement, extension or renewal, or replacement agreement, is not materially more disadvantageous to the Holders taken as a whole than the original agreement as in effect on the Issue Date; and

     (7) transactions effected as part of a Qualified Securitization Transaction.

SECTION 4.15.	Dividend and Other Payment Restrictions Affecting Subsidiaries.
          (a) The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of its Restricted Subsidiaries to:
     (1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;
     (2) make loans or advances to the Company or any of its Restricted Subsidiaries; or
     (3) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.
          (b) However, the restrictions set forth in Section 4.15(a) shall not apply to encumbrances or restrictions existing under or by reason of:
     (1) agreements, including, without limitation, those governing Existing Indebtedness and Credit Facilities, as in effect on the date of this Indenture and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of this Indenture;
     (2) this Indenture, the Notes and the Note Guarantees;
     (3) applicable law, rule, regulation or order or governmental license, permit or concession;
     (4) any instrument governing Indebtedness or Equity Interests of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Equity Interests were incurred or issued in connection with such acquisition to provide funds to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;
     (5) customary provisions restricting assignments, subletting or other similar transfers in contracts, licenses and other agreements (including, without limitation, leases and agreements relating to intellectual property) entered into in the ordinary course of business;
     (6) purchase money obligations and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in Section 4.15(a)(3);
     (7) any agreement for the sale or other disposition of a Restricted Subsidiary or an asset that restricts distributions by that Restricted Subsidiary or transfers of such asset pending the sale or other disposition;
     (8) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;
     (9) Liens and agreements related thereto that were permitted to be incurred under the provisions of Section 4.12 that limit the right of the debtor to dispose of the assets subject to such Liens;
     (10) provisions limiting the disposition or distribution of assets or property (including Capital Stock of any Person in which the Company has an Investment) in joint venture agreements, stockholder agreements, partnership agreements, limited liability company operating agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements, which limitation is applicable in all material respects only to the assets or property that are the subject of such agreements;
     (11) restrictions on cash or other deposits or net worth imposed under contracts entered into in the ordinary course of business;
     (12) customary provisions restricting the disposition of real property interests set forth in any easements or other similar agreements or arrangements of the Company or any Restricted Subsidiary;
     (13) provisions restricting the transfer of any Capital Stock of an Unrestricted Subsidiary;
     (14) Indebtedness of a Restricted Subsidiary incurred subsequent to the date of this Indenture pursuant to the provisions of Section 4.10 (i) in respect of the subordination provisions, if any, of such Indebtedness, (ii) if the encumbrances and restrictions contained in any such Indebtedness taken as a whole are not materially less favorable to the Holders than the encumbrances and restrictions contained in this Indenture or that may be contained in any Credit Agreement in accordance with this covenant or (iii) if such encumbrance or restriction is customary in comparable financings (as determined in good faith by the Company) and either (x) the Company determines in good faith that such encumbrance or restriction shall not adversely affect in any material respect the Company’s ability to make principal or interest payments on the Notes as and when due or (y) such encumbrance or restriction applies only in the event of and during the continuance of a default under such Indebtedness; and
     (15) Non-Recourse Debt or other encumbrances, restrictions or contractual requirements of a Securitization Subsidiary in connection with a Qualified Securitization Transaction; provided that such restrictions apply only to such Securitization Subsidiary or the Securitization Assets that are subject to the Qualified Securitization Transaction.
SECTION 4.16. Subsidiary Guarantees.
          (a) If the Company or any of its Restricted Subsidiaries acquires or creates a Wholly Owned Restricted Subsidiary (or redesignates an Unrestricted Subsidiary as a Restricted Subsidiary and such Restricted Subsidiary is a Wholly Owned Restricted Subsidiary) and such Wholly Owned Restricted Subsidiary shall at any time have total assets with a book value in excess of $1.0 million, then such Wholly Owned Restricted Subsidiary (unless such Subsidiary is a Securitization Subsidiary or is Navios Finance or any other Subsidiary that at such time is a co-issuer of the Notes) must become a Guarantor and shall, within 45 Business Days of the date on which it was so acquired, created or redesignated or so capitalized:
     (1) execute and deliver to the Trustee a supplemental indenture substantially in the form of Exhibit D, pursuant to which such Wholly Owned Restricted Subsidiary shall unconditionally guarantee all of the Co-Issuers’ obligations under the Notes and this Indenture on the terms set forth in this Indenture and, if such Wholly Owned Restricted Subsidiary owns a Vessel required to become a Mortgaged Vessel, execute one or more Ship Mortgages and the other Security Documents in favor of the Collateral Trustee pursuant to which each such Vessel shall become a Mortgaged Vessel for all purposes under this Indenture in each case as provided for under Section 11.09; and
     (2) deliver to the Trustee one or more Opinions of Counsel that such supplemental indenture and Security Documents, if any, have been duly authorized, executed and delivered by such Wholly Owned Restricted Subsidiary and constitutes a valid and legally binding and enforceable obligation of such Wholly Owned Restricted Subsidiary, subject to customary exceptions.
          Thereafter, such Wholly Owned Restricted Subsidiary shall be a Guarantor for all purposes of this Indenture.
          (b) The Note Guarantee of a Guarantor shall automatically and unconditionally (without any further action on the part of any Person) be released:
     (1) in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or amalgamation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.13 or Section 4.14;
     (2) in connection with any sale or other disposition of a majority of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Subsidiary of the Company, if (x) such Guarantor would no longer constitute a “Subsidiary” under this Indenture and (y) the sale or other disposition does not violate Section 4.13;
     (3) if the Company designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with Section 4.18;
     (4) upon liquidation or dissolution of such Guarantor;
     (5) in the case of a Guarantor that is not a Wholly-Owned Restricted Subsidiary that has voluntarily issued a Guarantee of the Notes, upon notice to the Trustee by the Company of the designation of such Guarantor as non-Guarantor Restricted Subsidiary if (x) the Company would be permitted to make an Investment in such Restricted Subsidiary at the time of such release equal to the Fair Market Value of the Investment of the Company and its other Restricted Subsidiaries in such Guarantor as either a Permitted Investment or pursuant to Section 4.11 and (y) all transactions entered into by such Restricted Subsidiary while a Guarantor would be permitted under this Indenture at the time its Guarantee is released; and
     (6) upon Legal Defeasance or Covenant Defeasance or satisfaction and discharge of the Notes as provided below under Section 8.01, Section 8.03 and Section 8.04.
SECTION 4.17. Reports to Holders.
          (a) Whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall furnish to the Trustee and the Holders, so long as the Notes are outstanding:
     (1) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, quarterly reports on Form 6-K (or any successor form) containing unaudited financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a management’s discussion and analysis of financial condition and results of operations (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);
     (2) within 150 days after the end of each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein for such fiscal year; and
     (3) at or prior to such times as would be required to be filed or furnished to the SEC if the Company was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act, all such other reports and information that the Company would have been required pursuant thereto;
provided, however, that to the extent that the Company ceases to qualify as a “foreign private issuer” within the meaning of the Exchange Act, whether or not the Company is then subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall furnish to the Trustee and the

Holders, so long as any Notes are outstanding, within 30 days of the respective dates on which the Company would be required to file such documents with the SEC if it was required to file such documents under the Exchange Act, all reports and other information that would be required to be filed with (or furnished to) the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act.
          (b) In addition, whether or not required by the rules and regulations of the SEC, the Company shall electronically file or furnish, as the case may be, a copy of all such information and reports referred to in clauses (1) through (3) of Section 4.17(a) with the SEC for public availability within the time periods specified therein (unless the SEC shall not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, Company agrees that, for so long as any Notes remain outstanding, it shall furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
          (c) Notwithstanding the foregoing provisions of this Section 4.17, the Company shall be deemed to have furnished such reports referred to in Section 4.17(a) to the Trustee and the Holders if the Company has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

SECTION 4.18.	Limitations on Designation of Restricted and Unrestricted Subsidiaries.
          The Board of Directors of the Company may designate any Subsidiary (other than Navios Finance or any other Subsidiary that is at such time a co-issuer of the Notes) to be an Unrestricted Subsidiary if that designation would not cause a Default or cause a Default to be continuing after such designation. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary shall be deemed to be an Investment made as of the time of the designation and shall reduce the amount available for Restricted Payments under Section 4.11 or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation shall only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default or cause a Default to be continuing after such redesignation. Notwithstanding the foregoing, on the first occasion following the Issue Date on which (and only such first occasion) Navios Partners or Navios Maritime Acquisition Corp., a Marshall Islands corporation, shall become a Subsidiary of the Company, then, on such occasion and without any further act on the part of the Company, it shall be designated an “Unrestricted Subsidiary” for all purposes under this Indenture and, notwithstanding anything to the contrary in this Section 4.18, the Company shall not be deemed to have made an Investment in such Subsidiary at the time of such designation other than to the extent of any Investment made which resulted in it becoming a Subsidiary of the Company.

SECTION 4.19. Additional Interest Notice.
          In the event that the Co-Issuers are required to pay Additional Interest to Holders pursuant to the Registration Rights Agreement, the Co-Issuers shall provide written notice (“Additional Interest Notice”) to the Trustee of their obligation to pay Additional Interest no later than ten days prior to the proposed payment date for the Additional Interest, and the Additional Interest Notice shall set forth the amount of Additional Interest to be paid by the Co-Issuers on such payment date. The Trustee shall not at any time be under any duty or responsibility to any Holder to determine the Additional Interest, or make any determination with respect to the nature, extent or calculation of the amount of Additional Interest owed or with respect to the method employed in such calculation of the Additional Interest.
SECTION 4.20. Payment of Additional Amounts.
          (a) All payments made by the Co-Issuers under or with respect to the Notes or by a Guarantor under or with respect to its Note Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of any Taxing Authority in any jurisdiction in which a Co-Issuer or any Guarantor is organized or is otherwise resident for tax purposes or any jurisdiction from or through which payment is made (each, a “Relevant Taxing Jurisdiction”), unless such Co-Issuer or Guarantor is required to withhold or deduct Taxes by law or by the official interpretation or administration thereof.
          (b) If a Co-Issuer or any Guarantor is required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing Jurisdiction from any payment made under or with respect to the Notes or the Note Guarantee of such Guarantor, the Co-Issuers or the relevant Guarantor, as applicable, shall pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction shall equal the amount the Holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts shall payable with respect to any Tax:
     (1) that would not have been imposed, payable or due but for the existence of any present or former connection between the Holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such Notes) and the Relevant Taxing Jurisdiction (including being a citizen or resident or national of, or carrying on a business or maintaining a permanent establishment in, or being physically present in, the Relevant Taxing Jurisdiction) other than the mere holding of the Notes or enforcement of rights under such Note or under a Guarantee or the receipt of payments in respect of such Note or a Guarantee;
     (2) that would not have been imposed, payable or due but for the failure to satisfy any certification, identification or other reporting requirements whether imposed by statute, treaty, regulation or administrative practice; provided, however, that the Co-Issuers have delivered a request to the Holder to comply with such requirements at least 30 days prior to the date by which such compliance is required;

     (3) that would not have been imposed, payable or due if the presentation of Notes (where presentation is required) for payment has occurred within 30 days after the date such payment was due and payable or was duly provided for, whichever is later;
     (4) subject to Section 4.20(e), that is an estate, inheritance, gift, sales, excise, transfer or personal property tax, assessment or charge; or
     (5) as a result of a combination of the foregoing clauses (1) through (4).
In addition, Additional Amounts shall not be payable if the beneficial owner of, or person ultimately entitled to obtain an interest in, such Notes had been the Holder and such beneficial owner would not be entitled to the payment of Additional Amounts by reason of clause (1), (2), (3), (4) or (5) above. In addition, Additional Amounts shall not be payable with respect to any Tax which is payable otherwise than by withholding from any payment under, or in respect of the Notes or any Guarantee.
          (c) Whenever in this Indenture or the Notes there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, premium, if any, interest or Additional Interest, if any, or of any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
          (d) Upon request, the Co-Issuers shall provide the Trustee with documentation satisfactory to the Trustee evidencing the payment of Additional Amounts.
          (e) The Co-Issuers and the Guarantors shall pay any present or future stamp, court or documentary taxes, or any similar taxes, charges or levies which arise in any Relevant Taxing Jurisdiction from the execution, delivery or registration of the Notes, this Indenture or any other document or instrument referred to therein, or the receipt of any payments with respect to or enforcement of, the Notes or any Guarantee.
          (f) Notwithstanding anything to the contrary contained in this Indenture, the Co-Issuers and the Guarantors may, to the extent required to do so by law, deduct or withhold income or other similar taxes imposed by the United States of America from any payments under this Indenture; provided that the foregoing shall not limit the obligation of the Co-Issuers and the Guarantors to pay Additional Amounts as set forth in this Section 4.20.
SECTION 4.21. Loss of a Mortgaged Vessel.
          (a) If an Event of Loss occurs at any time with respect to a Mortgaged Vessel (the Mortgaged Vessel suffering such Event of Loss being the “Lost Mortgaged Vessel”), the Company or the relevant Restricted Subsidiary shall deposit all Event of Loss Proceeds with respect to such Event of Loss with the Collateral Trustee as Trust Monies constituting Collateral subject to disposition as provided in this Section 4.21 or as provided in Sections 11.04 and 12.02. Such amount is hereinafter referred to as the “Loss Redemption Amount”.

          (b) Within 365 days (subject to extension as provided in clause (c) below) after the receipt of any Event of Loss Proceeds, the Company or the applicable Restricted Subsidiary shall apply such Event of Loss Proceeds to:
     (1) substitute one or more Qualified Vessels (and to make any Permitted Repairs with respect thereto) for such Lost Mortgaged Vessel and make such Qualified Vessel(s) subject to the Lien of this Indenture and the applicable Security Documents in accordance with the provisions thereof described under Section 11.04 and Section 11.09(a);
     (2) make an Event of Loss Offer in accordance with the provisions of this Section 4.21 and the other provisions of this Indenture; and/or
     (3) any combination of the transactions permitted by the foregoing clauses (1) and (2).
          (c) A (A) binding contract to apply Event of Loss Proceeds in accordance with clause (b)(1) above shall toll the 365-day period in respect of such Event of Loss Proceeds or (B) determination by the Company to potentially apply all or a portion of such Event of Loss Proceeds towards the exercise an outstanding Vessel Purchase Option Contract shall toll the 365-day period in respect of such Event of Loss Proceeds, in each case, for a period not to exceed 365 days from the expiration of the aforementioned 365-day period, provided that such binding contract and such determination, in each case, shall be treated as a permitted application of Event of Loss Proceeds from the date of such binding contract until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of any Vessel Construction Contract or any Exercised Vessel Purchase Option Contract (including any outstanding Vessel Purchase Option Contract exercised during the 365 day period referenced in clause (B) above), the date of expiration or termination of such Vessel Construction Contract or Exercised Vessel Purchase Option Contract and (ii) otherwise, the 365th day following the expiration of the aforementioned 365-day period (clause (i) or clause (ii) as applicable, the “Loss Proceeds Reinvestment Termination Date”). If such acquisition or expenditure is not consummated on or before the Loss Proceeds Reinvestment Termination Date and the Company (or the applicable Mortgaged Vessel Guarantor, as the case may be) shall not have applied such Event of Loss Proceeds pursuant to clause (b)(1) above on or before the Loss Proceeds Reinvestment Termination Date, such binding contract shall be deemed not to have been a permitted application of the Event of Loss Proceeds.
          (d) Any Event of Loss Proceeds that are not applied or invested as provided in Section 4.21(b) shall constitute “Excess Loss Proceeds.” When the aggregate amount of Excess Loss Proceeds exceeds $25.0 million, the Co-Issuers shall make an offer (an “Event of Loss Offer”) to all Holders to purchase the maximum principal amount of Notes that may be required to be purchased out of the Excess Loss Proceeds (the “Excess Loss Proceeds Payment Amount”). The offer price for the Notes in any Event of Loss Offer shall be equal to 100% of the aggregate principal amount of the Notes plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase (the “Event of Loss Offered Price”), and shall be payable in cash. If any Excess Loss Proceeds remain after consummation of an Event of Loss Offer, those Excess Loss Proceeds shall be retained as Trust Monies. If the aggregate principal amount of Notes tendered into such Event of Loss Offer exceeds the amount of Excess Loss Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of each Event of Loss Offer, the amount of Excess Loss Proceeds shall be reset at zero.
          (e) Whenever Event of Loss Proceeds from any Event of Loss are received by the Co-Issuers, such Event of Loss Proceeds shall be retained by the Collateral Trustee as Trust Monies constituting Collateral subject to disposition as provided in this Section 4.21 or as provided under Sections 11.04 and 12.02. At the direction of the Co-Issuers, such Event of Loss Proceeds may be invested by the Collateral Trustee in Cash Equivalents in which the Collateral Trustee can maintain a perfected security interest.
          (f) Upon the commencement of an Event of Loss Offer, the Co-Issuers shall send, or cause to be sent, by first class mail, a notice to the Trustee and to each Holder at its registered address. The notice shall contain all instructions and materials necessary to enable such Holder to tender Notes pursuant to the Event of Loss Offer. Any Event of Loss Offer shall be made to all Holders. The notice, which shall govern the terms of the Event of Loss Offer, shall state:
     (1) that the Event of Loss Offer is being made pursuant to this Section 4.21 and that, to the extent lawful, all Notes tendered and not withdrawn shall be accepted for payment (unless prorated);
     (2) the Excess Loss Proceeds Payment Amount, the Event of Loss Offered Price, and the date on which Notes tendered and accepted for payment shall be purchased, which date shall be at least 30 days and not later than 60 days from the date such notices is mailed (the “Event of Loss Payment Date”);
     (3) that any Notes not tendered or accepted for payment shall continue to accrue interest in accordance with the terms thereof;
     (4) that, unless the Co-Issuers default in making such payment, any Notes accepted for payment pursuant to the Event of Loss Offer shall cease to accrue interest on and after the Event of Loss Payment Date;
     (5) that Holders electing to have any Notes purchased pursuant to any Event of Loss Offer shall be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Co-Issuers, a depository, if appointed by the Co-Issuers, or the Paying Agent at the address specified in the notice at least three Business Days before the Event of Loss Payment Date;
     (6) that Holders shall be entitled to withdraw their election if the Co-Issuers, the Depository or the Paying Agent, as the case may be, receives, not later than two Business Days prior to the Event of Loss Payment Date, a notice setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased;
     (7) that if the aggregate principal amount of Notes surrendered by Holders exceeds the Excess Loss Proceeds Payment Amount, the Co-Issuers shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Co-Issuers so that only Notes in denominations of $2,000 or integral multiples of $1,000 in excess thereof, shall be purchased); and
     (8) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry).
          (g) On the Event of Loss Payment Date, the Co-Issuers shall, to the extent lawful: (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Event of Loss Offer, subject to pro ration if the aggregate Notes tendered exceed the Excess Loss Proceeds Payment Amount allocable to the Notes; (2) deposit with the Paying Agent U.S. Legal Tender equal to the lesser of the Excess Loss Proceeds Payment Amount allocable to the Notes and the amount sufficient to pay the Event of Loss Offered Price in respect of all Notes or portions thereof so tendered; and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Co-Issuers. The Co-Issuers shall inform the Holders of the results of the Event of Loss Offer on or as soon as practicable after the Event of Loss Payment Date.
          (h) The Paying Agent shall promptly mail or pay by wire transfer to each Holder whose Notes have been properly tendered the Event of Loss Offered Price for such Notes, and the Trustee shall promptly authenticate pursuant to an Authentication Order and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unrepurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or Event of Default has occurred and is continuing, and to the extent not applied to make payments on the Notes, the Paying Agent shall return to the Co-Issuers any cash that remains unclaimed, together with interest, if any, thereon, held by them for the payment of the Event of Loss Offered Price.
          However, if the Event of Loss Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Event of Loss Offer.
          (i) The Co-Issuers shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Event of Loss Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.21, the Co-Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.21 by virtue of such compliance.

SECTION 4.22. Escrow of Proceeds; Escrow Proceeds Offer.
          (a) The Co-Issuers shall apply the Escrow Proceeds in accordance with the terms of the Escrow Agreement
          (b) If the Co-Issuers are required to make an Escrow Proceeds Offer, the Co-Issuers shall send, or cause to be sent, by first class mail, a notice to the Trustee and to each Holder at its registered address. The notice shall contain all instructions and materials necessary to enable such Holder to tender Notes pursuant to the Escrow Proceeds Offer. Any Escrow Proceeds Offer shall be made to all Holders. The notice, which shall govern the terms of the Escrow Proceeds Offer, shall state:
     (1) that the Escrow Proceeds Offer is being made pursuant to this Section 4.22 and that, to the extent lawful, all Notes tendered and not withdrawn shall be accepted for payment (unless prorated);
     (2) the Escrow Proceeds Payment Amount, the Escrow Proceeds Offered Price, and the date on which Notes tendered and accepted for payment shall be purchased, which date shall be at least 30 days and not later than 60 days from the date such notices are mailed (the “Escrow Proceeds Payment Date”);
     (3) that any Notes not tendered or accepted for payment shall continue to accrue interest in accordance with the terms thereof;
     (4) that, unless the Co-Issuers default in making such payment, any Notes accepted for payment pursuant to the Escrow Proceeds Offer shall cease to accrue interest on and after the Escrow Proceeds Payment Date;
     (5) that Holders electing to have any Notes purchased pursuant to any Escrow Proceeds Offer shall be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, or transfer by book-entry transfer, to the Co-Issuers, a depository, if appointed by the Co-Issuers, or the Paying Agent at the address specified in the notice at least three Business Days before the Escrow Proceeds Payment Date;
     (6) that Holders shall be entitled to withdraw their election if the Co-Issuers, the Depository or the Paying Agent, as the case may be, receives, not later than two Business Days prior to the Escrow Proceeds Payment Date, a notice setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing its election to have such Note purchased;
     (7) that if the aggregate principal amount of Notes surrendered by Holders exceeds the Escrow Proceeds Payment Amount, the Co-Issuers shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Co-Issuers so that only Notes in denominations of $2,000 or integral multiples of $1,000 in excess thereof, shall be purchased); and

     (8) that Holders whose Notes were purchased only in part shall be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry).
          Notwithstanding the foregoing, the Escrow Proceeds Offer may provide by its terms that the Unutilized Escrow Proceeds as of the date of commencement of the Escrow Proceeds Offer may be reduced to the extent Escrow Proceeds are released to purchase an Identified Vessel or one or more Alternative Vessels prior to the Escrow Proceeds Use Date.
          (c) On the Escrow Proceeds Payment Date, the Co-Issuers shall, to the extent lawful: (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Escrow Proceeds Offer, subject to pro ration if the aggregate Notes tendered exceed the Escrow Proceeds Payment Amount allocable to the Notes; (2) deposit with the Paying Agent U.S. Legal Tender equal to the lesser of the Escrow Proceeds Payment Amount allocable to the Notes and the amount sufficient to pay the Escrow Proceeds Offered Price in respect of all Notes or portions thereof so tendered; and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof being repurchased by the Co-Issuers. The Co-Issuers shall inform the Holders of the results of the Escrow Proceeds Offer on or as soon as practicable after the Escrow Proceeds Payment Date.
          (d) The Paying Agent shall promptly mail or pay by wire transfer to each Holder whose Notes have been properly tendered the Escrow Proceeds Offered Price for such Notes, and the Trustee shall promptly authenticate pursuant to an Authentication Order and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unrepurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. So long as no payment Default or Event of Default has occurred and is continuing, and to the extent not applied to make payments on the Notes, the Paying Agent shall return to the Co-Issuers any cash that remains unclaimed, together with interest, if any, thereon, held by them for the payment of the Escrow Proceeds Offered Purchase Price.
          However, if the Escrow Proceeds Payment Date is on or after a Record Date and on or before the related Interest Payment Date, any accrued and unpaid interest shall be paid to the Person in whose name a Note is registered at the close of business on such Record Date, and no additional interest shall be payable to Holders who tender Notes pursuant to the Escrow Proceeds Offer.
          (e) The Co-Issuers shall comply with the requirements of any securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Escrow Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.22, the Co-Issuers shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.22 by virtue of such compliance.

SECTION 4.23. Limitation on Business Activities of Navios Finance.
          Navios Finance shall not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of the Equity Interest to the Company or any Wholly Owned Restricted Subsidiary, the incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness incurred by the Company or any Restricted Subsidiary, including the Notes, that is permitted to be incurred by the Company or any Restricted Subsidiary under Section 4.10 and activities incidental thereto. For so long as the Company or any successor obligor under the Notes is a Person that is not incorporated in the United States of America, any State of the United States or the District of Columbia, there will be a Co-Issuer of the Notes that is a Wholly Owned Restricted Subsidiary of the Company and that is a corporation organized and incorporated in the United States of America, any State of the United States or the District of Columbia.
ARTICLE FIVE
SUCCESSOR CORPORATION
SECTION 5.01. Mergers, Consolidations, Etc.
          (a) The Company may not, directly or indirectly: (1) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:
     (1) either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made (x) is a corporation, limited liability company, trust or limited partnership organized or existing under the laws an Eligible Jurisdiction and (y) assumes all the obligations of the Company under the Notes, this Indenture, the Security Documents and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;
     (2) immediately after giving effect to such transaction, no Default or Event of Default exists; and
     (3) either (a) the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made, shall, on the date of such transaction after giving pro forma effect thereto and to any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.10(a) or (b) the Fixed Charge

Coverage Ratio for the Company or such surviving Person determined in accordance with Section 4.10(a) shall be greater than the Fixed Charge Coverage Ratio test for the Company and its Restricted Subsidiaries immediately prior to such transaction.
          In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person; provided that the foregoing shall not prohibit the chartering out of Vessels in the ordinary course of business.
          For purposes of this Section 5.01, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.
          (b) The Company shall not permit any Guarantor to, directly or indirectly, consolidate, amalgamate or merge with or into another Person (whether or not the Company or such Guarantor is the surviving Person) unless:
     (1) subject to the Note Guarantee release provisions of Section 4.16, such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company or a Guarantor) expressly assumes all the obligations of such Guarantor under the Note Guarantee of such Guarantor, this Indenture, the Security Documents and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee; and
     (2) immediately after such transaction, no Default or Event of Default exists.
          (c) This Section 5.01 shall not apply to a merger of the Company, a Guarantor or a Wholly Owned Restricted Subsidiary of such Person with an Affiliate solely for the purpose, and with the effect, of reorganizing the Company, a Guarantor or a Wholly Owned Restricted Subsidiary, as the case may be, in an Eligible Jurisdiction. In addition, nothing in this Section 5.01 shall prohibit any Restricted Subsidiary from consolidating or amalgamating with, merging with or into or conveying, transferring or leasing, in one transaction or a series of transactions, all or substantially all of its assets to the Company or another Restricted Subsidiary or reconstituting itself in another jurisdiction for the purpose of reflagging a vessel.

ARTICLE SIX
DEFAULT AND REMEDIES
SECTION 6.01. Events of Default.
          Each of the following is an “Event of Default”:
     (1) default by a Co-Issuer or any Guarantor for 30 consecutive days in the payment when due and payable of interest on, or Additional Interest, if any, with respect to, the Notes;
     (2) default by a Co-Issuer or any Guarantor in the payment when due and payable of the principal of or premium, if any, on the Notes;
     (3) failure by the Company or any of its Restricted Subsidiaries to comply with the provisions described under Section 5.01 after receipt by the Company or such Subsidiary, as applicable, of a written notice specifying the default (and demanding that such default be remedied and stating that such notice is a “Notice of Default”) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes;
     (4) failure by the Company or any of its Restricted Subsidiaries to comply with any other covenants in this Indenture (other than any default in clause (3) above) for 60 consecutive days after notice has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding specifying the default and demanding compliance with any of the other covenants in this Indenture;
     (5) failure by the Company or any of its Restricted Subsidiaries to comply with any term, covenant, condition or provision of the Security Documents, for 60 consecutive days after notice has been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding specifying the default and demanding compliance with the Security Documents;
     (6) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, whether such Indebtedness now exists or is created after the date of this Indenture, if that default:
     (a) is caused by a failure to pay the principal amount of any such Indebtedness at its stated final maturity after giving effect to any applicable grace periods (a “Payment Default”); or
     (b) results in the acceleration of such Indebtedness prior to its stated final maturity;

and, in each case of clauses (a) and (b) above, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;
     (7) failure by the Company or any Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $25.0 million in excess of amounts that are covered by insurance or which have been bonded, which judgments are not paid, discharged or stayed for a period of 60 days after such judgment or judgments become final and non-appealable;
     (8) except as permitted by this Indenture including upon the permitted release of the Note Guarantee, any Guarantee of a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor or any Person acting on behalf of any Guarantor shall deny or disaffirm in writing its obligations under its Guarantee;
     (9) the occurrence of any event of default under any Security Document, including that any of the Security Documents ceases to be in full force and effect or any of the Security Documents ceases to give the Collateral Trustee, in any material respect, the Liens, rights, powers and privileges purported to be created thereby (other than by operation of the provisions of the Security Documents);
     (10) either a Co-Issuer or any of the Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary as debtor in an involuntary case, pursuant to or within the meaning of any Bankruptcy Law:
     (a) commences a voluntary case or proceeding,
     (b) consents to the entry of an order for relief or decree against it in an involuntary case or proceeding,
     (c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or
     (d) makes a general assignment for the benefit of its creditors;
     (e) admits in writing its inability to pay its debts generally as they become due; or
     (f) files a petition or answer or consent seeking reorganization or relief; and
     (11) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

     (a) is for relief against a Co-Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary as debtor in an involuntary case or proceeding;
     (b) appoints a Custodian of a Co-Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, or a Custodian for all or substantially all of the assets of a Co-Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary or adjudges any such entity or group a bankrupt or insolvent or approves as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of such entity or group; or
     (c) orders the winding up or liquidation of a Co-Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;
     and the order or decree remains unstayed and in effect for 60 consecutive days.
SECTION 6.02. Acceleration.
          In the case of an Event of Default specified in clause (10) or (11) of Section 6.01, with respect to a Co-Issuer, all outstanding Notes shall become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee, by written notice to the Co-Issuers, or the Holders of at least 25% in principal amount of the then outstanding Notes, by written notice to the Trustee and the Co-Issuers, may declare all the Notes to be due and payable. Any such notice from the Trustee or Holders shall specify the applicable Event(s) of Default and state that such notice is a “Notice of Acceleration.” Upon such declaration of acceleration pursuant to a Notice of Acceleration, the aggregate principal of and accrued and unpaid interest and Additional Interest, if any, on the outstanding Notes shall become due and payable without further action or notice.
          No such rescission shall affect any subsequent Default or impair any right consequent thereto.
SECTION 6.03. Other Remedies.
          If a Default occurs and is continuing, the Trustee may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of, or interest or Additional Interest, if any, on, the Notes or to enforce the performance of any provision of the Notes or this Indenture and the Trustee may direct the Collateral Trustee to enforce the performance of any provision of the Security Documents if any amount becomes due and payable pursuant to Section 6.02 (but not otherwise).
          The Trustee and the Collateral Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. All rights of action and claims under the Security Documents may be prosecuted or enforced under the Security Documents by the Collateral Trustee (upon the direction of the Trustee, where appropriate). A delay or omission by the Trustee, the Collateral Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative to the extent permitted by law.
          Each Holder, by accepting a Note, acknowledges that the exercise of remedies by the Collateral Trustee with respect to the Collateral is subject to the terms and conditions of the Security Documents.
SECTION 6.04. Waiver of Past Defaults.
          Subject to Sections 2.09, 6.07 and 9.02, the Holders of a majority in principal amount of the outstanding Notes (which may include consents obtained in connection with a tender offer or exchange offer of Notes) by notice to the Trustee may waive an existing Default or Event of Default and its consequences, except a continuing Default or Event of Default in the payment of principal of, or interest or premium on, any Note as specified in Section 6.01(1) or (2). In case of any such waiver, the Co-Issuers, the Trustee and the Holders shall be restored to their former positions and rights hereunder and under the Notes, respectively. This Section 6.04 shall be in lieu of Section 316(a)(1)(B) of the Trust Indenture Act and such Section 316(a)(1)(B) of the Trust Indenture Act is hereby expressly excluded from this Indenture and the Notes, as permitted by the Trust Indenture Act. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereto.
SECTION 6.05. Control by Majority.
          The Holders of not less than a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. Subject to Section 7.01, however, the Trustee may refuse to follow any direction that conflicts with any law or this Indenture, that the Trustee determines in good faith may be unduly prejudicial to the rights of another Holder, or that may involve the Trustee in personal liability; provided that the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.
          In the event the Trustee takes any action or follows any direction pursuant to this Indenture, the Trustee shall be entitled to indemnification against any loss or expense caused by taking such action or following such direction.

SECTION 6.06. Limitation on Suits.
          No Holder shall have any right to institute any proceeding with respect to this Indenture or the Notes or for any remedy hereunder or thereunder, unless:
     (1) an Event of Default has occurred and is continuing and such Holder has previously given the Trustee written notice that an Event of Default is continuing;
     (2) Holders of at least 25% in aggregate principal amount of the outstanding Notes have requested in writing the Trustee to pursue the remedy;
     (3) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense in complying with such request;
     (4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and
     (5) Holders of a majority in aggregate principal amount of the outstanding Notes have not given the Trustee a written direction inconsistent with such request within such 60-day period.
However, such limitations shall not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest or premium on, or Additional Interest (if any) with respect to, such Note on or after the due date therefor.
          A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder (it being understood that the Trustee does not have an affirmative duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders).
SECTION 6.07. Rights of Holders To Receive Payment.
          Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of principal of, and interest and Additional Interest, if any, on, a Note, on or after the respective due dates therefor, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder except to the extent that the institution or prosecution of such suit or the entry of judgment therein would, under applicable law, result in the surrender, impairment or waiver of the Lien of this Indenture and the Security Documents upon the Collateral.
SECTION 6.08. Collection Suit by Trustee.
          If an Event of Default in payment of principal, interest and premium specified in Section 6.01(1) or (2) occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Co-Issuers or any other obligor on the Notes for the whole amount of principal, premium and accrued interest and Additional Interest (if any) and fees remaining unpaid, together with interest and Additional Interest, if any, on overdue principal and, to the extent that payment of such interest is lawful, interest on overdue installments of interest, in each case at the rate per annum borne by the Notes and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.
SECTION 6.09. Trustee May File Proofs of Claim.
          The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relating to the Co-Issuers, their creditors or their property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any Custodian in any such judicial proceedings is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agent and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 7.07 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceedings whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding. The Trustee shall be entitled to participate as a member of any official committee of creditors in the matters as it deems necessary or advisable.
SECTION 6.10. Priorities.
          If the Trustee or the Collateral Trustee collects any money pursuant to this Article Six, any other provision of this Indenture, pursuant to any of the Security Documents or as Trust Monies hereunder, it shall pay out the money or property in the following order:
     First: to the Trustee and the Collateral Trustee for amounts due under Section 7.07;
     Second: to Holders for interest accrued on the Notes, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for interest or Additional Interest;
     Third: to Holders for principal amounts due and unpaid on the Notes and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal and premium;
     Fourth: without duplication, to the Holders, for any other obligations due to them hereunder or under the Notes, pro rata based on the amounts of such obligations; and

     Fifth: to the Co-Issuers or, if applicable, the Guarantors, as their respective interests may appear.
          The Trustee, upon prior written notice to the Co-Issuers, may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.
SECTION 6.11. Undertaking for Costs.
          In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee or the Collateral Trustee for any action taken or omitted by it as Trustee or as Collateral Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees and expenses, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 shall not apply to a suit by the Trustee or the Collateral Trustee, a suit by a Holder pursuant to Section 6.07, or a suit by a Holder or Holders of more than 10% in principal amount of the outstanding Notes.
ARTICLE SEVEN
TRUSTEE
SECTION 7.01. Duties of Trustee.
          (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.
          (b) Except during the continuance of an Event of Default:
     (1) the Trustee need perform only those duties as are specifically set forth herein or in the Trust Indenture Act and no duties, covenants, responsibilities or obligations shall be implied in this Indenture against the Trustee; and
     (2) in the absence of bad faith on its part, the Trustee and the Collateral Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates (including Officers’ Certificates) or opinions (including Opinions of Counsel) furnished to the Trustee or the Collateral Trustee and conforming to the requirements of this Indenture. However, in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee or the Collateral Trustee, the Trustee or the Collateral Trustee, as applicable, shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

          (c) Notwithstanding anything to the contrary herein, the Trustee may not be relieved from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:
     (1) this paragraph does not limit the effect of Section 7.01(b);
     (2) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and
     (3) the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.05.
          (d) No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or to take or omit to take any action under this Indenture or take any action at the request or direction of Holders if it shall have reasonable grounds for believing that repayment of such funds is not assured to it.
          (e) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to this Section 7.01.
          (f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Co-Issuers. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.
          (g) In the absence of bad faith, negligence or willful misconduct on the part of the Trustee or the Collateral Trustee, the Trustee and the Collateral Trustee, as applicable, shall not be responsible for the application of any money by any Paying Agent other than the Trustee or the Collateral Trustee.
          (h) Subject to Section 9.02 hereof, the Trustee may (but shall not be obligated to), without the consent of the Holders, give any consent, waiver or approval required under any of the Security Documents or by the terms hereof with respect to the Collateral, but shall not without the consent of the Holders of a majority in aggregate principal amount of the Notes at the time outstanding (i) give any consent, waiver or approval or (ii) agree to any amendment or modification of any of the Security Documents, in each case which will have an adverse effect on the interests of any Holder. The Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any consent, waiver, approval, amendment or modification will have an adverse effect on the interests of any Holder.
SECTION 7.02. Rights of Trustee.
          Subject to Section 7.01:
     (a) The Trustee may conclusively rely, and shall be protected in acting or refraining from acting, upon any Board Resolution, certificate (including any Officers’

Certificate), statement, instrument, opinion (including any Opinion of Counsel), notice, request, direction, consent, order, bond, debenture, or other paper or document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document.
     (b) Before the Trustee acts or refrains from acting, it may require an Officers’ Certificate and/or an Opinion of Counsel, which shall conform to the provisions of Section 13.05 (provided that no Officers’ Certificate or Opinion of Counsel shall be required in connection with the initial issuance of Notes on the Issue Date). The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers’ Certificate or Opinion of Counsel.
     (c) The Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any agent (other than an agent who is an employee of the Trustee) appointed with due care.
     (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it reasonably believes to be authorized or within its rights or powers under this Indenture; provided, however, that the Trustee’s conduct does not constitute willful misconduct, bad faith or negligence.
     (e) The Trustee may consult with counsel of its selection and the advice or opinion of such counsel as to matters of law shall be full and complete authorization and protection from liability in respect of any action taken, omitted or suffered by it hereunder in good faith and in accordance with the advice or opinion of such counsel.
     (f) The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture whether on its own motion or at the request, order or direction of any of the Holders pursuant to the provisions of this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby.
     (g) The Trustee shall not be bound to make any investigation into the facts or matters stated in any Board Resolution, certificate (including any Officers’ Certificate), statement, instrument, opinion (including any Opinion of Counsel), notice, request, direction, consent, order, bond, debenture, or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled, upon reasonable notice to the Co-Issuers, to examine the books, records, and premises of the Co-Issuers, personally or by agent or attorney at the sole cost of the Co-Issuers.
     (h) The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.
     (i) The permissive rights of the Trustee to do things enumerated in this Indenture shall not be construed as duties.

     (j) Except with respect to Section 4.01 and 4.06, the Trustee shall have no duty to inquire as to the performance of the Co-Issuers with respect to the covenants contained in Article Four. In addition, the Trustee shall not be deemed to have knowledge of a Default or Event of Default except (i) any Default or Event of Default occurring pursuant to Section 4.01, 6.01(1) or 6.01(2) or (ii) any Default or Event of Default of which the Trustee shall have received written notification.
     (k) The rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in its capacity hereunder, and to each agent, custodian and other Person employed to act hereunder.
     (l) In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.
     (m) The Trustee and the Collateral Trustee may request that the Co-Issuers deliver a certificate in the form of Exhibit H setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.
SECTION 7.03. Individual Rights of Trustee and Collateral Trustee.
          The Trustee and the Collateral Trustee, each in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Co-Issuers, their Subsidiaries or its respective Affiliates with the same rights it would have if it were not Trustee or Collateral Trustee. However, in the event that the Trustee or the Collateral Trustee acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee or Collateral Trustee (if this Indenture has been qualified under the Trust Indenture Act) or resign. Any Agent may do the same with like rights. However, the Trustee and the Collateral Trustee must comply with Sections 7.10 and 7.11.
SECTION 7.04. Disclaimer of Trustee and Collateral Trustee.
          The Trustee and the Collateral Trustee shall not be responsible for and make no representation as to the validity or adequacy of this Indenture, the Notes, the Guarantees or the Security Documents or the Collateral covered thereby, and they shall not be accountable for the Co-Issuers’ use of the proceeds from the Notes, and they shall not be responsible for any statement of the Co-Issuers in this Indenture, the Guarantees, the Security Documents or any document issued in connection with the sale of Notes or any statement in the Notes other than the Trustee’s certificate of authentication. Each of the Trustee and the Collateral Trustee makes no representations with respect to the effectiveness or adequacy of this Indenture.
SECTION 7.05. Notice of Default.
          If a Default or Event of Default occurs and is continuing and the Trustee receives actual notice of such Default or Event of Default, the Trustee shall mail to each Holder notice of the uncured Default or Event of Default within 90 days after such Default or Event of Default occurs. Except in the case of a Default in payment of principal of, or interest, Additional Interest or premium on, any Note, including an accelerated payment and the failure to make a payment on the Change of Control Payment Date pursuant to a Change of Control Offer, the Asset Sale Payment Date pursuant to an Asset Sale Offer, the Collateral Sale Payment Date pursuant to a Collateral Sale Offer, the Event of Loss Payment Date pursuant to an Event of Loss Offer or on the Escrow Proceeds Payment Date pursuant to an Escrow Proceeds Offer, the Trustee may withhold the notice if and so long as a trust committee of Responsible Officers of the Trustee in good faith determines that withholding the notice is in the interest of the Holders.
SECTION 7.06. Reports by Trustee to Holders.
          Within 60 days after each July 1, beginning with July 1, 2010, the Trustee shall, to the extent that any of the events described in Trust Indenture Act § 313(a) occurred within the previous twelve months, but not otherwise, mail to each Holder a brief report dated as of such date that complies with Trust Indenture Act § 313(a). The Trustee also shall comply with Trust Indenture Act §§ 313(b), 313(c) and 313(d).
          A copy of each report at the time of its mailing to Holders shall be mailed by the Trustee to the Co-Issuers and filed by the Trustee with the SEC and each securities exchange, if any, on which the Notes are listed.
          The Co-Issuers shall notify the Trustee if the Notes become listed on any securities exchange or of any delisting thereof and the Trustee shall comply with Trust Indenture Act § 313(d).
SECTION 7.07. Compensation and Indemnity.
          The Co-Issuers shall pay to the Trustee from time to time such reasonable compensation as the Co-Issuers and the Trustee shall from time to time agree in writing for its services rendered by it hereunder and under the Security Documents. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Co-Issuers shall reimburse the Trustee promptly upon request for all reasonable disbursements, expenses and advances (including reasonable fees and expenses of counsel) incurred or made by it in addition to the compensation for its services, except any such disbursements, expenses and advances as may be attributable to the Trustee’s negligence, bad faith or willful misconduct. Such expenses shall include the reasonable fees and expenses of the Trustee’s agents and counsel.
          The Co-Issuers shall indemnify the Trustee or any predecessor Trustee and its officers, directors, employees and agents for, and hold them harmless against, any and all loss, damage, claims, liability or reasonable expenses, including taxes (other than taxes based upon, measured by or determined by the income of such Person), liability or expense incurred by them except for such actions to the extent caused by any negligence or willful misconduct on their part, arising out of or in connection with the acceptance or administration of this trust or the Security Documents including the reasonable costs and expenses of defending themselves against or investigating any claim or liability in connection with the exercise or performance of any of the Trustee’s rights, powers or duties hereunder. The Trustee shall notify the Co-Issuers promptly of any claim asserted against the Trustee or any of its agents for which it may seek indemnity. The Co-Issuers shall defend the claim and the Trustee shall cooperate in the defense. The Trustee and its agents subject to the claim may have separate counsel and the Co-Issuers shall pay the reasonable fees and expenses of such counsel; provided, however, that the Co-Issuers shall not be required to pay such fees and expenses if there is no conflict of interest between the Co-Issuers and the Trustee and its agents subject to the claim in connection with such defense as reasonably determined by the Trustee. The Co-Issuers need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld. The Co-Issuers need not reimburse any expense or indemnify against any loss or liability to the extent incurred by the Trustee through the Trustee’s negligence, willful misconduct or breach of its duties under this Indenture or the Security Documents, which breach constitutes negligence.
          To secure the Co-Issuers’ payment obligations in this Section 7.07, the Trustee shall have a Lien prior to the Notes against all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal and interest (including Additional Interest, if any) on particular Notes.
          When the Trustee incurs expenses or renders services after a Default specified in Section 6.01(10) or (11) occurs, such expenses and the compensation for such services shall be paid to the extent allowed under any Bankruptcy Law.
          Notwithstanding any other provision in this Indenture, the foregoing provisions of this Section 7.07 shall survive the satisfaction and discharge of this Indenture or the appointment of a successor Trustee.
SECTION 7.08. Replacement of Trustee.
          The Trustee may resign at any time upon 30 days’ written notice to the Co-Issuers in writing. The Holders of a majority in principal amount of the outstanding Notes may remove the Trustee upon 30 days written notice to the Co-Issuers and the Trustee and may appoint a successor Trustee (which Trustee shall be reasonably acceptable to the Co-Issuers). The Co-Issuers may remove the Trustee if:
     (1) the Trustee fails to comply with Section 7.10;
     (2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;
     (3) a receiver or other public officer takes charge of the Trustee or its property; or
     (4) the Trustee becomes incapable of acting as Trustee hereunder.
          If the Trustee resigns or is removed or if a vacancy exists in the office of the Trustee for any reason, the Co-Issuers shall notify each Holder of such event and shall promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Co-Issuers.

          A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Co-Issuers. Immediately after that, the retiring Trustee shall transfer, after payment of all sums then owing to the Trustee pursuant to Section 7.07, all property held by it as Trustee hereunder and under the Security Documents to the successor Trustee, subject to the Lien provided in Section 7.07, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. A successor Trustee shall mail notice of its succession to each Holder.
          Any resignation or removal of the Trustee pursuant to this Indenture shall be deemed to be a resignation or removal of the Trustee under the Security Documents and any appointment of a successor Trustee pursuant to this Indenture shall be deemed to be an appointment of such person as a successor to the Trustee under the Security Documents and such successor shall assume all of the obligations of the Trustee under the Security Documents.
          If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Co-Issuers or the Holders of at least 10% in principal amount of the outstanding Notes may petition, at the expense of the Co-Issuers, any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Co-Issuers.
          If the Trustee fails to comply with Section 7.10, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.
          Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Co-Issuers’ obligations under Section 7.07 shall continue for the benefit of the retiring Trustee.
SECTION 7.09. Successor Trustee by Merger, Etc.
          If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another Person, the successor Person, without any further act, shall, if such resulting, surviving or transferee Person is otherwise eligible hereunder, be the successor Trustee; provided that such Person shall be otherwise qualified and eligible under this Article Seven.
SECTION 7.10. Eligibility; Disqualification.
          This Indenture shall always have a Trustee who satisfies the requirements of Trust Indenture Act §§ 310(a)(1), 310(a)(2), 310(a)(3) and 310(a)(5). Each of the Trustee and Collateral Trustee shall have a combined capital and surplus of at least $100.0 million as set forth in its most recent published annual report of condition. The Trustee shall comply with Trust Indenture Act § 310(b); provided, however, that there shall be excluded from the operation of Trust Indenture Act § 310(b)(1) any indenture or indentures under which other securities, or certificates of interest or participation in other securities, of the Co-Issuers are outstanding, if the requirements for such exclusion set forth in Trust Indenture Act § 310(b)(1) are met. The provisions of Trust Indenture Act § 310 shall apply to the Co-Issuers and any other obligor of the Notes.

SECTION 7.11. Preferential Collection of Claims Against the Co-Issuers.
          The Trustee, in its capacity as Trustee hereunder, shall comply with Trust Indenture Act § 311(a), excluding any creditor relationship listed in Trust Indenture Act § 311(b). A Trustee who has resigned or been removed shall be subject to Trust Indenture Act § 311(a) to the extent indicated. The Trustee hereby waives any right to set-off any claim that it may have against the Co-Issuers in any capacity (other than as Trustee and Paying Agent) against any of the assets of the Co-Issuers held by the Trustee.
ARTICLE EIGHT
SATISFACTION OR DISCHARGE OF INDENTURE; DEFEASANCE
SECTION 8.01. Termination of the Co-Issuers’ Obligations.
          The Co-Issuers may terminate their obligations under the Notes and this Indenture and the obligations of the Guarantors under the Note Guarantees and this Indenture and this Indenture shall be discharged and shall cease to be of further effect as to all Notes issued hereunder and then outstanding, except those obligations referred to in the penultimate paragraph of this Section 8.01, when:
     (1) either:
     (a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Co-Issuers and thereafter repaid to the Co-Issuers or discharged from the trust, have been delivered to the Trustee for cancellation; or
     (b) all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year or have been called for redemption pursuant to Section 5, Section 6 or Section 7 of the Notes and the Co-Issuers have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash or Cash Equivalents in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as shall be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium and Additional Interest, if any, and accrued interest to the date of maturity or redemption;
     (2) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit shall not result in a breach or violation of, or constitute a default under, any other instrument to which any Co-Issuer or any of its Restricted Subsidiaries is a party or by which any Co-Issuer or any of its Restricted Subsidiaries is bound;

     (3) any Co-Issuer or any Guarantor has paid or caused to be paid all sums payable by them under this Indenture; and
     (4) any Co-Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be.
In addition, the Co-Issuers must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
          In the case of clause (1)(b) of this Section 8.01, and subject to the next sentence and notwithstanding the foregoing paragraph, the Co-Issuers’ obligations in Sections 2.03, 2.05, 2.06, 2.07, 2.08, 2.12, 4.01, 4.02, 4.03 (as to legal existence of the Co-Issuers only), 7.07, 8.06 and 8.08 shall survive until the Notes are no longer outstanding pursuant to the last paragraph of Section 2.08. After the Notes are no longer outstanding, the Co-Issuers’ obligations in Sections 7.07, 8.06 and 8.08 shall survive.
          After such delivery or irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Co-Issuers’ obligations under the Notes and this Indenture except for those surviving obligations specified above.
SECTION 8.02. Option to Effect Legal Defeasance or Covenant Defeasance.
          The Co-Issuers may, at the option of their Boards of Directors evidenced by a Board Resolution set forth in an Officers’ Certificate, and at any time, elect to have either Section 8.03 or 8.04 applied to all outstanding Notes and all obligations of any Guarantor upon compliance with the conditions set forth in this Article Eight.
SECTION 8.03. Legal Defeasance.
          Upon the Co-Issuers’ exercise under Section 8.02 of the option applicable to this Section 8.03, the Co-Issuers and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.05, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Note Guarantees) on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). Such Legal Defeasance means that the Co-Issuers and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Note Guarantees), which shall thereafter be deemed to be “outstanding” only for the purposes of Section 8.06 and the other Sections of this Indenture referred to in clauses (1) and (2) below, and to have satisfied all of their other obligations under such Notes, the Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Co-Issuers, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:
     (1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to in Section 8.06;

     (2) the Co-Issuers’ obligations with respect to the Notes under Article Two and Section 4.02;
     (3) the rights, powers, trusts, duties, exemptions from liability, immunities and indemnities of the Trustee hereunder, and the Co-Issuers’ and the Guarantors’ obligations in connection therewith; and
     (4) this Article Eight.
Subject to compliance with this Article Eight, the Co-Issuers may exercise their option under this Section 8.03 notwithstanding the prior exercise of its option under Section 8.04.
SECTION 8.04. Covenant Defeasance.
          Upon the Co-Issuers’ exercise under Section 8.02 of the option applicable to this Section 8.04, (i) the Co-Issuers and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.05, be released from each of their obligations under the covenants contained in Sections 4.03 (other than with respect to the legal existence of the Co-Issuers), 4.04, 4.07, 4.09 through 4.18 (except for obligations under Section 4.17 mandated by the Trust Indenture Act), 4.21, 4.22 and Section 5.01 (except for the covenants contained in clauses (a)(1) and (a)(2) thereof) with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.05 are satisfied (hereinafter, “Covenant Defeasance”), (ii) the Co-Issuers and the Guarantors may cause the release of the Note Guarantees and of any Liens securing the Notes or the Guarantees, and (iii) the Notes shall thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Guarantees, the Co-Issuers and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply, and any release of the Note Guarantees or of Liens securing the Notes or the Note Guarantees, shall not constitute a Default or an Event of Default under Section 6.01, but, except as specified above, the remainder of this Indenture and such Notes and Guarantees shall be unaffected thereby. In addition, upon the Co-Issuers’ exercise under Section 8.02 of the option applicable to this Section 8.04, subject to the satisfaction of the conditions set forth in Section 8.04, Sections 6.01(3) through 6.01(9) shall not constitute Events of Default.
SECTION 8.05. Conditions to Legal or Covenant Defeasance.
          In order to exercise either Legal Defeasance or Covenant Defeasance under either Sections 8.03 or 8.04:
     (1) the Co-Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as shall be sufficient, without consideration of any reinvestment of interest, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of or interest and premium and Additional Interest, if any, on the outstanding Notes on the Stated Maturity or on the applicable Redemption Date, as the case may be, and the Co-Issuers must specify whether the Notes are being defeased to maturity or to a particular Redemption Date;
     (2) in the case of an election under Section 8.03, the Co-Issuers must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that (a) the Co-Issuers have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the date of this Indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;
     (3) in the case of an election under Section 8.04, the Co-Issuers must deliver to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes shall not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and shall be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;
     (4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from, or otherwise arising in connection with, the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing);
     (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which any Co-Issuer or any of its Subsidiaries is a party or by which any Co-Issuer or any of its Subsidiaries is bound;
     (6) the Co-Issuers must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Co-Issuers with the intent of preferring the Holders over the other creditors of the Co-Issuers or any of their Subsidiaries or with the intent of defeating, hindering, delaying or defrauding creditors of the Co-Issuers or any of their Subsidiaries or others; and
     (7) the Co-Issuers must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each to the effect that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
          Notwithstanding the foregoing, the opinion of counsel required by clause (2) above with respect to an election under Section 8.03 need not be delivered if all Notes not theretofore delivered to the Trustee for cancellation shall become due and payable within one year under arrangements reasonably satisfactory to the Trustee for the giving of a notice of redemption by the Trustee in the name and at the expense of the Co-Issuers.
          If the funds deposited with the trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then the obligations of the Co-Issuers and the Guarantors under this Indenture will be revived and no such defeasance will be deemed to have occurred.

SECTION 8.06.	Deposited Money and Government Securities To Be Held in Trust; Other Miscellaneous Provisions.
          Subject to Section 8.07, all cash, Cash Equivalents and non-callable Government Securities (including the proceeds thereof) deposited with the Trustee (or other qualifying Trustee, collectively for purposes of this Section 8.06, the “Trustee”) pursuant to Article Eight in respect of the outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium and Additional Interest, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.
          The Co-Issuers shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash or non-callable Government Securities deposited pursuant to Section 8.05 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.
          Notwithstanding anything in this Article Eight to the contrary, the Trustee shall deliver or pay to the Co-Issuers from time to time upon the request of the Co-Issuers any money or non-callable Government Securities held by it as provided in Section 8.04 which, in the opinion of a firm of independent public accountants or any investment bank or appraisal firm, in each case nationally recognized in the United States expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.05(1)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.
SECTION 8.07. Repayment to the Co-Issuers.
          Any money deposited with the Trustee or any Paying Agent, in trust for the payment of the principal of, premium or Additional Interest, if any, or interest on any Note and remaining unclaimed for two years after such principal, premium or Additional Interest, if any, or interest has become due and payable shall promptly be paid to the Co-Issuers on their written request or shall be discharged from such trust; and the Holder of such Note shall thereafter be permitted to look only to the Co-Issuers for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Co-Issuers as trustee thereof, shall thereupon cease.

SECTION 8.08. Reinstatement.
          If the Trustee or Paying Agent is unable to apply any United States dollars or non-callable Government Securities in accordance with this Article Eight, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Co-Issuers’ and the Guarantors’ obligations under this Indenture, the Notes, the Guarantees and the Security Documents shall be revived and reinstated as though no deposit had occurred pursuant to this Article Eight until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with this Article Eight, as the case may be; provided, however, that (a) if the Co-Issuers makes any payment of principal of, premium or Additional Interest, if any, or interest on any Note following the reinstatement of its obligations, the Co-Issuers shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent and (b) so long as no payment Default or Event of Default has occurred and is continuing, unless otherwise required by any legal proceeding or any other order or judgment of any court or governmental authority, the Trustee or Paying Agent shall return all such money and U.S. Obligations (in each case to the extent remaining in their possession) to the Co-Issuers promptly after receiving a written request therefore at any time, if such reinstatement of the Co-Issuers’ obligations has occurred and continues to be in effect other than such money as has been applied to payment on the Notes.
          The Co-Issuers shall be entitled to cure any event resulting in the reinstatement of its obligations hereunder.
ARTICLE NINE
AMENDMENTS, SUPPLEMENTS AND WAIVERS
SECTION 9.01. Without Consent of Holders.
          The Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee, as applicable, may amend, waive, supplement or otherwise modify this Indenture, the Notes, the Note Guarantees, any Security Document or any other agreement or instrument entered into in connection with this Indenture without notice to or consent of any Holder:
     (1) to cure any ambiguity, defect or inconsistency;
     (2) to provide for uncertificated Notes in addition to or in place of certificated Notes;
     (3) to provide for the assumption of a Co-Issuer’s or a Guarantor’s obligations to Holders and Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of such Co-Issuer’s or such Guarantor’s assets, as applicable;
     (4) to make any change that would provide any additional rights or benefits to the Holders or that does not materially adversely affect the legal rights under this Indenture of any such Holder;

     (5) to comply with requirements of the SEC in order to effect or maintain the qualification of this Indenture under the Trust Indenture Act;
     (6) to allow any Guarantor to execute a supplemental indenture and a Guarantee with respect to the Notes or to release a Guarantee or a security interest under the Notes or a Guarantee in accordance with the terms of this Indenture;
     (7) to provide for the issuance of Additional Notes in accordance with the terms of this Indenture;
     (8) to evidence and provide for the acceptance of appointment under this Indenture by a successor Trustee or Collateral Trustee;
     (9) to comply with the rules of any applicable securities depository;
     (10) to conform the text of this Indenture, the Note Guarantees or the Notes to any provision of the “Description of Notes” in the Offering Memorandum to the extent that such provision in the “Description of Notes” was intended by the Co-Issuers (as demonstrated by an Officers’ Certificate) to be a substantially verbatim recitation of a provision of this Indenture, the Note Guarantees or the Notes;
     (11) to add to the covenants of the Company or any Restricted Subsidiary for the benefit of the Holders or surrender any rights or powers conferred upon the Company or any Restricted Subsidiary;
     (12) to mortgage, pledge or grant a security interest in favor of the Trustee or the Collateral Trustee as additional security for the payment and performance of the obligations under this Indenture of the Co-Issuers or any Guarantor, in any property or assets, including any which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted, to the Collateral Trustee pursuant to any Security Document or otherwise;
     (13) to establish or maintain the Ship Mortgages as first priority ship mortgages on the Mortgaged Vessels, or to correct or amplify the description of any property at any time subject to the Lien of this Indenture or the Ship Mortgages, or to subject additional property to the Lien of this Indenture or the Ship Mortgages; or
     (14) to transfer or change the flag of any Mortgaged Vessel to a Permitted Flag Jurisdiction.
          Upon the request of the Co-Issuers accompanied by a Board Resolution of each of their respective Boards of Directors authorizing the execution of any such amended or supplemental Indenture, and upon receipt by the Trustee or the Collateral Trustee, as applicable, of any documents requested under Section 7.02(b), the Trustee or the Collateral Trustee, as applicable, shall join with the Co-Issuers and any Guarantors in the execution of any amended or supplemental Indenture authorized or permitted by the terms of this Indenture and make any further appropriate agreements and stipulations that may be therein contained, but the Trustee or the

Collateral Trustee, as applicable, shall not be obligated to enter into such amended or supplemental Indenture that affects its own rights, duties or immunities under this Indenture or otherwise.
SECTION 9.02. With Consent of Holders.
          (a) Subject to Sections 6.07 and 9.03, the Co-Issuers, the Guarantors, the Trustee and the Collateral Trustee, together, with the written consent of the Holder or Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), may amend or supplement this Indenture, the Notes, the Note Guarantees or any Security Document, and any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes, the Note Guarantees or the Security Documents may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).
          (b) Notwithstanding Section 9.02(a), without the consent of the Co-Issuers and each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):
     (1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;
     (2) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes including, without limitation, the Escrow Proceeds Offer provisions (it being understood that this clause (2) does not apply to Sections 4.09, 4.13 and 4.21);
     (3) reduce the rate of or change the time for payment of interest or Additional Interest on any Note;
     (4) waive a Default or Event of Default in the payment of principal of, or interest or premium, or Additional Interest, if any, on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes in accordance with the provisions of this Indenture and a waiver of the payment default that resulted from such acceleration);
     (5) make any Note payable in money other than that stated in the Notes;
     (6) make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or interest or premium or Additional Interest, if any, on the Notes, or Additional Amounts, if any;
     (7) waive a redemption payment with respect to any Note (it being understood that this clause (7) does not apply to a payment required by Section 4.09, 4.13 or 4.21);
     (8) release any Guarantor from any of its obligations under its Guarantee or this Indenture, except in accordance with the terms of this Indenture;

     (9) in the event that the obligation to make a Change of Control Offer or an Asset Sale Offer has arisen, amend, change or modify in any material respect the obligation of the Company to make and consummate such Change of Control Offer or such Asset Sale Offer, as the case may be;
     (10) expressly subordinate in right of payment the Notes or the Note Guarantees to any other Indebtedness of the Co-Issuers or any Guarantor; or
     (11) make any change to this Section 9.02.
          (c) Notwithstanding Section 9.02(a), without the consent of Holders of 66 2/3% of the outstanding Notes affected, an amendment, supplement or waiver may not:
     (1) amend, change or modify in any material respect the obligation of the Co-Issuers to make and consummate a Collateral Sale Offer or an Event of Loss Offer, as the case may be, or modify the provisions or definitions with respect thereto; or
     (2) release the Lien of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders in any Collateral (other than by operation of the terms of this Indenture and the Security Documents).
          (d) It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment, supplement or waiver but it shall be sufficient if such consent approves the substance thereof.
          (e) A consent to any amendment, supplement or waiver under this Indenture by any Holder given in connection with an exchange (in the case of an exchange offer) or a tender (in the case of a tender offer) of such Holder’s Notes shall not be rendered invalid by such tender or exchange.
          (f) After an amendment, supplement or waiver under this Section 9.02 becomes effective, the Co-Issuers shall mail to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver. Any failure of the Co-Issuers to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.
SECTION 9.03. Compliance with the Trust Indenture Act.
          From the date on which this Indenture is qualified under the Trust Indenture Act, every amendment, waiver or supplement of this Indenture, the Notes or the Note Guarantees shall be set forth in a document that complies with the Trust Indenture Act as then in effect.
SECTION 9.04. Revocation and Effect of Consents.
          Until an amendment, waiver or supplement becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to his Note or portion of his Note by notice to the Trustee or the Co-Issuers received before the date on which the Trustee receives an Officers’ Certificate certifying that the Holders of the requisite principal amount of Notes have consented (and not theretofore revoked such consent) to the amendment, supplement or waiver.
          The Co-Issuers may, but shall not be obligated to, fix a record date for the purpose of determining the Holders entitled to consent to any amendment, supplement or waiver, which record date shall be prior to the first solicitation of such consent. If a record date is fixed, then notwithstanding the last sentence of the immediately preceding paragraph, those Persons who were Holders at such record date (or their duly designated proxies), and only those Persons, shall be entitled to revoke any consent previously given, whether or not such Persons continue to be Holders after such record date. No such consent shall be valid or effective for more than 90 days after such record date. The Co-Issuers shall inform the Trustee in writing of the fixed record date if applicable.
          After an amendment, supplement or waiver becomes effective, it shall bind every Holder, unless it makes a change described in any of clauses (1) through (11) of Section 9.02(b), in which case, the amendment, supplement or waiver shall bind only each Holder who has consented to it and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note; provided that the Co-Issuers and the Trustee are able to identify the particular Note which has so consented; provided, further, that any such waiver shall not impair or affect the right of any Holder to receive payment of principal of, and interest, Additional Interest (if any) and premium on, a Note, on or after the respective due dates therefor, or to bring suit for the enforcement of any such payment on or after such respective dates without the consent of such Holder.
SECTION 9.05. Notation on or Exchange of Notes.
          If an amendment, supplement or waiver changes the terms of a Note, the Co-Issuers may require the Holder to deliver it to the Trustee. The Co-Issuers shall provide the Trustee with an appropriate notation on the Note about the changed terms and cause the Trustee to return it to the Holder at the Co-Issuers’ expense. Alternatively, if the Co-Issuers or the Trustee so determine, the Co-Issuers in exchange for the Note shall issue, and the Trustee shall authenticate, a new Note that reflects the changed terms. Failure to make the appropriate notation or issue a new Note shall not affect the validity and effect of such amendment, supplement or waiver.
SECTION 9.06. Trustee and Collateral Trustee To Sign Amendments, Etc.
          The Trustee or the Collateral Trustee, as the case may be, shall execute any amendment, supplement or waiver authorized pursuant to this Article Nine; provided that the Trustee or the Collateral Trustee, as the case may be, may, but shall not be obligated to, execute any such amendment, supplement or waiver which affects the Trustee’s or the Collateral Trustee’s own rights, duties or immunities under this Indenture. The Trustee and the Collateral Trustee shall each be entitled to receive, and, subject to Section 7.01, shall be fully protected in conclusively relying upon, an Opinion of Counsel and an Officers’ Certificate, each stating that the execution of any amendment, supplement or waiver authorized pursuant to this Article Nine is authorized or permitted by this Indenture. Such Opinion of Counsel shall be at the expense of the Co-Issuers.
          Upon the execution of any amended or supplemental indenture pursuant to and in accordance with this Article Nine, this Indenture shall be modified in accordance therewith, and such amended or supplemental Indenture shall form a part of this Indenture for all purposes; and every Holder of Notes theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.
ARTICLE TEN
NOTE GUARANTEE
SECTION 10.01. Unconditional Guarantee.
          Subject to the provisions of this Article Ten, each of the Guarantors hereby, jointly and severally, unconditionally and irrevocably guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes, the Security Documents or the obligations of the Co-Issuers to the Holders or the Trustee hereunder or thereunder: (a) (x) the due and punctual payment of the principal of, premium, if any, and interest and Additional Interest, if any, on the Notes when and as the same shall become due and payable, whether at maturity, upon redemption or repurchase, by acceleration or otherwise, (y) the due and punctual payment of interest on the overdue principal and (to the extent permitted by law) interest and Additional Interest, if any, on the Notes and (z) the due and punctual payment and performance of all other obligations of the Co-Issuers, in each case, to the Holders or the Trustee hereunder or thereunder (including amounts due the Trustee under Section 7.07), all in accordance with the terms hereof and thereof (collectively, the “Guarantee Obligations”); and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the due and punctual payment and performance of the Guarantee Obligations in accordance with the terms of the extension or renewal, whether at maturity, upon redemption or repurchase, by acceleration or otherwise. Failing payment when due of any amount so guaranteed, or failing performance of any other obligation of the Co-Issuers to the Holders under this Indenture, under the Notes or under any Security Document, for whatever reason, each Guarantor shall be obligated to pay, or to perform or cause the performance of, the same immediately. An Event of Default under this Indenture, the Notes or the Security Documents shall constitute an Event of Default under the Note Guarantees, and shall entitle the Holders to accelerate the obligations of the Guarantors thereunder in the same manner and to the same extent as the obligations of the Co-Issuers.
          Each of the Guarantors hereby agrees that (to the extent permitted by law) its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes, this Indenture or the Security Documents, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, any release of any other Guarantor, the recovery of any judgment against the Co-Issuers, any action to enforce the same, whether or not a Note Guarantee is affixed to any particular Note, or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor (other than payment). To the fullest extent permitted by law and subject to Section 6.06, each of the Guarantors hereby waives the benefit of diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Co-Issuers, any right to require a proceeding first against the Co-Issuers, protest, notice and all demands whatsoever and covenants that its Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes, this Indenture, this Note Guarantee and the Security Documents. This Note Guarantee is a guarantee of payment and not of collection. If any Holder or the Trustee is required by any court or otherwise to return to any Co-Issuer or to any Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to such Co-Issuer or such Guarantor, any amount paid by such Co-Issuer or such Guarantor to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect. Each Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (a) subject to this Article Ten, the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (b) in the event of any acceleration of such obligations as provided in Article Six, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee.
SECTION 10.02. Limitation on Guarantor Liability.
          Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, foreign, provincial or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree (to the extent required by such laws) that the obligations of such Guarantor under its Note Guarantee and this Article Ten shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including any guarantee under the Credit Agreement) that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article Ten, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance. Each Guarantor that makes a payment for distribution under its Note Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on the adjusted net assets of each Guarantor.
          Each Guarantor that is incorporated, organized or formed, as the case may be, in Belgium (a “Belgian Guarantor”), and by its acceptance hereof, each Holder hereby confirms that notwithstanding any other provision of this Indenture, or any related agreements or certificates, the maximum aggregate liability hereunder of any such Belgian Guarantor will be limited so that the aggregate of such Belgian Guarantor’s liability hereunder plus all other liabilities (including conditional guarantees) of such Belgian Guarantor will not exceed its financial capacity or otherwise result in insolvency of such Belgian Guarantor nor exceed any other limitation imposed by Belgian law.

SECTION 10.03. Execution and Delivery of Guarantee.
          To further evidence its Guarantee set forth in Section 10.01, each Guarantor hereby agrees that a notation of such Guarantee, substantially in the form of Exhibit E hereto (each, a “Notation of Guarantee”), shall be endorsed on each Note authenticated and delivered by the Trustee. Such Notation of Guarantee shall be executed on behalf of each Guarantor by either manual or facsimile signature of one Officer or other person duly authorized by all necessary corporate action of such Guarantor who shall have been duly authorized to so execute by all requisite corporate action. The validity and enforceability of any Notation of Guarantee shall not be affected by the fact that it is not affixed to any particular Note.
          Each of the Guarantors hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a Notation of Guarantee.
          If an Officer of a Guarantor whose signature is on this Indenture or a Notation of Guarantee no longer holds that office at the time the Trustee authenticates the Note on which such Notation of Guarantee is endorsed or at any time thereafter, such Guarantor’s Notation of Guarantee of such Note shall nevertheless be valid.
          The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of any Note Guarantee set forth in this Indenture on behalf of each Guarantor.
SECTION 10.04. Release of a Guarantor.
          Notwithstanding Section 4.16(a), a Guarantor shall be automatically and unconditionally released from its obligations under its Note Guarantee and its obligations under this Indenture and the Registration Rights Agreement in accordance with Section 4.16(b) or as otherwise expressly permitted by this Indenture.
          The Trustee shall execute an appropriate instrument prepared by the Co-Issuers evidencing the release of a Guarantor from its obligations under its Note Guarantee upon receipt of a request by the Co-Issuers or such Guarantor accompanied by an Officers’ Certificate and, if requested by the Trustee, an Opinion of Counsel certifying as to the compliance with this Section 10.04; provided, however, that the legal counsel delivering such Opinion of Counsel may rely as to matters of fact on one or more Officers’ Certificates of the Co-Issuers.
          Except as set forth in Articles Four and Five and this Section 10.04, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of a Guarantor with or into a Co-Issuer or another Guarantor or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to a Co-Issuer or another Guarantor.
SECTION 10.05. Waiver of Subrogation.
          Until this Indenture is discharged and all of the Notes are discharged and paid in full, each Guarantor hereby irrevocably waives and agrees not to exercise any claim or other rights which it may now or hereafter acquire against the Co-Issuers that arise from the existence, payment, performance or enforcement of the Co-Issuers’ obligations under the Notes or this Indenture and such Guarantor’s obligations under this Note Guarantee and this Indenture, in any such instance including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, and any right to participate in any claim or remedy of the Holders against the Co-Issuers, whether or not such claim, remedy or right arises in equity, or under contract, statute or common law, including, without limitation, the right to take or receive from the Co-Issuers, directly or indirectly, in cash or other assets or by set-off or in any other manner, payment or security on account of such claim or other rights. If any amount shall be paid to any Guarantor in violation of the preceding sentence and any amounts owing to the Trustee or the Holders under the Notes, this Indenture, or any other document or instrument delivered under or in connection with such agreements or instruments, shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Trustee or the Holders and shall forthwith be paid to the Trustee for the benefit of itself or such Holders to be credited and applied to the obligations in favor of the Trustee or the Holders, as the case may be, whether matured or unmatured, in accordance with the terms of this Indenture. Each Guarantor acknowledges that it shall receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section 10.05 is knowingly made in contemplation of such benefits.
SECTION 10.06. Immediate Payment.
          Each Guarantor agrees to make immediate payment to the Trustee on behalf of the Holders of all Guarantee Obligations owing or payable to the respective Holders upon receipt of a demand for payment therefor by the Trustee to such Guarantor in writing.
SECTION 10.07. No Set-Off.
          Each payment to be made by a Guarantor hereunder in respect of the Guarantee Obligations shall be payable in the currency or currencies in which such Guarantee Obligations are denominated, and, to the fullest extent permitted by law, shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.
SECTION 10.08. Guarantee Obligations Absolute.
          The obligations of each Guarantor hereunder are and shall be absolute and unconditional and any monies or amounts expressed to be owing or payable by each Guarantor hereunder which may not be recoverable from such Guarantor on the basis of a Note Guarantee shall be recoverable from such Guarantor as a primary obligor and principal debtor in respect thereof.
SECTION 10.09. Note Guarantee Obligations Continuing.
          The obligations of each Guarantor hereunder shall be continuing and shall remain in full force and effect until all such obligations have been paid and satisfied in full. Each Guarantor agrees with the Trustee that it shall, upon request by the Trustee, deliver to the Trustee suitable acknowledgments of this continued liability hereunder and under any other instrument or instruments relating to this Indenture in such form as counsel to the Trustee may reasonably advise.

SECTION 10.10. Note Guarantee Obligations Not Reduced.
          The obligations of each Guarantor hereunder shall not be satisfied, reduced or discharged solely by the payment of such principal, premium, if any, interest, fees and other monies or amounts as may at any time prior to discharge of this Indenture pursuant to Article Eight be or become owing or payable under or by virtue of or otherwise in connection with the Notes or this Indenture.
SECTION 10.11. Note Guarantee Obligations Reinstated.
          The obligations of each Guarantor hereunder shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment which would otherwise have reduced the obligations of any Guarantor hereunder (whether such payment shall have been made by or on behalf of the Co-Issuers or by or on behalf of a Guarantor) is rescinded or reclaimed from any of the Holders upon the insolvency, bankruptcy, liquidation or reorganization of the Co-Issuers or any Guarantor or otherwise, all as though such payment had not been made. If demand for, or acceleration of the time for, payment by the Co-Issuers or any other Guarantor is stayed upon the insolvency, bankruptcy, liquidation or reorganization of the Co-Issuers or such Guarantor, all such Indebtedness otherwise subject to demand for payment or acceleration shall nonetheless be payable by each Guarantor as provided herein.
SECTION 10.12. Note Guarantee Obligations Not Affected.
          To the fullest extent permitted by law, the obligations of each Guarantor hereunder shall, subject to Section 10.04, not be affected, impaired or diminished in any way by any act, omission, matter or thing whatsoever, occurring before, upon or after any demand for payment hereunder (and whether or not known or consented to by any Guarantor or any of the Holders) which, but for this provision, might constitute a whole or partial defense to a claim against any Guarantor hereunder or might operate to release or otherwise exonerate any Guarantor from any of its obligations hereunder or otherwise affect such obligations, whether occasioned by default of any of the Holders or otherwise, including, without limitation:
     (a) any limitation of status or power, disability, incapacity or other circumstance relating to the Co-Issuers or any other Person, including any insolvency, bankruptcy, liquidation, reorganization, readjustment, composition, dissolution, winding-up or other proceeding involving or affecting the Co-Issuers or any other Person;
     (b) any irregularity, defect, unenforceability or invalidity in respect of any indebtedness or other obligation of the Co-Issuers or any other Person under this Indenture, the Notes or any other document or instrument;
     (c) any failure of the Co-Issuers or any other Guarantor, whether or not without fault on its part, to perform or comply with any of the provisions of this Indenture, the Notes or any Note Guarantee, or to give notice thereof to a Guarantor;
     (d) the taking or enforcing or exercising or the refusal or neglect to take or enforce or exercise any right or remedy from or against the Co-Issuers or any other Person or their respective assets or the release or discharge of any such right or remedy;

     (e) the granting of time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to the Co-Issuers or any other Person;
     (f) any change in the time, manner or place of payment of, or in any other term of, any of the Notes, or any other amendment, variation, supplement, replacement or waiver of, or any consent to departure from, any of the Notes or this Indenture, including, without limitation, any increase or decrease in the principal amount of or premium, if any, or interest or Additional Interest on any of the Notes;
     (g) any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of the Co-Issuers or a Guarantor;
     (h) any merger or amalgamation of the Co-Issuers or a Guarantor with any Person or Persons;
     (i) the occurrence of any change in the laws, rules, regulations or ordinances of any jurisdiction by any present or future action of any governmental authority or court amending, varying, reducing or otherwise affecting, or purporting to amend, vary, reduce or otherwise affect, any of the Guarantee Obligations or the obligations of a Guarantor under its Note Guarantee; and
     (j) any other circumstance, including release of a Guarantor pursuant to Section 10.04 (other than by complete, irrevocable payment) that might otherwise constitute a legal or equitable discharge or defense of the Co-Issuers under this Indenture or the Notes or of a Guarantor in respect of its Note Guarantee hereunder.
SECTION 10.13. Waiver.
          Without in any way limiting the provisions of Section 10.01, each Guarantor hereby waives notice of acceptance hereof, notice of any liability of any Guarantor hereunder, notice or proof of reliance by the Holders upon the obligations of any Guarantor hereunder, and diligence, presentment, demand for payment on the Co-Issuers, protest, notice of dishonor or non-payment of any of the Guarantee Obligations, or other notice or formalities to the Co-Issuers or any Guarantor of any kind whatsoever.
SECTION 10.14. No Obligation To Take Action Against the Co-Issuers.
          None of the Trustee, the Collateral Trustee or any other Person shall have any obligation to enforce or exhaust any rights or remedies against the Co-Issuers or any other Person or any property of the Co-Issuers or any other Person before the Trustee is entitled to demand payment and performance by any or all Guarantors of their liabilities and obligations under their Note Guarantees or under this Indenture.
SECTION 10.15. Dealing with the Co-Issuers and Others.
          The Holders, without releasing, discharging, limiting or otherwise affecting in whole or in part the obligations and liabilities of any Guarantor hereunder and without the consent of or notice to any Guarantor, may

     (a) grant time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to the Co-Issuers or any other Person;
     (b) take or abstain from taking security or collateral from the Co-Issuers or from perfecting security or collateral of the Co-Issuers;
     (c) release, discharge, compromise, realize, enforce or otherwise deal with or do any act or thing in respect of (with or without consideration) any and all collateral, mortgages or other security given by the Co-Issuers or any third party with respect to the obligations or matters contemplated by this Indenture or the Notes;
     (d) accept compromises or arrangements from the Co-Issuers;
     (e) apply all monies at any time received from the Co-Issuers or from any security upon such part of the Guarantee Obligations as the Holders may see fit or change any such application in whole or in part from time to time as the Holders may see fit; and
     (f) otherwise deal with, or waive or modify their right to deal with, the Co-Issuers and all other Persons and any security as the Holders or the Trustee may see fit.
SECTION 10.16. Default and Enforcement.
          If any Guarantor fails to pay in accordance with Section 10.06 hereof, the Trustee may proceed in its name as trustee hereunder in the enforcement of the Note Guarantee of any such Guarantor and such Guarantor’s obligations thereunder and hereunder by any remedy provided by law, whether by legal proceedings or otherwise, and to recover from such Guarantor the obligations.
SECTION 10.17. Acknowledgment.
          Each Guarantor hereby acknowledges communication of the terms of this Indenture, the Notes and the Note Guarantees consents to and approves of the same.
SECTION 10.18. Costs and Expenses.
          Each Guarantor shall pay on demand by the Trustee any and all reasonable costs, fees and expenses (including, without limitation, reasonable legal fees on a solicitor and client basis) incurred by the Trustee, its agents, advisors and counsel or any of the Holders in enforcing any of their rights under any Note Guarantee.
SECTION 10.19. No Merger or Waiver; Cumulative Remedies.
          No failure to exercise and no delay in exercising, on the part of the Trustee or the Holders, any right, remedy, power or privilege hereunder or under this Indenture or the Notes, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or under this Indenture or the Notes preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges in the Note Guarantee and under this Indenture, the Notes and any other document or instrument between a Guarantor and/or the Co-Issuers and the Trustee are cumulative and not exclusive of any rights, remedies, powers and privilege provided by law.
SECTION 10.20. Survival of Note Guarantee Obligations.
          Without prejudice to the survival of any of the other obligations of each Guarantor hereunder, the obligations of each Guarantor under Section 10.01 shall survive the payment in full of the Guarantee Obligations and shall be enforceable against such Guarantor, to the fullest extent permitted by law, without regard to and without giving effect to any defense, right of offset or counterclaim available to or which may be asserted by any Co-Issuer or any Guarantor.
SECTION 10.21. Note Guarantee in Addition to Other Guarantee Obligations.
          The obligations of each Guarantor under its Note Guarantee and this Indenture are in addition to and not in substitution for any other obligations to the Trustee or to any of the Holders in relation to this Indenture or the Notes and any guarantees or security at any time held by or for the benefit of any of them.
SECTION 10.22. Severability.
          Any provision of this Article Ten which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction unless its removal would substantially defeat the basic intent, spirit and purpose of this Indenture and this Article Ten.
SECTION 10.23. Successors and Assigns.
          Subject to the provisions herein relating to the release of Note Guarantees, each Note Guarantee shall be binding upon and inure to the benefit of each Guarantor and the Trustee and the other Holders and their respective successors and permitted assigns, except that no Guarantor may assign any of its obligations hereunder or thereunder.
ARTICLE ELEVEN
SECURITY DOCUMENTS
SECTION 11.01. Collateral and Security Documents.
          (a) In order to secure the due and punctual payment of the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Co-Issuers and the Guarantors under the Indenture, the Notes and the Guarantees when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes, the Guarantees and the Indenture, each Co-Issuer and each of the Mortgaged Vessel Guarantors have granted security interests in and Liens on the Collateral owned by it to the Collateral Trustee on behalf of the Trustee for the benefit of the Holders pursuant to the Indenture and the Security Documents.

          (b) Each Holder, by accepting a Note, consents and agrees to all of the terms, conditions and provisions of the Security Documents (including without limitation, provisions providing for release of Collateral) and this Indenture, as the same may be amended from time to time pursuant to the provisions of the Security Documents and this Indenture and directs the Collateral trustee to sign these documents.
          (c) Each Co-Issuer and each Guarantor shall comply with the requirements of Section 5(k) of that certain Purchase Agreement dated October 22, 2009 among the Co-Issuers and Banc of America Securities LLC, as representative of the several Initial Purchasers.
SECTION 11.02. Recording, Etc.
          (a) The Co-Issuers and the Mortgaged Vessel Guarantors shall take or cause to be taken all action necessary or required to perfect, maintain, preserve and protect the Security Interests in the Collateral granted by the Security Documents, including, but not limited to, causing all financing statements, Ship Mortgages and other instruments of further assurance, including, without limitation, continuation statements covering security interests in personal property to be promptly recorded, registered and filed, and at all times to be kept recorded, registered and filed, and shall execute and file such financing statements and cause to be issued and filed such continuation statements, all in such manner and in such places as may be required by law fully to preserve and protect the rights of the Holders, the Trustee and the Collateral Trustee under this Indenture and the Security Documents to all property comprising the Collateral.
          The Co-Issuers and the Mortgaged Vessel Guarantors shall from time to time promptly pay and discharge all mortgage and financing and continuation statement recording and/or filing fees, charges and taxes relating to this Indenture and the Security Documents, any amendments thereto and any other instruments of further assurance.
     (b) The Co-Issuers shall furnish to the Trustee and Collateral Trustee:
     (i) at the time of execution and delivery of this Indenture, Opinion(s) of Counsel to the effect that, in the opinion of such counsel, this Indenture and the grant of a Security Interest in the Collateral intended to be made by each Security Document and all other instruments of further assurance or assignment have been properly recorded and filed to the extent necessary to perfect the Security Interests created by each such Security Document and reciting the details of such action; and
     (ii) within 30 days after July 1 in each year, beginning with July 1, 2010, an Opinion(s) of Counsel, dated as of such date, either (a) to the effect that in the opinion of such counsel, such action has been taken with respect to the recordings, filings, re-recordings, and refilings of all financing statements, continuation statements or other instruments of further assurance as is necessary to maintain the Security Interests of each of the Security Documents and reciting with respect to such Security Interests the details of such action or (b) to the effect that, in the opinion of such counsel, no such action is necessary to maintain such Security Interests.

SECTION 11.03. Disposition of Collateral Without Release.
          (a) Notwithstanding the provisions of Section 11.04, so long as no Event of Default shall have occurred and be continuing, a Co-Issuer or any Mortgaged Vessel Guarantor may, without any release or consent by the Trustee or the Collateral Trustee:
     (i) sell or otherwise dispose of any machinery, equipment, furniture, tools, materials or supplies or other similar property subject to the Lien of the Security Documents, which may have become worn out or obsolete;
     (ii) grant rights-of-way and easements over or in respect of any real property; provided, however, that such grant will not, in the reasonable opinion of the Board of Directors of the Co-Issuers or the relevant Mortgaged Vessel Guarantor, as the case may be, materially impair the usefulness of such property in the conduct of the Co-Issuers’ business and will not be materially prejudicial to the interests of the Holders;
     (iii) abandon, terminate, cancel, release or make alterations in or substitutions of any leases, contracts or rights-of-way subject to the Lien of any of the Security Documents or surrender or modify any franchise, license or permit subject to the Lien of any of the Security Documents which it may own or under which it may be operating;
     (iv) alter, repair, replace, change the location or position of and add to its plants, structures, machinery, systems, equipment, fixtures and appurtenances;
     (v) demolish, dismantle, tear down or scrap any Collateral (other than the Mortgaged Vessels), or abandon any thereof (other than the Mortgaged Vessels), if in the good faith opinion of the Co-Issuers or the relevant Mortgaged Vessel Guarantor, as the case may be, such demolition, dismantling, tearing down, scrapping or abandonment is in the interests of the Co-Issuers or the relevant Mortgaged Vessel Guarantor, as the case may be, and the Fair Market Value and utility of the Collateral as an entirety will not thereby be impaired in any material respect; or
     (vi) apply insurance proceeds received under such circumstances other than an Event of Loss to the repair of the Mortgaged Vessel to which such insurance proceeds related.
          (b) In the event that the Co-Issuers or any Mortgaged Vessel Guarantor has sold, exchanged or otherwise disposed of or proposes to sell, exchange or otherwise dispose of any portion of the Collateral which under the provisions of this Section 11.03 may be sold, exchanged or otherwise disposed of by the Co-Issuers or such Mortgaged Vessel Guarantor without any release or consent of the Trustee or the Collateral Trustee, and the Co-Issuers or such Mortgaged Vessel Guarantor, as the case may be, requests the Collateral Trustee to furnish a written disclaimer, release or quitclaim of any interest in such property under any of the Security Documents, the Collateral Trustee shall, at the cost and expense of the Co-Issuers and the Mortgaged Vessel Guarantors, promptly execute such an instrument upon delivery to the Trustee and the Collateral Trustee of (i) an Officers’ Certificate by the Co-Issuers or such Mortgaged Vessel Guarantor, as the case may be, reciting the sale, exchange or other disposition made or proposed to be made and describing in reasonable detail the property affected thereby, and stating that such property is property which by the provisions of this Section 11.03 may be sold, exchanged or otherwise disposed of or dealt with by the Co-Issuers or such Mortgaged Vessel Guarantor, as the case may be, without any release or consent of the Trustee or the Collateral Trustee and (ii) an Opinion of Counsel stating that the sale, exchange or other disposition made or proposed to be made was duly taken by the Co-Issuers or such Mortgaged Vessel Guarantor, as the case may be, in conformity with a designated subsection of Section 11.03(a) and that the execution of such written disclaimer, release or quitclaim is appropriate under this Section 11.03.
          Any disposition of Collateral made in strict compliance with the provisions of this Section 11.03 shall be deemed not to impair the Security Interests in contravention of the provisions of this Indenture.
          Any such disclaimer, release or quitclaim shall be without recourse to, or any representation or warranty by, the Trustee or the Collateral Trustee.
SECTION 11.04. Release of Collateral.
          (a) The Co-Issuers and each Mortgaged Vessel Guarantor shall have the right to sell, exchange or otherwise dispose of any of the Collateral owned by it (other than Trust Monies, which are subject to release from the Lien of this Indenture and the Security Documents as set forth in Section 12.02) (a “Release Transaction”), upon compliance with the requirements and conditions of this Section 11.04(a), and the Collateral Trustee shall, upon the direction of the Trustee, release the same from the Lien of this Indenture or the Security Documents, as the case may be, upon receipt by the Trustee and the Collateral Trustee of a notice requesting such release (a “Release Notice”) and describing the property to be so released, together with delivery of the following:
     (i) if the property to be released has a Fair Market Value equal to or greater than $10.0 million, a resolution of the Board of Directors of the relevant Co-Issuer or the relevant Mortgaged Vessel Guarantor, as the case may be, requesting such release and authorizing an application to the Collateral Trustee therefor;
     (ii) an Officers’ Certificate of the relevant Co-Issuer or the relevant Mortgaged Vessel Guarantor (i.e. the relevant owner or owners of the Collateral in question), as the case may be, dated not more than five days prior to the date of the application for such release, in each case stating in substance the following:
     (1) that either: (A) the Collateral to be released is not Net Proceeds from an Asset Sale and is not being replaced by comparable property, has a book value of less than $1.0 million, and is not necessary for the efficient operation of the Co-Issuers’ and the Restricted Subsidiaries’ remaining property or in the conduct of the business of the Co-Issuers and the Restricted Subsidiaries as conducted immediately prior thereto; or (B) the Collateral to be released is being released in connection with an Asset Sale or an Event of Loss involving such Collateral and the Net Proceeds from such Asset Sale or the Loss Redemption Amount with respect to such Event of Loss, as the case may be, are being or will be delivered to the Collateral Trustee to be held as Trust Monies and to be applied in accordance with the terms of this Indenture including, without limitation, Section 12.02 hereof; or (C) the Collateral to be released is Trust Monies representing (w) the Net Proceeds from an Asset Sale involving Collateral which are to be applied to the purchase of one or more Qualified Vessels (which may include a Qualified Vessel owned by a Subsidiary (including a Subsidiary Guarantor) that is not a Mortgaged Vessel Guarantor and Permitted Repairs thereon as provided under Section 4.13(II) or (x) a portion of the Loss Redemption Amount with respect to an Event of Loss which is to be applied to the purchase of one or more Qualified Vessels (which may include a Qualified Vessel owned by a Subsidiary (including a Subsidiary Guarantor) that is not a Mortgaged Vessel Guarantor) and Permitted Repairs thereon as set forth in Section 4.21 or (y) the net proceeds from the issuance of Additional Notes which are to be applied to the purchase of one or more Qualified Vessels (which may include a Qualified Vessel owned by a Subsidiary (including a Subsidiary Guarantor) that is not a Mortgaged Vessel Guarantor) and Permitted Repairs thereon as permitted by this Indenture or (D) the Collateral to be released constitutes Trust Monies that are being applied to the purchase of one or more Qualified Vessels and to make Permitted Repairs thereon in accordance with Section 11.09 or (E) the Collateral to be released is being released either (x) in connection with an Asset Sale for Qualified Collateral or (y) otherwise upon the receipt of Qualified Collateral (including without limitation in connection with any refinancing transaction) having a Fair Market Value at least equal to the Collateral to be released, which Qualified Collateral, in either case, is to be pledged to secure the Notes in accordance with Section 11.09.
     (2) that no Default has occurred and is continuing;
     (3) the Fair Market Value, in the opinion of the signers, of the property (other than Trust Monies) to be released at the date of such application for release, provided that it shall not be necessary under this clause (3) to state the Fair Market Value of any property whose Fair Market Value is certified in a certificate of an Independent Appraiser under clause (iii) below; and
     (4) that all conditions precedent in this Indenture and the Security Documents relating to the release of the Collateral in question have been complied with; and
     (iii) If the property to be released is one or more Vessels the certificate of an Independent Appraiser which reflects the Appraised Value of such Vessel or Vessels; and
     (iv) One or more Opinions of Counsel which, when considered collectively, shall be substantially to the effect that all conditions precedent provided in this Indenture and the Security Documents relating to the release of the Collateral have been complied with.
          (b) In connection with any release, the Co-Issuers and the Mortgaged Vessel Guarantors shall (i) execute, deliver and record or file and obtain such instruments as the Collateral Trustee may reasonably require, including, without limitation, amendments to the Security

Documents and (ii) deliver to the Trustee and the Collateral Trustee such evidence of the satisfaction of the applicable provisions of this Indenture and the Security Documents as the Collateral Trustee may reasonably require.
          (c) Notwithstanding any provision of this Section 11.04 to the contrary, the Co-Issuers may obtain a release of (i) Net Proceeds from an Asset Sale involving Collateral that are required to purchase Notes pursuant to a Collateral Sale Offer on the date of such purchase by directing the Collateral Trustee in writing to cause to be applied such Net Proceeds to such purchase in accordance with Section 4.13(II) or (ii) all or any portion of a Loss Redemption Amount deposited with the Collateral Trustee in connection with an Event of Loss with respect to a Mortgaged Vessel that is required to purchase Notes pursuant to an Event of Loss Offer on the date of such purchase in accordance with Section 4.21 in the case of either (i) or (ii) above, by directing the Collateral Trustee in writing to cause to be applied such amount thereto in accordance with such Sections.
          (d) In case a Default or an Event of Default shall have occurred and be continuing, the Co-Issuers, while in possession of the Collateral (other than cash and other personal property held by, or required to be deposited or pledged with, the Collateral Trustee hereunder or under any Security Document), may do any of the things enumerated in this Section 11.04 only if the Trustee (upon notice to the Collateral Trustee), in its discretion, or the Holders of a majority in aggregate principal amount of the outstanding Notes shall consent to such action, in which event any certificate filed under this Section 11.04 shall omit the statement to the effect that no Default or Event of Default has occurred and is continuing.
          All cash or Cash Equivalents received by the Collateral Trustee pursuant to this Section 11.04 shall be held by the Collateral Trustee on behalf of the Trustee for the benefit of the Holders, as Trust Monies subject to application as provided in this Section 11.04 or in Article Twelve.
          Any releases of Collateral made in strict compliance with the provisions of this Section 11.04 shall be deemed not to impair the Security Interests created by this Indenture or the Security Documents, as the case may be, in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders, in contravention of the provisions of this Indenture.
SECTION 11.05. Trust Indenture Act Requirements.
          The release of any Collateral, whether pursuant to Article Eleven or Twelve, from the Lien of any of the Security Documents or the release of, in whole or in part, the Liens created by any of the Security Documents, will not be deemed to impair the Security Interests in contravention of the provisions hereof if and to the extent the Collateral or Liens are released pursuant to the applicable Security Documents and pursuant to the terms hereof. Each of the Holders acknowledges that a release of Collateral or Liens strictly in accordance with the terms of the Security Documents and the terms hereof will not be deemed for any purpose to be an impairment of the Security Interests in contravention of the terms of this Indenture. Following qualification of this Indenture under the Trust Indenture Act, the Co-Issuers and the Mortgaged Vessel Guarantors shall cause Trust Indenture Act § 314(d) relating to the release of property or securities from the Liens hereof and of the Security Documents to be complied with. Any certificate or opinion required by Trust Indenture Act § 314(d) may be made by an Officer of the Co-Issuers, except in cases in which Trust Indenture Act § 314(d) requires that such certificate of opinion be made by an independent Person.
SECTION 11.06. Suits To Protect the Collateral.
          Following an Event of Default, subject to the provisions of the Security Documents, the Collateral Trustee shall have the power but not the obligation (upon notice to the Trustee) to institute and to maintain such suits and proceedings to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Security Documents or this Indenture, and such suits and proceedings to preserve or protect its interests and the interests of the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Security Interests or be prejudicial to the interests of the Holders, the Trustee or the Collateral Trustee).
SECTION 11.07. Purchaser Protected.
          In no event shall any purchaser in good faith of any property purported to be released hereunder be bound to ascertain the authority of the Collateral Trustee to execute the release or to inquire as to the existence or satisfaction of any conditions required by the provisions hereof for the exercise of such authority; nor shall any purchaser or other transferee of any property or rights permitted by this Article Eleven to be sold or otherwise disposed of by the Co-Issuers or a Mortgaged Vessel Guarantor be under obligation to ascertain or inquire into the authority of the Co-Issuers or any applicable Mortgaged Vessel Guarantor to make any such sale or other transfer.
SECTION 11.08. Powers Exercisable by Receiver or Trustee.
          In case the Collateral owned by the Co-Issuers or any Mortgaged Vessel Guarantor shall be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article Eleven and the Security Documents upon the Co-Issuers and the Mortgaged Vessel Guarantors with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Co-Issuers or the relevant Mortgaged Vessel Guarantor, as the case may be, or of any officer or officers thereof required by the provisions of this Article Eleven.

SECTION 11.09.	Substitution of a Qualified Vessel or Qualified Collateral; Designation as Mortgaged Vessel.
          (a) On the date on which a Vessel which is required to be designated as a “Mortgaged Vessel” is acquired by a Co-Issuer or a Restricted Subsidiary (such date, a “Vessel Tender Date”), if a Restricted Subsidiary of the Co-Issuers is the owner of such Vessel (the “Tendered Vessel Owner”), it shall execute a Guarantee of the Notes and become a Mortgaged Vessel Guarantor under this Indenture and it (or a Co-Issuer if such Co-Issuer is the owner of such Vessel) shall deliver to the Trustee and the Collateral Trustee the documents and certificates required by this Indenture and the Security Documents, including among other things: (i) a Ship Mortgage with respect to such Vessel dated the Vessel Tender Date and substantially in the form of (A) Exhibit F-1 if the Vessel is registered under the flag of Greece, (B) Exhibit F-2 if the Vessel is registered under the flag of Malta, (C) Exhibit F-3 if the Vessel is registered under the flag of Panama or any jurisdiction not covered by (A) and (B) above or otherwise in a customary form for the relevant jurisdiction (such Ship Mortgage having been duly received for recording in the appropriate registry office); (ii) an Assignment of Freights and Hires and Assignment of Insurance (if such exist) with respect to such Vessel dated the Vessel Tender Date and substantially in the form of Exhibits G-1 and G-2, respectively, to this Indenture; (iii) the certificates of an Independent Appraiser dated not more than 30 days prior to the Vessel Tender Date setting forth its determination of the Appraised Value of such Vessel; (iv) a report of an insurance broker with respect to insurance policies maintained by the Tendered Vessel Owner with respect to such Vessel; (v) a current certificate from the American Bureau of Shipping, Det Norske Veritas or Lloyds Register of Shipping or other classification society of recognized international standing agreeable to the Trustee and the Collateral Trustee for such Vessel, which shall be free from any material recommendations; (vi) a certificate of ownership and encumbrances from the official registry of such Vessel; (vii) evidence satisfactory to the Trustee and the Collateral Trustee that all Indebtedness outstanding with respect to such Vessel has been repaid and that all security granted by, or covering assets or property of, such Co-Issuer or any of the Restricted Subsidiaries with respect to such Indebtedness shall have been released; (viii) an Officers’ Certificate reasonably satisfactory to the Collateral Trustee certifying as to ownership of such Qualified Vessel or Qualified Collateral and such other matters as the Collateral Trustee or the Trustee may reasonably request and (ix) an Opinion of Counsel as to the compliance with the terms of this Indenture, the perfection of the security interests of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders in such Qualified Vessel or Qualified Collateral and such other matters as the Collateral Trustee or the Trustee may reasonably request.
          (b) The Co-Issuers or any Mortgaged Vessel Guarantor may at its option, at any time and from time to time, substitute Qualified Collateral for a Mortgaged Vessel or Mortgaged Vessels (including without limitation in connection with any refinancing transaction); provided that (i) at the time of such substitution no Default shall have occurred and be continuing and (ii) such substitution shall comply with the provisions of Section 11.09(a).
SECTION 11.10. Determinations Relating to Collateral.
          In the event (i) the Trustee or the Collateral Trustee shall receive any written request from the Co-Issuers or any Mortgaged Vessel Guarantor under any Security Document for consent or approval with respect to any matter or thing relating to any Collateral or the obligations of the Co-Issuers or such Mortgaged Vessel Guarantor with respect thereto or (ii) there shall be required from the Collateral Trustee under the provisions of any Security Document any performance or the delivery of any instrument or (iii) the Trustee or the Collateral Trustee shall become aware of any nonperformance by the Co-Issuers or any Mortgaged Vessel Guarantor of any covenant or any breach of any representation or warranty of the Co-Issuers or such Mortgaged Vessel Guarantor set forth in any Security Document, then, in each such event, the Collateral Trustee shall be entitled (but not obligated) (upon notice to the Trustee) at the expense of the Co-Issuers to hire experts, consultants, agents and attorneys (including, without limitation, those with appropriate experience and qualifications in all aspects of shipping, including operations and finance) to advise the Collateral Trustee on the manner in which the Collateral Trustee should respond to such request or render any requested performance or response to such nonperformance or breach or to act on its behalf, including without limitation, in connection with Collateral located outside the United States. The Collateral Trustee shall be fully protected in the taking of any action recommended or approved by any such expert, consultant, agent or attorney or agreed to by a majority of Holders pursuant to Section 6.05 and for any action taken by such consultant, agent or attorney.
SECTION 11.11. Release upon Termination of the Co-Issuers’ Obligations.
          In the event that the Co-Issuers deliver an Officers’ Certificate certifying that all of its obligations under this Indenture have been satisfied and discharged by complying with the provisions of Article Eight, the Security Interests shall automatically terminate, be released and have no further force and effect and the Collateral Trustee shall not be deemed to hold the Security Interests for the benefit of the Holders and shall, at the expense of the Co-Issuers and the Mortgaged Vessel Guarantors, promptly deliver such releases of the Security Interest as may be reasonably requested by the Co-Issuers.
SECTION 11.12. Collateral Trustee’s Duties in Respect of Collateral.
          The Collateral Trustee, acting in its capacity as collateral trustee, beneficiary or mortgagee under each of the Security Documents, shall have only such duties with respect to the Collateral as are set forth in this Indenture and the Security Documents.
SECTION 11.13. Parallel Debt.
          (a) Without prejudice to the provisions of this Indenture and the Security Documents and for the purpose of preserving the initial and continuing validity of the security rights granted and to be granted by the Co-Issuers and each Guarantor to the Collateral Trustee, an amount equal to and in the same currency of the obligations under the Notes and the Guarantees from time to time due by the Co-Issuers or such Guarantor in accordance with the terms and conditions of the Notes and Guarantees, including for the avoidance of doubt, the limitations set out under Section 10.02, shall be owing as a separate and independent joint and several obligation of the Co-Issuers and each Guarantor to the Collateral Trustee (such payment undertaking and the obligations and liabilities which are the result thereof the “Parallel Debt”).
          (b) The Co-Issuers, each Guarantor and the Collateral Trustee acknowledge that (i) for this purpose the Parallel Debt constitutes undertakings, joint and several obligations and liabilities of the Co-Issuers and each Guarantor to the Collateral Trustee under this Indenture and the Security Documents which are separate and independent from, and without prejudice to, the corresponding obligations under the Notes and Guarantees which the Co-Issuers or such Guarantor has to the Holders and (ii) that the Parallel Debt represents the Collateral Trustee’s claims as Collateral Trustee to receive payment of the Parallel Debt; provided that the total amount which may become due under the Parallel Debt shall never exceed the total amount which may become due under the Notes and Guarantees; provided, further, that the Collateral Trustee shall exercise its rights with respect to the Parallel Debt solely in accordance with this Indenture and the Security Documents.

          (c) Every payment of monies made by the Co-Issuers or a Guarantor to the Collateral Trustee shall (conditionally upon such payment not subsequently being avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, insolvency, liquidation or similar laws of general application) be in satisfaction pro tanto of the covenant by the Co-Issuers or such Guarantor contained in Section 11.13(a); provided that if any such payment as is mentioned above is subsequently avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, liquidation or similar laws of general application the Collateral Trustee shall be entitled to receive the amount of such payment from the Co-Issuers or such Guarantor and the Co-Issuers or such Guarantor shall remain liable to perform the relevant obligation and the relevant liability shall be deemed not to have been discharged.
          (d) Subject to the provision in paragraph (c) of this Section 11.13:
     (i) the total amount due and payable as Parallel Debt under this Section 11.13 shall be decreased to the extent that the Co-Issuers or a Guarantor shall have paid any amounts to the Collateral Trustee or to the Trustee on behalf of the Holders or any of them to reduce the outstanding principal amount of the Notes or the Collateral Trustee or the Trustee on behalf of the Holders otherwise receives any amount in payment of the Notes and the Guarantees; and
     (ii) to the extent that the Co-Issuers or a Guarantor shall have paid any amounts to the Trustee or to the Collateral Trustee under the Parallel Debt or the Trustee or the Collateral Trustee shall have otherwise received monies in payment of the Parallel Debt, the total amount due and payable under the Notes and the Guarantees shall be decreased as if said amounts were received directly in payment of the Notes and Guarantees.
SECTION 11.14. Change of Flag.
          Notwithstanding anything to the contrary in this Indenture, the Co-Issuers or a Mortgaged Vessel Guarantor may transfer or change the flag of any of its Mortgaged Vessels to the flag of a Permitted Flag Jurisdiction and in connection therewith the Collateral Trustee shall release the existing Ship Mortgage and related Security Documents to which any Mortgaged Vessel is subject in connection with the transfer or change of the flag of such Mortgaged Vessel to another Permitted Flag Jurisdiction if (i) the owner of the Mortgaged Vessel has executed (A) a new Ship Mortgage (granting the Collateral Trustee a Security Interest in such Mortgaged Vessel subject only to Permitted Liens) and (B) the related Security Documents with respect to such Mortgaged Vessel, dated the date such Mortgaged Vessel shall be released from the existing Ship Mortgage and related Security Documents to which it is subject, which Ship Mortgage and related Security Documents shall be in appropriate form for recording or registration in the appropriate governmental offices of the Permitted Flag Jurisdiction under which it is being reflagged if required by applicable law in order to perfect the Security Interest therein created, as to which the Collateral Trustee shall be entitled to rely on an Opinion of Counsel to the Company with respect thereto; and (ii) the Mortgaged Vessel Guarantor has made arrangements reasonably satisfactory to the Collateral Trustee for recording the Ship Mortgage referred to in clause (i) above in an appropriate registry office of the Permitted Flag Jurisdiction under which the Mortgaged Vessel is being reflagged as soon as reasonably practicable.

SECTION 11.15.	Appointment of Collateral Trustee and Supplemental Collateral Trustees.
          The parties hereto acknowledge and agree, and each Holder by accepting the Notes acknowledges and agrees that the Co-Issuers hereby appoint Wells Fargo Bank, National Association to act as Collateral Trustee hereunder, and Wells Fargo Bank, National Association accepts such appointment. The Trustee and the Holders acknowledge that the Collateral Trustee will be acting in respect to the Security Documents and the security granted thereunder on the terms outlined therein (which terms in respect of the rights and protections of the Collateral Trustee in the event of an inconsistency with the terms of this Indenture, will prevail). Notwithstanding anything to the contrary in any Security Document, in the event of any conflict between any provision set forth in any Security Document and any provision of this Indenture that affects any rights, privileges, protections and indemnities in favor of the Collateral Trustee, such provision set forth in this Indenture shall prevail.
     It is recognized that among other things, in case of litigation under this Indenture or the Security Documents, and in particular in case of the enforcement thereof on default, or in the case the Collateral Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Collateral Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Collateral Trustee appoint an individual or institution as a separate or co-trustee. The following provisions of this Section and Section 11.17 are adopted therefor.
          (a) The Collateral Trustee may perform any of its duties and exercise any of its rights and powers through one or more sub-trustees or co-trustees appointed by it. The Collateral Trustee and any such sub-trustee or co-trustee may perform any of its duties and exercise any of its rights and powers through its affiliates. All of the provisions of this Indenture applicable to the Collateral Trustee (other than covenants and obligations relating to the Parallel Debt), including, without limitation, its rights to be indemnified, shall apply to and be enforceable by any such sub-trustee and Affiliates of a Collateral Trustee and any such sub-trustee or co-trustee. All references herein to a “Collateral Trustee” (other than covenants and obligations relating to the Parallel Debt) shall include any such sub-trustee or co-trustee and Affiliates of a Collateral Trustee or any such sub-trustee or co-trustee.
          (b) It is the purpose of this Indenture and the Security Documents that there shall be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as agent or trustee in such jurisdiction. Without limiting paragraph Section 11.15(a) hereof, it is recognized that in case of litigation under, or enforcement of, this Indenture or any of the Security Documents, or in case the Collateral Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the rights, powers or remedies granted herein or in any of the Security Documents or take any other action which may be desirable or necessary in connection therewith, the Collateral Trustee is hereby authorized to appoint an additional individual or institution selected by the Collateral Trustee in its sole discretion as a separate trustee, co-trustee, administrative agent, collateral trustee, sub-trustee, administrative sub-agent or administrative co-agent (any such additional individual or institution being referred to herein individually as a “Supplemental Collateral Trustee” and collectively as “Supplemental Collateral Trustees”).
          (c) In the event that the Collateral Trustee appoints a Supplemental Collateral Trustee with respect to any Collateral, (i) each and every right, power, privilege or duty expressed or intended by this Agreement or any of the other Security Documents (other than the rights arising in respect of the Parallel Debt under Section 11.13) to be exercised by or vested in or conveyed to such Collateral Trustee with respect to such Collateral shall be exercisable by and vest in such Supplemental Collateral Trustee to the extent, and only to the extent, necessary to enable such Supplemental Collateral Trustee to exercise such rights, powers and privileges with respect to such Collateral and to perform such duties with respect to such Collateral, and every covenant and obligation contained in the Security Documents and necessary to the exercise or performance thereof by such Supplemental Collateral Trustee (other than covenants and obligations relating to the Parallel Debt) shall run to and be enforceable by either such Collateral Trustee or such Supplemental Collateral Trustee, and (ii) the provisions of this Indenture (and, in particular, this Article Eleven) that refer to the Collateral Trustee shall inure to the benefit of such Supplemental Collateral Trustee and all references therein to the Collateral Trustee shall be deemed to be references to a Collateral Trustee and/or such Supplemental Collateral Trustee, as the context may require.
          (d) Should any instrument in writing from the Co-Issuers or any other obligor be required by any Supplemental Collateral Trustee so appointed by the Collateral Trustee for more fully and certainly vesting in and confirming to him or it such rights, powers, privileges and duties, the Co-Issuers and relevant Guarantor shall execute, acknowledge and deliver any and all such instruments promptly upon request by the Collateral Trustee. In case any Supplemental Collateral Trustee, or a successor thereto, shall die, become incapable of acting, resign or be removed, all the rights, powers, privileges and duties of such Supplemental Collateral Trustee, to the extent permitted by law, shall vest in and be exercised by the Collateral Trustee until the appointment of a new Supplemental Collateral Trustee.
          (e) Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Collateral Trustee and, where it is hereby expressly required, to the Co-Issuers. Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the “act” of Holders signing such instrument or instruments. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Co-Issuers, if made in the manner provided in this Section 11.15.
          (f) The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to such officer the execution thereof. Where such execution is by a signer acting in a capacity other than such signer’s individual capacity, such certificate or affidavit shall also constitute sufficient proof of such signer’s authority. The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Collateral Trustee deems sufficient.
          (g) Subject to Section 9.02 hereof, the Collateral Trustee may (but shall not be obligated to), without the consent of the Holders, give any consent, waiver or approval required under any of the Security Documents or by the terms hereof with respect to the Collateral, but shall not without the consent of the Holders of a majority in aggregate principal amount of the Notes at the time outstanding (i) give any consent, waiver or approval or (ii) agree to any amendment or modification of any of the Security Documents, in each case which will have an adverse effect on the interests of any Holder. The Collateral Trustee shall be entitled to request and conclusively rely on an Opinion of Counsel with respect to whether any consent, waiver, approval, amendment or modification will have an adverse effect on the interests of any Holder.

SECTION 11.16.	Compensation and Indemnity of Collateral Trustee; Immunities of Collateral Trustee.
          (a) The Co-Issuers shall pay to the Collateral Trustee from time to time such reasonable compensation as the Co-Issuers and the Collateral Trustee shall from time to time agree in writing for its services rendered by it hereunder and under the Security Documents. The Collateral Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Co-Issuers shall reimburse the Collateral Trustee promptly upon request for all reasonable disbursements, expenses and advances (including reasonable fees and expenses of counsel) incurred or made by it in addition to the compensation for its services, except any such disbursements, expenses and advances as may be attributable to the Collateral Trustee’s gross negligence, bad faith or willful misconduct. Such expenses shall include the reasonable fees and expenses of the Collateral Trustee’s agents and counsel.
          (b) The Co-Issuers shall indemnify the Collateral Trustee or any predecessor Collateral Trustee and its officers, directors, employees and agents for, and hold them harmless against, any and all loss, damage, claims, liability or reasonable expenses, including taxes (other than taxes based upon, measured by or determined by the income of such Person), liability or expense incurred by them except for such actions to the extent caused by any negligence or willful misconduct on their part, arising out of or in connection with the acceptance or administration of this trust or the Security Documents including the reasonable costs and expenses of defending themselves against or investigating any claim or liability in connection with the exercise or performance of any of the Collateral Trustee’s rights, powers or duties hereunder. The Collateral Trustee shall notify the Co-Issuers promptly of any claim asserted against the Collateral Trustee or any of its agents for which it may seek indemnity. The Co-Issuers shall defend the claim and the Collateral Trustee shall cooperate in the defense. The Collateral Trustee and its agents subject to the claim may have separate counsel and the Co-Issuers shall pay the reasonable fees and expenses of such counsel; provided, however, that the Co-Issuers shall not be required to pay such fees and expenses if there is no conflict of interest between the Co-Issuers and the Collateral Trustee and its agents subject to the claim in connection with such defense as reasonably determined by the Collateral Trustee. The Co-Issuers need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld. The Co-Issuers need not reimburse any expense or indemnify against any loss or liability to the extent incurred by the Collateral Trustee through the Collateral Trustee’s gross negligence, willful misconduct or breach of its duties under this Indenture or the Security Documents, which breach constitutes gross negligence.
          (c) To secure the Co-Issuers’ payment obligations in this Section 11.16, the Collateral Trustee shall have a Lien prior to the Notes against all money or property held or collected by the Collateral Trustee, in its capacity as Collateral Trustee, except money or property held in trust to pay principal and interest (including Additional Interest, if any) on particular Notes.
          (d) When either the Collateral Trustee incurs expenses or renders services after a Default specified in Section 6.01(10) or (11) occurs, such expenses and the compensation for such services shall be paid to the extent allowed under any Bankruptcy Law.
          (e) Notwithstanding any provision to the contrary elsewhere in this Indenture or any Security Documents, the Collateral Trustee will not have any duties, responsibilities or obligations other than those expressly assumed by it in this Indenture and the Security Documents to which it is a party. The Collateral Trustee will not be required to take any action that is contrary to applicable law or any provision of this Indenture or the Security Documents to which it is a party or will adversely affect the rights, privileges, benefits and immunities of or be contrary to the interests of the Collateral Trustee. The Collateral Trustee shall not have any fiduciary relationship with the Holders or Trustee and no implied covenants, obligations or responsibilities shall be read into this Indenture or the Security Documents against the Collateral Trustee.
          (f) The Collateral Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, attorneys, accountants, appraisers, consultants or other experts or advisors selected by it with due care as it may require and will not be responsible for any misconduct or negligence on the part of any of them.
          (g) The Collateral Trustee has accepted and is bound by the Security Documents executed by the Collateral Trustee as of the date of this Indenture and, as directed in writing by an act of Holders or as otherwise provided for in this Indenture, the Collateral Trustee shall execute additional Security Documents delivered to it after the date of this Indenture; provided, however, that such additional Security Documents do not adversely affect the rights, privileges, benefits and immunities of the Collateral Trustee.
     (h) (i) The Collateral Trustee may at any time solicit written confirmatory instructions from the Holders, an Officers’ Certificate or an order of a court of competent jurisdiction, as to any action that it may be requested or required to take, or that it may propose to take, in the performance of any of its obligations under this Indenture or the Security Documents.
     (ii) No written direction given to the Collateral Trustee by the Holders that in the reasonable judgment of the Collateral Trustee imposes, purports to impose or might reasonably be expected to impose upon the Collateral Trustee any obligation or liability not set forth in or arising under this Indenture and the Security Documents will be binding upon the Collateral Trustee unless the Collateral Trustee elects, at its sole option, to accept such direction.
          (i) The Collateral Trustee will not be responsible or liable for any action taken or omitted to be taken by it hereunder or under any Security Document, except for its own gross negligence or willful misconduct as determined by a final non-appealable judgment of a court of competent jurisdiction.
          (j) The Collateral Trustee will be entitled to require that all agreements, certificates, opinions, instruments and other documents at any time submitted to it, including those expressly provided for in this Indenture, be delivered to it in a form and with substantive provisions reasonably satisfactory to it.
          (k) The Collateral Trustee may seek and rely upon, and shall be fully protected in relying upon, any judicial order or judgment, upon any advice, opinion or statement of legal counsel, independent consultants and other experts selected by it in good faith and upon any certification, instruction, notice or other writing delivered to it by any Co-Issuer or any Guarantor in compliance with the provisions of this Indenture or delivered to it by any Holder without being required to determine the authenticity thereof or the correctness of any fact stated therein or the propriety or validity of service thereof. The Collateral Trustee may act in reliance upon any instrument comporting with the provisions of this Indenture or any signature reasonably believed by it to be genuine and may assume that any Person purporting to give notice or receipt or advice or make any statement or execute any document in connection with the provisions hereof or the other Security Documents has been duly authorized to do so. To the extent an Officers’ Certificate or Opinion of Counsel is required or permitted under this Indenture to be delivered to the Collateral Trustee in respect of any matter, the Collateral Trustee may rely conclusively on an Officers’ Certificate or Opinion of Counsel as to such matter and such Officers’ Certificate or opinion of counsel shall be full protection to the Collateral Trustee for any action taken, suffered or omitted by it under the provisions of this Indenture and the other Security Documents.
          (l) As to any matter not expressly provided for by this Indenture or the other Security Documents, the Collateral Trustee will act or refrain from acting as directed in writing by the Holders and will be fully protected if it does so, and any action taken, suffered or omitted pursuant hereto or thereto shall be binding on the Holders. In the absence of written direction of the Holders described in the immediately preceding paragraph the Collateral Trustee shall have no duty to act, consent or request any action from any Co-Issuer or any Guarantor or any other Person in connection with this Indenture (including all exhibits attached hereto).
          (m) The Collateral Trustee will not be required to take any action at the direction of any Holders, to advance or expend any funds or otherwise incur any financial liability in the performance of its duties or the exercise of its powers or rights hereunder unless it has been provided with pre-funding, security or indemnity reasonably satisfactory to it against any and all cost, loss, liability or expense which may be incurred by it by reason of taking or continuing to take such action.

          (n) In the event there is any good faith disagreement between the other parties to this Indenture or any of the Security Documents resulting in adverse claims being made in connection with Collateral held by the Collateral Trustee and the terms of this Indenture or any of the Security Documents do not unambiguously mandate the action the Collateral Trustee is to take or not to take in connection therewith under the circumstances then existing, or the Collateral Trustee is in doubt as to what action it is required to take or not to take hereunder or under the Security Documents, it will be entitled to refrain from taking any action (and will incur no liability for doing so) until directed otherwise (subject to Section 11.16(l)) in writing by a request signed jointly by the parties hereto entitled to give such direction or by order of a court of competent jurisdiction.
     (o) (i) Beyond the exercise of reasonable care in the custody of Collateral in its possession, the Collateral Trustee will have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Collateral Trustee will not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any Liens on the Collateral. The Collateral Trustee will be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and the Collateral Trustee will not be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Trustee in good faith. Pursuant to applicable law, each Co-Issuer authorizes the Collateral Trustee to file or record financing statements and other filing or recording documents or instruments with respect to the signature of such Co-Issuer or Mortgaged Vessel Guarantor in such form and in such offices as may be necessary or as the Collateral Trustee may determine appropriate to perfect the security interests of the Collateral Trustee under this Indenture.
     (ii) The Collateral Trustee will not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence or willful misconduct on the part of the Collateral Trustee, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of any Co-Issuer or any Guarantor to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Collateral Trustee hereby disclaims any representation or warranty to the current and future Holders concerning the perfection of the Liens granted hereunder or in the value of any of the Collateral.
     (iii) Neither the Collateral Trustee nor any of its experts, officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it under or in connection with this Indenture or the Security Documents (except for its gross negligence or willful misconduct), or (b) responsible in any manner for any recitals, statements, representations or warranties (other than its own recitals, statements, representations or warranties) made in this Indenture or any of the Security Documents or in any certificate, report, statement or other document referred to or provided for in, or received by the Collateral Trustee under or in connection with, this Indenture or any of the Security Documents or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Indenture or any of the Security Documents or for any failure of the Co-Issuers or any other Person to perform their obligations hereunder and thereunder. The Collateral Trustee shall not be under any obligation to any Person to ascertain or to inquire as to (a) the observance or performance of any of the agreements contained in, or conditions of, this Indenture or any of their Security Documents or to inspect the properties, books or records of any Co-Issuer, (b) whether or not any representation or warranty made by any Person in connection with this Indenture or any of the Security Documents is true, (c) the performance by any Person of its obligations under this Indenture or Security Documents or (d) the breach of or default by any Person of its obligations under this Indenture or any of the Security Documents.
     (iv) The Collateral Trustee shall not be bound to (a) account to any Person for any sum or the profit element of any sum received for its own account; (b) disclose to any other Person any information relating to the Person if such disclosure would, or might, constitute a breach of any law or regulation or be otherwise actionable at the suit of any Person or (c) be required to take any action that it believes, based on advice of counsel, is in conflict with any applicable law, this Indenture or any Security Documents or any order of any court or administrative agency.
     (v) Notwithstanding anything in this Indenture or any Security Documents to the contrary, (a) in no event shall the Collateral Trustee or any officer, director, employee, representative or agent of the Collateral Trustee be liable under or in connection with this Indenture or any of the Security Documents for indirect, special, incidental, punitive or consequential losses or damages of any kind whatsoever, including but not limited to lost profits or loss of opportunity, whether or not foreseeable, even if the Collateral Trustee has been advised of the possibility thereof and regardless of the form of action in which such damages are sought; and (b) the Collateral Trustee shall be afforded all of the rights, powers, immunities and indemnities set forth in this Indenture or any of Security Documents to which it is a signatory as if such rights, powers, immunities and indemnities were specifically set out in each such documents. In no event shall the Collateral Trustee be obligated to invest any amounts received by it hereunder.
     (vi) The Collateral Trustee shall not be deemed to have actual, constructive, direct or indirect knowledge or notice of the occurrence of any Default unless and until the Collateral Trustee has received a written notice or a certificate from the Co-Issuers stating that a Default has occurred. The Collateral Trustee shall have no obligation whatsoever either prior to or after receiving such notice or certificate to inquire whether a Default has in fact occurred and shall be entitled to rely conclusively, and shall be fully protected in so relying, on any notice or certificate so furnished to it. No provision of this Indenture or any of the Security Documents shall require the Collateral Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under this Indenture or any Security Documents or the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability including an advance of moneys necessary to perform work or to take the action requested is not reasonably assured to it, the Collateral Trustee may decline to act unless it receives reasonable indemnity satisfactory to it, including an advance of moneys necessary to take the action requested. The Collateral Trustee shall be under no obligation or duty to take any action under this Indenture or any of the Security Documents or otherwise if taking such action (i) would subject the Collateral Trustee to a tax in any jurisdiction where it is not then subject to a tax or (ii) would require the Collateral Trustee to qualify to do business in any jurisdiction where it is not then so qualified.
     (vii) If, with respect to a proposed action to be taken by it, the Collateral Trustee shall determine in good faith that the provisions of this Indenture or any Security Documents relating to the functions or responsibilities or discretionary powers of the Collateral Trustee are or may be ambiguous or inconsistent, the Collateral Trustee shall notify the Trustee, identifying the proposed action, and may decline either to perform such function or responsibility or to take the action requested unless it has received the written confirmation of the Trustee that the action proposed to be taken by the Collateral Trustee is consistent with the terms of this Indenture or of the Security Documents or is otherwise appropriate. The Collateral Trustee shall be fully protected in acting or refraining from acting upon the confirmation of the Trustee, in this respect, and such confirmation shall be binding upon the Holders.
     (viii) Upon receipt of indemnity requested by the Collateral Trustee and assuming the requested action does not conflict with other clauses of this Section 11.16(o), the Collateral Trustee shall act upon the specific instructions of the Trustee, except for any instructions that in the good faith judgment of the Collateral Trustee may be contrary to this Indenture or of the Security Documents or applicable law.
          (p) Notwithstanding anything contained herein to the contrary, the right of the Trustee or the Collateral Trustees to perform any discretionary act enumerated herein or in any Security Documents to which it is a party (including the right to consent to or approve of any action or document which requires their consent or approval and the right to waive any provision of, or consent to any change or amendment to, any of the Operative Documents) shall not be construed as giving rise to any expressed or implied duty owed by the Trustee or Collateral Trustee.
          (q) In the event that the Collateral Trustee or Trustee is required to acquire title to an asset for any reason, or take any managerial action of any kind in regard thereto, in order to carry out any fiduciary or trust obligation for the benefit of another, which in the Collateral Trustee’s or Trustee’s sole discretion may cause the Collateral Trustee or Trustee to be considered an “owner or operator” under any environmental laws or otherwise cause the Collateral Trustee or Trustee to incur, or be exposed to, any environmental liability or any liability under any other federal, state, foreign or local law, the Collateral Trustee and Trustee reserve the right, instead of taking such action, either to resign as Collateral Trustee or Trustee, as the case may be, or to arrange for the transfer of the title or control of the asset to a court appointed receiver. The Collateral Trustee will not be liable to any Person for any environmental liability or any environmental claims or contribution actions under any federal, state, foreign or local law, rule or regulation by reason of the Collateral Trustee’s actions and conduct as authorized, empowered and directed hereunder or relating to any kind of discharge or release or threatened discharge or release of any hazardous materials into the environment and shall be indemnified and held harmless by the Co-Issuers against any such claims, liabilities or actions.
          (r) The Collateral Trustee shall not nor shall any receiver appointed by or any agent of the Collateral Trustee, by reason of taking possession of any Collateral or any part thereof or any other reason or on any basis whatsoever, be liable to account for anything except actual receipts or be liable for any loss or damage arising from a realization of the Collateral or any part thereof or from any act, default or omission in relation to the Collateral or any part thereof or from any exercise or non-exercise by it of any power, authority or discretion conferred upon it in relation to the Collateral or any part thereof unless such loss or damage shall be caused directly by its own willful misconduct or gross negligence. The Collateral Trustee shall not have any responsibility or liability arising from the fact that the Collateral may be held in safe custody by a custodian. The Collateral Trustee assumes no responsibility for the validity, sufficiency or enforceability (which the Collateral Trustee has not investigated) of the Collateral purported to be created by any supplemental indenture or other document. In addition, the Collateral Trustee has no duty to monitor the performance by the Co-Issuers and the Guarantors of their obligations to the Collateral Trustee nor is it obliged (unless indemnified to its satisfaction) to take any other action which may involve the Collateral Trustee in any personal liability or expense.
          (s) Notwithstanding any other provision in this Indenture, the foregoing provisions of this Section 11.16 shall survive the satisfaction and discharge of this Indenture or the appointment of a successor Collateral Trustee.
SECTION 11.17. Replacement of Collateral Trustee.
          Subject to the appointment and acceptance of a successor Collateral Trustee as provided in this Section 11.17, the Collateral Trustee may resign at any time upon 30 days’ written notice to the Co-Issuers and the Trustee in writing. The Holders of a majority in principal amount of the outstanding Notes may, subject to the appointment and acceptance of a successor Collateral Trustee as provided in this Section 11.17, remove the Collateral Trustee upon 30 days written notice to the Co-Issuers, the Trustee and the Collateral Trustee and may appoint a successor Collateral Trustee (which Collateral Trustee shall be reasonably acceptable to the Co-Issuers). The Co-Issuers may remove the Collateral Trustee if:
     (1) the Collateral Trustee fails to comply with Section 7.10;
     (2) the Collateral Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Collateral Trustee under any Bankruptcy Law;
     (3) a receiver or other public officer takes charge of the Collateral Trustee or its property; or
     (4) the Collateral Trustee becomes incapable of acting as Collateral Trustee hereunder.

          If the Collateral Trustee resigns or is removed or if a vacancy exists in the office of the Collateral Trustee for any reason, the Co-Issuers shall notify each Holder of such event and shall promptly appoint a successor Collateral Trustee. Within one year after the successor Collateral Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Collateral Trustee to replace the successor Collateral Trustee appointed by the Co-Issuers.
          A successor Collateral Trustee shall deliver a written acceptance of its appointment to the retiring Collateral Trustee and to the Co-Issuers. Immediately after that, the retiring Collateral Trustee shall transfer, after payment of all sums then owing to the Collateral Trustee pursuant to Section 11.16, all property held by it as Collateral Trustee hereunder and under the Security Documents to the successor Collateral Trustee, subject to the Lien provided in Section 11.16, the resignation or removal of the retiring Collateral Trustee shall become effective, and the successor Collateral Trustee shall have all the rights, powers and duties of the Collateral Trustee under this Indenture. A successor Collateral Trustee shall mail notice of its succession to the Trustee and each Holder.
          Any resignation or removal of the Collateral Trustee pursuant to this Indenture shall be deemed to be a resignation or removal of the Collateral Trustee under the Security Documents and any appointment of a successor Collateral Trustee pursuant to this Indenture shall be deemed to be an appointment of such person as a successor to the Collateral Trustee under the Security Documents and such successor shall assume all of the obligations of the Collateral Trustee under the Security Documents.
          If a successor Collateral Trustee does not take office within 60 days after the retiring Collateral Trustee resigns or is removed, the retiring Collateral Trustee, the Co-Issuers or the Holders of at least 10% in principal amount of the outstanding Notes may petition, at the expense of the Co-Issuers, any court of competent jurisdiction for the appointment of a successor Collateral Trustee at the expense of the Co-Issuers.
          If the Collateral Trustee fails to comply with Section 7.10, any Holder may petition any court of competent jurisdiction for the removal of the Collateral Trustee and the appointment of a successor Collateral Trustee.
          Notwithstanding replacement of the Collateral Trustee pursuant to this Section 11.17, the Co-Issuers’ obligations under Section 11.16 shall continue for the benefit of the retiring Collateral Trustee.
          In addition to the foregoing and notwithstanding any provision to the contrary, any resignation, removal or replacement of the Collateral Trustee pursuant to this Section 11.17 shall not be effective until (a) a successor to the Collateral Trustee has agreed to act under the terms of this Indenture and (b) all of the Security Interests in the Collateral has been transferred to such successor. Any replacement or successor Collateral Trustee shall be a bank meeting the requirements of Section 7.10 applicable to a Collateral Trustee with an office in New York, New York, or an Affiliate of any such bank. Upon acceptance of its appointment as Collateral Trustee hereunder by a replacement or successor, such replacement or successor shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Collateral Trustee hereunder, and the retiring Collateral Trustee shall be discharged from its duties and obligations hereunder.
ARTICLE TWELVE
APPLICATION OF TRUST MONIES
SECTION 12.01. “Trust Monies” Defined.
          All cash or Cash Equivalents received by the Collateral Trustee as, or in respect of, Collateral:
     (a) upon the release of property from the Lien of any of the Security Documents, including all moneys received in respect of the principal of all purchase money, governmental and other obligations; or
     (b) as compensation for, or proceeds of the sale of all or any part of the Collateral taken by eminent domain or purchased by, or sold pursuant to an order of, a governmental authority or otherwise disposed of; or
     (c) as proceeds of insurance upon any, all or part of the Collateral (other than proceeds under any protection and indemnity or other third-party liability insurance); or
     (d) pursuant to any of the Security Documents; or
     (e) as proceeds of any other sale or other disposition of all or any part of the Collateral by or on behalf of the Collateral Trustee or any collection, recovery, receipt, appropriation or other realization of or from all or any part of the Collateral pursuant to the Security Documents or otherwise; or
     (f) consisting of Escrow Proceeds which have not been released from the Lien of this Indenture and the Escrow Agreement; or
     (g) consisting of the cash or Cash Equivalents component of Qualified Collateral;
     (h) any money held from time to time in the Collateral Account; or
     (i) for application under this Article Twelve as elsewhere provided in this Indenture or any Security Document, or whose disposition is not elsewhere otherwise specifically provided for herein or in any Security Document;
(all such moneys being herein sometimes called “Trust Monies”; provided, however, that Trust Monies shall not include (a) any property (i) deposited with the Collateral Trustee pursuant to Section 4.09, 4.13(I), 4.20, Articles Three or Eight or delivered to or (ii) received by the Collateral Trustee pursuant to Section 6.10 hereof or (b) any interest earned on Trust Monies deposited with the Collateral Trustee, which interest shall be paid over to the Co-Issuers upon their request)

shall be held by the Collateral Trustee on behalf of the Trustee for the benefit of the Holders as a part of the Collateral and, upon any entry upon or sale or other disposition of the Collateral or any part thereof pursuant to any of the Security Documents, said Trust Monies shall be applied in accordance with Section 6.10; but, prior to any such entry, sale or other disposition, all or any part of the Trust Monies may be withdrawn, and shall be released, paid or applied by the Collateral Trustee, from time to time as provided in Section 11.04 and Sections 12.02 through 12.04, inclusive. It is understood and agreed that any amounts received by the Collateral Trustee or the Trustee in respect of expenses, fees or indemnity amounts owed to the Collateral Trustee or the Trustee shall not be deemed to be Trust Monies.
          On the Issue Date there shall be established and, at all times hereafter until this Indenture shall have terminated, there shall be maintained with the Collateral Trustee an account which shall be entitled the “Collateral Account” (the “Collateral Account”). The Collateral Account shall be established and maintained by the Collateral Trustee in its own name at its Corporate Trust Offices. All Trust Monies which are received by the Collateral Trustee shall be deposited in the Collateral Account and thereafter shall be held, applied and/or disbursed by the Collateral Trustee in accordance with the terms of this Article Twelve. Each Co-Issuer and each Mortgaged Vessel Guarantor hereby pledges and grants a security interest to the Collateral Trustee in, and the Collateral Trustee shall have a Lien on and security interest in, the Collateral Account and all cash and Cash Equivalents therein from time to time, and any proceeds thereof, for the benefit of the Holders as part of the Collateral.
SECTION 12.02. Use of Trust Monies; Retirement of Notes.
          The Collateral Trustee shall, at the request of the Trustee, direct Trust Monies to the Trustee for application from time to time (i) in the manner provided under Article Eleven and (ii) to the payment of the principal of (at a purchase price of not less than 100% of the principal amount of the relevant Notes), any Notes, on any Maturity Date or to the redemption thereof or the purchase thereof upon tender or in the open market or at private sale or upon any exchange or in any one or more of such ways, including, without limitation, pursuant to an offer to purchase, redemption or defeasance under Section 4.13, 4.21 or 4.22, a Change of Control Offer under Section 4.09 or defeasance under Article Eight (including, in each case, each related required interest payment), as the Co-Issuers shall request in writing, upon receipt by the Collateral Trustee and the Trustee of the following:
     (a) Board Resolutions of the Co-Issuers directing the application pursuant to this Section 12.02 of a specified amount of Trust Monies and, in case any such moneys are to be applied to payment, designating the Notes so to be paid and, in case any such moneys are to be applied to the purchase of Notes, prescribing the method of purchase, the price or prices to be paid and the maximum aggregate principal amount of Notes to be purchased and any other provisions of this Indenture governing such purchase;
     (b) cash in the maximum amount of the accrued interest, if any, required to be paid in connection with any such purchase, which cash shall be held by the Collateral Trustee in trust for such purpose;

     (c) an Officers’ Certificate, dated not more than five Business Days prior to the date of the relevant application stating
     (i) that no Default exists unless such Default would be cured thereby; and
     (ii) that all conditions precedent and covenants herein provided for relating to such application of Trust Monies have been complied with; and
     (d) an Opinion of Counsel stating that the documents and the cash or Cash Equivalents, if any, which have been or are therewith delivered to and deposited with the Collateral Trustee conform to the requirements of this Indenture and that all conditions precedent herein provided for relating to such application of Trust Monies have been complied with.
          Upon compliance with the foregoing provisions of this Section, the Collateral Trustee shall apply Trust Monies as directed and specified by such Board Resolution, up to, but not exceeding, the aggregate principal amount of the Notes so paid or purchased, using the cash deposited pursuant to clause (b) of this Section 12.02, to the extent necessary, to pay any accrued and unpaid interest required in connection with such purchase.
          A Board Resolution expressed to be irrevocable directing the application of Trust Monies under this Section 12.02 to the payment of the principal of Notes shall for all purposes of this Indenture be deemed the equivalent of the deposit of money with the Collateral Trustee in trust for such purpose. Such Trust Monies and any cash deposited with the Collateral Trustee pursuant to clause (b) of this Section 12.02 for the payment of accrued interest shall not, after compliance with the foregoing provisions of this Section, be deemed to be part of the Collateral or Trust Monies.
          With respect to any Trust Monies to be released by the Collateral Trustee to the Company in connection with any substitution of Collateral, the requisite amount of Trust Monies (in each instance, the “Released Monies”) shall be released from escrow by the Collateral Trustee not more than five Business Days before the expected delivery date of the applicable substitute Qualified Vessel to a bank account designated by the Company and will then be remitted to the seller of such Vessel in the form of a conditional payment to the seller’s bank in accordance with the terms of the acquisition contract and in a manner consistent with customary vessel acquisition practice. During such five Business Day period before the expected delivery date, such Released Monies shall be released from the Security Interest and Lien granted pursuant to this Indenture and the Security Documents. In the event that the applicable Mortgaged Vessel Guarantor shall not have delivered and/or filed the Security Documents (including without limitation the Ship Mortgage) required by this Indenture and the Security Documents to perfect the Security Interest in such Vessel and such Related Assets as required by this Indenture on or prior to the 15th calendar day following the day on which such Released Monies were released as described above, then, on or before such 15th calendar day, the Company shall return to the Collateral Trustee an amount equal to the full amount of such Released Monies that were released in connection with such proposed Qualified Vessel delivery to be re-deposited into the Collateral Account. Any amount returned to the Collateral Trustee pursuant to the immediately preceding sentence shall immediately be subject to the Security Interest and Lien granted pursuant to this Indenture and the Security Documents.
SECTION 12.03. Powers Exercisable Notwithstanding Event of Default.
          In case of a Default or an Event of Default shall have occurred and shall be continuing, the Trustee or the Collateral Trustee, as the case may be, while in possession of the Collateral (including the cash, Cash Equivalents, securities and other personal property held by, or required to be deposited or pledged with, the Collateral Trustee hereunder or under the Security Documents), may do any of the things enumerated in Section 12.02 at the request of the Company and/or the applicable Mortgaged Vessel Guarantor, if the Holders of a majority in aggregate principal amount of the Notes outstanding, by appropriate action of such Holders, shall consent to such action, in which event any certificate filed under any of such Sections shall omit the statement to the effect that no Default or Event of Default has occurred and is continuing.
SECTION 12.04. Powers Exercisable by Trustee or Receiver.
          In case the Collateral (other than any cash, Cash Equivalents, securities and other personal property held by, or required to be deposited or pledged with, the Collateral Trustee hereunder or under the Security Documents) shall be in the possession of a receiver or trustee lawfully appointed, the powers hereinbefore in this Article Twelve conferred upon the Co-Issuers and the Mortgaged Vessel Guarantors with respect to the withdrawal or application of Trust Monies may be exercised by such receiver or trustee, in which case a certificate signed by such receiver or trustee shall be deemed the equivalent of any Officers’ Certificate required by this Article Twelve. If the Collateral Trustee shall be in possession of any of the Collateral hereunder or under any of the Security Documents, such powers may be exercised by the Collateral Trustee, as directed by the Trustee, in its discretion.
SECTION 12.05. Disposition of Notes Retired.
          All Notes received by the Trustee and for whose purchase Trust Monies are applied under this Article Twelve, if not otherwise cancelled, shall be promptly delivered to the Trustee for cancellation and destruction unless the Trustee shall be otherwise directed by the Co-Issuers. Upon destruction of any Notes, the Trustee shall issue a certificate of destruction to the Co-Issuers upon its request.
SECTION 12.06. Investment of Trust Monies.
          (a) The Co-Issuers hereby irrevocably grant a security interest in and pledge, assign and set over to the Collateral Trustee on behalf of the Trustee for the benefit of the Holders all of the Co-Issuers’ right, title and interest in the Trust Monies, and all property now or hereafter placed or deposited in, or delivered to the Collateral Trustee for placement or deposit in, the Collateral Account held by (or otherwise maintained in the name of) the Collateral Trustee pursuant to this Section 12.06, and, subject to Section 12.01, all distributions relating thereto and proceeds thereof, in order to secure all obligations and indebtedness of the Co-Issuers under the Notes and any other obligation, now or hereafter arising, of every kind and nature, owed by the Co-Issuers under this Indenture to the holders of the Notes or to the Collateral Trustee on behalf of the Trustee for the benefit of the Holders. The Co-Issuers shall take all actions and shall direct the Collateral Trustee to take all actions necessary on its part to ensure the continuance of a security interest in the Trust Monies in favor of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders in order to secure all such obligations and indebtedness. The Co-Issuers shall not grant a security interest, encumbrance, lien or other claim, direct or indirect, in the Co-Issuers’ right, title or interest in the Collateral Account or any other Collateral which is Trust Monies.
          (b) The Collateral Trustee shall (A) maintain sole dominion and control over funds in the Collateral Account and all other Collateral which is Trust Monies for the benefit of the Collateral Trustee on behalf of the Trustee for the benefit of the Holders, (B) take all steps necessary to cause the Collateral Trustee to enjoy a continuous perfected security interest under applicable statutory or case law or regulations in such Trust Monies and (C) maintain such Trust Monies free and clear of all liens, security interests, safekeeping or other charges, demands and claims against the Collateral Trustee of any nature now or hereafter existing in favor of anyone other than the Collateral Trustee.
          (c) All Trust Monies deposited or held in the Collateral Account at any time shall be invested by the Collateral Trustee in Cash Equivalents in accordance with the Co-Issuers’ written instructions in the form of an Officers’ Certificate to the Collateral Trustee. Any such written instruction shall specify the particular investment to be made and shall state that such investment is authorized to be made hereby.
          Each of the Trustee and the Collateral Trustee shall not be liable or responsible for any loss resulting from such investments or sales except only for its own fraud, negligent (or, in the case of the Collateral Trustee, grossly negligent) action, its own negligent (or, in the case of the Collateral Trustee, grossly negligent) failure to act or its own willful misconduct in complying with this Section 12.06.
ARTICLE THIRTEEN
MISCELLANEOUS
SECTION 13.01. Trust Indenture Act Controls.
          If any provision of this Indenture limits, qualifies or conflicts with another provision which is required or deemed to be included in this Indenture by the Trust Indenture Act, such required or deemed provision of the Trust Indenture Act shall control.
SECTION 13.02. Notices.
          Any notices or other communications required or permitted hereunder shall be in writing, and shall be sufficiently given if made by hand delivery, by nationally recognized overnight courier service, by telecopier or registered or certified mail, postage prepaid, return receipt requested, addressed as follows:

if to a Co-Issuer or a Guarantor:

c/o Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus 185 38, Greece
Attn: Secretary
Telephone:	+30-210-4595000

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attn: Stuart Gelfond
Telephone:	(212) 859-8000
Facsimile:	(212) 859-4000

if to the Trustee or Collateral Trustee:

Wells Fargo Bank, National Association
Corporate Trust Services
45 Broadway, 14th Floor
New York, New York 10006
Telephone:	(212) 515-5244
Facsimile:	(212) 515-1589
          Each of the Co-Issuers, each Guarantor and the Trustee by written notice to each other such Person may designate additional or different addresses for notices to such Person. Any notice or communication to the Co-Issuers and the Trustee, shall be deemed to have been given or made as of the date so delivered if personally delivered; when replied to; when receipt is acknowledged, if telecopied; five (5) calendar days after mailing if sent by registered or certified mail, postage prepaid (except that a notice of change of address shall not be deemed to have been given until actually received by the addressee); and next Business Day if by nationally recognized overnight courier service.
          Any notice or communication mailed to a Holder shall be mailed to him by first class mail or other equivalent means at his address as it appears on the registration books of the Registrar and shall be sufficiently given to him if so mailed within the time prescribed.
          Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.
          Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance on such waiver.
          In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.
SECTION 13.03. Communications by Holders with Other Holders.
          Holders may communicate pursuant to Trust Indenture Act § 312(b) with other Holders with respect to their rights under this Indenture, the Notes or the Note Guarantees. The Co-Issuers, the Trustee, the Registrar and any other Person shall have the protection of Trust Indenture Act § 312(c).
SECTION 13.04. Certificate and Opinion as to Conditions Precedent.
          Upon any request or application by the Co-Issuers to the Trustee or the Collateral Trustee to take any action under this Indenture, the Co-Issuers shall furnish to the Trustee (unless otherwise agreed by the Trustee or the Collateral Trustee, as the case may be):
     (1) an Officers’ Certificate, in form and substance reasonably satisfactory to the Trustee, stating that, in the opinion of the signers, all conditions precedent to be performed or effected by the Co-Issuers, if any, provided for in this Indenture relating to the proposed action have been complied with; and
     (2) an Opinion of Counsel stating that, in the opinion of such counsel (who may rely upon Officers’ Certificates as to matters of fact), all such conditions precedent have been satisfied; provided, however, that such opinion shall not be required in connection with the initial issuance of the Notes hereunder.
SECTION 13.05. Statements Required in Certificate or Opinion.
          Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture, other than the Officers’ Certificate required by Section 4.06, shall include, to the extent required by the Trust Indenture Act or requested by the Trustee or the Collateral Trustee:
     (1) a statement that the Person making such certificate or opinion has read such covenant or condition;
     (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;
     (3) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with or satisfied; and

     (4) a statement as to whether or not, in the opinion of each such Person, such condition or covenant has been satisfied or complied with; provided, however, that with respect to matters of fact, an Opinion of Counsel may rely on an Officers’ Certificate or certificates of public officials.
SECTION 13.06. Rules by Paying Agent or Registrar.
          The Paying Agent or Registrar may make reasonable rules and set reasonable requirements for their functions.
SECTION 13.07. Legal Holidays.
          If a payment date is not a Business Day, payment may be made on the next succeeding day that is a Business Day without the accrual of additional interest in the intervening period.
SECTION 13.08. GOVERNING LAW; WAIVER OF JURY TRIAL; SUBMISSION TO JURISDICTION.
          THIS INDENTURE, THE NOTES AND THE NOTE GUARANTEES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. EACH OF THE CO-ISSUERS, THE TRUSTEE AND THE COLLATERAL TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED HEREBY.
          Any legal suit, action or proceeding arising out of or based upon this Indenture, the Notes, the Note Guarantees or the transactions contemplated hereby may be instituted in the federal courts of the United States of America located in the City of New York or the courts of the State of New York in each case located in the City of New York (collectively, the “Specified Courts”), and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail (to the extent allowed under any applicable statute or rule of court) to such party’s address set forth in Section 13.02 shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any suit, action or other proceeding has been brought in an inconvenient forum.
SECTION 13.09. No Adverse Interpretation of Other Agreements.
          This Indenture may not be used to interpret another indenture, loan or debt agreement of any of the Co-Issuers or any of their Subsidiaries. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

SECTION 13.10. No Personal Liability of Directors, Officers, Employees and Stockholders.
          No past, future or present director, Officer, employee, incorporator, member, manager, agent or shareholder of a Co-Issuer or any Guarantor, as such, shall have any liability for any obligations of the Co-Issuers or any Guarantors under the Notes, this Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability to the fullest extent permitted by law. Such waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees.
SECTION 13.11. Successors.
          All agreements of the Co-Issuers and the Guarantors in this Indenture, the Notes and the Note Guarantees shall bind their respective successors. All agreements of the Trustee in this Indenture shall bind its successor.
SECTION 13.12. Duplicate Originals.
          All parties may sign any number of copies of this Indenture. Each signed copy or counterpart shall be an original, but all of them together shall represent the same agreement.
SECTION 13.13. Severability.
          To the extent permitted by applicable law, in case any one or more of the provisions in this Indenture, in the Notes or in the Note Guarantees shall be held invalid, illegal or unenforceable, in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.
SECTION 13.14. Force Majeure.
          In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services, it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.
SECTION 13.15. Agent for Service; Submission to Jurisdiction; Waiver of Immunities.
          (a) The Co-Issuers and each Guarantor hereby irrevocably consent and agree to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding brought against them with respect to their obligations, liabilities or any other matter arising out of or in connection with this Indenture, by serving a copy thereof upon any employee of any of the Co-Issuers or any Guarantor (in such capacity, the “Company Process Agent”) at any business location that the Co-Issuers or any Guarantor may maintain from time to time in the United States including, without limitation, at the offices of Navios Corporation located at 20 Marshall Street, Suite 200, South Norwalk, Connecticut 06854.
          (b) If at any time the Co-Issuers or any Guarantor has or maintains a business location in the State of New York (such Person, the “New York Presence Obligor”), then the Co-Issuers and the Guarantors shall, within 30 days after such location is opened, is acquired or otherwise exists, irrevocably designate, appoint and empower the New York Presence Obligor as their designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against them in any United States or state court located in the County of New York with respect to their obligations, liabilities or any other matter arising out of or in connection with this Agreement and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts (the “New York Process Agent”). Promptly upon making such appointment, the Co-Issuers and the Guarantors shall promptly deliver notice thereof (which shall attach a copy of the operative appointing documentation) to the Trustee.
          (c) If at any time either (i) neither the Co-Issuers nor any Guarantor maintains a bona fide business location in the State of Connecticut or the State of New York or (ii) a New York Presence Obligor exists but any Co-Issuer or any Guarantor fails to satisfy its obligations under the foregoing paragraph (b), then the Co-Issuers and the Guarantors shall promptly (and in any event within 10 days) irrevocably designate, appoint and empower CT Corporation System, with offices currently at 111 Eighth Avenue, New York, New York 10011 (or such other third party corporate service provider of national standing as may be reasonably acceptable to the Representatives), as their designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against them in any such United States or state court located in the County of New York with respect to their obligations, liabilities or any other matter arising out of or in connection with this Indenture and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts (the “Third Party Process Agent”; each of the Company Process Agent, the New York Process Agent or the Third Party Process Agent, a “Process Agent”) and pay all fees and expenses required by the Third Party Process Agent in connection therewith. If for any reason such Third Party Process Agent hereunder shall cease to be available to act as such, each of the Co-Issuers and the Guarantors agrees to designate a new Third Party Process Agent in the County of New York on the terms and for the purposes of this Section 13.15 satisfactory to the Representatives.
          (d) Each of the Co-Issuers and the Guarantors further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against them by (i) serving a copy thereof upon any of the relevant Process Agents specified in clauses (a) through (c) above, or (ii) or by mailing copies thereof by registered or certified air mail, postage prepaid, to the Co-Issuers, at its address specified in or designated pursuant to this Indenture. Each of the Co-Issuers and the Guarantors agrees that the failure of any Process Agent, to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.
          (e) Each of the Co-Issuers and each Guarantor agree that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing herein shall in any way be deemed to limit the ability of the Trustee or any Holder to serve any such legal process, summons, notices and documents in any other manner permitted by applicable law or to obtain jurisdiction over the Co-Issuers or the Guarantors or bring actions, suits or proceedings against them in such other jurisdictions, and in such manner, as may be permitted by applicable law.
          (f) The provisions of this Section 13.15 shall survive any termination of this Indenture, in whole or in part.
          (g) Each of the Co-Issuers and each of the Guarantors hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Agreement brought in the United States federal courts located in the County of New York or the courts of the State of New York located in the County of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. The Co-Issuers and the Guarantors, and their obligations under this Indenture, the Notes and the Note Guarantees (and the Notations of Guarantee), are subject to civil and commercial law and to suit and none of the Co-Issuers, the Guarantors or any of their respective properties, assets or revenues have any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any of any Greek, Maltese, Marshall Islands, Belgian, Panamanian, Liberian, New York State or U.S. federal court, as the case may be, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution or enforcement of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations or liabilities or any other matter under or arising out of or in connection with this Indenture, the Notes and the Note Guarantees (and the Notations of Guarantee); and, to the extent that the Co-Issuers, any Guarantor or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, each of the Co-Issuers and the Guarantors waived or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in this Indenture, the Notes and the Note Guarantees (and the Notations of Guarantee).
SECTION 13.16. Currency of Account; Conversion of Currency; Foreign Exchange Restrictions.
          (a) U.S. dollars are the sole currency of account and payment for all sums payable by the Co-Issuers and the Guarantors under or in connection with the Notes, the Note Guarantees or this Indenture, including damages related thereto. Any amount received or recovered in a currency other than U.S. dollars by a Holder (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Co-Issuers or otherwise) in respect of any sum expressed to be due to it from the Co-Issuers shall only constitute a discharge to the Co-Issuers to the extent of the U.S. dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that U.S. dollar amount is less than the U.S. dollar amount expressed to be due to the recipient under the Notes, the Co-Issuers shall indemnify it against any loss sustained by it as a result as set forth in Section 13.16(b). In any event, the Co-Issuers and the Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this Section 13.16, it shall be sufficient for the Holder to certify in a satisfactory manner (indicating sources of information used) that it would have suffered a loss had an actual purchase of U.S. dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of U.S. dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). The indemnities set forth in this Section 13.16 constitute separate and independent obligations from other obligations of the Co-Issuers and the Guarantors, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder and shall continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under the Notes.
          (b) The Co-Issuers and the Guarantors, jointly and severally, covenant and agree that the following provisions shall apply to conversion of currency in the case of the Notes, the Note Guarantees and this Indenture:
(1)	(A)	If for the purpose of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into a currency (the “Judgment Currency”) an amount due in any other currency (the “Base Currency”), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which the judgment is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).
(B)	If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Co-Issuers and the Guarantors shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt shall produce the amount in the Base Currency originally due.
     (2) In the event of the winding-up of any Co-Issuer or any Guarantor at any time while any amount or damages owing under the Notes, the Note Guarantees and this

Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Co-Issuers and the Guarantors shall indemnify and hold the Holders and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (i) the date as of which the U.S. Dollar Equivalent of the amount due or contingently due under the Notes, the Note Guarantees and this Indenture (other than under this subsection (b)(2)) is calculated for the purposes of such winding-up and (ii) the final date for the filing of proofs of claim in such winding-up. For the purpose of this subsection (b)(2), the final date for the filing of proofs of claim in the winding-up of any Co-Issuer or any Guarantor shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of such Co-Issuer or such Guarantor may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.
          (c) The obligations contained in subsections (a), (b)(1)(B) and (b)(2) of this Section 13.16 shall constitute separate and independent obligations from the other obligations of the Co-Issuers and the Guarantors under this Indenture, shall give rise to separate and independent causes of action against the Co-Issuers and the Guarantors, shall apply irrespective of any waiver or extension granted by any Holder or the Trustee or either of them from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of any Co-Issuer or any Guarantor for a liquidated sum in respect of amounts due hereunder (other than under subsection (b)(2) above) or under any such judgment or order. Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by any Co-Issuer or any Guarantor or the liquidator or otherwise or any of them. In the case of subsection (b)(2) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.
          (d) The term “rate of exchange” shall mean the rate of exchange quoted by Reuters at 10:00 a.m. (New York time) for spot purchases of the Base Currency with the Judgment Currency other than the Base Currency referred to in subsections (b)(1) and (b)(2) above and includes any premiums and costs of exchange payable.
SECTION 13.17. Patriot Act.
The parties hereto acknowledge that in accordance with Section 326 of the U.S.A. Patriot Act, the Trustee, like all financial institutions and in order to help fight the funding of terrorism and money laundering, is required to obtain, verify, and record information that identifies each person or legal entity that establishes a relationship or opens an account with the Trustee. The parties to this Indenture agree that they will provide the Trustee with such information as it may request in order for the Trustee to satisfy the requirements of the U.S.A. Patriot Act.

SIGNATURES
          IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed all as of the date first written above.

NAVIOS MARITIME HOLDINGS INC., as Co-Issuer
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President-Legal

NAVIOS MARITIME FINANCE (US) INC., as Co-Issuer
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Secretary

ACHILLES SHIPPING CORPORATION
AEGEAN SHIPPING CORPORATION
ANEMOS MARITIME HOLDINGS INC.
APOLLON SHIPPING CORPORATION
ARC SHIPPING CORPORATION
ASTRA MARITIME CORPORATION
BEAUFIKS SHIPPING CORPORATION
CHILALI CORP.
CORSAIR SHIPPING LTD.
CUSTOMIZED DEVELOPMENT S.A.
FLORAL MARINE LTD.
HERAKLES SHIPPING CORPORATION
HIGHBIRD MANAGEMENT INC.
HIOS SHIPPING CORPORATION
HORIZON SHIPPING ENTERPRISES CORPORATION
HYPERION ENTERPRISES INC.
IONIAN SHIPPING CORPORATION
KYPROS SHIPPING CORPORATION
MAGELLAN SHIPPING CORPORATION
MERCATOR SHIPPING CORPORATION
MERIDIAN SHIPPING ENTERPRISES INC.
NAV HOLDINGS LIMITED
NAVIOS CORPORATION
NAVIOS HANDYBULK INC.
NAVIOS INTERNATIONAL INC.
NAVIOS MARITIME HOLDINGS INC.
NOSTOS SHIPMANAGEMENT CORP.
ORBITER SHIPPING CORP.
PANDORA MARINE INC.
PHAROS NAVIGATION S.A.
PRIMAVERA SHIPPING CORPORATION
PUEBLO HOLDINGS LTD.
QUENA SHIPMANAGEMENT INC.
RED ROSE SHIPPING CORP.
RHEIA ASSOCIATES CO.
ROWBOAT MARINE INC.
RUMER HOLDING LTD.
SHIKHAR VENTURES S.A.
SIZZLING VENTURES INC.
STAR MARITIME ENTERPRISES CORPORATION
TAHARQA SPIRIT CORP.
WHITE NARCISSUS MARINE S.A.,
     as Guarantors

By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Authorized Signatory

SURF MARITIME CO., as Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Authorized Signatory

NAVIOS SHIPMANAGEMENT INC., as Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Authorized Signatory

KOHYLIA SHIPMANAGEMENT S.A., as Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Authorized Signatory

DUCALE MARINE INC., as Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Authorized Signatory

PORTOROSA MARINE CORP., as Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Authorised Signatory

HESTIA SHIPPING LTD., as Guarantor
By:	/s/ George Achniotis
	Name:	George Achniotis
	Title:	Authorized Signatory

KLEIMAR LTD., as Guarantor
By:	/s/ George Achniotis
	Name:	George Achniotis
	Title:	Authorized Signatory

KLEIMAR N.V., as Guarantor
By:	/s/ George Achniotis
	Name:	George Achniotis
	Title:	Authorized Signatory

GINGER SERVICES CO., as Guarantor
By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Authorized Signatory

NAVIMAX CORPORATION, as Guarantor
By:	/s/ Shunji Sasada
	Name:	Shunji Sasada
	Title:	Authorized Signatory

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee
By:	/s/ Martin Reed
	Name:	Martin Reed
	Title:	Vice President

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Collateral Trustee
By:	/s/ Martin Reed
	Name:	Martin Reed
	Title:	Vice President

EXHIBIT A
[Insert the Global Note Legend, if applicable pursuant to the provisions of the Indenture]
[Insert the Private Placement Legend, if applicable pursuant to the provisions of the Indenture]

NAVIOS MARITIME HOLDINGS INC.
NAVIOS MARITIME FINANCE (US) INC.
8 7/8% First Priority Ship Mortgage Notes due 2017

CUSIP No. [639365AC9][Y62196AB9]
ISIN No. [US639365AC91][USY62196AB97]

No.	$
          NAVIOS MARITIME HOLDINGS INC., a Marshall Islands corporation, and NAVIOS MARITIME FINANCE (US) INC., a Delaware corporation, as co-issuers, (the “Co-Issuers”), for value received, jointly and severally, promise to pay to                      or its registered assigns, the principal sum of      U.S. dollars [or such other amount as is provided in a schedule attached hereto]1 on November 1, 2017.
          Interest Payment Dates: May 1 and November 1, commencing May 1, 2010.
          Record Dates: April 15 and October 15.
          Reference is made to the further provisions of this Note contained herein, which shall for all purposes have the same effect as if set forth at this place.

[1]	This language should be included only if the Note is issued in global form.

          IN WITNESS WHEREOF, each Co-Issuer has caused this Note to be signed manually or by facsimile by its duly authorized Officer.
Dated:

NAVIOS MARITIME HOLDINGS INC., as Co-Issuer
By:
Name:
Title:

NAVIOS MARITIME FINANCE (US) INC., as Co-Issuer
By:
Name:
Title:

FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION
          This is one of the 8 7/8% First Priority Ship Mortgage Notes due 2017 described in the within-mentioned Indenture.
Dated:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee
By:
Authorized Signatory

(Reverse of Note)
8 7/8% First Priority Ship Mortgage Notes due 2017
          Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.
          SECTION 1. Interest. Navios Maritime Holdings Inc., a Marshall Islands corporation, and Navios Maritime Finance (US) Inc., a Delaware Corporation, as co-issuers, (the “Co-Issuers”), jointly and severally promise to pay interest (including Additional Interest, if applicable) on the principal amount of this Note at 8 7/8% per annum from May 1, 2010, until maturity. The Co-Issuers shall pay interest semi-annually in arrears on May 1 and November 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”), commencing May 1, 2010. Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. The Co-Issuers shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand to the extent lawful at the interest rate applicable to the Notes; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Interest, if any (in each case without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.
          SECTION 2. Method of Payment. The Co-Issuers shall pay interest and Additional Interest, if any, on the Notes to the Persons who are registered Holders at the close of business on the April 15 or October 15 next preceding the Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes shall be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Co-Issuers shall pay principal, premium, if any, and interest on the Notes in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts (“U.S. Legal Tender”). Principal, premium, if any, interest and Additional Interest, if any, on the Notes shall be payable at the office or agency of the Co-Issuers maintained in the United States for such purpose except that, at the option of the Co-Issuers, the payment of interest and Additional Interest, if any, may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that for Holders owning at least $100,000 aggregate principal amount of Notes that have given wire transfer instructions to the Co-Issuers at least ten (10) Business Days prior to the applicable payment date, the Co-Issuers shall make all payments of principal, interest, premium and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Co-Issuers, the Co-Issuers’ office or agency in the United States shall be the office of the Trustee maintained for such purpose.
          SECTION 3. Paying Agent and Registrar. Initially, Wells Fargo Bank, National Association, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Co-Issuers may change any Paying Agent or Registrar without prior notice to any Holder. Except as provided in the Indenture, the Co-Issuers or any of their Subsidiaries may act in any such capacity.
          SECTION 4. Indenture. The Co-Issuers issued the Notes under an Indenture dated as of November 2, 2009 (the “Indenture”) by and among the Co-Issuers, the Guarantors (as defined therein), Wells Fargo Bank, National Association, as Collateral Trustee, and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb) (the “Trust Indenture Act”). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.
          SECTION 5. Optional Redemption.
          (a) On or after November 1, 2013, the Co-Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable Redemption Date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date:

Year	Percentage
2013	104.438%
2014	102.219%
2015 and thereafter	100.000%
          (b) Prior to November 1, 2013, the Co-Issuers may, at their option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the sum of:
               (i) 100% of the principal amount of the Notes to be redeemed, plus
               (ii) the Applicable Premium, plus
accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable Redemption Date, subject to the right of Holders on the relevant Record Date to receive interest due on the relevant interest payment date (a “Make-Whole Redemption”).
          SECTION 6. Redemption With Proceeds of Equity Offerings. At any time prior to November 1, 2012, the Co-Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a Redemption Price of 108.875% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, with the net cash proceeds of one or more Equity Offerings; provided that:

     (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (excluding Notes held by the Co-Issuers and their Restricted Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and
     (2) such redemption occurs not more than 180 days after the date of the closing of the relevant such Equity Offering.
          SECTION 7. Redemption for Changes in Withholding Tax. The Co-Issuers may, at their option, redeem all, but not less than all, of the Notes then outstanding at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Amounts, if any, thereon to the Redemption Date, if the Co-Issuers have become or would become obligated to pay, on the next date on which any amount would be payable with respect to such Notes, any Additional Amounts as a result of any change in law (including any regulations promulgated thereunder) or in the official interpretation or administration of law, if such change is announced and becomes effective on or after the Issue Date and the Co-Issuers determine in good faith that such obligation cannot be avoided (including, without limitation, by changing the jurisdiction from which or through which payment is made) by the use of reasonable measures (not requiring material cost) available to the Co-Issuers and the Guarantors.
          Notice of any such redemption must be given within 60 days of the earlier of the announcement and the effectiveness of any such amendment or change referred to in the preceding paragraph. At the time such notice of redemption is given, such obligation to pay such Additional Amounts must remain in effect. Immediately prior to the mailing of any notice of redemption described above, the Co-Issuers shall deliver to the Trustee (i) an Officers’ Certificate stating that the Co-Issuers are entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Co-Issuers so to elect to redeem have occurred and (ii) if requested by the Trustee, an Opinion of Counsel qualified under the laws of the relevant jurisdiction to the effect that the Co-Issuers or the applicable Guarantor or such successor Person, as the case may be, has or will become obligated to pay such Additional Amounts as a result of such amendment or change.
          SECTION 8. Selection and Notice of Redemption. Notes in denominations larger than $2,000 may be redeemed in part; provided that Notes shall be redeemed only in integral multiples of $1,000 unless all Notes held by a Holder are to be redeemed. Notice of redemption shall be mailed by first class mail at least 30 days but not more than 60 days before the Redemption Date to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest and Additional Interest, if any, cease to accrue on Notes or portions thereof called for redemption, unless the Co-Issuers default in the payment of the Redemption Price.

          SECTION 9. Mandatory Redemption. The Co-Issuers shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes (it being understood that the foregoing shall not limit Section 10 below).
          SECTION 10. Repurchase at Option of Holder.
          (a) Upon the occurrence of a Change of Control, and subject to certain conditions set forth in the Indenture, the Co-Issuers shall be required to offer to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of the outstanding Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant interest payment date.
          (b) The Co-Issuers are, subject to certain conditions and exceptions, obligated to make an offer to purchase Notes and certain other pari passu Indebtedness at 100% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase, with certain Excess Proceeds, Excess Collateral Proceeds, Excess Loss Proceeds and Escrow Proceeds, in each case in accordance with the Indenture.
          SECTION 11. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Co-Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Co-Issuers and the Registrar are not required to transfer or exchange any Note selected for redemption, except the unredeemed portion of any Note being redeemed in part. Also, the Co-Issuers and the Registrar are not required to transfer or exchange any Notes for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed.
          SECTION 12. Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.
          SECTION 13. Amendment, Supplement and Waiver. The Indenture, the Security Documents and the Notes may be amended, supplemented or waived as set forth in, and subject to the terms and conditions of, the Indenture.
          SECTION 14. Defaults and Remedies. The Events of Default relating to the Notes are set forth in Section 6.01 of the Indenture. If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes generally may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency as set forth in the Indenture, all outstanding Notes shall become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of the Holders of all of the Notes rescind an acceleration or waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, or the principal of, or the premium or Additional Interest on, the Notes, subject to certain conditions being met. The Co-Issuers shall deliver to the trustee a statement specifying any Default or Event of Default within 30 days of becoming aware thereof.
          SECTION 15. Additional Amounts. All payments made by the Co-Issuers under or with respect to this Note or by a Guarantor under or with respect to its Note Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, to the extent provided in Section 4.20 of the Indenture.
          SECTION 16. Security Documents. In order to secure the due and punctual payment of the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Co-Issuers and the Guarantors under the Indenture, the Notes and the Guarantees when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes, the Guarantees and the Indenture, each Co-Issuer and each of the Mortgaged Vessel Guarantors have granted security interests in and Liens on the Collateral owned by it to the Collateral Trustee on behalf of the Trustee for the benefit of the Holders pursuant to the Indenture and the Security Documents. The Notes will be secured by Liens and security interests in the Collateral that are subject only to Permitted Liens.
          Each Holder, by accepting a Note, consents and agrees to all of the terms and provisions of the Security Documents, as the same may be amended from time to time pursuant to the respective provisions thereof and of the Indenture.
          The Collateral Trustee, the Trustee and each Holder acknowledge that a release of any of the Collateral or Lien strictly in accordance with the terms and provisions of any of the Security Documents and the terms and provisions of the Indenture will not be deemed for any purpose to be an impairment of the security under the Indenture.
          SECTION 17. No Recourse Against Others. No past, future or present director, Officer, employee, incorporator, member, manager, agent or shareholder of any Co-Issuer or any Guarantor, as such, shall have any liability for any obligations of any Co-Issuer or any Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. The Holder by accepting this Note and the Note Guarantees waives and releases all such liability. Such waiver and release are part of the consideration for issuance of this Note and the Note Guarantees.
          SECTION 18. Note Guarantees. This Note shall be entitled to the benefits of certain Note Guarantees made for the benefit of the Holders. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders.
          SECTION 19. Trustee Dealings with the Co-Issuers. Subject to certain terms set forth in the Indenture, the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes and may otherwise deal with the Co-Issuers, the Guarantors their Subsidiaries or their respective Affiliates as if it were not the Trustee.
          SECTION 20. Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.
          SECTION 21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).
          SECTION 22. Additional Rights of Holders of Restricted Global Notes and Restricted Definitive Notes. Pursuant to, but subject to the exceptions in, the Registration Rights Agreement, the Co-Issuers and the Guarantors shall be obligated to use their commercially reasonable efforts to consummate an exchange offer pursuant to which the Holder of this Note shall have the right to exchange this Note for a 8 7/8% First Priority Ship Mortgage Note due 2017 of the Co-Issuers which shall have been registered under the Securities Act, in like principal amount and having terms identical in all material respects to this Note (except that such Note shall not be entitled to Additional Interest and shall not contain terms with respect to transfer restrictions). The Holders shall be entitled to receive certain Additional Interest in the event such exchange offer is not consummated or the Notes are not offered for resale and upon certain other conditions, all pursuant to and in accordance with the terms of the Registration Rights Agreement.2
          SECTION 23. CUSIP and ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Co-Issuers have caused CUSIP and ISIN numbers to be printed on the Notes and the Trustee may use CUSIP or ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.
          SECTION 23. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
          The Co-Issuers shall furnish to any Holder upon written request and without charge a copy of the Indenture.

[2]	This Section not to appear on Exchange Securities or Additional Notes unless required by the terms of such Additional Notes.

ASSIGNMENT FORM
I or we assign and transfer this Note to

(Print or type name, address and zip code of assignee or transferee)
(Insert Social Security or other identifying number of assignee or transferee)
and irrevocably appoint                                                              agent to transfer this Note on the books of the Co-Issuers. The agent may substitute another to act for him.

Dated:	Signed:
(Sign exactly as name appears on the other side of this Note)

Signature Guarantee:

Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee)
          In connection with any transfer of this Note occurring prior to the date which is the date following the second anniversary of the original issuance of this Note, the undersigned confirms that it has not utilized any general solicitation or general advertising in connection with the transfer and is making the transfer pursuant to one of the following:
[Check One]

(1)	___	to the Co-Issuers or a subsidiary thereof; or

(2)	___	to a person who the transferor reasonably believes is a “qualified institutional buyer” pursuant to and in compliance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”); or

(3)	___	outside the United States to a non-“U.S. person” as defined in Rule 902 of Regulation S under the Securities Act in compliance with Rule 904 of Regulation S under the Securities Act; or

(4)	___	pursuant to the exemption from registration provided by Rule 144 under the Securities Act or pursuant to another exemption available under the Securities Act; or

(5)	___	pursuant to an effective registration statement under the Securities Act.

and unless the box below is checked, the undersigned confirms that such Note is not being transferred to an “affiliate” of the Co-Issuers as defined in Rule 144 under the Securities Act (an “Affiliate”):
          ☐     transferee is an Affiliate of the Co-Issuers.
          Unless one of the foregoing items (1) through (6) is checked, the Trustee shall refuse to register any of the Notes evidenced by this certificate in the name of any person other than the registered Holder thereof; provided, however, that if item (3) or (4) is checked, the Co-Issuers or the Trustee may require, prior to registering any such transfer of the Notes, in their sole discretion, such written legal opinions, certifications (including an investment letter in the case of box (3)) and other information as the Trustee or the Co-Issuers has reasonably requested to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.
          If none of the foregoing items (1) through (5) are checked, the Trustee or Registrar shall not be obligated to register this Note in the name of any person other than the Holder hereof unless and until the conditions to any such transfer of registration set forth herein and in Section 2.16 of the Indenture shall have been satisfied.

Dated:	Signed:
(Sign exactly as name appears on the other side of this Note)

Signature Guarantee:

Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee)
TO BE COMPLETED BY PURCHASER IF (2) ABOVE IS CHECKED
          The undersigned represents and warrants that it is purchasing this Note for its own account or an account with respect to which it exercises sole investment discretion and that it and any such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act and is aware that the sale to it is being made in reliance on Rule 144A and acknowledges that it has received such information regarding the Co-Issuers as the undersigned has requested pursuant to Rule 144A or has determined not to request such information and that it is aware that the transferor is relying upon the undersigned’s foregoing representations in order to claim the exemption from registration provided by Rule 144A.

Dated:

	NOTICE:	To be executed by an executive officer

OPTION OF HOLDER TO ELECT PURCHASE
          If you want to elect to have this Note purchased by the Co-Issuers pursuant to Section 4.09, Section 4.13(I), Section 4.13(II), Section 4.21 or Section 4.22 of the Indenture, check the appropriate box:

Section 4.09	☐
Section 4.13(I)	☐
Section 4.13(II)	☐
Section 4.21	☐
Section 4.22	☐
          If you want to elect to have only part of this Note purchased by the Co-Issuers pursuant to Section 4.09, Section 4.13(I), Section 4.13(II), Section 4.21 or Section 4.22 of the Indenture, state the amount (in denominations of $2,000 and integral multiples of $1,000 in excess thereof): $

Dated:	Signed:
(Sign exactly as name appears on the other side of this Note)

Signature Guarantee:

Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor program reasonably acceptable to the Trustee)

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE3
          The following exchanges of a part of this Global Note for an interest in another Global Note or for a Physical Note, or exchanges of a part of another Global Note or Physical Note for an interest in this Global Note, have been made:

			Principal Amount of	Signature of
	Amount of decrease in	Amount of increase in	this Global Note	authorized signatory
	Principal Amount of	Principal Amount of	following such decrease	of Trustee or Note
Date of Exchange	this Global Note	this Global Note	(or increase)	Custodian

[3]	This schedule should be included only if the Note is issued in global form.

EXHIBIT B
FORM OF LEGENDS
          Each Global Note and Physical Note that constitutes a Restricted Security shall bear the following legend (the “Private Placement Legend”) on the face thereof until after the second anniversary of the Issue Date, unless otherwise agreed by the Co-Issuers and the Holder thereof or if such legend is no longer required by Section 2.16(f) of the Indenture:
THE NOTES EVIDENCED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A)(1) TO A PERSON WHO THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), (4) PURSUANT TO ANOTHER APPLICABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (5) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES AND OTHER JURISDICTIONS.
          Each Global Note authenticated and delivered hereunder shall also bear the following legend:
     THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE OF A DEPOSITORY OR A SUCCESSOR DEPOSITORY. THIS NOTE IS NOT EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS NOTE (OTHER THAN A TRANSFER OF THIS NOTE AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.
     UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF

B-1

TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

B-2

EXHIBIT C
Form of Certificate To Be Delivered
in Connection with Transfers
      Pursuant to Regulation S
[          ], [   ]
Wells Fargo Bank, National Association
Corporate Trust Services
45 Broadway, 14th floor
New York, New York 10006
Wells Fargo Bank, National Association
As Trustee and Registrar — DAPS Reorg
MAC N9303-121
608 2nd Ave South
Minneapolis, MN 55479

Re:	Navios Maritime Holdings Inc. and Navios Maritime Finance (US) Inc. (the “Co-Issuers”) 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “Notes”)
Ladies and Gentlemen:
          In connection with our proposed sale of $400,000,000 aggregate principal amount of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, we represent that:
     (1) the offer of the Notes was not made to a person in the United States;
     (2) either (a) at the time the buy offer was originated, the transferee was outside the United States or we and any person acting on our behalf reasonably believed that the transferee was outside the United States, or (b) the transaction was executed in, on or through the facilities of a designated offshore securities market and neither we nor any person acting on our behalf knows that the transaction has been prearranged with a buyer in the United States;
     (3) no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S, as applicable;
     (4) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act; and

C-1

     (5) we have advised the transferee of the transfer restrictions applicable to the Notes.
          You, as Trustee, the Co-Issuers, counsel for the Co-Issuers and others are entitled to conclusively rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby. Terms used in this certificate have the meanings set forth in Regulation S under the Securities Act.

Very truly yours, [Name of Transferor]
By:
Authorized Signatory

C-2

EXHIBIT D
FORM OF SUPPLEMENTAL INDENTURE
TO BE DELIVERED BY SUBSEQUENT GUARANTORS
          SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of           , 20  , among           (the “Guaranteeing Subsidiary”), a subsidiary of Navios Maritime Holdings Inc. (or its permitted successor), a Marshall Islands corporation, (the “Company”) and Navios Maritime Finance (US) Inc., a Delaware corporation, (together with the Company, the “Co-Issuers”), the other Guarantors (as defined in the Indenture referred to herein) and Wells Fargo Bank, National Association, as trustee (or its permitted successor) under the Indenture referred to below (the “Trustee”) and as collateral trustee (or its permitted successor) under the Indenture referred to below (the “Collateral Trustee”).
          WITNESSETH
          WHEREAS, the Co-Issuers and the Guarantors has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of November 2, 2009 providing for the issuance of 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “Notes”);
          WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Subsidiary shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Guaranteeing Subsidiary shall unconditionally guarantee all of the Co-Issuers’ obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Note Guarantee”); and
          WHEREAS, pursuant to Section 9.01 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.
          NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Subsidiary and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:
          1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
          2. AGREEMENT TO GUARANTEE. The Guaranteeing Subsidiary hereby agrees to provide an unconditional Guarantee, on and subject to the terms, conditions and limitations set forth in the Notation of Guarantee and in the Indenture, including, but not limited, to Article Ten thereof.
          4. NEW YORK LAW TO GOVERN. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO CONFLICTS OF

LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
          5. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.
          6. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.
          7. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Subsidiary and the Co-Issuers.

          IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.
Dated:          , 20

[GUARANTEEING SUBSIDIARY]
By:
Name:
Title:

NAVIOS MARITIME HOLDINGS INC.
By:
Name:
Title:

[EXISTING GUARANTORS]
By:
Name:
Title:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee
By:
Authorized Signatory

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Collateral Trustee
By:
Authorized Signatory

EXHIBIT E
NOTATION OF GUARANTEE
          For value received, each Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of November 2, 2009 (the “Indenture”), among Navios Maritime Holdings Inc. and Navios Maritime Finance (US) Inc. (collectively, the “Co-Issuers”), the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (the “Trustee”) and collateral trustee, (a) (x) the due and punctual payment of the principal of, premium, if any, and interest and Additional Interest, if any, on the Notes when and as the same shall become due and payable, whether at maturity, upon redemption or repurchase, by acceleration or otherwise, (y) the due and punctual payment of interest on the overdue principal and (to the extent permitted by law) interest and Additional Interest, if any, on the Notes and (z) the due and punctual payment and performance of all other obligations of the Co-Issuers and all other obligations of the other Guarantors (including under the Note Guarantees). The obligations of the Guarantors to the Holders and to the Trustee pursuant to the Note Guarantee and the Indenture are expressly set forth in Article 10 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Note Guarantee.
          Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

E-1

          IN WITNESS WHEREOF, each Guarantor has caused this Notation of Guarantee to be duly executed.
Date:

[Guarantors]

E-2

EXHIBIT F-1
Form of Greek Ship Mortgage
TRANSLATION
Number
Constitution of a preferred ship mortgage of US $ 400,000,000 to secure a principal of US $ 400,000,000
plus interest, expenses and indemnities
on [     ]
          1. NAVIOS MARITIME HOLDINGS Inc., a Marshall Islands corporation (the “Company”) and NAVIOS MARITIME FINANCE (US) Inc., a Delaware corporation (collectively the “Co-Issuers”), have jointly and severally issued on November 2, 2009, in U.S.A., US dollars Four Hundred Million ($ 400,000,000) of their 8 7/8% First Priority Ship Mortgage Notes due 2017 (hereinafter referred to as the “Note Issue”) In order to secure its obligations under its guarantee, the Shipowner has agreed to execute and deliver inter alia this Mortgage as collateral security therefore. The notes issued under the Indenture referred to below and constituting the Note Issue and the notes to be issued in replacement or substitution thereof are hereinafter collectively called the “Notes” and individually a “Note”). The Note Issue bears interest at the rate of 8 7/8% per annum and if overdue 8 7/8% per annum. Interest is payable semi-annually in arrears on the first day of each May and November commencing on May 1, 2010. Additional interest if any is payable at the rate of up to 1.25% per annum as set forth in the Indenture and the Notes.
          2. The Note Issue is guaranteed (the “Guarantees”) irrevocably and unconditionally, jointly and severally, by certain Subsidiaries of the Company including the Shipowner (the “Guarantors”).
          3. A Greek translation of pertinent excerpts the form of the Notes with the Guarantees included therein, is attached hereto as Exhibit “A” and made an integral part hereof, it being expressly agreed that the English text is the original and, in case of any difference between such original and the Greek translation given below, the English text shall prevail.
          4. The Notes and related Guarantees have been issued and the Mortgagee has been appointed Trustee for the Notes pursuant to an indenture dated November 2, 2009 (such indenture as from time to time amended or supplemented being hereinafter called the “Indenture”) executed in the city of New York, New York, U.S.A. by and among the Mortgagee, as Trustee and Collateral Trustee, the Co-Issuers and the Guarantors. The Indenture contains in detail the terms and conditions of the Note Issue and the contents thereof constitute an integral part hereof. It being agreed that terms used herein and not otherwise defined are used as defined in the Indenture and that, in the event of any inconsistency between the provisions of the Indenture

F-1-1

and the provisions of this Mortgage, the provisions of the Indenture shall be paramount and shall prevail.
          5. (a) Without prejudice to any other provisions of the Indenture and the Security Documents and for the purpose of preserving the initial and continuing validity of the security rights granted and to be granted by the Co-Issuers and each Guarantor to the Mortgagee, an amount equal to and in the same currency of the obligations under the Notes and the Guarantees from time to time due by the Co-Issuers or such Guarantor in accordance with the terms and conditions of the Notes and Guarantees, is owing under the Indenture as a separate and independent, joint and several obligation of the Co-Issuers and each Guarantor to the Mortgagee (such payment undertaking and the obligations and liabilities which are the result thereof the “Parallel Debt”), as Collateral Trustee and joint and several creditor.
          (b) The Co-Issuers, each Guarantor and the Mortgagee have acknowledged in the Indenture and the Shipowner hereby acknowledges that (i) for this purpose the Parallel Debt constitutes undertakings, joint and several obligations and liabilities of the Co-Issuers and each Guarantor to the Mortgagee under the Indenture and the Security Documents which are separate and independent from, and without prejudice to, the corresponding obligations under the Notes and Guarantees which the Co-Issuers or such Guarantor have to the holders of the Notes, and (ii) that the Parallel Debt represents the Mortgagee’s claims, as mortgagee, to receive payment of the Parallel Debt; provided that the total amount which may become due under the Parallel Debt shall never exceed the total amount which may become due under the Notes and Guarantees; provided, further, that the Mortgagee shall exercise its rights with respect to the Parallel Debt solely in accordance with the Indenture and the Security Documents.
          (c) Every payment of monies made by the Co-Issuers or a Guarantor to the Mortgagee shall (conditionally upon such payment not subsequently being avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, insolvency, liquidation or similar laws of general application) be in satisfaction pro tanto of the covenant by the Co-Issuers or such Guarantor described in this Recital (5); provided that if any such payment as is mentioned above is subsequently avoided or reduced by virtue of any provisions or enactments relating to bankruptcy, liquidation or similar laws of general application, the Mortgagee shall be entitled to receive the amount of such payment from the Co-Issuers or such Guarantor and the Co-Issuers or such Guarantor shall remain liable to perform the relevant obligation and the relevant liability shall be deemed not to have been discharged.
          (d) Subject to the provision in paragraph (c) of this Recital (5), but notwithstanding any of the other provisions of this paragraph (d):
     (i) the total amount due and payable as Parallel Debt under the Indenture shall be decreased to the extent that the Co-Issuers or a Guarantor shall have paid any amounts to the Mortgagee on behalf of the holders of the Notes or any of them to reduce the outstanding principal amount of the Notes or the Mortgagee on behalf of the holders of the Notes otherwise receives any amount in payment of the Notes and the Guarantees; and

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     (ii) to the extent that the Co-Issuers or a Guarantor shall have paid any amounts to the Mortgagee under the Parallel Debt or the Mortgagee shall have otherwise received monies in payment of the Parallel Debt, the total amount due and payable under the Notes and the Guarantees shall be decreased as if said amounts were received directly in payment of the Notes and Guarantees.
          6. In respect of the Parallel Debt, the Mortgagee as Collateral Trustee and joint creditor has inter alia the right, power and authority in its own name to:
     (a) pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Notes issued under the Indenture and constituting the Note Issue or to enforce the performance of any provision of the Notes, the Indenture or this Mortgage,
     (b) recover judgment in its own name against the Co-Issuers or the Shipowner or any other obligor on the Notes for the whole amount of principal and accrued interest remaining unpaid, together with interest overdue on principal and, to the extent that payment of such interest is lawful, interest on overdue payments of interest, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Mortgagee, its agents and counsel, and
     (c) file such proofs of claim and other papers of documents as may be necessary or advisable in order to have the claims of the Mortgagee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Mortgagee, its agents and counsel) and the holders of the Notes allowed in any judicial proceedings relative to the Co-Issuers, the Shipowner or any other obligor under the Notes, its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any custodian or public or court officer in any such judicial proceedings is authorized to make such payments to the Mortgagee and, in the event that the Mortgagee shall consent to the making of such payments directly to the holders of the Notes, to pay to the Mortgagee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Mortgagee, its agents and counsel, and any other amounts due the Mortgagee under the Indenture.
          All rights of action and claims under the Indenture or this Mortgage may be enforced by the Mortgagee even if the Mortgagee does not possess any of the Notes or does not produce any of them in the proceedings.
          7. It was one of the conditions of the indenture that the Shipowner executes this Mortgage on the Greek flag Vessel [     ] described in Clause 10 below.
          8. In order to secure the repayment to the Mortgagee of any and all monies payable by the Shipowner in respect of the Parallel Debt and any all other monies including interest, premium (if any), commissions, expenses, taxes, indemnities and other charges due to the Mortgagee under the terms of the Indenture and/or the Notes and/or the Guarantees and/or hereof

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and under any eventual subsequent amendment of the terms of the Indenture and/or the Notes and/or the Guarantees and/or this Mortgage (including by way of indication the variation of the manner of computation or the time of payment of interest and the variation of the time of repayment of principal) or any claim of the Mortgagee against the Shipowner and/or the officers, representatives, employees and servants thereof out of tort and/or unjust enrichment and/or payment of monies not due relating to the Parallel Debt and/or the Note Issue and/or the execution of the Indenture and/or the Guarantees and/or the Notes and/or this Mortgage, same constituting additional indebtedness secured by this Mortgage (all such monies being hereinafter collectively referred to as the “Indebtedness”) and the performance of and compliance with all the covenants, terms, conditions and obligations on the part of the Shipowner contained in the Indenture, the Guarantees and this Mortgage, the Shipowner hereby grants unto the Mortgagee and its successors and assigns, the right in rem of an interest bearing preferred mortgage up to the aggregate principal amount of US dollars Four Hundred Million ($ 400,000,000) on the whole of the Greek flag vessel [ ] (hereinafter called the “Vessel”), as more particularly described in Clause 10 hereunder together with all her boilers, engines, machinery, outfit, spare parts, bunkers, lubricants and gear and all other constituent parts and appurtenances thereto belonging, whether now owned or hereafter acquired, and all additions, improvements and replacements made in or to the Vessel as well as the right to register such Mortgage in the appropriate Ships Mortgage Register, without the Shipowner taking part therein and without service of the relevant mortgage summary on the Shipowner.
          9. This Mortgage shall be governed by the Mortgage conditions set forth in Exhibit “B” hereof, the text whereof constitutes an integral part of this Mortgage, and shall be further governed by and construed in accordance with the laws of the Hellenic Republic and in particular, but without limitation, (i) the provisions of the Greek Code of Private Maritime Law (Law 3816/1958) as completed by Legislative Decree 3899/1958 on “Preferred Mortgage on Ships” (all the provisions whereof which benefit the mortgagees being deemed to have been contained herein to the same extent as if set out verbatim herein), (ii) the provisions of Greek Legislative Decree 2687/1953 on “the Investment and Protection of Capital from Abroad”, and (iii) the ministerial decision No.                      (Gov. Gazette Section TAPS, Issue                     ) of the competent Ministers of the Hellenic Republic issued in relation to the Vessel in accordance with article 13 of the said L. D. 2687/1953 (hereinafter called the “Instrument of Approval”).
          10. The Vessel mortgaged hereby is the Greek flag motor tanker vessel named [     ] registered in the B Class steamships registers kept at the port of Piraeus under serial number                     , IMO number                      bearing international call letters                     , having a gross tonnage of                      gross registered tons, and a net tonnage of                      net registered tons. The Vessel is built of steel and has an engine of a horse power of                      burning oil for its fuel. The other distinctive dimension of the Vessel pursuant to the official measurement certificate issued in Piraeus on                      are as follows: registered length                      registered breadth                      registered depth                     . The Vessel has been transferred to the Shipowner by                      pursuant to a bill of sale dated                     ,                     .
          11. The parties hereto appoint as their respective agents for the service of legal process in Greece:

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     (a) the Mortgagee: George J. MORATIS, attorney-at-law, 15, Voukourestiou Street, Athens, Greece.
     (b) the Shipowner: Vassiliki PAPAEFTHYMIOU, attorney-at-law, 85, Akti Miaouli, Piraeus, Greece
          The above agents, without limitation as to any other lawful agent or representative and/or way of service, are hereby authorized and instructed to accept service of any and all documents emanating from the other party in relation to this deed and the Indebtedness and in particular, but without limitation to the generality of the foregoing, civil actions, judicial process, notices and legal process of enforced execution served upon it. In case any such agent refuses to comply with its duties aforesaid, changes its domicile or residence or dies or (in case of legal entities) is wound up, the said service of process relating to this Mortgage may be made, in accordance with article 3 of L.D. 3899/1958 concerning “Preferred Mortgages on Vessels”, upon the First Instance Public Prosecutor in the district where is kept the Ships Mortgage Registry of the Vessel.
          12. For the purpose of registration of this Mortgage in the appropriate Ships Mortgage Register and the Notation hereof in the Mortgage Book of the Vessel (as required by L.D. 3899/1958):
     (a) The name, residence and occupation of the mortgagee is: WELLS FARGO BANK National Association, as Collateral Trustee and joint creditor, of 625, Marquette Avenue, Mineapolis, MN 55402, U.S.A., occupation: bank and trust company.
     (b) The name, residence and occupation of the Mortgagor (the “Shipowner”) is: [   ].
     (c) The amount for which this Mortgage is granted is up to US dollars Four Hundred Million ($400,000,000) plus interest, expenses and indemnities, to secure:
     (i) the repayment of the principal amount of US dollars Four Hundred Million ($400,000,000) in respect of parallel debt due to the mortgagee, as Collateral Trustee and joint creditor of notes issued or to be issued jointly and severally by NAVIOS MARITIME HOLDINGS Inc. and NAVIOS MARITIME FINANCE (US) Inc., as co-issuers, and guaranteed by the Shipowner;
     (ii) the payment of eventual costs, expenses and disbursements which may become payable by the Shipowner to the Mortgagee under this Mortgage;
     (iii) the payment of any substitute claim in respect of any of the abovementioned amounts, which the Mortgagee may have against the Shipowner or the Co-Issuers or any other guarantors of the above Notes or the representatives or agents thereof, arising out of unjust enrichment, tort or for any other reason whatsoever; and

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     (iv) the payment of interest on any amounts secured by this Mortgage at the rate of 8 7/8% per annum, and if overdue, at the rate of 8 7/8% per annum, plus additional interest, if any, payable at the rate of up to 1.25% per annum, as set forth in the Indenture and the Notes.
     (d) Final Maturity Date of the indebtedness secured by this Mortgage is November 1, 2017 but, in certain events referred to in Section 3.01 of Exhibit “B” of this Mortgage, such indebtedness may become immediately due and payable.
     (e) Are forbidden: the sale, the transfer or the demise charter of the Vessel, and the granting of further mortgages thereon without the prior written consent of the Mortgagee.
     (f) Agents for the service of legal process are appointed:
     (i) by the Mortgagee: George J. MORATIS, attorney-at-law, 15, Voukourestiou Street, Athens, Greece.
     (ii) by the Shipowner: Vassiliki PAPAEFTHYMIOY, attorney-at-law, 85, Akti Miaouli, Piraeus, Greece
          12. In pursuance of this Mortgage, the Shipowner under the terms of a certain first Priority Assignment of Insurance and a First Priority Assignment of Freights and Hires dated the date hereof has further assigned and transferred to the Mortgagee, all the Shipowner’s right, title and interest in and to:
     (a) the policies of insurance and entries in a mutual insurance association or club that have now or may thereafter be taken out in respect of the Vessel for hull and machinery, freights, disbursements, profits or otherwise howsoever and for protection and indemnity and all the benefits thereof including all claims of whatsoever nature, return of premiums, etc.; provided, however, that such insurances shall not include any policies of insurances issued to the Shipowner or for the Shipowner’s benefit that provide coverage for a credit default by a charterer under any charter party concerning the Vessel; and
     (b) all hires of the Vessel which shall include all freights, passage monies, hire monies, requisition compensation, salvage, charter remuneration, demurrage, detention monies or claims for damage arising out of the breach of any contract relating to the employment of the Vessel and in general all the earnings of the Vessel.
          13. In further pursuance of this Mortgage, the Shipowner further transfers and assigns hereby to the Mortgagee all the rights, privileges, exemptions and accommodations of the Shipowner provided for generally in respect of the “Shipowner” of the Vessel in the Instrument of Approval. Notwithstanding anything herein contained to the contrary, the Shipowner shall remain liable under the Instrument of Approval and any applicable laws or regulations to perform all of the obligations on its part to be performed thereunder, and the Mortgagee shall have no obligation or liability under the Instrument of Approval or such laws and regulations by reason of or arising out of this Mortgage, nor shall the Mortgagee be required or obligated in any

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manner to perform or fulfill any obligation of the Shipowner pursuant to the Instrument of Approval or such laws or regulations. The rights hereby assigned include, by way of indication and without limitation thereto, the right of the Shipowner to sue for and collect all damages, to request the deletion of the Vessel from Greek flag, to apply for amendments of the Instrumental Approval and to take action, judicial or otherwise, before any court of competent jurisdiction, including any arbitration tribunal and the Greek Council of State, with respect to any acts, measures or omissions of any administrative agencies or legal entities of public law, and to perform at its sole option (but shall be under no obligation to) any of the obligations of the Shipowner under the Instrument of Approval or said laws and regulations at any time. The Shipowner does hereby constitute the Mortgagee the Shipowner’s true and lawful attorney-in-fact irrevocably, with full power (in the name of the Shipowner or otherwise) to ask, require, demand, receive and give acquittance for any and all claims arising out of the Instrument of Approval and to take any steps which, in the Mortgagees absolute discretion, may be appropriate to take in order to safeguard and have at all times available the rights, privileges, exemptions and accommodations provided for by the Instrument of Approval, to request the deletion of the Vessel from the Greek flag, to apply for amendments of the Instrument of Approval and to file any claims or take any action or institute any administrative or judicial proceedings which may seem to be necessary or advisable in the premises.
          14. The Mortgagee hereby agrees that, upon payment of all monies hereby secured before this security shall have become enforceable and upon payment of all costs and the discharge of all liabilities incurred by the Mortgagee in relation to these presents, it will, at the expense of the Shipowner, discharge this security and transfer or reassign to the Shipowner all rights and documents relating to the Vessel, as may remain in its possession, freed and discharged from the provisions herein contained.

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EXHIBIT “A”
FORM OF NOTES AND GUARANTEES

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EXHIBIT “B”
MORTGAGE CONDITIONS
Article I – Certain Definitions
          As used in this Deed, the following terms shall have the meaning provided below and all other terms used, but not otherwise defined herein, shall have the meanings provided therefore in the Indenture.
          “brokers” means such insurance brokers appointed by the Shipowner;
          “Casualty Amount” means US dollars One Million ($1,000,000) (or the equivalent amount in any other currency or currencies);
          “Charter” means, at any relevant time and in relation to the Vessel, any charter party, pool agreement or other employment contract relating to the Vessel whether now existing or hereinafter entered into by the Shipowner or any person, firm or company on its behalf ;
          “Classification Society” means, in relation to the Vessel, any classification society which is a member of the International Association of Classification Societies (IACS) (or any successor organisation thereof) or such other classification society which the Mortgagee shall, at the request of the Shipowner, have agreed in writing shall be treated as the Classification Society in relation to the Vessel for the purposes of the relevant Security Documents;
          “Compulsory Acquisition” means requisition for title or other compulsory acquisition, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of the Vessel by any government entity or other competent authority, whether de jure or de facto, but shall exclude requisition for use or hire not involving requisition of title;
          “Contract of Affreightment” means any contract or engagement for the carriage or transportation of cargo, mail or passengers or any of them relating to the Vessel whether now existing or hereinafter entered into by the Shipowner or any person, firm or company on its behalf;
          “Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;
          “Earnings” means, in relation to the Vessel, all moneys whatsoever from time to time due or payable to the Shipowner during the period any Indebtedness remains unpaid, arising out of the use or operation of the Vessel including (but without limiting the generality of the foregoing) all freight, hire and passage moneys, income arising out of pooling arrangements, compensation payable to the Shipowner in the event of requisition of the Vessel for hire, remuneration for salvage or towage services, demurrage and detention moneys and damages for breach (or payment for variation or termination) of any charterparty or other contract for the employment of the Vessel;

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          “Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, trust arrangement or security interest or other encumbrance of any kind securing any obligation of any person or any type of preferential arrangement (including without limitation title transfer and/or retention arrangements) having a similar effect;
          “Environmental Approval” means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to the Vessel or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from the Vessel required under any Environmental Law;
          “Environmental Claim” means any and all material enforcement, clean-up, removal or other governmental or regulatory actions or orders instituted or completed pursuant to any Environmental Law or any Environmental Approval together with material claims made by any third party relating to damage, contribution, loss or injury, resulting from any actual or threatened emission, spill, release or discharge of a Pollutant from the Vessel;
          “Environmental Laws” means all national, international and state laws, rules, regulations, treaties and conventions applicable to the Vessel pertaining to the pollution or protection of human health or the environment including, without limitation, the carriage of Pollutants and actual or threatened emissions, spills, releases or discharges of Pollutants;
          “excess risks” means the proportion of claims for general average and for salvage charges and under the ordinary running-down clause not recoverable in consequence of the excess of the value at which the Vessel is assessed for the purposes of such claims over her insured value;
          “Insurances” means all policies and contracts of insurances and all entries in a protection and indemnity or war risks association which are now or may hereafter be taken out or effected in respect of the Vessel, her freight, disbursement, profits or otherwise howsoever, and all the benefits thereof including all claims whatsoever and returns of premia; provided, however, that Insurances shall not include any policies of insurances issued to the Shipowner or for the Shipowner’s benefit that provide coverage for a credit default by a charterer under any charter party concerning the Vessel;
          “Insurers” means the underwriters or insurance companies with whom any Insurance is effected and the manager of any protection and indemnity or war risks association in which the Vessel may at any time be entered;
          “Loss Payable Clauses” means the provisions regulating the manner of payment of sums receivable under the Insurances which are to be incorporated in the relevant insurance documents, such provisions to be in the forms attached as Exhibit A to the Assignment of Insurance or in such other forms as may from time to time be required or agreed in writing by the Mortgagee;
          “Obligatory Insurance” means any policy or contract of insurance and any entry in a protection and indemnity or war risks association effected under or pursuant to Clause 2.01(a) hereof;

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          “Pollutant” means and includes pollutants, contaminants, toxic substances, oil as defined in the United States Oil Pollution Act of 1990 and all hazardous substances as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act 1980;
          “protection and indemnity risks” means the usual risks (including oil pollution and freight, demurrage and defence cover) covered by a United Kingdom protection and indemnity association or a protection and indemnity association which is managed in London (including, without limitation, the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in such policies of clause 8 of the Institute Time Clauses (Hulls) (1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision);
          “Requisition Compensation” means the sum of money or other compensation from time to time payable or paid by any person in connection with or by reason of requisition for title or other compulsory acquisition of the Vessel otherwise than by requisition for hire or use;
          “Total Loss” means:
     (a) actual, constructive, compromised or arranged total loss of the Vessel; or
     (b) Compulsory Acquisition of the Vessel; or
     (c) the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of the Vessel (other than where the same amounts to the Compulsory Acquisition of the Vessel) by any government entity, or by persons acting or purporting to act on behalf of any government entity, unless the Vessel be released and restored to the Shipowner from such hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation within six (6) months after the occurrence thereof; and
          “war risks” includes those risks covered by the standard form of English marine policy with Institute War and Strikes Clauses Hulls — Time (1/11/95) attached or similar cover.
Article II — Covenants of the Shipowner
          1.01. The Shipowner will pay, when due, the Indebtedness, represented by the Indenture, the Notes, the Guarantees and the Security Documents, and will observe, perform and comply with the covenants, terms and conditions herein and in the Indenture expressed or implied, on its part to be observed, performed or complied with.
          1.02. The Shipowner represents and warrants to the Mortgagee that the Shipowner:
     (a) was duly organized and is now existing as a corporation under the laws of its jurisdiction of incorporation and is duly authorized to mortgage the Vessel and all corporate action necessary and required by law for the execution and delivery of this

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Mortgage has been duly and effectively taken and this Mortgage is and will be a valid and enforceable obligation of the Shipowner in accordance with its terms;
     (b) lawfully owns and is lawfully possessed of One Hundred per cent (100%) of the Vessel free from any lien or other encumbrance whatsoever prior to the lien of the Mortgagee under this Mortgage, except for liens for crew’s wages and other Permitted Liens (as defined in the Indenture) and, subject to such liens, will warrant and defend the title and possession thereof and to every part thereof for the benefit of the Mortgagee against the claims and demands of all persons whomsoever;
     (c) has not heretofore assigned or pledged or in any other way encumbered the Earnings, or the Requisition Compensation or any Charter or Contract of Affreightment or any part thereof; and
     (d) is not in default in any material respect under any Charter or Contract of Affreightment.
          1.03. The Shipowner shall at all times comply with and satisfy all of the applicable provisions of the laws of the flag of the Vessel (including without limitation all rules and regulations issued thereunder) in order to maintain this Mortgage upon the Vessel and upon all renewals, replacements and improvements made in or to the same. The Shipowner will take all such action and execute all such instruments, as the Mortgagee may reasonably request from time to time in order to give full effect to this Mortgage and to further assure to the Mortgagee the security and benefit of this Mortgage and the right in rem and lien granted hereby. The Shipowner shall pay all reasonable fees and expenses in connection with the foregoing.
          1.04. The Shipowner shall notify the Mortgagee forthwith by fax, thereafter confirmed by letter, of:
     (a) any damage to the Vessel requiring repairs the cost of which will exceed the Casualty Amount;
     (b) any occurrence in consequence of which the Vessel has or may become a Total Loss;
     (c) any requisition of the Vessel for hire;
     (d) any requirement or recommendation made by any insurer or Classification Society or by any competent authority which is not, or cannot be, complied with in accordance with its terms and within such time periods and any extensions thereof set by such insurer or Classification Society;
     (e) any exercise of a lien or other claim on the Earnings or Insurances or any part thereof;
     (f) any petition or notice of meeting to consider any resolution to wind-up the Shipowner (or any event analogous thereto under the laws of the place of its incorporation);

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     (g) the occurrence of any Default; and
     (h) the occurrence of any Environmental Claim against the Shipowner or the Vessel, or any incident, event, or circumstance which may give rise to any such Environmental Claim.
          1.05. The Shipowner shall take all necessary and proper precautions to prevent any infringements of the Anti-Drug Abuse Act of 1986 of the United States of America or any similar legislation applicable to the Vessel in any jurisdiction in or to which the Vessel shall be employed or located or trade or which may otherwise be applicable to the Vessel and/or the Shipowner and, if the Mortgagee shall so require, to enter into a “Carrier Initiative Agreement” with the United States Customs and Border Protection and to procure that such agreement (or any similar agreement hereafter introduced by any Government Entity of the United States of America) is maintained in full force and effect and performed by the Shipowner.
          1.06. The Shipowner shall comply with all Environmental Laws in relation to the Vessel including, without limitation, requirements relating to manning and establishment of financial responsibility and to obtain and comply with, all Environmental Approvals in relation to the Vessel.
          1.07. The Shipowner will:
     (a) promptly take all steps necessary or appropriate to preserve for the benefit of the Shipowner and the Mortgagee their respective interests in each Charter or each Contract of Affreightment;
     (b) promptly and diligently perform the obligations on its part contained in any Charter or Contract of Affreightment, and, in the case of a default by any charterer or any shipper under any Charter or Contract of Affreightment, institute and maintain all such proceedings as may be reasonably necessary or expedient to preserve or protect the interest of the Shipowner and the Mortgagee, in such Charter or Contract of Affreightment;
     (c) not assign, charge, pledge or otherwise create any encumbrances over the whole or any part of its rights under any Charter or Contract of Affreightment or in respect of the Requisition Compensation, in favor of anyone other than the Mortgagee,
     (d) not grant nor agree to any material waiver or release of any material obligation of any charterer or any shipper under any such Charter or Contract of Affreightment;
     (e) not let the Vessel:
     (A) on demise charter for any period without the prior written consent of the Mortgagee;
     (B) on terms whereby more than two (2) month’s hire (or the equivalent) is payable in advance; or

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     (C) on terms other than reasonable commercial terms or any non-arms’ length terms; and
     (f) not enter into any agreement or arrangement whereby the Earnings may be shared with any other person.
          1.08. The Shipowner will not cause or permit the Vessel to be operated in a manner contrary to any material law, will not engage in any unlawful trade or carry any cargo that will expose the Vessel to penalty, confiscation, forfeiture, capture, condemnation and will not do or suffer or permit to be done anything which will cause the loss of registration or enrollment of the Vessel under the laws and regulations of its country of registry.
          1.09. The Shipowner will pay and discharge when due and payable, from time to time, all taxes, assessments, governmental charges, fines and penalties lawfully imposed on the Vessel or any income therefrom unless the same shall be contested in good faith and by appropriate proceedings.
          1.10. In the event of requisition of the title or requisition of the use of the Vessel for a period of longer than six (6) months, the Mortgagee shall be entitled to receive directly all amounts payable to the Shipowner by reason of such requisition, such amounts to be applied to the payment of any and all amounts becoming due and payable in respect of the Indebtedness and crediting the Shipowner with the surplus, if any; and the Shipowner hereby irrevocably constitutes and appoints the Mortgagee attorney-in-fact, to demand, collect and receive all amounts which may become payable to the Shipowner by reason of such requisition. The Shipowner agrees to notify promptly the Mortgagee and execute and deliver to the Mortgagee promptly upon demand any and all documents and instruments which may be necessary in order to put into effect and carry out the foregoing.
          1.11. Except for this Mortgage and Permitted Liens under the Indenture, the Shipowner shall not have any right, power or authority to create, incur or permit to be placed or imposed or continued upon the Vessel any liens, encumbrance, or charge on the Vessel for longer than forty five (45) days after the same becomes due and payable.
          1.12. The Vessel shall, and the Shipowner covenants that she shall, at all times comply with all applicable laws, treaties and conventions of the state of registration of the Vessel and rules and regulations issued thereunder and shall have on board certificates showing compliance therewith. The Shipowner shall do everything necessary under the laws of the state of registration of the Vessel for the purpose of perfecting and maintaining this Mortgage as a good and valid mortgage and, in particular (but without prejudice to the generality of the foregoing), shall carry on board the Vessel with the Vessel’s papers a properly certified copy of this Mortgage and exhibit the same to any person having a legal interest therein, to any person having business with the Vessel and to any representative of the Mortgagee and shall place and keep prominently displayed in the chartroom and in the master’s cabin of the Vessel a framed printed notice in plain type reading as follows:

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NOTICE OF MORTGAGE
“This Vessel is covered by a Mortgage in favor of WELLS FARGO BANK, NATIONAL ASSOCIATION, U.S.A., as collateral trustee and joint creditor, and under the terms of said Mortgage, neither the Shipowner, any charterer, the master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than liens for crew’s wages and salvage.”
          1.13. If a libel be filed against the Vessel or the Vessel be otherwise attached, levied upon or taken into custody by virtue of any legal proceeding in any court and not released within fifteen (15) days, the Shipowner shall promptly notify the Mortgagee and within thirty (30) days shall cause the Vessel to be released from any such attachment, levy or custody and shall promptly notify the Mortgagee of such release.
          1.14. The Shipowner shall at all times and without cost or expense to the Mortgagee:
     (a) maintain and preserve, or cause to be maintained and preserved, in all material respects the Vessel in good running order and repair as will keep her or cause her to be kept, in such condition, as will entitle her to the highest classification and rating for vessels of the same age and type with a Classification Society and annually will furnish the Mortgagee a certificate by such Classification Society that such classification is maintained. The Shipowner will promptly furnish to the Mortgagee full information in respect of any casualty or other accident or damage to the Vessel involving an amount estimated by the Shipowner as likely to be in excess of the Casualty Amount.
     (b) submit the Vessel to continuous surveys and such periodical or other surveys as may be required for classification purposes and to supply to the Mortgagee upon request copies of all survey reports issued in respect thereof;
     (c) ensure that the Mortgagee, by surveyors or other persons appointed by it for such purpose (but at the expense of the Shipowner), may board the Vessel at all reasonable times for the purpose of inspecting her and to afford all proper facilities for such inspections;
     (d) deliver to the Mortgagee upon request but no more than once during any twelve (12) month period, a report prepared by surveyors or inspectors appointed by the Mortgagee, in relation to the seaworthiness and safe operation of the Vessel, produce evidence to the Mortgagee that any recommendations made in such reports have been complied with or will be complied with in accordance with their terms, in full and thereafter procure that such recommendations are so complied with;
     (e) not without the prior written consent of the Mortgagee to, or suffer any other persons to:

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     (i) make any modification to the Vessel in consequence of which her structure, type or performance characteristics could or might be materially altered or her value materially reduced; or
     (ii) remove any material part of the Vessel or any equipment the value of which is such that its removal from the Vessel would materially reduce the value of the Vessel without replacing the same with equivalent parts or equipment which are owned by the Shipowner free from Encumbrances; or
     (iii) install on the Vessel any equipment owned by a third party which cannot be removed without causing material damage to the structure or fabric of the Vessel.
          1.15. Save for affiliates of the Co-Issuers and/or the Shipowner, the Shipowner shall not appoint any person, firm or company to act as manager or managers of the Vessel unless the Mortgagee shall have first given its written approval to such appointment, which approval shall not be unreasonably withheld, and to the material terms of the management contract and no alteration to such material terms shall be made without the prior written approval of the Mortgagee.
          1.16. The Shipowner will from time to time upon the request of the Mortgagee deliver for inspection copies of any and all contracts and documents relating to the Vessel, whether on board or not and upon the request of the Mortgagee, will give the Mortgagee all other reasonable information regarding the Vessel, her employment, position and engagements.
          1.17. Except as permitted under the Indenture and the Security Documents, the Shipowner will not transfer or change the flag or port of documentation of the Vessel, or sell, transfer, mortgage or demise charter the Vessel without the written consent of the Mortgagee first had and obtained, which consent shall be granted for flags that are approved by the terms of the Indenture.
          1.18. The Shipowner, at its own cost and expense, shall insure the Vessel and keep the same insured in accordance with the terms stipulated in Article II below.
          1.19. The Shipowner will not cause or permit the Vessel to undertake a voyage to or to sail in any area which has been declared a war area by the relevant underwriters and insurance companies and has been included in the list in effect from time to time of exclusions attached to the war risks insurance policies in the form of war risks trading warranties, without first notifying thereof the war risks underwriters of the Vessel and paying any additional insurance premiums required.
          1.20. The Shipowner shall pay to the Mortgagee on demand, together with interest at the rate applicable from time to time to the overdue portion of the Indebtedness, all monies whatsoever which the Mortgagee shall or may reasonably expend or become liable for in or about the protection, maintenance or enforcement of the security created by this Mortgage or in or about the exercise by the Mortgagee of any of the powers vested in it hereunder and in particular, but without limitation as to the generality of the foregoing, in respect of discharge or purchase of liens, lifting or arrest (whether enforced or conservative), taxes (including taxes in

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connection with or incidental to the registration of this Mortgage), dues, assessments, governmental charges, fines and penalties lawfully imposed, repairs, attorney’s fees and out-of-pocket expenses and other matters which the Shipowner is obligated herein to provide but fails to provide. The Mortgagee, though privileged so to do, shall be under no obligation to the Shipowner to make any such expenditures, nor shall the making thereof relieve the Shipowner of the consequences of any Event of Default (as hereinafter defined). Such obligation of the Shipowner to reimburse the Mortgagee shall be an additional indebtedness of the Shipowner secured by this Mortgage.
Article II – Insurance
          2.01. The Shipowner covenants that it will at all times:
     (a) insure and keep the Vessel insured free of cost and expense to the Mortgagee and in the sole name of the Manager (Navios ShipManagement Inc.) and/or name of Shipowner:
     (i) against fire and usual marine risks (including excess risks) and war risks, on an agreed value basis, according to English or American or Norwegian hull clauses or any other similar clauses with a reasonable deductible (but in no event in excess of US Dollars One Million ($1,000,000), for an amount in US dollars not less than the fair market value of the Vessel, and upon such terms as shall from time to time be approved in writing by the Mortgagee; provided that if and when the Vessel is laid up, in lieu of such Insurances as contemplated in this clause 2.01(a), the Shipowner may keep such Vessel insured under a policy of port or lay up risk insurance;
     (ii) against protection and indemnity risks (including pollution risks for the highest amount in respect of which cover is or may become available for vessels of the same type, size, age and flag as the Vessel and a freight, demurrage and defence cover) for the full value and tonnage of the Vessel; and
     (iii) in respect of such other matters of whatsoever nature and howsoever arising in respect of which insurance would be maintained by a prudent owner of a vessel of the same type and age as the Vessel;
and to pay to the Mortgagee the cost (as conclusively certified by the Mortgagee) of any mortgagee’s interest insurance (including, if the Mortgagee shall so require, mortgagee’s additional perils (including all P&I risks) coverage) which the Mortgagee may from time to time effect in respect of the Vessel, upon such terms and in such amounts as the Mortgagee shall deem desirable;
     (b) effect the insurances aforesaid in US Dollars and through the brokers (other than the said mortgagee’s interest insurance which shall be effected through brokers nominated by the Mortgagee, if so requested by the Mortgagee) and with reputable and recognized creditworth insurance companies and/or underwriters; provided however that the insurances against war risks and protection and indemnity risks may be effected

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by the entry of the Vessel with reputable and recognized creditworth war risks and protection and indemnity associations;
     (c) punctually to pay all premiums, calls, contributions or other sums payable in respect of all such insurances and to produce all relevant receipts or other evidence of payment when so required by the Mortgagee;
     (d) at least twenty one (21) days before the relevant policies, contracts or entries expire, notify the Mortgagee of the names of the brokers proposed to be employed by the Shipowner or any other party for the purposes of the renewal of such insurances and of the amounts in which such insurances are proposed to be renewed and the risks to be covered and, subject to compliance with any requirements of the Mortgagee pursuant to this clause 2.01, procure that appropriate instructions for the renewal of such Insurances on the terms so specified are given to the brokers and/or to the war risks and protection and indemnity associations at least three (3) days before the relevant policies, contracts or entries expire, and that the brokers and/or the approved war risks and protection and indemnity associations will at least one (1) day before such expiry (or within such shorter period as the Mortgagee may from time to time agree) confirm in writing to the Mortgagee as and when such renewals have been effected in accordance with the instructions so given;
     (e) arrange for the execution and delivery of such guarantees or indemnities as may from time to time be required by any protection and indemnity or war risks association;
     (f) deposit with the brokers (or procure the deposit of) all slips, cover notes, policies, certificates of entry or other instruments of insurance from time to time issued in connection with such of the insurances referred to in clause 2.01(a) as are effected through the brokers and procure that the interest of the Mortgagee shall be endorsed thereon by incorporation of the relevant Loss Payable Clause and, where the insurances have been assigned to the Mortgagee, by means of a Notice of Assignment of Insurances (in the form attached as Exhibit A to the Assignment of Insurance and signed by the Shipowner or such other form as may be agreed to by the Mortgagee and by any other assured who shall have assigned its interest in the insurances to the Mortgagee) and that the Mortgagee shall be furnished with pro forma copies thereof and a letter or letters of undertaking from the approved brokers in such form as shall from time to time be required by the Mortgagee;
     (g) procure that any protection and indemnity and/or war risks associations in which the Vessel is for the time being entered shall endorse the relevant Loss Payable Clause on the relevant certificate of entry or policy and shall furnish the Mortgagee with a copy of such certificate of entry or policy and a letter or letters of undertaking in such form as may from time to time be required by the Mortgagee;
     (h) take all necessary action and comply with all requirements which may from time to time be applicable to the Insurances (including, without limitation, the making of all requisite declarations within any prescribed time limits and the payment of any

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additional premiums or calls) so as to ensure that the Insurances are not made subject to any exclusions or qualifications which are not customary for vessels of the same or similar type as the Vessel and engaged in business that the Vessel is ordinarily engaged in or would impair the Mortgagee’s rights to the Insurance;
     (i) provide to the Mortgagee upon request, copies of all written communications between the Shipowner and the brokers and approved war risks and protection and indemnity associations which relate to compliance with requirements from time to time applicable to the Insurances including, without limitation, all requisite declarations and payments of additional premiums or calls referred to in clause 2.01(h);
     (j) do all things necessary and provide all documents, evidence and information reasonably requested by the Mortgagee to enable the Mortgagee to collect or recover any moneys which shall at any time become due in respect of the Insurances; and
     (k) not employ the Vessel or suffer the Vessel to be employed otherwise than in conformity with the terms of the Insurances (including any warranties express or implied therein) without first obtaining the consent of the insurers to such employment and complying with such requirements as to extra premium or otherwise as the insurers may prescribe.
          2.02. The Shipowner also covenants that:
     (a) without prejudice to the generality of the foregoing:
     (A) the insurances taken out pursuant to clause 2.01(a)(i) shall be on a full cover or all risks cover basis, according to either English or American or Norwegian or Codex 2006 hull clauses or such other generally accepted hull clauses used by prudent shipowners of the same type of vessel as the Vessel with only reasonable deductibles, in no event shall such deductibles be in excess of US Dollars One Million ($1,000,000);
     (B) the insurances taken out pursuant to clause 2.01(a)(ii) shall be according to London Institute War Clauses or such other generally accepted war clauses used by prudent shipowners of the same type of vessel as the Vessel, attaching also the so-called War Protection Clause, and the Shipowner shall be required to insure separately crew war liabilities; and
     (C) if any crew liabilities have been entirely excluded from protection and indemnity association cover or insured on a deductible/excess basis, such liabilities shall be further separately insured;
     (b) if the Shipowner insures the Vessel with a self-insurance or mutual insurance schemes or any of the Obligatory Insurances are placed with an insurance company which the Mortgagee reasonably determines to be captive insurance company, then if the Mortgagee so requires, the Shipowner will ensure that such captive insurance company or mutual insurance scheme (A) reinsures the risks, and (B) assigns to the Mortgagee its rights, title and interest in and to such reinsurance policies; and

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     (c) it is hereby agreed that if the Shipowner fails to take out or maintain any insurance required to be effected by it pursuant to clause 2.01, the Mortgagee on behalf of the Shipowner, may (but shall not be bound to) effect any such insurance (without prejudice to any other right of the Mortgagee arising hereunder, under the Indenture, the Notes, the Guarantee or under the other Security Documents by reason of such default) and the Shipowner will on demand pay to the Mortgagee the amount of any payment made in connection therewith, together with interest thereon at the rate specified in the Notes from the date of payment was made to the date of receipt.
          2.03 The Shipowner:
          (a) forthwith upon the effecting of any Obligatory Insurances, will give written notice thereof to the Mortgagee stating the full particulars (including the dates and amounts) thereof;
          (b) will cause the brokers and the managers of any protection and indemnity or war risks association in which the Vessel may be entered:
          (A) to hold to the order of the Mortgagee the original of all policies, contracts, binders, insurance slips, cover notes and certificates of entry relating to the Vessel, and to deliver certified copies thereof to the Mortgagee on its request; and
          (B) to agree to advise the Mortgagee promptly:
          (1) if any underwriter, insurance company or protection and indemnity or war risks association cancels any Obligatory Insurance;
          (2) of any alteration to any Obligatory Insurance or any default in the payment of any premium, call or contribution or any failure to renew any of the Insurances at least twenty one (21) days before its expiry; and
          (3) of any other act, omission or event of which they have knowledge which would or might render invalid or unenforceable any of the Obligatory Insurances in whole or in part;
          (c) represents and warrants that it has not heretofore assigned, charged or pledged the Insurances in whole or in part, and will not hereafter assign, charge or pledge the Insurances in whole or in part to anyone other than the Mortgagee ;
          (d) will not settle, compromise or abandon any claim under any of the Obligatory Insurances other than a claim of less than US Dollars One Million ($1,000,000) and not being a claim arising out of the total loss of the Vessel;
          (e) if and whenever any of the Obligatory Insurances comes into effect, will give written notice thereof to the Mortgagee stating the full particulars (including the dates and amounts) thereof; and

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          (f) will, without expense to the Mortgagee, make all proofs of loss and take any and all other steps necessary to effect collection from brokers, underwriters or protection and indemnity or war risk associations of any loss under any Insurance and shall do all things necessary and provide all documents, evidence and information to enable the Mortgagee to collect or recover any moneys which shall at any time become due in respect of the Insurances.
          2.04. Until the occurrence of an Event of Default:
     (a) any claim under any such insurance (other than in respect of actual or constructive or arranged or compromised total loss) whether such claim is under the terms of the relevant loss payable clause payable directly to the Manager (Navios ShipManagement Inc.) and/or the Shipowner or not, shall be applied by the Manager (Navios ShipManagement Inc.) and/or the Shipowner in making good the loss or damage in respect of which it has been paid or paid to the Shipowner in reimbursement of moneys expended by it for such purpose, in each case in an manner consistent with the terms of the Indenture;
     (b) any claim in respect of protection and indemnity insurance shall be paid directly to the person, firm or company to which the liability covered by such insurance was incurred or the Manager (Navios ShipManagement Inc.) and/or the Shipowner in reimbursement of moneys expended in satisfaction of such liability;
     (c) the Mortgagee shall promptly consent to the payment to the Manager (Navios ShipManagement Inc.) and/or the Shipowner of any claim under any of the Obligatory Insurances, upon receipt by the Mortgagee of a written undertaking by the Shipowner to apply such payment as provided herein in this clause 2.04.
          2.05. Any claim under any such insurance and entry in respect of actual or constructive or arranged or compromised total loss shall be paid to the Mortgagee to be applied in accordance with the terms of the Indenture.
          2.06. Upon the occurrence of an Event of Default, any claim under any such insurance and entry will be paid to the Mortgagee and will be applied by the Mortgagee in accordance with the terms of the Indenture.
Article III — Events of Default and Remedies of the Mortgagee
          3.01. The following events, herein called “Events of Default” (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be affected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), constitute Events of Default under this Mortgage:
     (a) If any Event of Default (as defined in the Indenture) shall occur under the terms of the Indenture, the Notes or the Guarantees; or
     (b) If the Shipowner fails to perform or observe the terms, covenants or provisions contained in this Mortgage and such failure shall continue unremedied for a

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period exceeding thirty (30) days after written notice thereof is provided by the Mortgagee to the Shipowner; or
     (c) if any concerned governmental authority shall refuse or shall fail to deliver any required consent or approval to any of the transactions or instruments described or contemplated by this Mortgage in respect of the Shipowner or any Guarantor or if any such governmental authority shall terminate or shall suspend any consent or approval heretofore granted by such governmental authority or if any exchange control or other law or regulation of the state of registration of the Vessel or any other country or political subdivision of any thereof shall exist which makes any transaction under this Mortgage or the continuation thereof unlawful or would prevent the performance of any term of this Mortgage or of any instrument delivered in connection herewith; or
     (d) if the Vessel shall be libeled or levied upon or taken by virtue of any attachment or execution or conservative arrest or seized by any judicial, governmental or other authority and shall not be released from such libel, levy, attachment, execution, conservative arrest or seizure within thirty (30) days after the date on which notice of such event was required to be delivered to the Mortgagee; or
     (e) if the Shipowner shall do or omit, or cause to be done or omitted, any act or shall incur or cause to be incurred any expense which shall imperil the security of the Mortgagee created by this Mortgage or the registration of the Vessel under the laws of the state of registration of the Vessel; or
     (f) if the Shipowner or any competent governmental authorities take steps to have the Vessel flagged in a jurisdiction not permitted be the terms of this Mortgage; or
     (g) if any account, bill, charge, claim, bottomry bond or other document shall come into existence in respect of the Vessel or any share therein which the Mortgagee may be called upon to take up or which it may think necessary or advisable to take up or which may confer upon the holder thereof a maritime lien or any other claim upon the Vessel, or any share therein, in priority to the claim of the Mortgagee hereunder other than any applicable Permitted Lien and such lien is not removed from the Vessel within sixty (60) days after the Shipowner or the Manager becomes aware of such lien; or
     (h) if contrary to the entry in the appropriate ships registry, the Shipowner is not the owner of the Vessel or any share therein or if its ownership is the subject of a final non-appealable judgment determined in a manner adverse to the Shipowner or the rank or validity of the Mortgage entered in favor of the Mortgagee is the subject of a final non-appealable judgment determined in a manner adverse to the Mortgagee; or
     (i) the state of the flag of the Vessel becomes involved in hostilities or civil war or there is a seizure of power in such state by unconstitutional means and such hostilities, civil war or seizure of power affects the registration of the Vessel or the enforceability of this Mortgage; or

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     (j) the Shipowner fails to comply with any Environmental Law or any Environmental Approval or the Vessel is involved in any incident which gives rise or may give rise to an Environmental Claim.
          3.02. In case any one or more Events of Default shall have occurred and be continuing, then, in each and every such case the Mortgagee will have the right to, upon written notice of such Event of Default to the Shipowner and failure by the Shipowner to cure such Event of Default within five (5) days after such notice, and subject to the terms of Indenture and this Mortgage, without notice or further demand, immediately to put into force and exercise all the powers and remedies possessed by it according to law as mortgagee and chargee of the Vessel and in particular but without limitation as to the generality of the foregoing:
     (a) declare immediately due and payable all of the Notes (in which case all of the same shall be immediately due and payable together with accrued interest until the date of the actual payment, such interest to be computed at the default interest specified in the Indenture), and bring suit at law, in equity or in admiralty, as it may be advised, to recover judgment for the Notes and collect the same out of any and all property of the applicable Co-Issuer or the Shipowner, whether covered by this Mortgage or otherwise;
     (b) exercise all of the rights and remedies in foreclosure and otherwise given to mortgagees by the provisions of applicable law;
     (c) take and enter into possession of the Vessel, at any time, wherever the same may be, without court decision or other legal process and without being responsible for loss or damage and the Mortgagee may, without being responsible for loss or damage, hold, lay up, lease, charter, operate or otherwise use the Vessel for such time and upon such terms as it may deem to be for its best advantage, and demand, collect and retain all hire, freights, earnings, issues, revenues, income, profits, return of premiums, salvage awards or recoveries, recoveries in general average, and all other sums due or to become due in respect of the Vessel or in respect of any insurance thereon from any person whomsoever, accounting only for the net profits, if any, arising from such use of the Vessel and charging upon all receipts from use of the Vessel or from the sale thereof by court proceedings or by private sale hereunder all costs, expenses, charges, damages or losses by reason of such use, and if at any time the Mortgagee shall avail itself of the right herein given to it to take the Vessel: (i) the Mortgagee shall have the right to dock the Vessel for a reasonable time at any dock, pier or other premises of the Shipowner without charge, or to dock the Vessel at any other place at the cost and expense of the Shipowner, and (ii) the Mortgagee shall have the right to require the Shipowner to deliver, and the Shipowner shall on demand, at its own cost and expense, deliver to the Mortgagee the Vessel as demanded; and (iii) the Shipowner hereby irrevocably instructs the master of the Vessel so long as this Mortgage is outstanding to deliver the Vessel to the Mortgagee as demanded;
     (d) sell the Vessel or any share therein with or without the benefit of any charterparty or other engagement by public auction or private contract without legal process at any place in the world and upon such terms as the Mortgagee in its absolute discretion may determine with power to postpone any such sale and without being answerable for

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any loss occasioned by such sale or resulting from the postponement thereof and at any such public auction the Mortgagee may, at its option, become the purchaser of the Vessel on behalf of the holders of the Notes, and shall have the right to set off the purchase price against the Indebtedness. Any sale of the Vessel or any share therein made by the Mortgagee in pursuance of this Mortgage, whether under the power of sale granted in this provision or the power of attorney granted in sub-paragraph (a) of clause 3.03 below, or any judicial proceedings shall operate to divest all title, right and interest of any nature whatsoever of the Shipowner therein and thereto and shall bar the Shipowner, its successors and assigns, and all persons claiming by, through or under them. Upon any such sale, the purchaser shall not be bound to see or inquire whether the Mortgagee’s power of sale has arisen in the manner herein provided and the sale shall be within the power of the Mortgagee and the receipt of the Mortgagee for the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable or otherwise liable therefore.
          3.03. The Shipowner hereby irrevocably (because such appointment is also to the interest of the Mortgagee) appoints the Mortgagee its attorney-in-fact with full power in the name of the Shipowner:
     (a) to sell and transfer the Vessel or any share therein, to make a good conveyance of the title to the Vessel so sold and to execute and deliver to any such purchaser a legal bill of sale of the Vessel and any and all other documents, instruments and writings necessary or advisable for such sale and transfer;
     (b) to demand, collect, receive, compromise and sue for, so far as may be permitted by law, all freights, hire earnings, issues, revenues, income and profits of the Vessel and all amounts due from underwriters under any insurance thereon as payment of losses or as return of premiums or otherwise, salvage awards and recoveries in general average or otherwise, and all other sums due or to become due at the time of the happening of any Event of Default in respect of the Vessel, or in respect of any insurance thereon from any person whomsoever, and to make, give and execute in the name of the Shipowner acquaintances, receipts, releases or other discharges for the same, whether under seal or otherwise, and to endorse and accept in the name of the Shipowner all checks, notes, drafts, warrants, agreements and other instruments in writing with respect to the foregoing; and
     (c) to appear in the name of the Shipowner its successors and assigns, in any court of any country or nation of the world where a suit is pending against the Vessel because of or on account of any alleged lien against the Vessel, or any share therein, from which the Vessel has not been released and to take such proceedings as to it may seem proper towards the defense of such suit and the purchase or discharge of such lien : and all reasonable expenditures made or incurred by it for the purpose of such defense or purchase or discharge shall be a debt due from the Shipowner, its successors and assigns, to the Mortgagee secured by this Mortgage secured by this Mortgage in like manner and extent as if the amount and description thereof were written herein;

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provided however that the Mortgagee shall not exercise the power contained in this clause 3.03, unless and until the Indebtedness shall have become immediately due and payable pursuant to clause 3.01 above. The exercise of such power by the Mortgagee shall not put any person dealing with it, including, without limitation, any master or charterer or purchaser of the Vessel and/or ships registrar of government authority, upon any inquiry as to whether the Indebtedness shall have become immediately due and payable as aforesaid, nor shall any such person be in anywise affected by notice to the contrary and the exercise by the Mortgagee of this power shall be conclusive evidence of its right to exercise the same.
          3.04. Upon the occurrence and during the continuance of an Event of Default and after the Indebtedness represented by the Notes, has become immediately due and payable, the Mortgagee may from time to time appoint in writing any person to be a receiver of the Vessel and may from time to time in writing remove any receiver so appointed and appoint another in his place. A receiver so appointed shall be the receiver of the Shipowner and the Shipowner shall be solely responsible for his acts and defaults and remuneration. Such receiver shall have the power to exercise all or any of the powers conferred on the Mortgagee by law and by this Mortgage. The Shipowner hereby irrevocably appoints any receiver, appointed as aforesaid, its attorney for and in its name and on its behalf and as its act and deed to execute, seal and deliver and otherwise perfect any assurance, agreement, instrument or act which may be required or may be deemed proper for any of the purposes hereof. The net proceeds of sale and all other monies received by the receiver shall be applied by it, subject to the claims of all secured creditors (if any) ranking in priority to this security, as provided in the Indenture.
          3.05. The powers conferred upon the Mortgagee by this Mortgage are and shall be in addition to and not to the prejudice of all statutory and other powers (whether of sale, appointment of a receiver or otherwise) conferred upon mortgagees and may be exercised by it without restriction and at such times (with or without notice) and in such manner as the Mortgagee in its sole discretion may think fit.
          3.06. The exercise by the Mortgagee or any receiver, referred to in clause 3.04 above, of any power, power of attorney, right or remedy granted to any of them hereunder shall not put any person dealing with them (including without limitation any master or purchaser or charterer of the Vessel and/or any ships registrar or government authority) upon any inquiry as to whether notice has been given or any Event of Default has occurred or as to the propriety of any sale or charter of the Vessel or as to the application of the proceeds thereof, nor shall any such person be in anywise affected by notice to the contrary and the exercise by the Mortgagee or any such receiver of any power, power of attorney, right or remedy hereunder shall be conclusive evidence of its right to exercise the same.
          3.07. No delay or omission by the Mortgagee in the exercise of any right or power or in the pursuance of any remedy accruing upon any and all Events of Default shall impair any such right, power or remedy or be construed to be a waiver of any such Event of Default or to be an acquiescence therein; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercises thereof or the exercise of any such right, power or remedy hereunder; nor shall the acceptance by the Mortgagee of any security or any payment of or on account of the Indebtedness after any Event of Default or of any payment on account of any past Event of Default be construed to be a waiver of any right to take advantage

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of any future Event of Default or of any past Event of Default not completely cured thereby. No modification or waiver of any provision hereof nor consent to any departure herefrom by any party hereto shall in any event be effective unless the same shall be in writing and then such waiver or consent shall be effective only on the specific instances and for the purpose for which given.
          3.08. In case the Mortgagee shall have proceeded to enforce any right, power or remedy under this Mortgage by foreclosure, entry or otherwise and such proceedings shall have been discontinued or abandoned for any reason or shall have been determined adversely to the Mortgagee, then and in every such case the Shipowner and the Mortgagee shall be restored to their former positions and rights hereunder with respect to the Vessel and all rights, remedies and powers of the Mortgagee shall continue as if no such proceedings had been taken.
          3.09. The Shipowner hereby empowers the Mortgagee to apply any credit balance from time to time standing upon any account of the Shipowner with the Mortgagee in or towards satisfaction of the Indebtedness represented by the Indenture, the Notes, the Guarantees and the Security Documents and in the name of the Mortgagee or of the Shipowner or any of them to do all such acts and execute all such documents as may be required to effect such application.
          3.10. The Shipowner hereby further covenants with the Mortgagee that the Shipowner will from time to time at the request in writing of the Mortgagee do all such things and execute all such documents as the Mortgagee may consider reasonably necessary or desirable for giving full effect to the Mortgage or for securing the rights of the Mortgagee hereunder.
          3.11. The proceeds of any sale, requisition or taking of the Vessel and the net earnings from any management, charter or other use of the same by the Mortgagee under any of the powers herein specified and any and all other monies received by the Mortgagee pursuant to and under the terms of this Mortgage or in any proceedings hereunder, the application of which has not elsewhere herein been specifically provided for, shall be applied by the Mortgagee as provided in the Indenture.
          In the event that the proceeds are insufficient to pay the amount payable to anyone other than the Shipowner, as provided in the Indenture, the Mortgagee shall be entitled to collect the balance from the Shipowner or any other person liable therefor.
          3.12. Until one or more of the Events of Defaults shall happen and the Mortgagee shall have served notice on the Shipowner that the Notes are immediately due and payable, the Shipowner:
     (a) shall be suffered and permitted to retain actual possession and use of the Vessel; and
     (b) shall have the right, from time to time, in its discretion and without obtaining a release thereof by the Mortgagee, to dispose of, free from the lien hereof any boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings or equipment or any other appurtenances of the Vessel that are no longer useful, necessary, profitable or advantageous in the operation of the Vessel,

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first or simultaneously replacing the same by new boilers, engines, machinery, mast spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture fittings, equipment or other appurtenances of at least substantially equal value to the Shipowner, which shall forthwith become subject to the lien of this Mortgage.
          3.13 If at any time after an Event of Default and prior to the actual sale of the Vessel by the Mortgagee as preferred mortgagee hereunder or prior to any foreclosure proceedings, the Shipowner offers completely to cure all Events of Default and to pay all reasonable expenses, advances and damages to the Mortgagee consequent on such Events of Default with interest, at the default interest rate as provided in this Mortgage, the Mortgagee shall subject to the terms of the Indenture, accept such offer and payment and restore the Shipowner to its former position, but such action shall not affect any subsequent Event of Default or impair any rights of the Mortgagee consequent thereon.
          3.14. In addition to any other provisions hereof for the enforcement of the rights of the Mortgagee under this Mortgage, the Mortgagee may, at its opinion, upon the occurrence of an Event of Default and after serving notice on the Shipowner that the Notes are immediately due and payable bring:
     (a) an action, suit or other proceeding in rem against the Vessel to foreclose the Mortgage and sell the Vessel in any court of any country in which the Vessel may be found, and/or
     (b) an action, suit or other proceeding in personam against the Shipowner and/or any person obligated to the Mortgagee in connection with the Indebtedness to recover payment thereof and interest, charges and expenses and/or to foreclose this Mortgage and sell the Vessel in any court in any country in which the Vessel or the Shipowner or any person liable may be found; and for the purpose of conferring jurisdiction on any such court in any country the Shipowner hereby irrevocably submits itself and the Vessel to the jurisdiction of any court in any country wherein the Vessel may be located at any time of an Event of Default hereunder, and to all proceedings in the courts of said country or place, instituted by the Mortgagee and the Shipowner irrevocably appoints the master and the charterer for the time being of the Vessel and the Shipowner of the Vessel for the time being at any port as the Shipowner and representatives of the Shipowner, upon any one of whom service of process may be made in any legal action, suit or proceeding in any such court. Notice of the commencement of any such suit, action or proceeding shall be promptly given by the Mortgagee to the Shipowner.
          3.15. All the covenants, promises, stipulations and agreements of the Shipowner contained in this Mortgage shall bind the Shipowner and its successors and permitted assigns, and all the covenants, promises, stipulations and agreements of the Mortgagee contained in this Mortgage shall inure to the benefit of the Mortgagee and its successors and assigns, whether so expressed or not.
          3.16. Any provision of this Mortgage which is prohibited or unenforceable by reason of any present or future law in any jurisdiction or court shall, as to such jurisdiction or court, be ineffective to the extent of such prohibition or unenforceability without invalidating the

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remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction or court shall not invalidate or render unenforceable such provision in any other jurisdiction or court. The Shipowner further agrees that, in the event that this Mortgage or any provisions herein shall be deemed invalidated in whole or in part by reason of any present or future law or any decision of any authoritative court, or be deemed by the Mortgagee for any reason insufficient to secure the Indebtedness, then from time to time the Shipowner will promptly upon demand by the Mortgagee execute on its own behalf such other and further assurance and documents as in the opinion of the Mortgagee’s counsel are reasonably necessary for the repayment of the Indebtedness or the creation of the security hereby agreed to be given.

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EXHIBIT F-2
EXHIBIT F2 MORTGAGE (Body Corporate) Official No. Name of Ship Home Port No., Year and Port of Registry Whether a Sailing, Steam or Motor Ship Power of Engines, if any [ ] [ ] [ ] [ ] [ ] [ ] Metres Centimetres Gross Tonnage [ ] and as described in more detail in the Certificate of the Surveyor and the Register. Length (Article 2(8)) [ ] [ ] Breadth (Reg 2(3)) [ ] [ ] Net Tonnage [ ] Moulded Depth Amidships to Upper Deck (Reg 2(2)) [ ] [ ] WHEREAS there is an indebtedness of (1) [ ], a company organized and existing under the laws of [ ] with registered office situated at 5, Sui Kerrui 2000, Antwerp, Belgium (hereinafter referred to as the “Mortgagor”) towards (2) WELLS FARGO BANK, NATIONAL ASSOCIATION, a United States national banking association with offices situated at 625 Marquette Avenue, Minneapolis, MN 55402, United States of America (hereinafter called the “Mortgagee”, which expression shall include its successors and assigns) regulated by (a) an Indenture dated 2 November 2009 made by and among (i) Navios Maritime Holdings Inc., a Marshall Islands corporation (the “Company”) and Navios Maritime Finance (US) Inc., a Delaware corporation (“Navios Finance”) both as CoIssuers (the “CoIssuers”), (ii) certain subsidiaries of the Company, including the Mortgagor, as guarantors (the “Guarantors”) and (iii) the Mortgagee as Collateral Trustee pursuant to which each of the Guarantors, jointly and severally, unconditionally and irrevocably guaranteed to each of the holders of 8 8/7% First Priority Ship Mortgage Notes due 2017 duly authroized by the CoIssuers (the “Notes”) and to the Trustee and its successors and assigns, inter alia the due and punctual payment of the principal and interest, if any, on the Notes when and as the same shall become due and payable and (b) a Deed of Covenants supplemental thereto dated the date hereof made between the Mortgagor and the Mortgagee (which said Indenture and Deed of Covenants as the same may from time to time be supplemented and/or amended are hereinafter called the “Indenture” and “Deed of Covenants” respectively). AND WHEREAS the Mortgagee has entered into the Indenture and Deed of Covenants and is accepting this Mortgage in its capacity as Collateral Trustee and in the interest and for the benefit of the holders of the Notes (which term is defined in the Indenture) and whereas pursuant to the Indenture, the Mortgagor has agreed to execute this Mortgage and Deed of Covenants in favour of the Mortgagee as Collateral Trustee for the purpose of securing payment by the Coissuers to the Mortgagee of all sums for the time being owing to the Mortgagee on the said indebtedness, including all sums due or to become due to the Mortgagee under the Indenture, the Notes and the Deed of Covenants (whether actually, contingently, presently and/or in the future) as well as all costs, charges, expenses or other monies connected with or for the purpose of creating, preserving, maintaining, administering, protecting, enforcing or attempting to enforce this security, in the manner and at the times set forth in the Indenture, in the Notes and/or Deed of Covenants and in order to secure the performance by the Mortgagor of all its obligations under the Indenture, the Notes and Deed of Covenants and whereas the amount of principal and interest and any moneys due at any given time can be ascertained by reference to the Indenture, the Notes and the Deed of Covenants and/or the books of account (or other accounting records) of the Mortgagee and/or to a certificate issued by the Mortgagee, which amount shall, saving manifest error, be the certain and liquidated amounts due by the Mortgagor to the Mortgagee as aforesaid, and whereas the Mortgagor is prohibited from creating any further mortgages over or from transferring the vessel above particularly described without the written consent of the Mortgagee. Now we the (b) [ ] in consideration of the premises for ourselves and our successor, covenant with the said WELLS FARGO BANK, NATIONAL ASSOCIATION And its assigns, to pay to him or them or it the sums for the time being due on this security, whether by way of principal or interest, at the times and manner aforesaid. And for the purpose of better securing to the said WELLS FARGO BANK, NATIONAL ASSOCIATION the payment of such sums as last aforesaid, we do hereby mortgage to the said (c) WELLS FARGO BANK, NATIONAL ASSOCIATION shares, of which we are the Owners in the Ship above particularly described, and in her boats and appurtenances. Lastly, we for ourselves and our successors, covenant with the said (c) WELLS FARGO BANK, NATIONAL ASSOCIATION and (d) its assigns that we have power to mortgage in manner the above mentioned shares, and that the same are free from encumbrances (e) [ ] Executed this day of November Two thousand and nine in the presence of (g) [ ] Signature of witness Signature/s (f) [ ] (a) Here state by way of recital the details of the security, giving the full name and address of Mortgagee, the nature of the transaction and the manner and time of payment, (b) Name of the Company, (c) Full name of Mortgagee, (d) “his”, “their” or “its”, (e) If any prior encumbrance add, “save as appears by the Registry of the said Ship”, (f) Signature/s and description of duly authorised representative/s, (g) Name and description of witness. NOTE A Mortgage of a Maltese Ship shall have no effect unless and until the Mortgage Deed is recorded at the Port of Registry of the Ship. Also, a Mortgage takes its priority from the date of production for registration, not from the date of the instrument. NOTE Registered Owners or Mortgagees are reminded of the importance of keeping the Ship’s Registrar informed of any change of residence on their part.

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N.B. A Transfer of Mortgage must be made by Endorsement in one of the following terms: TRANSFER OF MORTGAGE by Individual Mortgagee I the within mentioned in consideration of , this day paid to me by hereby transfer to (a) the benefit of the withinwritten security. In witness whereof I have hereunto subscribed my name this day of two thousand and . Executed by the above named in the presence of (b) (Signature) Signature of { TRANSFER OF MORTGAGE by Body Corporate The within mentioned in consideration of this day paid to it by hereby transfer to (a) the benefit of the withinwritten security. Executed this day of two thousand and in the presence of (b) Signature of Witness { (Signature(s)(c) N.B. In case of a Mortgage is paid off, a Memorandum of its Discharge in one of the following forms must be used. BY INDIVIDUAL MORTGAGEE Received the sum of in discharge of this withinwritten security. Dated at this day of 20 in the presence of (b) Signature of Witness { Signature BY BODIES CORPORATE Received the sum of in discharge of this withinwritten security. Dated at this day of 20 in the presence of (b) Signature of Witness { Signature (a) “him”, “them” or “it”, (b) Name, address and description of witness, (c) Signature and description of duly authorised representatives(s).

F-2

DEED OF COVENANTS
ON THE MALTESE FLAG MOTOR VESSEL
[     ]
          THIS DEED OF COVENANTS is made this 2nd day of November 2009.
BETWEEN
(1)	[ ] (hereinafter called the “Shipowner”), a private limited company organized and existing under the laws of Belgium with registered office situated at [ ], and

(2)	WELLS FARGO BANK, National Association (the “Mortgagee”), a United States national banking association, with registered office situated at 625 Marquette Avenue, Minneapolis MN55402, United States of America.
WHEREAS :
          I. The Shipowner is the sole, legal, absolute and unencumbered owner of One Hundred (100%) shares of the motor vessel [     ] (hereinafter called the “Vessel”) duly documented in the name of the Shipowner under and pursuant to the laws of the Republic of Malta having IMO/Official Number [     ] call sign [     ] of [     ] gross tons and [     ] net tons.
          II. NAVIOS MARITIME HOLDINGS Inc, a Marshall Islands corporation (the “Company”) and NAVIOS MARITIME FINANCE (US) Inc., a Delaware corporation (collectively the “Co-Issuers”), have jointly and severally issued on November 2, 2009, in U.S.A., US Dollars Four Hundred Million (US$400,000,000) of their 8 7/8% First Priority Ship Mortgage Notes due 2017 (hereinafter refereed to as the “Note Issue”). The notes issued under the Indenture referred to below and constituting the Note Issue and the notes to be issued in replacement or substitution thereof are hereinafter collectively called the “Notes” and individually a “Note”. The Notes bears interest at the rate of 8 7/8% per annum and if overdue, 8 7/8% per annum. Interest is payable semi-annually in arrears on the first day of each May and November, commencing on May 1, 2010. Additional interest, if any, is payable at the rate of up to 1.25% per annum, as set forth in the Indenture and the Notes. The form of the Notes with the Guarantees mentioned therein, is attached hereto as Exhibit “A” and made an integral part hereof.
          III. The Note Issue is guaranteed (the “Guarantees”) irrevocably and unconditionally, jointly and severally, by certain Subsidiaries of the Company, including the Shipowner (the “Guarantors”). In order to secure its obligations under its guarantee, the Shipowner has agreed to execute and deliver, inter alia, this Mortgage (as defined below) as collateral security therefore.
          IV. The Notes and related Guarantees have been issued and the Mortgagee has been appointed Trustee and Collateral Trustee for the Notes pursuant to an Indenture dated November 2, 2009 (such indenture as from time to time amended or supplemented being hereinafter called the “Indenture”) executed in the city of New York, New York, U.S.A. by and among the Mortgagee, as Trustee and Collateral Trustee, the Co-Issuers and the Guarantors. The Indenture contains in detail the terms and conditions of the Note Issue and is attached hereto, without

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exhibits, as Exhibit “C” and constitutes an integral part hereof. It being agreed that terms used herein and not otherwise defined are used as defined in the Indenture and that, in the event of any inconsistency between the provisions of the Indenture and the provisions of this Deed of Covenants, the provisions of the Indenture shall be paramount and shall prevail.
          V. Under the terms of the Indenture and applicable New York law, the Mortgagee, in its capacity as Trustee and Collateral Trustee of the Note Issue for the benefit of the Holders, has inter alia the right, power and authority in its own name and as lawful owner of the relevant claims, rights and actions to:
     (a) pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes, the Indenture or the Mortgage (as defined below) and this Deed of Covenants;
     (b) recover judgment in its own name against the Issuer or the Shipowner or any other obligor on the Notes for the whole amount of principal and accrued interest remaining unpaid, together with interest overdue on principal and, to the extent that payment of such interest is lawful, interest on overdue payments of interest, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Mortgagee, its agents and counsel; and
     (c) file such proofs of claim and other papers of documents as may be necessary or advisable in order to have the claims of the Mortgagee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Mortgagee, its agents and counsel) and the holders of the Notes allowed in any judicial proceedings relative to the Issuer, the Shipowner or any other obligor under the Notes, its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any custodian or public or court officer in any such judicial proceedings is authorized to make such payments to the Mortgagee and, in the event that the Mortgagee shall consent to the making of such payments directly to the holders of the Notes, to pay to the Mortgagee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Mortgagee, its agents and counsel, and any other amounts due the Mortgagee under the Indenture.
          All rights of action and claims under the Indenture or this Mortgage may be enforced by the Mortgagee even if the Mortgagee does not possess any of the Notes or does not produce any of them in the proceedings.
          VI. It was one of the conditions of the Indenture that the Shipowner executes a first priority mortgage over the Vessel as security for the Indebtedness as defined herein below (the “Mortgage”); and
          VII. Contemporaneously with the execution of this Deed of Covenants there has been executed by the Shipowner in favour of the Mortgagee the Mortgage which constitutes

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a first priority mortgage on One Hundred (100%) shares in the Vessel and this Deed of Covenants is supplemental to the Mortgage and to the security thereby created; and
          VIII. The Shipowner in order to secure the due and punctual payment of the indebtedness aforesaid and the performance and observance of and compliance with the covenants, terms and conditions and in the Guarantee, the Indenture, the Notes, the Mortgage and Deed of Covenants, has duly authorized the execution and delivery of this Deed of Covenants under and pursuant to the laws of the Republic of Malta.
          NOW THEREFORE THIS DEED WITNESSETH and it is hereby agreed as follows:
          1. The Mortgage
          In consideration of the premises and of other good and valuable consideration, the receipt and adequacy whereof is hereby acknowledged THE SHIPOWNER as BENEFICIAL OWNER DOES HEREBY MORTGAGE AND CHARGE to and in favour of the Mortgagee, as Collateral Trustee for the account of the holders of the Notes, all its interest, present and future, in the Vessel together with all her boilers, engines, machinery, outfit, spare parts, bunkers, lubricants and gear and all other constituent parts, and appurtenances thereto belonging, whether now owned or hereafter acquired, and all additions, improvements and replacements made in or to the Vessel BY WAY OF SECURITY for the payment to the Mortgagee of any and all monies payable by the Shipowner under the Indenture and/or the Notes and/or the Guarantees and any and all other monies, including interest, premium (if any), commissions, expenses, taxes and other charges due to the Mortgagee under the terms of the Indenture and/or the Notes and/or the Guarantees and/or the Mortgage and this collateral Deed of Covenants and under any eventual subsequent amendment of the terms of the Indenture and/or the Notes and/or the Guarantees and/or the Mortgage and this collateral Deed of Covenants (including by way of indication the variation of the manner of computation or the time of payment of interest and the variation of the time of repayment of principal) or any claim of the Mortgagee against the Shipowner and/or the officers, representatives, employees and servants thereof out of tort and/or unjust enrichment and/or payment of monies not due relating to the Note Issue and the execution of the Indenture and/or the Notes and/or the Guarantees and/or the Mortgage and this collateral Deed of Covenants same constituting additional indebtedness secured in the currency of the time by the Mortgage and this collateral Deed of Covenants (all such monies being hereinafter collectively referred to as the “Indebtedness”) as well as for the performance and observance of all agreements, covenants and conditions herein and in the Guarantee and the Indenture contained.
          2. Assignment of Insurance and Assignment of Freights and Hires
          In pursuance of the Mortgage and this Deed of Covenants , the Shipowner under the terms of a certain First Priority Assignment of Insurance and a certain First Priority Freights and Hires dated the date hereof has further assigned and transferred to the Mortgagee, all the Shipowner’s right, title and interest in and to:
     (a) the policies of insurance and entries in a mutual insurance association or club that have now or may thereafter be taken out in respect of the Vessel for hull and

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machinery, freights, disbursements, profits or otherwise howsoever and for protection and indemnity and all the benefits thereof including all claims of whatsoever nature, return of premiums, etc.; provided, however, that such insurances shall not include any policies of insurances issued to the Shipowner or for the Shipowner’s benefit that provide coverage for a credit default by a charterer under any charter party concerning the Vessel; and
     (b) all hires of the Vessel which shall include all freights, passage monies, hire monies, requisition compensation, salvage, charter remuneration, demurrage, detention monies or claims for damage arising out of the breach of any contract relating to the employment of the Vessel and in general all the earnings of the Vessel.
          3. Continuing Security
          It is declared and agreed that the security created by the Mortgage and this Deed of Covenants shall be held by the Mortgagee, as Collateral Trustee for the account of the holders of the Notes, as a continuing security for the payment of the Indebtedness and that the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the amount hereby secured and that the security so created shall be in addition to and shall not in any way be prejudiced or affected by any collateral or other security now or hereafter held by the Mortgagee for all or any part of the moneys hereby and thereby secured and that every power and remedy given to the Mortgagee hereunder shall be in addition to and not in limitation of any and every other power or remedy vested in the Mortgagee under any such other collateral or security and that all the powers so vested in the Mortgagee may be exercised from time to time and as often as the Mortgagee may deem expedient.
          4. Termination of the Mortgage
          The Mortgagee hereby agrees that, upon payment of all monies hereby secured before this security shall have become enforceable and upon payment of all costs and the discharge of all liabilities incurred by the Mortgagee in relation to these presents, it will, at the expense of the Shipowner, discharge this security and retransfer or re-assign to the Shipowner all charterparties, freights, policies, certificates of entry and other documents relating to the Vessel as may remain in its possession freed and discharged from the provisions herein contained.
          5. Successors and assigns
          All of the covenants, promises, stipulations and agreements of the Shipowner contained in the Mortgage and this Deed of Covenants shall bind the Shipowner and its successors and assigns and shall inure to the benefit of the Mortgagee and its successors and assigns. In the event of any assignment of the Mortgage and this Deed of Covenants, the term “Mortgagee” as used in the Mortgage and this Deed of Covenants, shall be deemed to mean any such assignee.
          6. Notices
          For the purpose of any notice or service of process under or in connection with the Mortgage and this Deed of Covenants, the Shipowner hereby agrees that the notice or service of process, made to the Shipowner at the address mentioned below, shall be sufficient and binding

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upon the Shipowner for any and all such purposes: c/o Navios Maritime Holdings Inc., at 85, Akti Miaouli, Piraeus 185 38, Greece.
          7. Counterparts
          This Deed of Covenants may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.
          8. Mortgage Conditions
          The Shipowner hereby covenants, declares and agrees that the property above described is to be held subject to the further covenants, terms and conditions, stipulated in Exhibit “B” and made an integral part of this Deed of Covenants.
          9. Applicable Law
          This Deed of Covenants shall be governed by and construed in accordance with, the laws of the Republic of Malta.
          IN WITNESS WHEREOF the parties hereto have caused this Deed of Covenants to be duly signed and delivered by their respective authorized representatives the day and year first hereinabove written.

The Shipowner

SIGNED by [ ]	)
as Attorney in fact for and on behalf of	)
[ ].	)

The Mortgagee

SIGNED by [ ]	)
as Attorney-in-fact for and on behalf	)
of WELLS FARGO BANK,	)
National Association
as Collateral Trustee	)

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EXHIBIT “A”
FORM OF NOTES
NAVIOS MARITIME HOLDINGS INC.
NAVIOS MARITIME FINANCE (US) INC.
8 7/8% First Priority Ship Mortgage Notes due 2017
CUSIP No. [639365AC9][Y62196AB9]
ISIN No. [US639365AC91][USY62196AB97]

No.	$
          NAVIOS MARITIME HOLDINGS INC., a Marshall Islands corporation, and NAVIOS MARITIME FINANCE (US) INC., a Delaware corporation, as co-issuers, (the “Co-Issuers”), for value received, jointly and severally, promise to pay to                      or its registered assigns, the principal sum of      U.S. dollars [or such other amount as is provided in a schedule attached hereto]4 on November 1, 2017.
          Interest Payment Dates: May 1 and November 1, commencing May 1, 2010.
          Record Dates: April 15 and October 15.
          Reference is made to the further provisions of this Note contained herein, which shall for all purposes have the same effect as if set forth at this place.
          IN WITNESS WHEREOF, each Co-Issuer has caused this Note to be signed manually or by facsimile by its duly authorized Officer.
Dated:

NAVIOS MARITIME HOLDINGS INC., as Co-Issuer
By:
Name:
Title:

[4]	This language should be included only if the Note is issued in global form.

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NAVIOS MARITIME FINANCE (US) INC., as Co-Issuer
By:
Name:
Title:

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FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION
          This is one of the 8 7/8% First Priority Ship Mortgage Notes due 2017 described in the within-mentioned Indenture.
Dated:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:

Authorized Signatory

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(Reverse of Note)
8 7/8% First Priority Ship Mortgage Notes due 2017
          Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.
          SECTION 1. Interest. Navios Maritime Holdings Inc., a Marshall Islands corporation, and Navios Maritime Finance (US) Inc., a Delaware Corporation, as co-issuers, (the “Co-Issuers”), jointly and severally promise to pay interest (including Additional Interest, if applicable) on the principal amount of this Note at 8 7/8% per annum from May 1, 2010, until maturity. The Co-Issuers shall pay interest semi-annually in arrears on May 1 and November 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”), commencing May 1, 2010. Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. The Co-Issuers shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand to the extent lawful at the interest rate applicable to the Notes; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Interest, if any (in each case without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.
          SECTION 2. Method of Payment. The Co-Issuers shall pay interest and Additional Interest, if any, on the Notes to the Persons who are registered Holders at the close of business on the April 15 or October 15 next preceding the Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes shall be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Co-Issuers shall pay principal, premium, if any, and interest on the Notes in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts (“U.S. Legal Tender”). Principal, premium, if any, interest and Additional Interest, if any, on the Notes shall be payable at the office or agency of the Co-Issuers maintained in the United States for such purpose except that, at the option of the Co-Issuers, the payment of interest and Additional Interest, if any, may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that for Holders owning at least $100,000 aggregate principal amount of Notes that have given wire transfer instructions to the Co-Issuers at least ten (10) Business Days prior to the applicable payment date, the Co-Issuers shall make all payments of principal, interest, premium and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Co-Issuers, the Co-Issuers’ office or agency in the United States shall be the office of the Trustee maintained for such purpose.
          SECTION 3. Paying Agent and Registrar. Initially, Wells Fargo Bank, National Association, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The

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Co-Issuers may change any Paying Agent or Registrar without prior notice to any Holder. Except as provided in the Indenture, the Co-Issuers or any of their Subsidiaries may act in any such capacity.
          SECTION 4. Indenture. The Co-Issuers issued the Notes under an Indenture dated as of November 2, 2009 (the “Indenture”) by and among the Co-Issuers, the Guarantors (as defined therein), Wells Fargo Bank, National Association, as Collateral Trustee, and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb) (the “Trust Indenture Act”). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.
           SECTION 5. Optional Redemption.
          (a) On or after November 1, 2013, the Co-Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable Redemption Date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date:

Year	Percentage
2013	104.438%
2014	102.219%
2015 and thereafter	100.000%
          (b) Prior to November 1, 2013, the Co-Issuers may, at their option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the sum of:
          (i) 100% of the principal amount of the Notes to be redeemed, plus
          (ii) the Applicable Premium, plus
accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable Redemption Date, subject to the right of Holders on the relevant Record Date to receive interest due on the relevant interest payment date (a “Make-Whole Redemption”).
          SECTION 6. Redemption With Proceeds of Equity Offerings. At any time prior to November 1, 2012, the Co-Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a Redemption Price of 108.875% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, with the net cash proceeds of one or more Equity Offerings; provided that:

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     (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (excluding Notes held by the Co-Issuers and their Restricted Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and
     (2) such redemption occurs not more than 180 days after the date of the closing of the relevant such Equity Offering.
          SECTION 7. Redemption for Changes in Withholding Tax. The Co-Issuers may, at their option, redeem all, but not less than all, of the Notes then outstanding at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Amounts, if any, thereon to the Redemption Date, if the Co-Issuers have become or would become obligated to pay, on the next date on which any amount would be payable with respect to such Notes, any Additional Amounts as a result of any change in law (including any regulations promulgated thereunder) or in the official interpretation or administration of law, if such change is announced and becomes effective on or after the Issue Date and the Co-Issuers determine in good faith that such obligation cannot be avoided (including, without limitation, by changing the jurisdiction from which or through which payment is made) by the use of reasonable measures (not requiring material cost) available to the Co-Issuers and the Guarantors.
          Notice of any such redemption must be given within 60 days of the earlier of the announcement and the effectiveness of any such amendment or change referred to in the preceding paragraph. At the time such notice of redemption is given, such obligation to pay such Additional Amounts must remain in effect. Immediately prior to the mailing of any notice of redemption described above, the Co-Issuers shall deliver to the Trustee (i) an Officers’ Certificate stating that the Co-Issuers are entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Co-Issuers so to elect to redeem have occurred and (ii) if requested by the Trustee, an Opinion of Counsel qualified under the laws of the relevant jurisdiction to the effect that the Co-Issuers or the applicable Guarantor or such successor Person, as the case may be, has or will become obligated to pay such Additional Amounts as a result of such amendment or change.
          SECTION 8. Selection and Notice of Redemption. Notes in denominations larger than $2,000 may be redeemed in part; provided that Notes shall be redeemed only in integral multiples of $1,000 unless all Notes held by a Holder are to be redeemed. Notice of redemption shall be mailed by first class mail at least 30 days but not more than 60 days before the Redemption Date to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest and Additional Interest, if any, cease to accrue on Notes or portions thereof called for redemption, unless the Co-Issuers default in the payment of the Redemption Price.

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          SECTION 9. Mandatory Redemption. The Co-Issuers shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes (it being understood that the foregoing shall not limit Section 10 below).
          SECTION 10. Repurchase at Option of Holder.
          (a) Upon the occurrence of a Change of Control, and subject to certain conditions set forth in the Indenture, the Co-Issuers shall be required to offer to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of the outstanding Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant interest payment date.
          (b) The Co-Issuers are, subject to certain conditions and exceptions, obligated to make an offer to purchase Notes and certain other pari passu Indebtedness at 100% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase, with certain Excess Proceeds, Excess Collateral Proceeds, Excess Loss Proceeds and Escrow Proceeds, in each case in accordance with the Indenture.
          SECTION 11. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Co-Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Co-Issuers and the Registrar are not required to transfer or exchange any Note selected for redemption, except the unredeemed portion of any Note being redeemed in part. Also, the Co-Issuers and the Registrar are not required to transfer or exchange any Notes for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed.
          SECTION 12. Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.
          SECTION 13. Amendment, Supplement and Waiver. The Indenture, the Security Documents and the Notes may be amended, supplemented or waived as set forth in, and subject to the terms and conditions of, the Indenture.
          SECTION 14. Defaults and Remedies. The Events of Default relating to the Notes are set forth in Section 6.01 of the Indenture. If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes generally may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency as set forth in the Indenture, all outstanding Notes shall become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Holders

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of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of the Holders of all of the Notes rescind an acceleration or waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, or the principal of, or the premium or Additional Interest on, the Notes, subject to certain conditions being met. The Co-Issuers shall deliver to the trustee a statement specifying any Default or Event of Default within 30 days of becoming aware thereof.
          SECTION 15. Additional Amounts. All payments made by the Co-Issuers under or with respect to this Note or by a Guarantor under or with respect to its Note Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, to the extent provided in Section 4.20 of the Indenture.
          SECTION 16. Security Documents. In order to secure the due and punctual payment of the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Co-Issuers and the Guarantors under the Indenture, the Notes and the Guarantees when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes, the Guarantees and the Indenture, each Co-Issuer and each of the Mortgaged Vessel Guarantors have granted security interests in and Liens on the Collateral owned by it to the Collateral Trustee on behalf of the Trustee for the benefit of the Holders pursuant to the Indenture and the Security Documents. The Notes will be secured by Liens and security interests in the Collateral that are subject only to Permitted Liens.
          Each Holder, by accepting a Note, consents and agrees to all of the terms and provisions of the Security Documents, as the same may be amended from time to time pursuant to the respective provisions thereof and of the Indenture.
          The Collateral Trustee, the Trustee and each Holder acknowledge that a release of any of the Collateral or Lien strictly in accordance with the terms and provisions of any of the Security Documents and the terms and provisions of the Indenture will not be deemed for any purpose to be an impairment of the security under the Indenture.
          SECTION 17. No Recourse Against Others. No past, future or present director, Officer, employee, incorporator, member, manager, agent or shareholder of any Co-Issuer or any Guarantor, as such, shall have any liability for any obligations of any Co-Issuer or any Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. The Holder by accepting this Note and the Note Guarantees waives and releases all such liability. Such waiver and release are part of the consideration for issuance of this Note and the Note Guarantees.
          SECTION 18. Note Guarantees. This Note shall be entitled to the benefits of certain Note Guarantees made for the benefit of the Holders. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders.
          SECTION 19. Trustee Dealings with the Co-Issuers. Subject to certain terms set forth in the Indenture, the Trustee, in its individual or any other capacity, may become the owner

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or pledgee of Notes and may otherwise deal with the Co-Issuers, the Guarantors their Subsidiaries or their respective Affiliates as if it were not the Trustee.
          SECTION 20. Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.
          SECTION 21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).
          SECTION 22. Additional Rights of Holders of Restricted Global Notes and Restricted Definitive Notes. Pursuant to, but subject to the exceptions in, the Registration Rights Agreement, the Co-Issuers and the Guarantors shall be obligated to use their commercially reasonable efforts to consummate an exchange offer pursuant to which the Holder of this Note shall have the right to exchange this Note for an 8 7/8% First Priority Ship Mortgage Note due 2017 of the Co-Issuers which shall have been registered under the Securities Act, in like principal amount and having terms identical in all material respects to this Note (except that such Note shall not be entitled to Additional Interest and shall not contain terms with respect to transfer restrictions). The Holders shall be entitled to receive certain Additional Interest in the event such exchange offer is not consummated or the Notes are not offered for resale and upon certain other conditions, all pursuant to and in accordance with the terms of the Registration Rights Agreement.5
          SECTION 23. CUSIP and ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Co-Issuers have caused CUSIP and ISIN numbers to be printed on the Notes and the Trustee may use CUSIP or ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.
          SECTION 23. GOVERNING LAW. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
          The Co-Issuers shall furnish to any Holder upon written request and without charge a copy of the Indenture.

[5]	This Section not to appear on Exchange Securities or Additional Notes unless required by the terms of such Additional Notes.

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EXHIBIT “B”
MORTGAGE CONDITIONS
Article I – Certain Definitions
          As used in this Deed, the following terms shall have the meaning provided below and all other terms used, but not otherwise defined herein, shall have the meanings provided therefore in the Indenture.
          “brokers” means such insurance brokers appointed by the Shipowner;
          “Casualty Amount” means US dollars One Million ($1,000,000) (or the equivalent amount in any other currency or currencies);
          “Charter” means, at any relevant time and in relation to the Vessel, any charter party, pool agreement or other employment contract relating to the Vessel whether now existing or hereinafter entered into by the Shipowner or any person, firm or company on its behalf;
          “Classification Society” means, in relation to the Vessel, any classification society which is a member of the International Association of Classification Societies (IACS) (or any successor organisation thereof) or such other classification society which the Mortgagee shall, at the request of the Shipowner, have agreed in writing shall be treated as the Classification Society in relation to the Vessel for the purposes of the relevant Security Documents;
          “Compulsory Acquisition” means requisition for title or other compulsory acquisition, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of the Vessel by any government entity or other competent authority, whether de jure or de facto, but shall exclude requisition for use or hire not involving requisition of title;
          “Contract of Affreightment” means any contract or engagement for the carriage or transportation of cargo, mail or passengers or any of them relating to the Vessel whether now existing or hereinafter entered into by the Shipowner or any person, firm or company on its behalf;
          “Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;
          “Earnings” means, in relation to the Vessel, all moneys whatsoever from time to time due or payable to the Shipowner during the period any Indebtedness remains unpaid, arising out of the use or operation of the Vessel including (but without limiting the generality of the foregoing) all freight, hire and passage moneys, income arising out of pooling arrangements, compensation payable to the Shipowner in the event of requisition of the Vessel for hire, remuneration for salvage or towage services, demurrage and detention moneys and damages for

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breach (or payment for variation or termination) of any charterparty or other contract for the employment of the Vessel;
          “Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, trust arrangement or security interest or other encumbrance of any kind securing any obligation of any person or any type of preferential arrangement (including without limitation title transfer and/or retention arrangements) having a similar effect;
          “Environmental Approval” means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to the Vessel or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from the Vessel required under any Environmental Law;
          “Environmental Claim” means any and all material enforcement, clean-up, removal or other governmental or regulatory actions or orders instituted or completed pursuant to any Environmental Law or any Environmental Approval together with material claims made by any third party relating to damage, contribution, loss or injury, resulting from any actual or threatened emission, spill, release or discharge of a Pollutant from the Vessel;
          “Environmental Laws” means all national, international and state laws, rules, regulations, treaties and conventions applicable to the Vessel pertaining to the pollution or protection of human health or the environment including, without limitation, the carriage of Pollutants and actual or threatened emissions, spills, releases or discharges of Pollutants;
          “excess risks” means the proportion of claims for general average and for salvage charges and under the ordinary running-down clause not recoverable in consequence of the excess of the value at which the Vessel is assessed for the purposes of such claims over her insured value;
          “Insurances” means all policies and contracts of insurances and all entries in a protection and indemnity or war risks association which are now or may hereafter be taken out or effected in respect of the Vessel, her freight, disbursement, profits or otherwise howsoever, and all the benefits thereof including all claims whatsoever and returns of premia; provided, however, that Insurances shall not include any policies of insurances issued to the Shipowner or for the Shipowner’s benefit that provide coverage for a credit default by a charterer under any charter party concerning the Vessel;
          “Insurers” means the underwriters or insurance companies with whom any Insurance is effected and the manager of any protection and indemnity or war risks association in which the Vessel may at any time be entered;
          “Loss Payable Clauses” means the provisions regulating the manner of payment of sums receivable under the Insurances which are to be incorporated in the relevant insurance documents, such provisions to be in the forms attached as Exhibit A to the Assignment of Insurance or in such other forms as may from time to time be required or agreed in writing by the Mortgagee;

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          “Obligatory Insurance” means any policy or contract of insurance and any entry in a protection and indemnity or war risks association effected under or pursuant to Clause 2.01(a) hereof;
          “Pollutant” means and includes pollutants, contaminants, toxic substances, oil as defined in the United States Oil Pollution Act of 1990 and all hazardous substances as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act 1980;
          “protection and indemnity risks” means the usual risks (including oil pollution and freight, demurrage and defence cover) covered by a United Kingdom protection and indemnity association or a protection and indemnity association which is managed in London (including, without limitation, the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in such policies of clause 8 of the Institute Time Clauses (Hulls) (1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision);
          “Requisition Compensation” means the sum of money or other compensation from time to time payable or paid by any person in connection with or by reason of requisition for title or other compulsory acquisition of the Vessel otherwise than by requisition for hire or use;
          “Total Loss” means:
     (a) actual, constructive, compromised or arranged total loss of the Vessel; or
     (b) Compulsory Acquisition of the Vessel; or
     (c) the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of the Vessel (other than where the same amounts to the Compulsory Acquisition of the Vessel) by any government entity, or by persons acting or purporting to act on behalf of any government entity, unless the Vessel be released and restored to the Shipowner from such hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation within six (6) months after the occurrence thereof; and
          “war risks” includes those risks covered by the standard form of English marine policy with Institute War and Strikes Clauses Hulls — Time (1/11/95) attached or similar cover.
Article II — Covenants of the Shipowner
          1.01. The Shipowner will pay, when due, the Indebtedness, represented by the Indenture, the Notes, the Guarantees and the Security Documents, and will observe, perform and comply with the covenants, terms and conditions herein and in the Indenture expressed or implied, on its part to be observed, performed or complied with.
          1.02. The Shipowner represents and warrants to the Mortgagee that the Shipowner:

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     (a) was duly organized and is now existing as a corporation under the laws of its jurisdiction of incorporation and is duly authorized to mortgage the Vessel and all corporate action necessary and required by law for the execution and delivery of this Mortgage has been duly and effectively taken and this Mortgage is and will be a valid and enforceable obligation of the Shipowner in accordance with its terms;
     (b) lawfully owns and is lawfully possessed of One Hundred per cent (100%) of the Vessel free from any lien or other encumbrance whatsoever prior to the lien of the Mortgagee under this Mortgage, except for liens for crew’s wages and other Permitted Liens (as defined in the Indenture) and, subject to such liens, will warrant and defend the title and possession thereof and to every part thereof for the benefit of the Mortgagee against the claims and demands of all persons whomsoever;
     (c) has not heretofore assigned or pledged or in any other way encumbered the Earnings, or the Requisition Compensation or any Charter or Contract of Affreightment or any part thereof; and
     (d) is not in default in any material respect under any Charter or Contract of Affreightment.
          1.03. The Shipowner shall at all times comply with and satisfy all of the applicable provisions of the laws of the flag of the Vessel (including without limitation all rules and regulations issued thereunder) in order to maintain this Mortgage upon the Vessel and upon all renewals, replacements and improvements made in or to the same. The Shipowner will take all such action and execute all such instruments, as the Mortgagee may reasonably request from time to time in order to give full effect to this Mortgage and to further assure to the Mortgagee the security and benefit of this Mortgage and the right in rem and lien granted hereby. The Shipowner shall pay all reasonable fees and expenses in connection with the foregoing.
          1.04. The Shipowner shall notify the Mortgagee forthwith by fax, thereafter confirmed by letter, of:
     (a) any damage to the Vessel requiring repairs the cost of which will exceed the Casualty Amount;
     (b) any occurrence in consequence of which the Vessel has or may become a Total Loss;
     (c) any requisition of the Vessel for hire;
     (d) any requirement or recommendation made by any insurer or Classification Society or by any competent authority which is not, or cannot be, complied with in accordance with its terms and within such time periods and any extensions thereof set by such insurer or Classification Society;
     (e) any exercise of a lien or other claim on the Earnings or Insurances or any part thereof;

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     (f) any petition or notice of meeting to consider any resolution to wind-up the Shipowner (or any event analogous thereto under the laws of the place of its incorporation);
     (g) the occurrence of any Default; and
     (h) the occurrence of any Environmental Claim against the Shipowner or the Vessel, or any incident, event, or circumstance which may give rise to any such Environmental Claim.
          1.05. The Shipowner shall take all necessary and proper precautions to prevent any infringements of the Anti-Drug Abuse Act of 1986 of the United States of America or any similar legislation applicable to the Vessel in any jurisdiction in or to which the Vessel shall be employed or located or trade or which may otherwise be applicable to the Vessel and/or the Shipowner and, if the Mortgagee shall so require, to enter into a “Carrier Initiative Agreement” with the United States Customs and Border Protection and to procure that such agreement (or any similar agreement hereafter introduced by any Government Entity of the United States of America) is maintained in full force and effect and performed by the Shipowner.
          1.06. The Shipowner shall comply with all Environmental Laws in relation to the Vessel including, without limitation, requirements relating to manning and establishment of financial responsibility and to obtain and comply with, all Environmental Approvals in relation to the Vessel.
          1.07. The Shipowner will:
     (a) promptly take all steps necessary or appropriate to preserve for the benefit of the Shipowner and the Mortgagee their respective interests in each Charter or each Contract of Affreightment;
     (b) promptly and diligently perform the obligations on its part contained in any Charter or Contract of Affreightment, and, in the case of a default by any charterer or any shipper under any Charter or Contract of Affreightment, institute and maintain all such proceedings as may be reasonably necessary or expedient to preserve or protect the interest of the Shipowner and the Mortgagee, in such Charter or Contract of Affreightment;
     (c) not assign, charge, pledge or otherwise create any encumbrances over the whole or any part of its rights under any Charter or Contract of Affreightment or in respect of the Requisition Compensation, in favor of anyone other than the Mortgagee,
     (d) not grant nor agree to any material waiver or release of any material obligation of any charterer or any shipper under any such Charter or Contract of Affreightment;
     (e) not let the Vessel:

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     (A) on demise charter for any period without the prior written consent of the Mortgagee;
     (B) on terms whereby more than two (2) month’s hire (or the equivalent) is payable in advance; or
     (C) on terms other than reasonable commercial terms or any non-arms’ length terms; and
     (f) not enter into any agreement or arrangement whereby the Earnings may be shared with any other person.
          1.08. The Shipowner will not cause or permit the Vessel to be operated in a manner contrary to any material law, will not engage in any unlawful trade or carry any cargo that will expose the Vessel to penalty, confiscation, forfeiture, capture, condemnation and will not do or suffer or permit to be done anything which will cause the loss of registration or enrollment of the Vessel under the laws and regulations of its country of registry.
          1.09. The Shipowner will pay and discharge when due and payable, from time to time, all taxes, assessments, governmental charges, fines and penalties lawfully imposed on the Vessel or any income therefrom unless the same shall be contested in good faith and by appropriate proceedings.
          1.10. In the event of requisition of the title or requisition of the use of the Vessel for a period of longer than six (6) months, the Mortgagee shall be entitled to receive directly all amounts payable to the Shipowner by reason of such requisition, such amounts to be applied to the payment of any and all amounts becoming due and payable in respect of the Indebtedness and crediting the Shipowner with the surplus, if any; and the Shipowner hereby irrevocably constitutes and appoints the Mortgagee attorney-in-fact, to demand, collect and receive all amounts which may become payable to the Shipowner by reason of such requisition. The Shipowner agrees to notify promptly the Mortgagee and execute and deliver to the Mortgagee promptly upon demand any and all documents and instruments which may be necessary in order to put into effect and carry out the foregoing.
          1.11. Except for this Mortgage and Permitted Liens under the Indenture, the Shipowner shall not have any right, power or authority to create, incur or permit to be placed or imposed or continued upon the Vessel any liens, encumbrance, or charge on the Vessel for longer than forty five (45) days after the same becomes due and payable.
          1.12 The Vessel shall, and the Shipowner covenants that she shall, at all times comply with all applicable laws, treaties and conventions of the state of registration of the Vessel and rules and regulations issued thereunder and shall have on board certificates showing compliance therewith. The Shipowner shall do everything necessary under the laws of the state of registration of the Vessel for the purpose of perfecting and maintaining this Mortgage as a good and valid mortgage and, in particular (but without prejudice to the generality of the foregoing), shall carry on board the Vessel with the Vessel’s papers a properly certified copy of this Mortgage and exhibit the same to any person having a legal interest therein, to any person having business with the Vessel and to any representative of the Mortgagee and shall place and keep

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prominently displayed in the chartroom and in the master’s cabin of the Vessel a framed printed notice in plain type reading as follows:
NOTICE OF MORTGAGE
“This Vessel is covered by a Mortgage in favor of WELLS FARGO BANK, NATIONAL ASSOCIATION, U.S.A., as collateral trustee and joint creditor, and under the terms of said Mortgage, neither the Shipowner, any charterer, the master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than liens for crew’s wages and salvage.”
          1.13. If a libel be filed against the Vessel or the Vessel be otherwise attached, levied upon or taken into custody by virtue of any legal proceeding in any court and not released within fifteen (15) days, the Shipowner shall promptly notify the Mortgagee and within thirty (30) days shall cause the Vessel to be released from any such attachment, levy or custody and shall promptly notify the Mortgagee of such release.
          1.14. The Shipowner shall at all times and without cost or expense to the Mortgagee:
     (a) maintain and preserve, or cause to be maintained and preserved, in all material respects the Vessel in good running order and repair as will keep her or cause her to be kept, in such condition, as will entitle her to the highest classification and rating for vessels of the same age and type with a Classification Society and annually will furnish the Mortgagee a certificate by such Classification Society that such classification is maintained. The Shipowner will promptly furnish to the Mortgagee full information in respect of any casualty or other accident or damage to the Vessel involving an amount estimated by the Shipowner as likely to be in excess of the Casualty Amount.
     (b) submit the Vessel to continuous surveys and such periodical or other surveys as may be required for classification purposes and to supply to the Mortgagee upon request copies of all survey reports issued in respect thereof;
     (c) ensure that the Mortgagee, by surveyors or other persons appointed by it for such purpose (but at the expense of the Shipowner), may board the Vessel at all reasonable times for the purpose of inspecting her and to afford all proper facilities for such inspections;
     (d) deliver to the Mortgagee upon request but no more than once during any twelve (12) month period, a report prepared by surveyors or inspectors appointed by the Mortgagee, in relation to the seaworthiness and safe operation of the Vessel, produce evidence to the Mortgagee that any recommendations made in such reports have been complied with or will be complied with in accordance with their terms, in full and thereafter procure that such recommendations are so complied with;
     (e) not without the prior written consent of the Mortgagee to, or suffer any other persons to:

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     (i) make any modification to the Vessel in consequence of which her structure, type or performance characteristics could or might be materially altered or her value materially reduced; or
     (ii) remove any material part of the Vessel or any equipment the value of which is such that its removal from the Vessel would materially reduce the value of the Vessel without replacing the same with equivalent parts or equipment which are owned by the Shipowner free from Encumbrances; or
     (iii) install on the Vessel any equipment owned by a third party which cannot be removed without causing material damage to the structure or fabric of the Vessel.
          1.15. Save for affiliates of the Co-Issuers and/or the Shipowner, the Shipowner shall not appoint any person, firm or company to act as manager or managers of the Vessel unless the Mortgagee shall have first given its written approval to such appointment, which approval shall not be unreasonably withheld, and to the material terms of the management contract and no alteration to such material terms shall be made without the prior written approval of the Mortgagee.
          1.16. The Shipowner will from time to time upon the request of the Mortgagee deliver for inspection copies of any and all contracts and documents relating to the Vessel, whether on board or not and upon the request of the Mortgagee, will give the Mortgagee all other reasonable information regarding the Vessel, her employment, position and engagements.
          1.17. Except as permitted under the Indenture and the Security Documents, the Shipowner will not transfer or change the flag or port of documentation of the Vessel, or sell, transfer, mortgage or demise charter the Vessel without the written consent of the Mortgagee first had and obtained, which consent shall be granted for flags that are approved by the terms of the Indenture.
          1.18. The Shipowner, at its own cost and expense, shall insure the Vessel and keep the same insured in accordance with the terms stipulated in Article II below.
          1.19. The Shipowner will not cause or permit the Vessel to undertake a voyage to or to sail in any area which has been declared a war area by the relevant underwriters and insurance companies and has been included in the list in effect from time to time of exclusions attached to the war risks insurance policies in the form of war risks trading warranties, without first notifying thereof the war risks underwriters of the Vessel and paying any additional insurance premiums required.
          1.20. The Shipowner shall pay to the Mortgagee on demand, together with interest at the rate applicable from time to time to the overdue portion of the Indebtedness, all monies whatsoever which the Mortgagee shall or may reasonably expend or become liable for in or about the protection, maintenance or enforcement of the security created by this Mortgage or in or about the exercise by the Mortgagee of any of the powers vested in it hereunder and in particular, but without limitation as to the generality of the foregoing, in respect of discharge or purchase of liens, lifting or arrest (whether enforced or conservative), taxes (including taxes in

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connection with or incidental to the registration of this Mortgage), dues, assessments, governmental charges, fines and penalties lawfully imposed, repairs, attorney’s fees and out-of-pocket expenses and other matters which the Shipowner is obligated herein to provide but fails to provide. The Mortgagee, though privileged so to do, shall be under no obligation to the Shipowner to make any such expenditures, nor shall the making thereof relieve the Shipowner of the consequences of any Event of Default (as hereinafter defined). Such obligation of the Shipowner to reimburse the Mortgagee shall be an additional indebtedness of the Shipowner secured by this Mortgage.
Article II — Insurance
          2.01. The Shipowner covenants that it will at all times:
     (a) insure and keep the Vessel insured free of cost and expense to the Mortgagee and in the sole name of the Manager (Navios ShipManagement Inc.) and/or name of Shipowner:
     (i) against fire and usual marine risks (including excess risks) and war risks, on an agreed value basis, according to English or American or Norwegian hull clauses or any other similar clauses with a reasonable deductible (but in no event in excess of US Dollars One Million ($ 1,000,000), for an amount in US dollars not less than the fair market value of the Vessel, and upon such terms as shall from time to time be approved in writing by the Mortgagee; provided that if and when the Vessel is laid up, in lieu of such Insurances as contemplated in this clause 2.01(a), the Shipowner may keep such Vessel insured under a policy of port or lay up risk insurance;
     (ii) against protection and indemnity risks (including pollution risks for the highest amount in respect of which cover is or may become available for vessels of the same type, size, age and flag as the Vessel and a freight, demurrage and defence cover) for the full value and tonnage of the Vessel; and
     (iii) in respect of such other matters of whatsoever nature and howsoever arising in respect of which insurance would be maintained by a prudent owner of a vessel of the same type and age as the Vessel;
and to pay to the Mortgagee the cost (as conclusively certified by the Mortgagee) of any mortgagee’s interest insurance (including, if the Mortgagee shall so require, mortgagee’s additional perils (including all P&I risks) coverage) which the Mortgagee may from time to time effect in respect of the Vessel, upon such terms and in such amounts as the Mortgagee shall deem desirable;
     (b) effect the insurances aforesaid in US Dollars and through the brokers (other than the said mortgagee’s interest insurance which shall be effected through brokers nominated by the Mortgagee, if so requested by the Mortgagee) and with reputable and recognized creditworth insurance companies and/or underwriters; provided however that the insurances against war risks and protection and indemnity risks may be effected

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by the entry of the Vessel with reputable and recognized creditworth war risks and protection and indemnity associations;
     (c) punctually to pay all premiums, calls, contributions or other sums payable in respect of all such insurances and to produce all relevant receipts or other evidence of payment when so required by the Mortgagee;
     (d) at least twenty one (21) days before the relevant policies, contracts or entries expire, notify the Mortgagee of the names of the brokers proposed to be employed by the Shipowner or any other party for the purposes of the renewal of such insurances and of the amounts in which such insurances are proposed to be renewed and the risks to be covered and, subject to compliance with any requirements of the Mortgagee pursuant to this clause 2.01, procure that appropriate instructions for the renewal of such Insurances on the terms so specified are given to the brokers and/or to the war risks and protection and indemnity associations at least three (3) days before the relevant policies, contracts or entries expire, and that the brokers and/or the approved war risks and protection and indemnity associations will at least one (1) day before such expiry (or within such shorter period as the Mortgagee may from time to time agree) confirm in writing to the Mortgagee as and when such renewals have been effected in accordance with the instructions so given;
     (e) arrange for the execution and delivery of such guarantees or indemnities as may from time to time be required by any protection and indemnity or war risks association;
     (f) deposit with the brokers (or procure the deposit of) all slips, cover notes, policies, certificates of entry or other instruments of insurance from time to time issued in connection with such of the insurances referred to in clause 2.01(a) as are effected through the brokers and procure that the interest of the Mortgagee shall be endorsed thereon by incorporation of the relevant Loss Payable Clause and, where the insurances have been assigned to the Mortgagee, by means of a Notice of Assignment of Insurances (in the form attached as Exhibit A to the Assignment of Insurance and signed by the Shipowner or such other form as may be agreed to by the Mortgagee and by any other assured who shall have assigned its interest in the insurances to the Mortgagee) and that the Mortgagee shall be furnished with pro forma copies thereof and a letter or letters of undertaking from the approved brokers in such form as shall from time to time be required by the Mortgagee;
     (g) procure that any protection and indemnity and/or war risks associations in which the Vessel is for the time being entered shall endorse the relevant Loss Payable Clause on the relevant certificate of entry or policy and shall furnish the Mortgagee with a copy of such certificate of entry or policy and a letter or letters of undertaking in such form as may from time to time be required by the Mortgagee;
     (h) take all necessary action and comply with all requirements which may from time to time be applicable to the Insurances (including, without limitation, the making of all requisite declarations within any prescribed time limits and the payment of any

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additional premiums or calls) so as to ensure that the Insurances are not made subject to any exclusions or qualifications which are not customary for vessels of the same or similar type as the Vessel and engaged in business that the Vessel is ordinarily engaged in or would impair the Mortgagee’s rights to the Insurance;
     (i) provide to the Mortgagee upon request, copies of all written communications between the Shipowner and the brokers and approved war risks and protection and indemnity associations which relate to compliance with requirements from time to time applicable to the Insurances including, without limitation, all requisite declarations and payments of additional premiums or calls referred to in clause 2.01(h);
     (j) do all things necessary and provide all documents, evidence and information reasonably requested by the Mortgagee to enable the Mortgagee to collect or recover any moneys which shall at any time become due in respect of the Insurances; and
     (k) not employ the Vessel or suffer the Vessel to be employed otherwise than in conformity with the terms of the Insurances (including any warranties express or implied therein) without first obtaining the consent of the insurers to such employment and complying with such requirements as to extra premium or otherwise as the insurers may prescribe.
          2.02. The Shipowner also covenants that:
     (a) without prejudice to the generality of the foregoing:
     (A) the insurances taken out pursuant to clause 2.01(a)(i) shall be on a full cover or all risks cover basis, according to either English or American or Norwegian or Codex 2006 hull clauses or such other generally accepted hull clauses used by prudent shipowners of the same type of vessel as the Vessel with only reasonable deductibles, in no event shall such deductibles be in excess of US Dollars One Million ($ 1,000,000);
     (B) the insurances taken out pursuant to clause 2.01(a)(ii) shall be according to London Institute War Clauses or such other generally accepted war clauses used by prudent shipowners of the same type of vessel as the Vessel, attaching also the so-called War Protection Clause, and the Shipowner shall be required to insure separately crew war liabilities; and
     (C) if any crew liabilities have been entirely excluded from protection and indemnity association cover or insured on a deductible/excess basis, such liabilities shall be further separately insured;
     (b) if the Shipowner insures the Vessel with a self-insurance or mutual insurance schemes or any of the Obligatory Insurances are placed with an insurance company which the Mortgagee reasonably determines to be captive insurance company, then if the Mortgagee so requires, the Shipowner will ensure that such captive insurance company or mutual insurance scheme (A) reinsures the risks, and (B) assigns to the Mortgagee its rights, title and interest in and to such reinsurance policies; and

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     (c) it is hereby agreed that if the Shipowner fails to take out or maintain any insurance required to be effected by it pursuant to clause 2.01, the Mortgagee on behalf of the Shipowner, may (but shall not be bound to) effect any such insurance (without prejudice to any other right of the Mortgagee arising hereunder, under the Indenture, the Notes, the Guarantee or under the other Security Documents by reason of such default) and the Shipowner will on demand pay to the Mortgagee the amount of any payment made in connection therewith, together with interest thereon at the rate specified in the Notes from the date of payment was made to the date of receipt.
          2.03 The Shipowner:
          (a) forthwith upon the effecting of any Obligatory Insurances, will give written notice thereof to the Mortgagee stating the full particulars (including the dates and amounts) thereof;
          (b) will cause the brokers and the managers of any protection and indemnity or war risks association in which the Vessel may be entered:
     (A) to hold to the order of the Mortgagee the original of all policies, contracts, binders, insurance slips, cover notes and certificates of entry relating to the Vessel, and to deliver certified copies thereof to the Mortgagee on its request; and
     (B) to agree to advise the Mortgagee promptly:
     (1) if any underwriter, insurance company or protection and indemnity or war risks association cancels any Obligatory Insurance;
     (2) of any alteration to any Obligatory Insurance or any default in the payment of any premium, call or contribution or any failure to renew any of the Insurances at least twenty one (21) days before its expiry; and
     (3) of any other act, omission or event of which they have knowledge which would or might render invalid or unenforceable any of the Obligatory Insurances in whole or in part;
          (c) represents and warrants that it has not heretofore assigned, charged or pledged the Insurances in whole or in part, and will not hereafter assign, charge or pledge the Insurances in whole or in part to anyone other than the Mortgagee ;
          (d) will not settle, compromise or abandon any claim under any of the Obligatory Insurances other than a claim of less than US Dollars One Million ($1,000,000) and not being a claim arising out of the total loss of the Vessel;
          (e) if and whenever any of the Obligatory Insurances comes into effect, will give written notice thereof to the Mortgagee stating the full particulars (including the dates and amounts) thereof; and

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          (f) will, without expense to the Mortgagee, make all proofs of loss and take any and all other steps necessary to effect collection from brokers, underwriters or protection and indemnity or war risk associations of any loss under any Insurance and shall do all things necessary and provide all documents, evidence and information to enable the Mortgagee to collect or recover any moneys which shall at any time become due in respect of the Insurances.
          2.04. Until the occurrence of an Event of Default:
          (a) any claim under any such insurance (other than in respect of actual or constructive or arranged or compromised total loss) whether such claim is under the terms of the relevant loss payable clause payable directly to the Manager (Navios ShipManagement Inc.) and/or the Shipowner or not, shall be applied by the Manager (Navios ShipManagement Inc.) and/or the Shipowner in making good the loss or damage in respect of which it has been paid or paid to the Shipowner in reimbursement of moneys expended by it for such purpose, in each case in an manner consistent with the terms of the Indenture;
          (b) any claim in respect of protection and indemnity insurance shall be paid directly to the person, firm or company to which the liability covered by such insurance was incurred or the Manager (Navios ShipManagement Inc.) and/or the Shipowner in reimbursement of moneys expended in satisfaction of such liability;
          (c) the Mortgagee shall promptly consent to the payment to the Manager (Navios ShipManagement Inc.) and/or the Shipowner of any claim under any of the Obligatory Insurances, upon receipt by the Mortgagee of a written undertaking by the Shipowner to apply such payment as provided herein in this clause 2.04.
          2.05. Any claim under any such insurance and entry in respect of actual or constructive or arranged or compromised total loss shall be paid to the Mortgagee to be applied in accordance with the terms of the Indenture.
          2.06. Upon the occurrence of an Event of Default, any claim under any such insurance and entry will be paid to the Mortgagee and will be applied by the Mortgagee in accordance with the terms of the Indenture.
Article III — Events of Default and Remedies of the Mortgagee
          3.01. The following events, herein called “Events of Default” (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be affected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), constitute Events of Default under this Mortgage:
     (a) If any Event of Default (as defined in the Indenture) shall occur under the terms of the Indenture, the Notes or the Guarantees; or
     (b) If the Shipowner fails to perform or observe the terms, covenants or provisions contained in this Mortgage and such failure shall continue unremedied for a

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period exceeding thirty (30) days after written notice thereof is provided by the Mortgagee to the Shipowner; or
     (c) if any concerned governmental authority shall refuse or shall fail to deliver any required consent or approval to any of the transactions or instruments described or contemplated by this Mortgage in respect of the Shipowner or any Guarantor or if any such governmental authority shall terminate or shall suspend any consent or approval heretofore granted by such governmental authority or if any exchange control or other law or regulation of the state of registration of the Vessel or any other country or political subdivision of any thereof shall exist which makes any transaction under this Mortgage or the continuation thereof unlawful or would prevent the performance of any term of this Mortgage or of any instrument delivered in connection herewith; or
     (d) if the Vessel shall be libeled or levied upon or taken by virtue of any attachment or execution or conservative arrest or seized by any judicial, governmental or other authority and shall not be released from such libel, levy, attachment, execution, conservative arrest or seizure within thirty (30) days after the date on which notice of such event was required to be delivered to the Mortgagee; or
     (e) if the Shipowner shall do or omit, or cause to be done or omitted, any act or shall incur or cause to be incurred any expense which shall imperil the security of the Mortgagee created by this Mortgage or the registration of the Vessel under the laws of the state of registration of the Vessel;
     (f) if the Shipowner or any competent governmental authorities take steps to have the Vessel flagged in a jurisdiction not permitted be the terms of this Mortgage; or
     (g) if any account, bill, charge, claim, bottomry bond or other document shall come into existence in respect of the Vessel or any share therein which the Mortgagee may be called upon to take up or which it may think necessary or advisable to take up or which may confer upon the holder thereof a maritime lien or any other claim upon the Vessel, or any share therein, in priority to the claim of the Mortgagee hereunder other than any applicable Permitted Lien and such lien is not removed from the Vessel within sixty (60) days after the Shipowner or the Manager becomes aware of such lien; or
     (h) if contrary to the entry in the appropriate ships registry, the Shipowner is not the owner of the Vessel or any share therein or if its ownership is the subject of a final non-appealable judgment determined in a manner adverse to the Shipowner or the rank or validity of the Mortgage entered in favor of the Mortgagee is the subject of a final non-appealable judgment determined in a manner adverse to the Mortgagee; or
     (i) the state of the flag of the Vessel becomes involved in hostilities or civil war or there is a seizure of power in such state by unconstitutional means and such hostilities, civil war or seizure of power affects the registration of the Vessel or the enforceability of this Mortgage; or

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     (j) the Shipowner fails to comply with any Environmental Law or any Environmental Approval or the Vessel is involved in any incident which gives rise or may give rise to an Environmental Claim.
          3.02. In case any one or more Events of Default shall have occurred and be continuing, then, in each and every such case the Mortgagee will have the right to, upon written notice of such Event of Default to the Shipowner and failure by the Shipowner to cure such Event of Default within five (5) days after such notice, and subject to the terms of Indenture and this Mortgage, without notice or further demand, immediately to put into force and exercise all the powers and remedies possessed by it according to law as mortgagee and chargee of the Vessel and in particular but without limitation as to the generality of the foregoing:
     (a) declare immediately due and payable all of the Notes (in which case all of the same shall be immediately due and payable together with accrued interest until the date of the actual payment, such interest to be computed at the default interest specified in the Indenture), and bring suit at law, in equity or in admiralty, as it may be advised, to recover judgment for the Notes and collect the same out of any and all property of the applicable Co-Issuer or the Shipowner, whether covered by this Mortgage or otherwise;
     (b) exercise all of the rights and remedies in foreclosure and otherwise given to mortgagees by the provisions of applicable law;
     (c) take and enter into possession of the Vessel, at any time, wherever the same may be, without court decision or other legal process and without being responsible for loss or damage and the Mortgagee may, without being responsible for loss or damage, hold, lay up, lease, charter, operate or otherwise use the Vessel for such time and upon such terms as it may deem to be for its best advantage, and demand, collect and retain all hire, freights, earnings, issues, revenues, income, profits, return of premiums, salvage awards or recoveries, recoveries in general average, and all other sums due or to become due in respect of the Vessel or in respect of any insurance thereon from any person whomsoever, accounting only for the net profits, if any, arising from such use of the Vessel and charging upon all receipts from use of the Vessel or from the sale thereof by court proceedings or by private sale hereunder all costs, expenses, charges, damages or losses by reason of such use, and if at any time the Mortgagee shall avail itself of the right herein given to it to take the Vessel: (i) the Mortgagee shall have the right to dock the Vessel for a reasonable time at any dock, pier or other premises of the Shipowner without charge, or to dock the Vessel at any other place at the cost and expense of the Shipowner, and (ii) the Mortgagee shall have the right to require the Shipowner to deliver, and the Shipowner shall on demand, at its own cost and expense, deliver to the Mortgagee the Vessel as demanded; and (iii) the Shipowner hereby irrevocably instructs the master of the Vessel so long as this Mortgage is outstanding to deliver the Vessel to the Mortgagee as demanded;
     (d) sell the Vessel or any share therein with or without the benefit of any charterparty or other engagement by public auction or private contract without legal process at any place in the world and upon such terms as the Mortgagee in its absolute discretion may determine with power to postpone any such sale and without being answerable for

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any loss occasioned by such sale or resulting from the postponement thereof and at any such public auction the Mortgagee may, at its option, become the purchaser of the Vessel on behalf of the holders of the Notes, and shall have the right to set off the purchase price against the Indebtedness. Any sale of the Vessel or any share therein made by the Mortgagee in pursuance of this Mortgage, whether under the power of sale granted in this provision or the power of attorney granted in sub-paragraph (a) of clause 3.03 below, or any judicial proceedings shall operate to divest all title, right and interest of any nature whatsoever of the Shipowner therein and thereto and shall bar the Shipowner, its successors and assigns, and all persons claiming by, through or under them. Upon any such sale, the purchaser shall not be bound to see or inquire whether the Mortgagee’s power of sale has arisen in the manner herein provided and the sale shall be within the power of the Mortgagee and the receipt of the Mortgagee for the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable or otherwise liable therefor.
          3.03. The Shipowner hereby irrevocably (because such appointment is also to the interest of the Mortgagee) appoints the Mortgagee its attorney-in-fact with full power in the name of the Shipowner:
     (a) to sell and transfer the Vessel or any share therein, to make a good conveyance of the title to the Vessel so sold and to execute and deliver to any such purchaser a legal bill of sale of the Vessel and any and all other documents, instruments and writings necessary or advisable for such sale and transfer;
     (b) to demand, collect, receive, compromise and sue for, so far as may be permitted by law, all freights, hire earnings, issues, revenues, income and profits of the Vessel and all amounts due from underwriters under any insurance thereon as payment of losses or as return of premiums or otherwise, salvage awards and recoveries in general average or otherwise, and all other sums due or to become due at the time of the happening of any Event of Default in respect of the Vessel, or in respect of any insurance thereon from any person whomsoever, and to make, give and execute in the name of the Shipowner acquaintances, receipts, releases or other discharges for the same, whether under seal or otherwise, and to endorse and accept in the name of the Shipowner all checks, notes, drafts, warrants, agreements and other instruments in writing with respect to the foregoing; and
     (c) to appear in the name of the Shipowner its successors and assigns, in any court of any country or nation of the world where a suit is pending against the Vessel because of or on account of any alleged lien against the Vessel, or any share therein, from which the Vessel has not been released and to take such proceedings as to it may seem proper towards the defense of such suit and the purchase or discharge of such lien : and all reasonable expenditures made or incurred by it for the purpose of such defense or purchase or discharge shall be a debt due from the Shipowner, its successors and assigns, to the Mortgagee secured by this Mortgage secured by this Mortgage in like manner and extent as if the amount and description thereof were written herein; provided however that the Mortgagee shall not exercise the power contained in this clause 3.03, unless and until the Indebtedness shall have become immediately due and payable pursuant to clause 3.01

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above. The exercise of such power by the Mortgagee shall not put any person dealing with it, including, without limitation, any master or charterer or purchaser of the Vessel and/or ships registrar of government authority, upon any inquiry as to whether the Indebtedness shall have become immediately due and payable as aforesaid, nor shall any such person be in anywise affected by notice to the contrary and the exercise by the Mortgagee of this power shall be conclusive evidence of its right to exercise the same.
          3.04. Upon the occurrence and during the continuance of an Event of Default and after the Indebtedness represented by the Notes, has become immediately due and payable, the Mortgagee may from time to time appoint in writing any person to be a receiver of the Vessel and may from time to time in writing remove any receiver so appointed and appoint another in his place. A receiver so appointed shall be the receiver of the Shipowner and the Shipowner shall be solely responsible for his acts and defaults and remuneration. Such receiver shall have the power to exercise all or any of the powers conferred on the Mortgagee by law and by this Mortgage. The Shipowner hereby irrevocably appoints any receiver, appointed as aforesaid, its attorney for and in its name and on its behalf and as its act and deed to execute, seal and deliver and otherwise perfect any assurance, agreement, instrument or act which may be required or may be deemed proper for any of the purposes hereof. The net proceeds of sale and all other monies received by the receiver shall be applied by it, subject to the claims of all secured creditors (if any) ranking in priority to this security, as provided in the Indenture.
          3.05. The powers conferred upon the Mortgagee by this Mortgage are and shall be in addition to and not to the prejudice of all statutory and other powers (whether of sale, appointment of a receiver or otherwise) conferred upon mortgagees and may be exercised by it without restriction and at such times (with or without notice) and in such manner as the Mortgagee in its sole discretion may think fit.
          3.06. The exercise by the Mortgagee or any receiver, referred to in clause 3.04 above, of any power, power of attorney, right or remedy granted to any of them hereunder shall not put any person dealing with them (including without limitation any master or purchaser or charterer of the Vessel and/or any ships registrar or government authority) upon any inquiry as to whether notice has been given or any Event of Default has occurred or as to the propriety of any sale or charter of the Vessel or as to the application of the proceeds thereof, nor shall any such person be in anywise affected by notice to the contrary and the exercise by the Mortgagee or any such receiver of any power, power of attorney, right or remedy hereunder shall be conclusive evidence of its right to exercise the same.
          3.07. No delay or omission by the Mortgagee in the exercise of any right or power or in the pursuance of any remedy accruing upon any and all Events of Default shall impair any such right, power or remedy or be construed to be a waiver of any such Event of Default or to be an acquiescence therein; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercises thereof or the exercise of any such right, power or remedy hereunder; nor shall the acceptance by the Mortgagee of any security or any payment of or on account of the Indebtedness after any Event of Default or of any payment on account of any past Event of Default be construed to be a waiver of any right to take advantage of any future Event of Default or of any past Event of Default not completely cured thereby. No modification or waiver of any provision hereof nor consent to any departure herefrom by any

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party hereto shall in any event be effective unless the same shall be in writing and then such waiver or consent shall be effective only on the specific instances and for the purpose for which given.
          3.08. In case the Mortgagee shall have proceeded to enforce any right, power or remedy under this Mortgage by foreclosure, entry or otherwise and such proceedings shall have been discontinued or abandoned for any reason or shall have been determined adversely to the Mortgagee, then and in every such case the Shipowner and the Mortgagee shall be restored to their former positions and rights hereunder with respect to the Vessel and all rights, remedies and powers of the Mortgagee shall continue as if no such proceedings had been taken.
          3.09. The Shipowner hereby empowers the Mortgagee to apply any credit balance from time to time standing upon any account of the Shipowner with the Mortgagee in or towards satisfaction of the Indebtedness represented by the Indenture, the Notes, the Guarantees and the Security Documents and in the name of the Mortgagee or of the Shipowner or any of them to do all such acts and execute all such documents as may be required to effect such application.
          3.10. The Shipowner hereby further covenants with the Mortgagee that the Shipowner will from time to time at the request in writing of the Mortgagee do all such things and execute all such documents as the Mortgagee may consider reasonably necessary or desirable for giving full effect to the Mortgage or for securing the rights of the Mortgagee hereunder.
          3.11. The proceeds of any sale, requisition or taking of the Vessel and the net earnings from any management, charter or other use of the same by the Mortgagee under any of the powers herein specified and any and all other monies received by the Mortgagee pursuant to and under the terms of this Mortgage or in any proceedings hereunder, the application of which has not elsewhere herein been specifically provided for, shall be applied by the Mortgagee as provided in the Indenture.
          In the event that the proceeds are insufficient to pay the amount payable to anyone other than the Shipowner, as provided in the Indenture, the Mortgagee shall be entitled to collect the balance from the Shipowner or any other person liable therefore.
          3.12. Until one or more of the Events of Defaults shall happen and the Mortgagee shall have served notice on the Shipowner that the Notes are immediately due and payable, the Shipowner:
     (a) shall be suffered and permitted to retain actual possession and use of the Vessel; and
     (b) shall have the right, from time to time, in its discretion and without obtaining a release thereof by the Mortgagee, to dispose of, free from the lien hereof any boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings or equipment or any other appurtenances of the Vessel that are no longer useful, necessary, profitable or advantageous in the operation of the Vessel, first or simultaneously replacing the same by new boilers, engines, machinery, mast spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture fittings,

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equipment or other appurtenances of at least substantially equal value to the Shipowner, which shall forthwith become subject to the lien of this Mortgage.
          3.13 If at any time after an Event of Default and prior to the actual sale of the Vessel by the Mortgagee as preferred mortgagee hereunder or prior to any foreclosure proceedings, the Shipowner offers completely to cure all Events of Default and to pay all reasonable expenses, advances and damages to the Mortgagee consequent on such Events of Default with interest, at the default interest rate as provided in this Mortgage, the Mortgagee shall subject to the terms of the Indenture, accept such offer and payment and restore the Shipowner to its former position, but such action shall not affect any subsequent Event of Default or impair any rights of the Mortgagee consequent thereon.
          3.14. In addition to any other provisions hereof for the enforcement of the rights of the Mortgagee under this Mortgage, the Mortgagee may, at its opinion, upon the occurrence of an Event of Default and after serving notice on the Shipowner that the Notes are immediately due and payable bring:
     (a) an action, suit or other proceeding in rem against the Vessel to foreclose the Mortgage and sell the Vessel in any court of any country in which the Vessel may be found, and/or
     (b) an action, suit or other proceeding in personam against the Shipowner and/or any person obligated to the Mortgagee in connection with the Indebtedness to recover payment thereof and interest, charges and expenses and/or to foreclose this Mortgage and sell the Vessel in any court in any country in which the Vessel or the Shipowner or any person liable may be found; and for the purpose of conferring jurisdiction on any such court in any country the Shipowner hereby irrevocably submits itself and the Vessel to the jurisdiction of any court in any country wherein the Vessel may be located at any time of an Event of Default hereunder, and to all proceedings in the courts of said country or place, instituted by the Mortgagee and the Shipowner irrevocably appoints the master and the charterer for the time being of the Vessel and the Shipowner of the Vessel for the time being at any port as the Shipowner and representatives of the Shipowner, upon any one of whom service of process may be made in any legal action, suit or proceeding in any such court. Notice of the commencement of any such suit, action or proceeding shall be promptly given by the Mortgagee to the Shipowner.
          3.15. All the covenants, promises, stipulations and agreements of the Shipowner contained in this Mortgage shall bind the Shipowner and its successors and permitted assigns, and all the covenants, promises, stipulations and agreements of the Mortgagee contained in this Mortgage shall inure to the benefit of the Mortgagee and its successors and assigns, whether so expressed or not.
          3.16. Any provision of this Mortgage which is prohibited or unenforceable by reason of any present or future law in any jurisdiction or court shall, as to such jurisdiction or court, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction or court shall not invalidate or render unenforceable such provision in any other jurisdiction or

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court. The Shipowner further agrees that, in the event that this Mortgage or any provisions herein shall be deemed invalidated in whole or in part by reason of any present or future law or any decision of any authoritative court, or be deemed by the Mortgagee for any reason insufficient to secure the Indebtedness, then from time to time the Shipowner will promptly upon demand by the Mortgagee execute on its own behalf such other and further assurance and documents as in the opinion of the Mortgagee’s counsel are reasonably necessary for the repayment of the Indebtedness or the creation of the security hereby agreed to be given.

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EXHIBIT “C”
THE INDENTURE

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EXHIBIT F-3
FORM OF PANAMANIAN SHIP MORTGAGE
FIRST NAVAL MORTGAGE
ON THE PANAMANIAN FLAG MOTOR VESSEL
[                    ]
. / .
          THIS FIRST NAVAL MORTGAGE is made this [     ] day of November, 2009,
B E T W E E N
(1)	[ ] (hereinafter called the “Shipowner”), a corporation organized and existing under the laws of the Republic of the Marshall Islands, having its registered office at [ ]; and

(2)	WELLS FARGO BANK, National Association (the “Mortgagee”), a national banking association organized and existing under the laws of the United States of America, having its registered office at 625 Marquette Avenue, Mineapolis, MN 55402, U.S.A.
W H E R E A S :
          I. The Shipowner is the sole, legal, absolute and unencumbered owner of the whole of the motor vessel “                    ”, duly documented in the name of the Shipowner under and pursuant to the laws of the Republic of Panama, the detailed description of which is as follows:
motor vessel                     , ex                     , steel hull, gross tonnage                      tons, net tonnage                      tons, length                      mts, breadth                      mts, depth                      mts, radio call letters in the International Code of Signals                     , type, number and horsepower of Engine: one (1) motor diesel                      KW, Register No.                     , IMO                     , together with all her boilers, engines, machinery, outfit, spare parts, bunkers, lubricants and gear and all other constituent parts, and appurtenances thereto belonging, whether now owned or hereafter acquired, and all additions, improvements and replacements made in or to the Vessel (all of the foregoing being herein encompassed by the term “Vessel”); and
          II. NAVIOS MARITIME HOLDINGS Inc, a Marshall Islands corporation (the “Company”) and NAVIOS MARITIME FINANCE (US) Inc., a Delaware corporation (collectively the “Co-Issuers”), have jointly and severally issued on November 2, 2009, in U.S.A., US dollars Four Hundred Million ($400,000,000) of their 8 7/8% First Priority Ship Mortgage

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Notes due 2017 (hereinafter referred to as the “Note Issue”). The notes issued under the Indenture referred to below and constituting the Note Issue and the notes to be issued in replacement or substitution thereof are hereinafter collectively called the “Notes” and individually a “Note”. The Notes bears interest at the rate of 8 7/8% per annum and if overdue, 8 7/8% per annum. Interest is payable semi-annually in arrears on the first day of each May and November, commencing on May 1, 2010. Additional Interest, if any, is payable at the rate of up to 1.25% per annum as set forth in the Indenture and the Notes. The form of the Notes with the Guarantees mentioned therein, is attached hereto as Exhibit “A” and made an integral part hereof.
          III. The Note Issue is guaranteed (the “Guarantees”) irrevocably and unconditionally, jointly and severally, by certain Subsidiaries of the Company, including the Shipowner (the “Guarantors”). In order to secure its obligations under its guarantee, the Shipowner has agreed to execute and deliver, inter alia, this Mortgage as collateral security therefore.
          IV. The Notes and related Guarantees have been issued and the Mortgagee has been appointed Trustee and Collateral Trustee for the Notes pursuant to an indenture dated November 2, 2009 (such indenture as from time to time amended or supplemented being hereinafter called the “Indenture”) executed in the city of New York, New York, U.S.A. by and among the Mortgagee, as Trustee and Collateral Trustee, the Co-Issuers and the Guarantors. The Indenture contains in detail the terms and conditions of the Note Issue and the contents thereof constitute an integral part hereof. It being agreed that terms used herein and not otherwise defined are used as defined in the Indenture and that, in the event of any inconsistency between the provisions of the Indenture and the provisions of this Mortgage, the provisions of the Indenture shall be paramount and shall prevail. A copy of the Indenture is kept at the offices of the Trustee. Excerpt thereof containing the form of Article Ten of the Indenture in respect of Note Guarantee together with a form of Notation of Guarantee to be executed by each Guarantor for its endorsement on each Note are attached hereto as Exhibits “B” and “C” respectively, and made an integral part hereof.
          V. Under the terms of the Indenture and applicable New York law, the Mortgagee, in its capacity as Trustee and Collateral Trustee of the Note Issue for the benefit of the Holders, has inter alia the right, power and authority in its own name and as lawful owner of the relevant claims, rights and actions to:
     (a) pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Notes or to enforce the performance of any provision of the Notes, the Indenture or this Mortgage,
     (b) recover judgment in its own name against the Issuer or the Shipowner or any other obligor on the Notes for the whole amount of principal and accrued interest remaining unpaid, together with interest overdue on principal and, to the extent that payment of such interest is lawful, interest on overdue payments of interest, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Mortgagee, its agents and counsel, and

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     (c) file such proofs of claim and other papers of documents as may be necessary or advisable in order to have the claims of the Mortgagee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Mortgagee, its agents and counsel) and the holders of the Notes allowed in any judicial proceedings relative to the Issuer, the Shipowner or any other obligor under the Notes, its creditors or its property and shall be entitled and empowered to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and any custodian or public or court officer in any such judicial proceedings is authorized to make such payments to the Mortgagee and, in the event that the Mortgagee shall consent to the making of such payments directly to the holders of the Notes, to pay to the Mortgagee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Mortgagee, its agents and counsel, and any other amounts due the Mortgagee under the Indenture.
          All rights of action and claims under the Indenture or this Mortgage may be enforced by the Mortgagee even if the Mortgagee does not possess any of the Notes or does not produce any of them in the proceedings.
          VI. It was one of the conditions of the Indenture that the Shipowner executes a first mortgage on the Vessel as security for the Indebtedness as defined herein below; and
          VII. The Shipowner in order to secure the due and punctual payment of the indebtedness aforesaid and the performance and observance of and compliance with the covenants, terms and conditions and in the Indenture, the Guarantees and this Mortgage contained, has duly authorized the execution and delivery of this Mortgage under and pursuant to the provisions of Law 55 of 6th August, 2008 and the pertinent provisions of the Civil Code and other legislation of the Republic of Panama.
          NOW THEREFORE THIS DEED WITNESSETH and it is hereby agreed as follows:
          1. The Mortgage
          In consideration of the premises and of other good and valuable consideration, the receipt and adequacy whereof is hereby acknowledged THE SHIPOWNER as BENEFICIAL OWNER DOES HEREBY MORTGAGE AND CHARGE to and in favor of the Mortgagee, as Collateral Trustee for the account of the holders of the Notes, all its interest, present and future, in the Vessel BY WAY OF SECURITY for the repayment to the Mortgagee of any and all monies payable by the Shipowner under the Indenture and/or the Notes and/or the Guarantee and any all other monies including interest, premium (if any), commissions, expenses, taxes, indemnities and other charges due to the Mortgagee under the terms of the Indenture and/or the Notes and/or the Guarantee and/or hereof and under any eventual subsequent amendment of the terms of the Indenture and/or the Notes and/or the Guarantees and/or this Mortgage (including by way of indication the variation of the manner of computation or the time of payment of interest and the variation of the time of repayment of principal) or any claim of the Mortgagee against the Shipowner and/or the officers, representatives, employees and servants thereof out of tort and/or unjust enrichment and/or payment of monies not due relating to the Note Issue and/or the execution

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of the Indenture and/or the Guarantees and/or the Notes and/or this Mortgage, same constituting additional indebtedness secured by this Mortgage (all such monies being hereinafter collectively referred to as the “Indebtedness”) and the performance of and compliance with all the covenants, terms, conditions and obligations on the part of the Shipowner contained in this Mortgage and in the Indenture and the Guarantees.
          2. Amount and Maturity Date of this Mortgage
          The Shipowner hereby executes this Mortgage to secure the Indebtedness in the total principal amount of Four Hundred Million United States Dollars (US$ 400,000,000) in respect of the obligations arising from the principal amount of the Note Issue, and in addition applicable premium thereon plus, interest, fees, court costs, collection expenses, amounts resulting from fluctuation in exchange rates and any additional amounts agreed upon which are secured in accordance with Article 260 of Law 55 of 6th August, 2008 of the Republic of Panama for which the Shipowner may become liable in connection with the performance of the covenants of this Mortgage, the Indenture, the Guarantees, and the Notes.
          The Shipowner will effect payment of any monies due under this Mortgage, the Indenture, the Guarantee and the Notes upon written demand by the Mortgagee as Collateral Trustee. The maturity date of the primary obligations secured by this Mortgage is November 1, 2017.
          3. Interest Rate
          For purposes of this Mortgage, the applicable interest to the Notes will be eight points and seven eighths per cent (8.875%) per annum and will be payable semi-annually in arrears on the first day of each May and November, commencing on May 1, 2010, as established in Section 1 of the Notes attached hereto as Exhibit A, and if overdue at the rate of 8.875% per annum, plus Additional Interest, if any, payable at the rate of up to one percentage point and one quarter of one (1.25%) per annum, as set forth in the Indenture and the Notes.
          4. Assignment of Insurance and Assignment of Freights and Hires
          In pursuance of this Mortgage, the Shipowner under the terms of a certain First Priority Assignment of Insurance and a certain First Priority Assignment of Freights and Hires dated the date hereof (hereinafter called the “Assignment”) has further assigned and transferred to the Mortgagee, all the Shipowner’s right, title and interest in and to:
     (a) the policies of insurance and entries in a mutual insurance association or club that have now or may thereafter be taken out in respect of the Vessel for hull and machinery, freights, disbursements, profits or otherwise howsoever and for protection and indemnity and all the benefits thereof including all claims of whatsoever nature, return of premiums, etc.; provided, however, that such insurances shall not include any policies of insurances issued to the Shipowner or for the Shipowner’s benefit that provide coverage for a credit default by a charterer under any charter party concerning the Vessel; and

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     (b) all hires of the Vessel which shall include all freights, passage monies, hire monies, requisition compensation, salvage, charter remuneration, demurrage, detention monies or claims for damage arising out of the breach of any contract relating to the employment of the Vessel and in general all the earnings of the Vessel.
          5. Continuing Security
          It is declared and agreed that the security created by this Mortgage shall be held by the Mortgagee as a continuing security for the payment of the Indebtedness and that the security so created shall not be satisfied by any intermediate payment or satisfaction of any part of the amount hereby secured and that the security so created shall be in addition to and shall not in any way be prejudiced or affected by any collateral or other security now or hereafter held by the Mortgagee for all or any part of the moneys hereby and thereby secured and that every power and remedy given to the Mortgagee hereunder shall be in addition to and not in limitation of any and every other power or remedy vested in the Mortgagee under any such other collateral or security and that all the powers so vested in the Mortgagee may be exercised from time to time and as often as the Mortgagee may deem expedient.
          6. Termination of the Mortgage
          The Mortgagee hereby agrees that, upon payment of all monies hereby secured before this security shall have become enforceable and upon payment of all costs and the discharge of all liabilities incurred by the Mortgagee in relation to these presents, it will, at the expense of the Shipowner, discharge this security and retransfer or re-assign to the Shipowner all charterparties, freights, policies, certificates of entry and other documents relating to the Vessel, as may remain in its possession, freed and discharged from the provisions herein contained.
          7. Successors and assigns
          All of the covenants, promises, stipulations and agreements of the Shipowner in this Mortgage contained shall bind the Shipowner and its successors and assigns and shall inure to the benefit of the Mortgagee and its successors and assigns. In the event of any assignment of this Mortgage, the term “Mortgagee” as used in this Mortgage, shall be deemed to mean any such assignee.
          8. Notices
          For the purpose of any notice or service of process under or in connection with this Mortgage, the Shipowner hereby agrees that the notice or service of process, made to the Shipowner at the address mentioned below, shall be sufficient and binding upon the Shipowner for any and all such purposes: c/o Navios Maritime Holdings Inc., at 85, Akti Miaouli, Piraeus 185 38, Greece.
          9. Counterparts
          This Mortgage may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

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          10. Registration of the Mortgage
          The parties hereby confer a special power of attorney with the right of substitution upon Messrs. Vives y Asociados, lawyers in the City of Panama, with its office at Proconsa II Building, Floor 8, Beatriz M. de Cabal Street, Panama City, Republic of Panama, Panama, Republic of Panama, empowering them to take all necessary steps to record this mortgage deed in the appropriate registry in the Republic of Panama.
          11. Delegation of Powers
          The Mortgagee, at any time and from time to time, may delegate by power of attorney or in any other manner to any persons all or any of the powers, authorities and discretions which are for the time being exercisable by the Mortgagee under this Mortgage in relation to the Vessel. Any such delegation may be made upon such terms and subject to such regulations as the Mortgagee may think fit.
          12. Language
          In the event of any conflict between the English text of this Mortgage and the Spanish translation recorded in Panama City, the text in English shall prevail.
          13. Mortgage Conditions
          The Shipowner hereby covenants, declares and agrees that the property above described is to be held subject to the further covenants, terms and conditions, stipulated in Exhibit “D” attached hereto and made an integral part of this Mortgage.
          14. Applicable Law
          This Mortgage shall be governed by and construed in accordance with, the laws of the Republic of Panama.
          IN WITNESS WHEREOF the parties hereto have caused this Mortgage to be duly signed and delivered by their respective authorized representatives the day and year first hereinabove written.

The Shipowner
SIGNED by [ ]	)
as Attorney in fact for and on behalf of	)
[ ].	)

The Mortgagee
SIGNED by [ ]	)
as Attorney-in-fact for and on behalf	)
of WELLS FARGO BANK,	)

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National Association
as Collateral Trustee	)

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EXHIBIT “A”
FORM OF NOTES
NAVIOS MARITIME HOLDINGS INC.
NAVIOS MARITIME FINANCE (US) INC.
8 7/8% First Priority Ship Mortgage Notes due 2017
CUSIP No. [639365AC9][Y62196AB9]
ISIN No. [US639365AC91][USY62196AB97]

No.	$
          NAVIOS MARITIME HOLDINGS INC., a Marshall Islands corporation, and NAVIOS MARITIME FINANCE (US) INC., a Delaware corporation, as co-issuers, (the “Co-Issuers”), for value received, jointly and severally, promise to pay to                      or its registered assigns, the principal sum of U.S. dollars [or such other amount as is provided in a schedule attached hereto]6 on November 1, 2017.
          Interest Payment Dates: May 1 and November 1, commencing May 1, 2010.
          Record Dates: April 15 and October 15.
          Reference is made to the further provisions of this Note contained herein, which shall for all purposes have the same effect as if set forth at this place.
          IN WITNESS WHEREOF, each Co-Issuer has caused this Note to be signed manually or by facsimile by its duly authorized Officer.
Dated:

NAVIOS MARITIME HOLDINGS INC., as Co-Issuer
By:
Name:
Title:

[6]	This language should be included only if the Note is issued in global form.

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NAVIOS MARITIME FINANCE (US) INC., as Co-Issuer
By:
Name:
Title:

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FORM OF TRUSTEE’S CERTIFICATE OF AUTHENTICATION
          This is one of the 8 7/8% First Priority Ship Mortgage Notes due 2017 described in the within-mentioned Indenture.
Dated:

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee
By:
Authorized Signatory

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(Reverse of Note)
8 7/8% First Priority Ship Mortgage Notes due 2017
          Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.
          SECTION 1. Interest. Navios Maritime Holdings Inc., a Marshall Islands corporation, and Navios Maritime Finance (US) Inc., a Delaware Corporation, as co-issuers, (the “Co-Issuers”), jointly and severally promise to pay interest (including Additional Interest, if applicable) on the principal amount of this Note at 8 7/8% per annum from May 1, 2010, until maturity. The Co-Issuers shall pay interest semi-annually in arrears on May 1 and November 1 of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an “Interest Payment Date”), commencing May 1, 2010. Interest on the Notes shall accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. The Co-Issuers shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand to the extent lawful at the interest rate applicable to the Notes; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Additional Interest, if any (in each case without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest shall be computed on the basis of a 360-day year of twelve 30-day months.
          SECTION 2. Method of Payment. The Co-Issuers shall pay interest and Additional Interest, if any, on the Notes to the Persons who are registered Holders at the close of business on the April 15 or October 15 next preceding the Interest Payment Date, even if such Notes are canceled after such Record Date and on or before such Interest Payment Date, except as provided in Section 2.12 of the Indenture with respect to defaulted interest. The Notes shall be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Co-Issuers shall pay principal, premium, if any, and interest on the Notes in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts (“U.S. Legal Tender”). Principal, premium, if any, interest and Additional Interest, if any, on the Notes shall be payable at the office or agency of the Co-Issuers maintained in the United States for such purpose except that, at the option of the Co-Issuers, the payment of interest and Additional Interest, if any, may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; provided that for Holders owning at least $100,000 aggregate principal amount of Notes that have given wire transfer instructions to the Co-Issuers at least ten (10) Business Days prior to the applicable payment date, the Co-Issuers shall make all payments of principal, interest, premium and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Co-Issuers, the Co-Issuers’ office or agency in the United States shall be the office of the Trustee maintained for such purpose.
          SECTION 3. Paying Agent and Registrar. Initially, Wells Fargo Bank, National Association, the Trustee under the Indenture, shall act as Paying Agent and Registrar. The Co-Issuers may change any Paying Agent or Registrar without prior notice to any Holder. Except as

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provided in the Indenture, the Co-Issuers or any of their Subsidiaries may act in any such capacity.
          SECTION 4. Indenture. The Co-Issuers issued the Notes under an Indenture dated as of November 2, 2009 (the “Indenture”) by and among the Co-Issuers, the Guarantors (as defined therein), Wells Fargo Bank, National Association, as Collateral Trustee, and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code §§ 77aaa-77bbbb) (the “Trust Indenture Act”). The Notes are subject to all such terms, and Holders are referred to the Indenture and the Trust Indenture Act for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.
          SECTION 5. Optional Redemption.
          (a) On or after November 1, 2013, the Co-Issuers may redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable Redemption Date, if redeemed during the twelve-month period beginning on November 1 of the years indicated below, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date:

Year	Percentage
2013	104.438%
2014	102.219%
2015 and thereafter	100.000%
          (b) Prior to November 1, 2013, the Co-Issuers may, at their option, redeem all or a part of the Notes upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the sum of:
          (i) 100% of the principal amount of the Notes to be redeemed, plus
          (ii) the Applicable Premium, plus
accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed, to the applicable Redemption Date, subject to the right of Holders on the relevant Record Date to receive interest due on the relevant interest payment date (a “Make-Whole Redemption”).
          SECTION 6. Redemption With Proceeds of Equity Offerings. At any time prior to November 1, 2012, the Co-Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes) at a Redemption Price of 108.875% of the principal amount, plus accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, with the net cash proceeds of one or more Equity Offerings; provided that:

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     (1) at least 65% of the aggregate principal amount of Notes issued under the Indenture (excluding Notes held by the Co-Issuers and their Restricted Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and
     (2) such redemption occurs not more than 180 days after the date of the closing of the relevant such Equity Offering.
          SECTION 7. Redemption for Changes in Withholding Tax. The Co-Issuers may, at their option, redeem all, but not less than all, of the Notes then outstanding at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest and Additional Amounts, if any, thereon to the Redemption Date, if the Co-Issuers have become or would become obligated to pay, on the next date on which any amount would be payable with respect to such Notes, any Additional Amounts as a result of any change in law (including any regulations promulgated thereunder) or in the official interpretation or administration of law, if such change is announced and becomes effective on or after the Issue Date and the Co-Issuers determine in good faith that such obligation cannot be avoided (including, without limitation, by changing the jurisdiction from which or through which payment is made) by the use of reasonable measures (not requiring material cost) available to the Co-Issuers and the Guarantors.
          Notice of any such redemption must be given within 60 days of the earlier of the announcement and the effectiveness of any such amendment or change referred to in the preceding paragraph. At the time such notice of redemption is given, such obligation to pay such Additional Amounts must remain in effect. Immediately prior to the mailing of any notice of redemption described above, the Co-Issuers shall deliver to the Trustee (i) an Officers’ Certificate stating that the Co-Issuers are entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Co-Issuers so to elect to redeem have occurred and (ii) if requested by the Trustee, an Opinion of Counsel qualified under the laws of the relevant jurisdiction to the effect that the Co-Issuers or the applicable Guarantor or such successor Person, as the case may be, has or will become obligated to pay such Additional Amounts as a result of such amendment or change.
          SECTION 8. Selection and Notice of Redemption. Notes in denominations larger than $2,000 may be redeemed in part; provided that Notes shall be redeemed only in integral multiples of $1,000 unless all Notes held by a Holder are to be redeemed. Notice of redemption shall be mailed by first class mail at least 30 days but not more than 60 days before the Redemption Date to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note shall be issued in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest and Additional Interest, if any, cease to accrue on Notes or portions thereof called for redemption, unless the Co-Issuers default in the payment of the Redemption Price.

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          SECTION 9. Mandatory Redemption. The Co-Issuers shall not be required to make mandatory redemption or sinking fund payments with respect to the Notes (it being understood that the foregoing shall not limit Section 10 below).
          SECTION 10. Repurchase at Option of Holder.
          (a) Upon the occurrence of a Change of Control, and subject to certain conditions set forth in the Indenture, the Co-Issuers shall be required to offer to purchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of the outstanding Notes at a purchase price equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant interest payment date.
          (b) The Co-Issuers are, subject to certain conditions and exceptions, obligated to make an offer to purchase Notes and certain other pari passu Indebtedness at 100% of their principal amount, plus accrued and unpaid interest and Additional Interest, if any, thereon to the date of repurchase, with certain Excess Proceeds, Excess Collateral Proceeds, Excess Loss Proceeds and Escrow Proceeds, in each case in accordance with the Indenture.
          SECTION 11. Denominations, Transfer, Exchange. The Notes are in registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Co-Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Co-Issuers and the Registrar are not required to transfer or exchange any Note selected for redemption, except the unredeemed portion of any Note being redeemed in part. Also, the Co-Issuers and the Registrar are not required to transfer or exchange any Notes for a period of 15 days before the mailing of a notice of redemption of Notes to be redeemed.
          SECTION 12. Persons Deemed Owners. The registered Holder of a Note may be treated as its owner for all purposes.
          SECTION 13. Amendment, Supplement and Waiver. The Indenture, the Security Documents and the Notes may be amended, supplemented or waived as set forth in, and subject to the terms and conditions of, the Indenture.
          SECTION 14. Defaults and Remedies. The Events of Default relating to the Notes are set forth in Section 6.01 of the Indenture. If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes generally may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency as set forth in the Indenture, all outstanding Notes shall become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Holders

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of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of the Holders of all of the Notes rescind an acceleration or waive any existing Default and its consequences under the Indenture except a continuing Default in the payment of interest on, or the principal of, or the premium or Additional Interest on, the Notes, subject to certain conditions being met. The Co-Issuers shall deliver to the trustee a statement specifying any Default or Event of Default within 30 days of becoming aware thereof.
          SECTION 15. Additional Amounts. All payments made by the Co-Issuers under or with respect to this Note or by a Guarantor under or with respect to its Note Guarantee shall be made free and clear of and without withholding or deduction for or on account of any present or future Taxes, to the extent provided in Section 4.20 of the Indenture.
          SECTION 16. Security Documents. In order to secure the due and punctual payment of the principal of, premium, if any, and interest on the Notes and all other amounts payable by the Co-Issuers and the Guarantors under the Indenture, the Notes and the Guarantees when and as the same shall be due and payable, whether at maturity, by acceleration or otherwise, according to the terms of the Notes, the Guarantees and the Indenture, each Co-Issuer and each of the Mortgaged Vessel Guarantors have granted security interests in and Liens on the Collateral owned by it to the Collateral Trustee on behalf of the Trustee for the benefit of the Holders pursuant to the Indenture and the Security Documents. The Notes will be secured by Liens and security interests in the Collateral that are subject only to Permitted Liens.
          Each Holder, by accepting a Note, consents and agrees to all of the terms and provisions of the Security Documents, as the same may be amended from time to time pursuant to the respective provisions thereof and of the Indenture.
          The Collateral Trustee, the Trustee and each Holder acknowledge that a release of any of the Collateral or Lien strictly in accordance with the terms and provisions of any of the Security Documents and the terms and provisions of the Indenture will not be deemed for any purpose to be an impairment of the security under the Indenture.
          SECTION 17. No Recourse Against Others. No past, future or present director, Officer, employee, incorporator, member, manager, agent or shareholder of any Co-Issuer or any Guarantor, as such, shall have any liability for any obligations of any Co-Issuer or any Guarantors under the Notes, the Indenture, the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. The Holder by accepting this Note and the Note Guarantees waives and releases all such liability. Such waiver and release are part of the consideration for issuance of this Note and the Note Guarantees.
          SECTION 18. Note Guarantees. This Note shall be entitled to the benefits of certain Note Guarantees made for the benefit of the Holders. Reference is hereby made to the Indenture for a statement of the respective rights, limitations of rights, duties and obligations thereunder of the Guarantors, the Trustee and the Holders.
          SECTION 19. Trustee Dealings with the Co-Issuers. Subject to certain terms set forth in the Indenture, the Trustee, in its individual or any other capacity, may become the owner

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or pledgee of Notes and may otherwise deal with the Co-Issuers, the Guarantors their Subsidiaries or their respective Affiliates as if it were not the Trustee.
          SECTION 20. Authentication. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.
          SECTION 21. Abbreviations. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entirety), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).
          SECTION 22. Additional Rights of Holders of Restricted Global Notes and Restricted Definitive Notes. Pursuant to, but subject to the exceptions in, the Registration Rights Agreement, the Co-Issuers and the Guarantors shall be obligated to use their commercially reasonable efforts to consummate an exchange offer pursuant to which the Holder of this Note shall have the right to exchange this Note for a 8 7/8% First Priority Ship Mortgage Note due 2017 of the Co-Issuers which shall have been registered under the Securities Act, in like principal amount and having terms identical in all material respects to this Note (except that such Note shall not be entitled to Additional Interest and shall not contain terms with respect to transfer restrictions). The Holders shall be entitled to receive certain Additional Interest in the event such exchange offer is not consummated or the Notes are not offered for resale and upon certain other conditions, all pursuant to and in accordance with the terms of the Registration Rights Agreement.7
          SECTION 23. CUSIP and ISIN Numbers. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Co-Issuers have caused CUSIP and ISIN numbers to be printed on the Notes and the Trustee may use CUSIP or ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.
          SECTION 24. Governing Law. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO CONFLICTS OF LAW PRINCIPLES TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.
          The Co-Issuers shall furnish to any Holder upon written request and without charge a copy of the Indenture.

[7]	This Section not to appear on Exchange Securities or Additional Notes unless required by the terms of such Additional Notes.

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EXHIBIT “B”
ARTICLE TEN OF THE INDENTURE
NOTE GUARANTEE
          SECTION 10.01 Unconditional Guarantee
          Subject to the provisions of this Article Ten, each of the Guarantors hereby, jointly and severally, unconditionally and irrevocably guarantees to each Holder of a Note authenticated and delivered by the Trustee and to the Trustee and its successors and assigns, irrespective of the validity and enforceability of this Indenture, the Notes, the Security Documents or the obligations of the Co-Issuers to the Holders or the Trustee hereunder or thereunder: (a) (x) the due and punctual payment of the principal of, premium, if any, and interest and Additional Interest, if any, on the Notes when and as the same shall become due and payable, whether at maturity, upon redemption or repurchase, by acceleration or otherwise, (y) the due and punctual payment of interest on the overdue principal and (to the extent permitted by law) interest and Additional Interest, if any, on the Notes and (z) the due and punctual payment and performance of all other obligations of the Co-Issuers, in each case, to the Holders or the Trustee hereunder or thereunder (including amounts due the Trustee under Section 7.07), all in accordance with the terms hereof and thereof (collectively, the “Guarantee Obligations”); and (b) in case of any extension of time of payment or renewal of any Notes or any of such other obligations, the due and punctual payment and performance of the Guarantee Obligations in accordance with the terms of the extension or renewal, whether at maturity, upon redemption or repurchase, by acceleration or otherwise. Failing payment when due of any amount so guaranteed, or failing performance of any other obligation of the Co-Issuers to the Holders under this Indenture, under the Notes or under any Security Document, for whatever reason, each Guarantor shall be obligated to pay, or to perform or cause the performance of, the same immediately. An Event of Default under this Indenture, the Notes or the Security Documents shall constitute an Event of Default under the Note Guarantees, and shall entitle the Holders to accelerate the obligations of the Guarantors thereunder in the same manner and to the same extent as the obligations of the Co-Issuers.
          Each of the Guarantors hereby agrees that (to the extent permitted by law) its obligations hereunder shall be unconditional, irrespective of the validity, regularity or enforceability of the Notes, this Indenture or the Security Documents, the absence of any action to enforce the same, any waiver or consent by any Holder with respect to any provisions hereof or thereof, any release of any other Guarantor, the recovery of any judgment against the Co-Issuers, any action to enforce the same, whether or not a Note Guarantee is affixed to any particular Note, or any other circumstance which might otherwise constitute a legal or equitable discharge or defense of a Guarantor (other than payment). To the fullest extent permitted by law and subject to Section 6.06, each of the Guarantors hereby waives the benefit of diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Co-Issuers, any right to require a proceeding first against the Co-Issuers, protest, notice and all demands whatsoever and covenants that its Note Guarantee shall not be discharged except by complete performance of the obligations contained in the Notes, this Indenture, this Note Guarantee and the Security Documents. This Note Guarantee is a guarantee of payment and not of

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collection. If any Holder or the Trustee is required by any court or otherwise to return to any Co-Issuer or to any Guarantor, or any custodian, trustee, liquidator or other similar official acting in relation to such Co-Issuer or such Guarantor, any amount paid by such Co-Issuer or such Guarantor to the Trustee or such Holder, this Note Guarantee, to the extent theretofore discharged, shall be reinstated in full force and effect. Each Guarantor further agrees that, as between it, on the one hand, and the Holders and the Trustee, on the other hand, (a) subject to this Article Ten, the maturity of the obligations guaranteed hereby may be accelerated as provided in Article Six for the purposes of this Note Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and (b) in the event of any acceleration of such obligations as provided in Article Six, such obligations (whether or not due and payable) shall forthwith become due and payable by the Guarantors for the purpose of this Note Guarantee.
          SECTION 10.02. Limitation on Guarantor Liability
          Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Note Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance for purposes of Bankruptcy Law, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar federal, foreign, provincial or state law to the extent applicable to any Note Guarantee. To effectuate the foregoing intention, the Trustee, the Holders and the Guarantors hereby irrevocably agree (to the extent required by such laws) that the obligations of such Guarantor under its Note Guarantee and this Article Ten shall be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including any guarantee under the Credit Agreement) that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article Ten, result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance. Each Guarantor that makes a payment for distribution under its Note Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on the adjusted net assets of each Guarantor.
          Each Guarantor that is incorporated, organized or formed, as the case may be, in Belgium (a “Belgian Guarantor”), and by its acceptance hereof, each Holder and the Trustee, hereby confirms that notwithstanding any other provision of this Indenture, or any related agreements or certificates, the maximum aggregate liability hereunder of any such Belgian Guarantor will be limited so that the aggregate of such Belgian Guarantor’s liability hereunder plus all other liabilities (including conditional guarantees) of such Belgian Guarantor will not exceed its financial capacity or otherwise result in insolvency of such Belgian Guarantor nor exceed any other limitation imposed by Belgian law.
          SECTION 10.03 Execution and Delivery of Guarantee
          To further evidence its Guarantee set forth in Section 10.01, each Guarantor hereby agrees that a notation of such Guarantee, substantially in the form of Exhibit E hereto (each, a “Notation of Guarantee”), shall be endorsed on each Note authenticated and delivered by the Trustee. Such Notation of Guarantee shall be executed on behalf of each Guarantor by

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either manual or facsimile signature of one Officer or other person duly authorized by all necessary corporate action of such Guarantor who shall have been duly authorized to so execute by all requisite corporate action. The validity and enforceability of any Notation of Guarantee shall not be affected by the fact that it is not affixed to any particular Note.
          Each of the Guarantors hereby agrees that its Note Guarantee set forth in Section 10.01 shall remain in full force and effect notwithstanding any failure to endorse on each Note a Notation of Guarantee.
          If an Officer of a Guarantor whose signature is on this Indenture or a Notation of Guarantee no longer holds that office at the time the Trustee authenticates the Note on which such Notation of Guarantee is endorsed or at any time thereafter, such Guarantor’s Notation of Guarantee of such Note shall nevertheless be valid.
          The delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of any Note Guarantee set forth in this Indenture on behalf of each Guarantor.
          SECTION 10.04. Release of a Guarantor.
          Notwithstanding Section 4.16(a), a Guarantor shall be automatically and unconditionally released from its obligations under its Note Guarantee and its obligations under this Indenture and the Registration Rights Agreement in accordance with Section 4.16(b) or as otherwise expressly permitted by this Indenture.
          The Trustee shall execute an appropriate instrument prepared by the Co-Issuers evidencing the release of a Guarantor from its obligations under its Note Guarantee upon receipt of a request by the Co-Issuers or such Guarantor accompanied by an Officers’ Certificate and, if requested by the Trustee, an Opinion of Counsel certifying as to the compliance with this Section 10.04; provided, however, that the legal counsel delivering such Opinion of Counsel may rely as to matters of fact on one or more Officers’ Certificates of the Co-Issuers.
          Except as set forth in Articles Four and Five and this Section 10.04, nothing contained in this Indenture or in any of the Notes shall prevent any consolidation or merger of a Guarantor with or into a Co-Issuer or another Guarantor or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to a Co-Issuer or another Guarantor.
          SECTION 10.05 Waiver of Subrogation.
          Until this Indenture is discharged and all of the Notes are discharged and paid in full, each Guarantor hereby irrevocably waives and agrees not to exercise any claim or other rights which it may now or hereafter acquire against the Co-Issuers that arise from the existence, payment, performance or enforcement of the Co-Issuers’ obligations under the Notes or this Indenture and such Guarantor’s obligations under this Note Guarantee and this Indenture, in any such instance including, without limitation, any right of subrogation, reimbursement, exoneration, contribution, indemnification, and any right to participate in any claim or remedy of the Holders against the Co-Issuers, whether or not such claim, remedy or right arises in equity, or

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under contract, statute or common law, including, without limitation, the right to take or receive from the Co-Issuers, directly or indirectly, in cash or other assets or by set-off or in any other manner, payment or security on account of such claim or other rights. If any amount shall be paid to any Guarantor in violation of the preceding sentence and any amounts owing to the Trustee or the Holders under the Notes, this Indenture, or any other document or instrument delivered under or in connection with such agreements or instruments, shall not have been paid in full, such amount shall have been deemed to have been paid to such Guarantor for the benefit of, and held in trust for the benefit of, the Trustee or the Holders and shall forthwith be paid to the Trustee for the benefit of itself or such Holders to be credited and applied to the obligations in favor of the Trustee or the Holders, as the case may be, whether matured or unmatured, in accordance with the terms of this Indenture. Each Guarantor acknowledges that it shall receive direct and indirect benefits from the financing arrangements contemplated by this Indenture and that the waiver set forth in this Section 10.05 is knowingly made in contemplation of such benefits.
          SECTION 10.06. Immediate Payment.
          Each Guarantor agrees to make immediate payment to the Trustee on behalf of the Holders of all Guarantee Obligations owing or payable to the respective Holders upon receipt of a demand for payment therefor by the Trustee to such Guarantor in writing.
          SECTION 10.07 No Set-Off.
          Each payment to be made by a Guarantor hereunder in respect of the Guarantee Obligations shall be payable in the currency or currencies in which such Guarantee Obligations are denominated, and, to the fullest extent permitted by law, shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.
          SECTION 10.08 Guarantee Obligations Absolute.
          The obligations of each Guarantor hereunder are and shall be absolute and unconditional and any monies or amounts expressed to be owing or payable by each Guarantor hereunder which may not be recoverable from such Guarantor on the basis of a Note Guarantee shall be recoverable from such Guarantor as a primary obligor and principal debtor in respect thereof.
          SECTION 10.09. Note Guarantee Obligations Continuing.
          The obligations of each Guarantor hereunder shall be continuing and shall remain in full force and effect until all such obligations have been paid and satisfied in full. Each Guarantor agrees with the Trustee that it shall, upon request by the Trustee, deliver to the Trustee suitable acknowledgments of this continued liability hereunder and under any other instrument or instruments relating to this Indenture in such form as counsel to the Trustee may reasonably advise.
          SECTION 10.10 Note Guarantee Obligations Not Reduced.
          The obligations of each Guarantor hereunder shall not be satisfied, reduced or discharged solely by the payment of such principal, premium, if any, interest, fees and other monies or amounts as may at any time prior to discharge of this Indenture pursuant to Article

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Eight be or become owing or payable under or by virtue of or otherwise in connection with the Notes or this Indenture.
          SECTION 10.11 Note Guarantee Obligations Reinstated.
          The obligations of each Guarantor hereunder shall continue to be effective or shall be reinstated, as the case may be, if at any time any payment which would otherwise have reduced the obligations of any Guarantor hereunder (whether such payment shall have been made by or on behalf of the Co-Issuers or by or on behalf of a Guarantor) is rescinded or reclaimed from any of the Holders upon the insolvency, bankruptcy, liquidation or reorganization of the Co-Issuers or any Guarantor or otherwise, all as though such payment had not been made. If demand for, or acceleration of the time for, payment by the Co-Issuers or any other Guarantor is stayed upon the insolvency, bankruptcy, liquidation or reorganization of the Co-Issuers or such Guarantor, all such Indebtedness otherwise subject to demand for payment or acceleration shall nonetheless be payable by each Guarantor as provided herein.
          SECTION 10.12 Note Guarantee Obligations Not Affected.
          To the fullest extent permitted by law, the obligations of each Guarantor hereunder shall, subject to Section 10.04, not be affected, impaired or diminished in any way by any act, omission, matter or thing whatsoever, occurring before, upon or after any demand for payment hereunder (and whether or not known or consented to by any Guarantor or any of the Holders) which, but for this provision, might constitute a whole or partial defense to a claim against any Guarantor hereunder or might operate to release or otherwise exonerate any Guarantor from any of its obligations hereunder or otherwise affect such obligations, whether occasioned by default of any of the Holders or otherwise, including, without limitation:
     (a) any limitation of status or power, disability, incapacity or other circumstance relating to the Co-Issuers or any other Person, including any insolvency, bankruptcy, liquidation, reorganization, readjustment, composition, dissolution, winding-up or other proceeding involving or affecting the Co-Issuers or any other Person;
     (b) any irregularity, defect, unenforceability or invalidity in respect of any indebtedness or other obligation of the Co-Issuers or any other Person under this Indenture, the Notes or any other document or instrument;
     (c) any failure of the Co-Issuers or any other Guarantor, whether or not without fault on its part, to perform or comply with any of the provisions of this Indenture, the Notes or any Note Guarantee, or to give notice thereof to a Guarantor;
     (d) the taking or enforcing or exercising or the refusal or neglect to take or enforce or exercise any right or remedy from or against the Co-Issuers or any other Person or their respective assets or the release or discharge of any such right or remedy;
     (e) the granting of time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to the Co-Issuers or any other Person;

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     (f) any change in the time, manner or place of payment of, or in any other term of, any of the Notes, or any other amendment, variation, supplement, replacement or waiver of, or any consent to departure from, any of the Notes or this Indenture, including, without limitation, any increase or decrease in the principal amount of or premium, if any, or interest or Additional Interest on any of the Notes;
     (g) any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of the Co-Issuers or a Guarantor;
     (h) any merger or amalgamation of the Co-Issuers or a Guarantor with any Person or Persons;
     (i) the occurrence of any change in the laws, rules, regulations or ordinances of any jurisdiction by any present or future action of any governmental authority or court amending, varying, reducing or otherwise affecting, or purporting to amend, vary, reduce or otherwise affect, any of the Guarantee Obligations or the obligations of a Guarantor under its Note Guarantee; and
     (j) any other circumstance, including release of a Guarantor pursuant to Section 10.04 (other than by complete, irrevocable payment) that might otherwise constitute a legal or equitable discharge or defense of the Co-Issuers under this Indenture or the Notes or of a Guarantor in respect of its Note Guarantee hereunder.
          SECTION 10.13 Waiver.
          Without in any way limiting the provisions of Section 10.01, each Guarantor hereby waives notice of acceptance hereof, notice of any liability of any Guarantor hereunder, notice or proof of reliance by the Holders upon the obligations of any Guarantor hereunder, and diligence, presentment, demand for payment on the Co-Issuers, protest, notice of dishonor or non-payment of any of the Guarantee Obligations, or other notice or formalities to the Co-Issuers or any Guarantor of any kind whatsoever.
          SECTION 10.14. No Obligation To Take Action Against the Co-Issuers.
          Neither the Trustee nor any other Person shall have any obligation to enforce or exhaust any rights or remedies against the Co-Issuers or any other Person or any property of the Co-Issuers or any other Person before the Trustee is entitled to demand payment and performance by any or all Guarantors of their liabilities and obligations under their Note Guarantees or under this Indenture.
          SECTION 10.15. Dealing with the Co-Issuers and Others.
          The Holders, without releasing, discharging, limiting or otherwise affecting in whole or in part the obligations and liabilities of any Guarantor hereunder and without the consent of or notice to any Guarantor, may
     (a) grant time, renewals, extensions, compromises, concessions, waivers, releases, discharges and other indulgences to the Co-Issuers or any other Person;

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     (b) take or abstain from taking security or collateral from the Co-Issuers or from perfecting security or collateral of the Co-Issuers;
     (c) release, discharge, compromise, realize, enforce or otherwise deal with or do any act or thing in respect of (with or without consideration) any and all collateral, mortgages or other security given by the Co-Issuers or any third party with respect to the obligations or matters contemplated by this Indenture or the Notes;
     (d) accept compromises or arrangements from the Co-Issuers;
     (e) apply all monies at any time received from the Co-Issuers or from any security upon such part of the Guarantee Obligations as the Holders may see fit or change any such application in whole or in part from time to time as the Holders may see fit; and
     (f) otherwise deal with, or waive or modify their right to deal with, the Co-Issuers and all other Persons and any security as the Holders or the Trustee may see fit.
          SECTION 10.16. Default and Enforcement.
          If any Guarantor fails to pay in accordance with Section 10.06 hereof, the Trustee may proceed in its name as trustee hereunder in the enforcement of the Note Guarantee of any such Guarantor and such Guarantor’s obligations thereunder and hereunder by any remedy provided by law, whether by legal proceedings or otherwise, and to recover from such Guarantor the obligations.
          SECTION 10.17. Acknowledgment.
          Each Guarantor hereby acknowledges communication of the terms of this Indenture, the Notes and the Note Guarantees consents to and approves of the same.
          SECTION 10.18. Costs and Expenses.
          Each Guarantor shall pay on demand by the Trustee any and all reasonable costs, fees and expenses (including, without limitation, reasonable legal fees on a solicitor and client basis) incurred by the Trustee, its agents, advisors and counsel or any of the Holders in enforcing any of their rights under any Note Guarantee.
          SECTION 10.19. No Merger or Waiver; Cumulative Remedies.
          No failure to exercise and no delay in exercising, on the part of the Trustee or the Holders, any right, remedy, power or privilege hereunder or under this Indenture or the Notes, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or under this Indenture or the Notes preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges in the Note Guarantee and under this Indenture, the Notes and any other document or instrument between a Guarantor and/or the Co-Issuers and the Trustee are cumulative and not exclusive of any rights, remedies, powers and privilege provided by law.

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          SECTION 10.20. Survival of Note Guarantee Obligations.
          Without prejudice to the survival of any of the other obligations of each Guarantor hereunder, the obligations of each Guarantor under Section 10.01 shall survive the payment in full of the Guarantee Obligations and shall be enforceable against such Guarantor, to the fullest extent permitted by law, without regard to and without giving effect to any defense, right of offset or counterclaim available to or which may be asserted by any Co-Issuer or any Guarantor.
          SECTION 10.21. Note Guarantee in Addition to Other Guarantee Obligations.
          The obligations of each Guarantor under its Note Guarantee and this Indenture are in addition to and not in substitution for any other obligations to the Trustee or to any of the Holders in relation to this Indenture or the Notes and any guarantees or security at any time held by or for the benefit of any of them.
          SECTION 10.22. Severability.
          Any provision of this Article Ten which is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction unless its removal would substantially defeat the basic intent, spirit and purpose of this Indenture and this Article Ten.
          SECTION 10.23. Successors and Assigns.
          Subject to the provisions herein relating to the release of Note Guarantees, each Note Guarantee shall be binding upon and inure to the benefit of each Guarantor and the Trustee and the other Holders and their respective successors and permitted assigns, except that no Guarantor may assign any of its obligations hereunder or thereunder.

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EXHIBIT “C”
NOTATION OF GUARANTEE
          For value received, each Guarantor (which term includes any successor Person under the Indenture) has, jointly and severally, unconditionally guaranteed, to the extent set forth in the Indenture and subject to the provisions in the Indenture dated as of November 2, 2009 (the “Indenture”), among Navios Maritime Holdings Inc. and Navios Maritime Finance (US) Inc. (collectively, the “Co-Issuers”), the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (the “Trustee”), (a) (x) the due and punctual payment of the principal of, premium, if any, and interest and Additional Interest, if any, on the Notes when and as the same shall become due and payable, whether at maturity, upon redemption or repurchase, by acceleration or otherwise, (y) the due and punctual payment of interest on the overdue principal and (to the extent permitted by law) interest and Additional Interest, if any, on the Notes and (z) the due and punctual payment and performance of all other obligations of the Co-Issuers and all other obligations of the other Guarantors (including under the Note Guarantees). The obligations of the Guarantors to the Holders and to the Trustee pursuant to the Note Guarantee and the Indenture are expressly set forth in Article 10 of the Indenture and reference is hereby made to the Indenture for the precise terms of the Note Guarantee.
          Capitalized terms used but not defined herein have the meanings given to them in the Indenture.

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EXHIBIT “D”
MORTGAGE CONDITIONS
Article I — Certain Definitions
          As used in this Deed, the following terms shall have the meaning provided below and all other terms used, but not otherwise defined herein, shall have the meanings provided therefore in the Indenture.
          “brokers” means such insurance brokers appointed by the Shipowner;
          “Casualty Amount” means US dollars One Million ($1,000,000) (or the equivalent amount in any other currency or currencies);
          “Charter” means, at any relevant time and in relation to the Vessel, any charter party, pool agreement or other employment contract relating to the Vessel whether now existing or hereinafter entered into by the Shipowner or any person, firm or company on its behalf ;
          “Classification Society” means, in relation to the Vessel, any classification society which is a member of the International Association of Classification Societies (IACS) (or any successor organisation thereof) or such other classification society which the Mortgagee shall, at the request of the Shipowner, have agreed in writing shall be treated as the Classification Society in relation to the Vessel for the purposes of the relevant Security Documents;
          “Compulsory Acquisition” means requisition for title or other compulsory acquisition, requisition, appropriation, expropriation, deprivation, forfeiture or confiscation for any reason of the Vessel by any government entity or other competent authority, whether de jure or de facto, but shall exclude requisition for use or hire not involving requisition of title;
          “Contract of Affreightment” means any contract or engagement for the carriage or transportation of cargo, mail or passengers or any of them relating to the Vessel whether now existing or hereinafter entered into by the Shipowner or any person, firm or company on its behalf;
          “Default” means any Event of Default or any event or circumstance which with the giving of notice or lapse of time or the satisfaction of any other condition (or any combination thereof) would constitute an Event of Default;
          “Earnings” means, in relation to the Vessel, all moneys whatsoever from time to time due or payable to the Shipowner during the period any Indebtedness remains unpaid, arising out of the use or operation of the Vessel including (but without limiting the generality of the foregoing) all freight, hire and passage moneys, income arising out of pooling arrangements, compensation payable to the Shipowner in the event of requisition of the Vessel for hire, remuneration for salvage or towage services, demurrage and detention moneys and damages for breach (or payment for variation or termination) of any charterparty or other contract for the employment of the Vessel;

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          “Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, trust arrangement or security interest or other encumbrance of any kind securing any obligation of any person or any type of preferential arrangement (including without limitation title transfer and/or retention arrangements) having a similar effect;
          “Environmental Approval” means any consent, authorisation, licence or approval of any governmental or public body or authorities or courts applicable to the Vessel or its operation or the carriage of cargo and/or passengers thereon and/or the provision of goods and/or services on or from the Vessel required under any Environmental Law;
          “Environmental Claim” means any and all material enforcement, clean-up, removal or other governmental or regulatory actions or orders instituted or completed pursuant to any Environmental Law or any Environmental Approval together with material claims made by any third party relating to damage, contribution, loss or injury, resulting from any actual or threatened emission, spill, release or discharge of a Pollutant from the Vessel;
          “Environmental Laws” means all national, international and state laws, rules, regulations, treaties and conventions applicable to the Vessel pertaining to the pollution or protection of human health or the environment including, without limitation, the carriage of Pollutants and actual or threatened emissions, spills, releases or discharges of Pollutants;
          “excess risks” means the proportion of claims for general average and for salvage charges and under the ordinary running-down clause not recoverable in consequence of the excess of the value at which the Vessel is assessed for the purposes of such claims over her insured value;
          “Insurances” means all policies and contracts of insurances and all entries in a protection and indemnity or war risks association which are now or may hereafter be taken out or effected in respect of the Vessel, her freight, disbursement, profits or otherwise howsoever, and all the benefits thereof including all claims whatsoever and returns of premia; provided, however, that Insurances shall not include any policies of insurances issued to the Shipowner or for the Shipowner’s benefit that provide coverage for a credit default by a charterer under any charter party concerning the Vessel;
          “Insurers” means the underwriters or insurance companies with whom any Insurance is effected and the manager of any protection and indemnity or war risks association in which the Vessel may at any time be entered;
          “Loss Payable Clauses” means the provisions regulating the manner of payment of sums receivable under the Insurances which are to be incorporated in the relevant insurance documents, such provisions to be in the forms attached as Exhibit A to the Assignment of Insurance or in such other forms as may from time to time be required or agreed in writing by the Mortgagee;
          “Obligatory Insurance” means any policy or contract of insurance and any entry in a protection and indemnity or war risks association effected under or pursuant to Clause 2.01(a) hereof;

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          “Pollutant” means and includes pollutants, contaminants, toxic substances, oil as defined in the United States Oil Pollution Act of 1990 and all hazardous substances as defined in the United States Comprehensive Environmental Response, Compensation and Liability Act 1980;
          “protection and indemnity risks” means the usual risks (including oil pollution and freight, demurrage and defence cover) covered by a United Kingdom protection and indemnity association or a protection and indemnity association which is managed in London (including, without limitation, the proportion (if any) of any sums payable to any other person or persons in case of collision which are not recoverable under the hull and machinery policies by reason of the incorporation in such policies of clause 8 of the Institute Time Clauses (Hulls) (1/11/95) or the Institute Amended Running Down Clause (1/10/71) or any equivalent provision);
          “Requisition Compensation” means the sum of money or other compensation from time to time payable or paid by any person in connection with or by reason of requisition for title or other compulsory acquisition of the Vessel otherwise than by requisition for hire or use;
          “Total Loss” means:
     (a) actual, constructive, compromised or arranged total loss of the Vessel; or
     (b) Compulsory Acquisition of the Vessel; or
     (c) the hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation of the Vessel (other than where the same amounts to the compulsory acquisition of the Vessel) by any government entity, or by persons acting or purporting to act on behalf of any government entity, unless the Vessel be released and restored to the Shipowner from such hijacking, theft, condemnation, capture, seizure, arrest, detention or confiscation within six (6) months after the occurrence thereof; and
          “war risks” includes those risks covered by the standard form of English marine policy with Institute War and Strikes Clauses Hulls — Time (1/11/95) attached or similar cover.
Article II — Covenants of the Shipowner
          1.01. The Shipowner will pay, when due, the Indebtedness, represented by the Indenture, the Notes, the Guarantees and the Security Documents, and will observe, perform and comply with the covenants, terms and conditions herein and in the Indenture expressed or implied, on its part to be observed, performed or complied with.
          1.02. The Shipowner represents and warrants to the Mortgagee that the Shipowner:
     (a) was duly organized and is now existing as a corporation under the laws of its jurisdiction of incorporation and is duly authorized to mortgage the Vessel and all corporate action necessary and required by law for the execution and delivery of this

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Mortgage has been duly and effectively taken and this Mortgage is and will be a valid and enforceable obligation of the Shipowner in accordance with its terms;
     (b) lawfully owns and is lawfully possessed of One Hundred per cent (100%) of the Vessel free from any lien or other encumbrance whatsoever prior to the lien of the Mortgagee under this Mortgage, except for liens for crew’s wages and other Permitted Liens (as defined in the Indenture) and, subject to such liens, will warrant and defend the title and possession thereof and to every part thereof for the benefit of the Mortgagee against the claims and demands of all persons whomsoever;
     (c) has not heretofore assigned or pledged or in any other way encumbered the Earnings, or the Requisition Compensation or any Charter or Contract of Affreightment or any part thereof; and
     (d) is not in default in any material respect under any Charter or Contract of Affreightment.
          1.03. The Shipowner shall at all times comply with and satisfy all of the applicable provisions of the laws of the flag of the Vessel (including without limitation all rules and regulations issued thereunder) in order to maintain this Mortgage upon the Vessel and upon all renewals, replacements and improvements made in or to the same. The Shipowner will take all such action and execute all such instruments, as the Mortgagee may reasonably request from time to time in order to give full effect to this Mortgage and to further assure to the Mortgagee the security and benefit of this Mortgage and the right in rem and lien granted hereby. The Shipowner shall pay all reasonable fees and expenses in connection with the foregoing.
          1.04. The Shipowner shall notify the Mortgagee forthwith by fax, thereafter confirmed by letter, of:
     (a) any damage to the Vessel requiring repairs the cost of which will exceed the Casualty Amount;
     (b) any occurrence in consequence of which the Vessel has or may become a Total Loss;
     (c) any requisition of the Vessel for hire;
     (d) any requirement or recommendation made by any insurer or Classification Society or by any competent authority which is not, or cannot be, complied with in accordance with its terms and within such time periods and any extensions thereof set by such insurer or Classification Society;
     (e) any exercise of a lien or other claim on the Earnings or Insurances or any part thereof;
     (f) any petition or notice of meeting to consider any resolution to wind-up the Shipowner (or any event analogous thereto under the laws of the place of its incorporation);

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     (g) the occurrence of any Default; and
     (h) the occurrence of any Environmental Claim against the Shipowner or the Vessel, or any incident, event, or circumstance which may give rise to any such Environmental Claim.
          1.05. The Shipowner shall take all necessary and proper precautions to prevent any infringements of the Anti-Drug Abuse Act of 1986 of the United States of America or any similar legislation applicable to the Vessel in any jurisdiction in or to which the Vessel shall be employed or located or trade or which may otherwise be applicable to the Vessel and/or the Shipowner and, if the Mortgagee shall so require, to enter into a “Carrier Initiative Agreement” with the United States Customs and Border Protection and to procure that such agreement (or any similar agreement hereafter introduced by any Government Entity of the United States of America) is maintained in full force and effect and performed by the Shipowner.
          1.06. The Shipowner shall comply with all Environmental Laws in relation to the Vessel including, without limitation, requirements relating to manning and establishment of financial responsibility and to obtain and comply with, all Environmental Approvals in relation to the Vessel.
          1.07. The Shipowner will:
     (a) promptly take all steps necessary or appropriate to preserve for the benefit of the Shipowner and the Mortgagee their respective interests in each Charter or each Contract of Affreightment;
     (b) promptly and diligently perform the obligations on its part contained in any Charter or Contract of Affreightment, and, in the case of a default by any charterer or any shipper under any Charter or Contract of Affreightment, institute and maintain all such proceedings as may be reasonably necessary or expedient to preserve or protect the interest of the Shipowner and the Mortgagee, in such Charter or Contract of Affreightment;
     (c) not assign, charge, pledge or otherwise create any encumbrances over the whole or any part of its rights under any Charter or Contract of Affreightment or in respect of the Requisition Compensation, in favor of anyone other than the Mortgagee,
     (d) not grant nor agree to any material waiver or release of any material obligation of any charterer or any shipper under any such Charter or Contract of Affreightment;
     (e) not let the Vessel:
     (A) on demise charter for any period without the prior written consent of the Mortgagee;
     (B) on terms whereby more than two (2) month’s hire (or the equivalent) is payable in advance; or

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     (C) on terms other than reasonable commercial terms or any non-arms’ length terms; and
     (f) not enter into any agreement or arrangement whereby the Earnings may be shared with any other person.
          1.08. The Shipowner will not cause or permit the Vessel to be operated in a manner contrary to any material law, will not engage in any unlawful trade or carry any cargo that will expose the Vessel to penalty, confiscation, forfeiture, capture, condemnation and will not do or suffer or permit to be done, anything which will cause the loss of registration or enrollment of the Vessel under the laws and regulations of its country of registry.
          1.09. The Shipowner will pay and discharge when due and payable, from time to time, all taxes, assessments, governmental charges, fines and penalties lawfully imposed on the Vessel or any income therefrom unless the same shall be contested in good faith and by appropriate proceedings.
          1.10. In the event of requisition of the title or requisition of the use of the Vessel for a period of longer than six (6) months, the Mortgagee shall be entitled to receive directly all amounts payable to the Shipowner by reason of such requisition, such amounts to be applied to the payment of any and all amounts becoming due and payable in respect of the Indebtedness and crediting the Shipowner with the surplus, if any; and the Shipowner hereby irrevocably constitutes and appoints the Mortgagee attorney-in-fact, to demand, collect and receive all amounts which may become payable to the Shipowner by reason of such requisition. The Shipowner agrees to notify promptly the Mortgagee and execute and deliver to the Mortgagee promptly upon demand any and all documents and instruments which may be necessary in order to put into effect and carry out the foregoing.
          1.11. Except for this Mortgage and Permitted Liens under the Indenture, the Shipowner shall not have any right, power or authority to create, incur or permit to be placed or imposed or continued upon the Vessel any liens, encumbrance, or charge on the Vessel for longer than forty five (45) days after the same becomes due and payable.
          1.12. The Vessel shall, and the Shipowner covenants that she shall, at all times comply with all applicable laws, treaties and conventions of the state of registration of the Vessel and rules and regulations issued thereunder and shall have on board certificates showing compliance therewith. The Shipowner shall do everything necessary under the laws of the state of registration of the Vessel for the purpose of perfecting and maintaining this Mortgage as a good and valid mortgage and, in particular (but without prejudice to the generality of the foregoing), shall carry on board the Vessel with the Vessel’s papers a properly certified copy of this Mortgage and exhibit the same to any person having a legal interest therein, to any person having business with the Vessel and to any representative of the Mortgagee and shall place and keep prominently displayed in the chartroom and in the master’s cabin of the Vessel a framed printed notice in plain type reading as follows:

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NOTICE OF MORTGAGE
“This Vessel is covered by a Mortgage in favor of WELLS FARGO BANK, NATIONAL ASSOCIATION, U.S.A., as collateral trustee and joint creditor, and under the terms of said Mortgage, neither the Shipowner, any charterer, the master of this Vessel nor any other person has any right, power or authority to create, incur or permit to be imposed upon this Vessel any lien whatsoever other than liens for crew’s wages and salvage.”
          1.13. If a libel be filed against the Vessel or the Vessel be otherwise attached, levied upon or taken into custody by virtue of any legal proceeding in any court and not released within fifteen (15) days, the Shipowner shall promptly notify the Mortgagee and within thirty (30) days shall cause the Vessel to be released from any such attachment, levy or custody and shall promptly notify the Mortgagee of such release.
          1.14. The Shipowner shall at all times and without cost or expense to the Mortgagee:
     (a) maintain and preserve, or cause to be maintained and preserved, in all material respects the Vessel in good running order and repair as will keep her or cause her to be kept, in such condition, as will entitle her to the highest classification and rating for vessels of the same age and type with a Classification Society and annually will furnish the Mortgagee a certificate by such Classification Society that such classification is maintained. The Shipowner will promptly furnish to the Mortgagee full information in respect of any casualty or other accident or damage to the Vessel involving an amount estimated by the Shipowner as likely to be in excess of the Casualty Amount.
     (b) submit the Vessel to continuous surveys and such periodical or other surveys as may be required for classification purposes and to supply to the Mortgagee upon request copies of all survey reports issued in respect thereof;
     (c) ensure that the Mortgagee, by surveyors or other persons appointed by it for such purpose (but at the expense of the Shipowner), may board the Vessel at all reasonable times for the purpose of inspecting her and to afford all proper facilities for such inspections;
     (d) deliver to the Mortgagee upon request but no more than once during any twelve (12) month period, a report prepared by surveyors or inspectors appointed by the Mortgagee, in relation to the seaworthiness and safe operation of the Vessel, produce evidence to the Mortgagee that any recommendations made in such reports have been complied with or will be complied with in accordance with their terms, in full and thereafter procure that such recommendations are so complied with;
     (e) not without the prior written consent of the Mortgagee to, or suffer any other persons to:

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     (i) make any modification to the Vessel in consequence of which her structure, type or performance characteristics could or might be materially altered or her value materially reduced; or
     (ii) remove any material part of the Vessel or any equipment the value of which is such that its removal from the Vessel would materially reduce the value of the Vessel without replacing the same with equivalent parts or equipment which are owned by the Shipowner free from Encumbrances; or
     (iii) install on the Vessel any equipment owned by a third party which cannot be removed without causing material damage to the structure or fabric of the Vessel.
          1.15. Save for affiliates of the Co-Issuers and/or the Shipowner, the Shipowner shall not appoint any person, firm or company to act as manager or managers of the Vessel unless the Mortgagee shall have first given its written approval to such appointment, which approval shall not be unreasonably withheld, and to the material terms of the management contract and no alteration to such material terms shall be made without the prior written approval of the Mortgagee.
          1.16. The Shipowner will from time to time upon the request of the Mortgagee deliver for inspection copies of any and all contracts and documents relating to the Vessel, whether on board or not and upon the request of the Mortgagee, will give the Mortgagee all other reasonable information regarding the Vessel, her employment, position and engagements.
          1.17. Except as permitted under the Indenture and the Security Documents, the Shipowner will not transfer or change the flag or port of documentation of the Vessel, or sell, transfer, mortgage or demise charter the Vessel without the written consent of the Mortgagee first had and obtained, which consent shall be granted for flags that are approved by the terms of the Indenture.
          1.18. The Shipowner, at its own cost and expense, shall insure the Vessel and keep the same insured in accordance with the terms stipulated in Article II below.
          1.19. The Shipowner will not cause or permit the Vessel to undertake a voyage to or to sail in any area which has been declared a war area by the relevant underwriters and insurance companies and has been included in the list in effect from time to time of exclusions attached to the war risks insurance policies in the form of war risks trading warranties, without first notifying thereof the war risks underwriters of the Vessel and paying any additional insurance premiums required.
          1.20. The Shipowner shall pay to the Mortgagee on demand, together with interest at the rate applicable from time to time to the overdue portion of the Indebtedness, all monies whatsoever which the Mortgagee shall or may reasonably expend or become liable for in or about the protection, maintenance or enforcement of the security created by this Mortgage or in or about the exercise by the Mortgagee of any of the powers vested in it hereunder and in particular, but without limitation as to the generality of the foregoing, in respect of discharge or purchase of liens, lifting or arrest (whether enforced or conservative), taxes (including taxes in

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connection with or incidental to the registration of this Mortgage), dues, assessments, governmental charges, fines and penalties lawfully imposed, repairs, attorney’s fees and out-of-pocket expenses and other matters which the Shipowner is obligated herein to provide but fails to provide. The Mortgagee, though privileged so to do, shall be under no obligation to the Shipowner to make any such expenditures, nor shall the making thereof relieve the Shipowner of the consequences of any Event of Default (as hereinafter defined). Such obligation of the Shipowner to reimburse the Mortgagee shall be an additional indebtedness of the Shipowner secured by this Mortgage.
Article II — Insurance
          2.01. The Shipowner covenants that it will at all times:
     (a) insure and keep the Vessel insured free of cost and expense to the Mortgagee and in the sole name of the Manager (Navios ShipManagement Inc.) and/or name of Shipowner:
     (i) against fire and usual marine risks (including excess risks) and war risks, on an agreed value basis, according to English or American or Norwegian hull clauses or any other similar clauses with a reasonable deductible (but in no event in excess of US Dollars One Million ($ 1,000,000), for an amount in US dollars not less than the fair market value of the Vessel, and upon such terms as shall from time to time be approved in writing by the Mortgagee; provided that if and when the Vessel is laid up, in lieu of such Insurances as contemplated in this clause 2.01(a), the Shipowner may keep such Vessel insured under a policy of port or lay up risk insurance;
     (ii) against protection and indemnity risks (including pollution risks for the highest amount in respect of which cover is or may become available for vessels of the same type, size, age and flag as the Vessel and a freight, demurrage and defence cover) for the full value and tonnage of the Vessel; and
     (iii) in respect of such other matters of whatsoever nature and howsoever arising in respect of which insurance would be maintained by a prudent owner of a vessel of the same type and age as the Vessel;
and to pay to the Mortgagee the cost (as conclusively certified by the Mortgagee) of any mortgagee’s interest insurance (including, if the Mortgagee shall so require, mortgagee’s additional perils (including all P&I risks) coverage) which the Mortgagee may from time to time effect in respect of the Vessel, upon such terms and in such amounts as the Mortgagee shall deem desirable;
     (b) effect the insurances aforesaid in US Dollars and through the brokers (other than the said mortgagee’s interest insurance which shall be effected through brokers nominated by the Mortgagee, if so requested by the Mortgagee) and with reputable and recognized creditworth insurance companies and/or underwriters; provided however that the insurances against war risks and protection and indemnity risks may be effected

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by the entry of the Vessel with reputable and recognized creditworth war risks and protection and indemnity associations;
     (c) punctually to pay all premiums, calls, contributions or other sums payable in respect of all such insurances and to produce all relevant receipts or other evidence of payment when so required by the Mortgagee;
     (d) at least twenty one (21) days before the relevant policies, contracts or entries expire, notify the Mortgagee of the names of the brokers proposed to be employed by the Shipowner or any other party for the purposes of the renewal of such insurances and of the amounts in which such insurances are proposed to be renewed and the risks to be covered and, subject to compliance with any requirements of the Mortgagee pursuant to this clause 2.01, procure that appropriate instructions for the renewal of such Insurances on the terms so specified are given to the brokers and/or to the war risks and protection and indemnity associations at least three (3) days before the relevant policies, contracts or entries expire, and that the brokers and/or the approved war risks and protection and indemnity associations will at least one (1) day before such expiry (or within such shorter period as the Mortgagee may from time to time agree) confirm in writing to the Mortgagee as and when such renewals have been effected in accordance with the instructions so given;
     (e) arrange for the execution and delivery of such guarantees or indemnities as may from time to time be required by any protection and indemnity or war risks association;
     (f) deposit with the brokers (or procure the deposit of) all slips, cover notes, policies, certificates of entry or other instruments of insurance from time to time issued in connection with such of the insurances referred to in clause 2.01(a) as are effected through the brokers and procure that the interest of the Mortgagee shall be endorsed thereon by incorporation of the relevant Loss Payable Clause and, where the insurances have been assigned to the Mortgagee, by means of a Notice of Assignment of Insurances (in the form attached as Exhibit A to the Assignment of Insurance and signed by the Shipowner or such other form as may be agreed to by the Mortgagee and by any other assured who shall have assigned its interest in the insurances to the Mortgagee) and that the Mortgagee shall be furnished with pro forma copies thereof and a letter or letters of undertaking from the approved brokers in such form as shall from time to time be required by the Mortgagee;
     (g) procure that any protection and indemnity and/or war risks associations in which the Vessel is for the time being entered shall endorse the relevant Loss Payable Clause on the relevant certificate of entry or policy and shall furnish the Mortgagee with a copy of such certificate of entry or policy and a letter or letters of undertaking in such form as may from time to time be required by the Mortgagee;
     (h) take all necessary action and comply with all requirements which may from time to time be applicable to the Insurances (including, without limitation, the making of all requisite declarations within any prescribed time limits and the payment of any

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additional premiums or calls) so as to ensure that the Insurances are not made subject to any exclusions or qualifications which are not customary for vessels of the same or similar type as the Vessel and engaged in business that the Vessel is ordinarily engaged in or would impair the Mortgagee’s rights to the Insurance;
     (i) provide to the Mortgagee upon request, copies of all written communications between the Shipowner and the brokers and approved war risks and protection and indemnity associations which relate to compliance with requirements from time to time applicable to the Insurances including, without limitation, all requisite declarations and payments of additional premiums or calls referred to in clause 2.01(h);
     (j) do all things necessary and provide all documents, evidence and information reasonably requested by the Mortgagee to enable the Mortgagee to collect or recover any moneys which shall at any time become due in respect of the Insurances; and
     (k) not employ the Vessel or suffer the Vessel to be employed otherwise than in conformity with the terms of the Insurances (including any warranties express or implied therein) without first obtaining the consent of the insurers to such employment and complying with such requirements as to extra premium or otherwise as the insurers may prescribe.
          2.02. The Shipowner also covenants that:
     (a) without prejudice to the generality of the foregoing:
     (A) the insurances taken out pursuant to clause 2.01(a)(i) shall be on a full cover or all risks cover basis, according to either English or American or Norwegian or Codex 2006 hull clauses or such other generally accepted hull clauses used by prudent shipowners of the same type of vessel as the Vessel with only reasonable deductibles, in no event shall such deductibles be in excess of US Dollars One Million ($ 1,000,000);
     (B) the insurances taken out pursuant to clause 2.01(a)(ii) shall be according to London Institute War Clauses or such other generally accepted war clauses used by prudent shipowners of the same type of vessel as the Vessel, attaching also the so-called War Protection Clause, and the Shipowner shall be required to insure separately crew war liabilities; and
     (C) if any crew liabilities have been entirely excluded from protection and indemnity association cover or insured on a deductible/excess basis, such liabilities shall be further separately insured;
     (b) if the Shipowner insures the Vessel with a self-insurance or mutual insurance schemes or any of the Obligatory Insurances are placed with an insurance company which the Mortgagee reasonably determines to be captive insurance company, then if the Mortgagee so requires, the Shipowner will ensure that such captive insurance company or mutual insurance scheme (a) reinsures the risks, and (b) assigns to the Mortgagee its rights, title and interest in and to such reinsurance policies; and

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     (c) it is hereby agreed that if the Shipowner fails to take out or maintain any insurance required to be effected by it pursuant to clause 2.01, the Mortgagee on behalf of the Shipowner, may (but shall not be bound to) effect any such insurance (without prejudice to any other right of the Mortgagee arising hereunder, under the Indenture, the Notes, the Guarantee or under the other Security Documents by reason of such default) and the Shipowner will on demand pay to the Mortgagee the amount of any payment made in connection therewith, together with interest thereon at the rate specified in the Notes from the date of payment was made to the date of receipt.
          2.03 The Shipowner:
          (a) forthwith upon the effecting of any Obligatory Insurances, will give written notice thereof to the Mortgagee stating the full particulars (including the dates and amounts) thereof;
          (b) will cause the brokers and the managers of any protection and indemnity or war risks association in which the Vessel may be entered:
          (A) to hold to the order of the Mortgagee the original of all policies, contracts, binders, insurance slips, cover notes and certificates of entry relating to the Vessel, and to deliver certified copies thereof to the Mortgagee on its request;
          and
          (B) to agree to advise the Mortgagee promptly:
          (1) if any underwriter, insurance company or protection and indemnity or war risks association cancels any Obligatory Insurance;
          (2) of any alteration to any Obligatory Insurance or any default in the payment of any premium, call or contribution or any failure to renew any of the Insurances at least twenty one (21) days before its expiry; and
          (3) of any other act, omission or event of which they have knowledge which would or might render invalid or unenforceable any of the Obligatory Insurances in whole or in part;
          (c) represents and warrants that it has not heretofore assigned, charged or pledged the Insurances in whole or in part, and will not hereafter assign, charge or pledge the Insurances in whole or in part to anyone other than the Mortgagee ;
          (d) will not settle, compromise or abandon any claim under any of the Obligatory Insurances other than a claim of less than US Dollars One Million ($1,000,000) and not being a claim arising out of the total loss of the Vessel;
          (e) if and whenever any of the Obligatory Insurances comes into effect, will give written notice thereof to the Mortgagee stating the full particulars (including the dates and amounts) thereof; and

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          (f) will, without expense to the Mortgagee, make all proofs of loss and take any and all other steps necessary to effect collection from brokers, underwriters or protection and indemnity or war risk associations or of any loss under any Insurance and shall do all things necessary and provide all documents, evidence and information to enable the Mortgagee to collect or recover any moneys which shall at any time become due in respect of the Insurances.
          2.04. Until the occurrence of an Event of Default:
     (a) any claim under any such insurance (other than in respect of actual or constructive or arranged or compromised total loss) whether such claim is under the terms of the relevant loss payable clause payable directly to the Manager (Navios ShipManagement Inc.) and/or the Shipowner or not, shall be applied by the Manager (Navios ShipManagement Inc.) and/or the Shipowner in making good the loss or damage in respect of which it has been paid or paid to the Shipowner in reimbursement of moneys expended by it for such purpose, in each case in an manner consistent with the terms of the Indenture;
     (b) any claim in respect of protection and indemnity insurance shall be paid directly to the person, firm or company to which the liability covered by such insurance was incurred or the Manager (Navios ShipManagement Inc.) and/or the Shipowner in reimbursement of moneys expended in satisfaction of such liability;
     (c) the Mortgagee shall promptly consent to the payment to the Manager (Navios ShipManagement Inc.) and/or the Shipowner of any claim under any of the Obligatory Insurances, upon receipt by the Mortgagee of a written undertaking by the Shipowner to apply such payment as provided herein in this clause 2.04.
          2.05. Any claim under any such insurance and entry in respect of actual or constructive or arranged or compromised total loss shall be paid to the Mortgagee to be applied in accordance with the terms of the Indenture.
          2.06. Upon the occurrence of an Event of Default, any claim under any such insurance and entry will be paid to the Mortgagee and will be applied by the Mortgagee in accordance with the terms of the Indenture.
Article III — Events of Default and Remedies of the Mortgagee
          3.01. The following events, herein called “Events of Default” (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be affected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), constitute Events of Default under this Mortgage:
     (a) If any Event of Default (as defined in the Indenture) shall occur under the terms of the Indenture, the Notes or the Guarantees; or
     (b) If the Shipowner fails to perform or observe the terms, covenants or provisions contained in this Mortgage and such failure shall continue unremedied for a

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period exceeding thirty (30) days after written notice thereof is provided by the Mortgagee to the Shipowner; or
     (c) if any concerned governmental authority shall refuse or shall fail to deliver any required consent or approval to any of the transactions or instruments described or contemplated by this Mortgage in respect of the Shipowner or any Guarantor or if any such governmental authority shall terminate or shall suspend any consent or approval heretofore granted by such governmental authority or if any exchange control or other law or regulation of the state of registration of the Vessel or any other country or political subdivision of any thereof shall exist which makes any transaction under this Mortgage or the continuation thereof unlawful or would prevent the performance of any term of this Mortgage or of any instrument delivered in connection herewith; or
     (d) if the Vessel shall be libeled or levied upon or taken by virtue of any attachment or execution or conservative arrest or seized by any judicial, governmental or other authority and shall not be released from such libel, levy, attachment, execution, conservative arrest or seizure within thirty (30) days after the date on which notice of such event was required to be delivered to the Mortgagee; or
     (e) if the Shipowner shall do or omit, or cause to be done or omitted, any act or shall incur or cause to be incurred any expense which shall imperil the security of the Mortgagee created by this Mortgage or the registration of the Vessel under the laws of the state of registration of the Vessel;
     (f) if the Shipowner or any competent governmental authorities take steps to have the Vessel flagged in a jurisdiction not permitted be the terms of this Mortgage; or
     (g) if any account, bill, charge, claim, bottomry bond or other document shall come into existence in respect of the Vessel or any share therein which the Mortgagee may be called upon to take up or which it may think necessary or advisable to take up or which may confer upon the holder thereof a maritime lien or any other claim upon the Vessel, or any share therein, in priority to the claim of the Mortgagee hereunder other than any applicable Permitted Lien and such lien is not removed from the Vessel within sixty (60) days after the Shipowner or the Manager becomes aware of such lien; or
     (h) if contrary to the entry in the appropriate ships registry, the Shipowner is not the owner of the Vessel or any share therein or if its ownership is the subject of a final non-appealable judgment determined in a manner adverse to the Shipowner or the rank or validity of the Mortgage entered in favor of the Mortgagee is the subject of a final non-appealable judgment determined in a manner adverse to the Mortgagee; or
     (i) the state of the flag of the Vessel becomes involved in hostilities or civil war or there is a seizure of power in such state by unconstitutional means and such hostilities, civil war or seizure of power affects the registration of the Vessel or the enforceability of this Mortgage; or

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     (j) the Shipowner fails to comply with any Environmental Law or any Environmental Approval or the Vessel is involved in any incident which gives rise or may give rise to an Environmental Claim;
          3.02. In case any one or more Events of Default shall have occurred and be continuing, then, in each and every such case the Mortgagee will have the right to, upon written notice of such Event of Default to the Shipowner and failure by the Shipowner to cure such Event of Default within five (5) days after such notice, and subject to the terms of Indenture and this Mortgage, without notice or further demand, immediately to put into force and exercise all the powers and remedies possessed by it according to law as mortgagee and chargee of the Vessel and in particular but without limitation as to the generality of the foregoing:
     (a) declare immediately due and payable all of the Notes (in which case all of the same shall be immediately due and payable together with accrued interest until the date of the actual payment, such interest to be computed at the default interest specified in the Indenture), and bring suit at law, in equity or in admiralty, as it may be advised, to recover judgment for the Notes and collect the same out of any and all property of the applicable Co-Issuer or the Shipowner, whether covered by this Mortgage or otherwise;
     (b) exercise all of the rights and remedies in foreclosure and otherwise given to mortgagees by the provisions of applicable law;
     (c) take and enter into possession of the Vessel, at any time, wherever the same may be, without court decision or other legal process and without being responsible for loss or damage and the Mortgagee may, without being responsible for loss or damage, except in case of willful misconduct, recklessness or gross negligence of the Mortgagee, hold, lay up, lease, charter, operate or otherwise use the Vessel for such time and upon such terms as it may deem to be for its best advantage, and demand, collect and retain all hire, freights, earnings, issues, revenues, income, profits, return of premiums, salvage awards or recoveries, recoveries in general average, and all other sums due or to become due in respect of the Vessel or in respect of any insurance thereon from any person whomsoever, accounting only for the net profits, if any, arising from such use of the Vessel and charging upon all receipts from use of the Vessel or from the sale thereof by court proceedings or by private sale hereunder all costs, expenses, charges, damages or losses by reason of such use, and if at any time the Mortgagee shall avail itself of the right herein given to it to take the Vessel : (i) the Mortgagee shall have the right to dock the Vessel for a reasonable time at any dock, pier or other premises of the Shipowner without charge, or to dock the Vessel at any other place at the cost and expense of the Shipowner, and (ii) the Mortgagee shall have the right to require the Shipowner to deliver, and the Shipowner shall on demand, at its own cost and expense, deliver to the Mortgagee the Vessel as demanded; and (iii) the Shipowner hereby irrevocably instructs the master of the Vessel so long as this Mortgage is outstanding to deliver the Vessel to the Mortgagee as demanded;
     (d) sell the Vessel or any share therein with or without the benefit of any charterparty or other engagement by public auction or private contract without legal process at any place in the world and upon such terms as the Mortgagee in its absolute discretion

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may determine with power to postpone any such sale and without being answerable for any loss occasioned by such sale or resulting from the postponement thereof and at any such public auction the Mortgagee may, at its option, become the purchaser of the Vessel on behalf of the holders of the Notes, and shall have the right to set off the purchase price against the Indebtedness. In case of non-judicial sale, the Mortgagee shall give a twenty (20) calendar days prior notice of the date of such sale to the Shipowner and all other registered mortgagees. Any sale of the Vessel or any share therein made by the Mortgagee in pursuance of this Mortgage, whether under the power of sale granted in this provision or the power of attorney granted in sub-paragraph (a) of clause 3.03 below, or any judicial proceedings shall operate to divest all title, right and interest of any nature whatsoever of the Shipowner therein and thereto and shall bar the Shipowner, its successors and assigns, and all persons claiming by, through or under them. Upon any such sale, the purchaser shall not be bound to see or inquire whether the Mortgagee’s power of sale has arisen in the manner herein provided and the sale shall be within the power of the Mortgagee and the receipt of the Mortgagee for the purchase money shall effectively discharge the purchaser who shall not be concerned with the manner of application of the proceeds of sale or be in any way answerable or otherwise liable therefor.
          3.03. The Shipowner hereby irrevocably (because such appointment is also to the interest of the Mortgagee) appoints the Mortgagee its attorney-in-fact with full power in the name of the Shipowner:
     (a) to sell and transfer the Vessel or any share therein, to make a good conveyance of the title to the Vessel so sold and to execute and deliver to any such purchaser a legal bill of sale of the Vessel and any and all other documents, instruments and writings necessary or advisable for such sale and transfer ;
     (b) to demand, collect, receive, compromise and sue for, so far as may be permitted by law, all freights, hire earnings, issues, revenues, income and profits of the Vessel and all amounts due from underwriters under any insurance thereon as payment of losses or as return of premiums or otherwise, salvage awards and recoveries in general average or otherwise, and all other sums due or to become due at the time of the happening of any Event of Default in respect of the Vessel, or in respect of any insurance thereon from any person whomsoever, and to make, give and execute in the name of the Shipowner acquaintances, receipts, releases or other discharges for the same, whether under seal or otherwise, and to endorse and accept in the name of the Shipowner all checks, notes, drafts, warrants, agreements and other instruments in writing with respect to the foregoing; and
     (c) to appear in the name of the Shipowner its successors and assigns, in any court of any country or nation of the world where a suit is pending against the Vessel because of or on account of any alleged lien against the Vessel, or any share therein, from which the Vessel has not been released and to take such proceedings as to it may seem proper towards the defense of such suit and the purchase or discharge of such lien : and all reasonable expenditures made or incurred by it for the purpose of such defense or purchase or discharge shall be a debt due from the Shipowner, its successors and assigns, to the Mortgagee secured by this Mortgage secured by this Mortgage in like manner and

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extent as if the amount and description thereof were written herein; provided however that the Mortgagee shall not exercise the power contained in this clause 3.03, unless and until the Indebtedness shall have become immediately due and payable pursuant to clause 3.01 above. The exercise of such power by the Mortgagee shall not put any person dealing with it, including, without limitation, any master or charterer or purchaser of the Vessel and/or ships registrar of government authority, upon any inquiry as to whether the Indebtedness shall have become immediately due and payable as aforesaid, nor shall any such person be in anywise affected by notice to the contrary and the exercise by the Mortgagee of this power shall be conclusive evidence of its right to exercise the same.
          3.04. Upon the occurrence and during the continuance of an Event of Default and after the Indebtedness represented by the Notes, has become immediately due and payable, the Mortgagee may from time to time appoint in writing any person to be a receiver of the Vessel and may from time to time in writing remove any receiver so appointed and appoint another in his place. A receiver so appointed shall be the receiver of the Shipowner and the Shipowner shall be solely responsible for his acts and defaults and remuneration. Such receiver shall have the power to exercise all or any of the powers conferred on the Mortgagee by law and by this Mortgage. The Shipowner hereby irrevocably appoints any receiver, appointed as aforesaid, its attorney for and in its name and on its behalf and as its act and deed to execute, seal and deliver and otherwise perfect any assurance, agreement, instrument or act which may be required or may be deemed proper for any of the purposes hereof. The net proceeds of sale and all other monies received by the receiver shall be applied by it, subject to the claims of all secured creditors (if any) ranking in priority to this security, as provided in the Indenture.
          3.05. The powers conferred upon the Mortgagee by this Mortgage are and shall be in addition to and not to the prejudice of all statutory and other powers (whether of sale, appointment of a receiver or otherwise) conferred upon mortgagees and may be exercised by it without restriction and at such times (with or without notice) and in such manner as the Mortgagee in its sole discretion may think fit
          3.06. The exercise by the Mortgagee or any receiver, referred to in clause 3.04 above, of any power, power of attorney, right or remedy granted to any of them hereunder shall not put any person dealing with them (including without limitation any master or purchaser or charterer of the Vessel and/or any ships registrar or government authority) upon any inquiry as to whether notice has been given or any Event of Default has occurred or as to the propriety of any sale or charter of the Vessel or as to the application of the proceeds thereof, nor shall any such person be in anywise affected by notice to the contrary and the exercise by the Mortgagee or any such receiver of any power, power of attorney, right or remedy hereunder shall be conclusive evidence of its right to exercise the same.
          3.07. No delay or omission by the Mortgagee in the exercise of any right or power or in the pursuance of any remedy accruing upon any and all Events of Default shall impair any such right, power or remedy or be construed to be a waiver of any such Event of Default or to be an acquiescence therein; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercises thereof or the exercise of any such right, power or remedy hereunder; nor shall the acceptance by the Mortgagee of any security or any payment of or on account of the Indebtedness after any Event of Default or of any payment on

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account of any past Event of Default be construed to be a waiver of any right to take advantage of any future Event of Default or of any past Event of Default not completely cured thereby. No modification or waiver of any provision hereof nor consent to any departure herefrom by any party hereto shall in any event be effective unless the same shall be in writing and then such waiver or consent shall be effective only on the specific instances and for the purpose for which given.
          3.08. In case the Mortgagee shall have proceeded to enforce any right, power or remedy under this Mortgage by foreclosure, entry or otherwise and such proceedings shall have been discontinued or abandoned for any reason or shall have been determined adversely to the Mortgagee, then and in every such case the Shipowner and the Mortgagee shall be restored to their former positions and rights hereunder with respect to the Vessel and all rights, remedies and powers of the Mortgagee shall continue as if no such proceedings had been taken.
          3.09. The Shipowner hereby empowers the Mortgagee to apply any credit balance from time to time standing upon any account of the Shipowner with the Mortgagee in or towards satisfaction of the Indebtedness represented by the Indenture, the Notes, the Guarantees and the Security Documents and in the name of the Mortgagee or of the Shipowner or any of them to do all such acts and execute all such documents as may be required to effect such application.
          3.10. The Shipowner hereby further covenants with the Mortgagee that the Shipowner will from time to time at the request in writing of the Mortgagee do all such things and execute all such documents as the Mortgagee may consider reasonably necessary or desirable for giving full effect to the Mortgage or for securing the rights of the Mortgagee hereunder.
          3.11. The proceeds of any sale, requisition or taking of the Vessel and the net earnings from any management, charter or other use of the same by the Mortgagee under any of the powers herein specified and any and all other monies received by the Mortgagee pursuant to and under the terms of this Mortgage or in any proceedings hereunder, the application of which has not elsewhere herein been specifically provided for, shall be applied by the Mortgagee as provided in the Indenture.
          In the event that the proceeds are insufficient to pay the amount payable to anyone other than the Shipowner, as provided in the Indenture, the Mortgagee shall be entitled to collect the balance from the Shipowner or any other person liable therefore.
          3.12. Until one or more of the Events of Defaults shall happen and the Mortgagee shall have served notice on the Shipowner that the Notes are immediately due and payable, the Shipowner:
     (a) shall be suffered and permitted to retain actual possession and use of the Vessel; and
     (b) shall have the right, from time to time, in its discretion and without obtaining a release thereof by the Mortgagee, to dispose of, free from the lien hereof any boilers, engines, machinery, masts, spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture, fittings or equipment or any other appurtenances of the Vessel that are

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no longer useful, necessary, profitable or advantageous in the operation of the Vessel, first or simultaneously replacing the same by new boilers, engines, machinery, mast spars, sails, rigging, boats, anchors, cables, chains, tackle, apparel, furniture fittings, equipment or other appurtenances of at least substantially equal value to the Shipowner, which shall forthwith become subject to the lien of this Mortgage.
          3.13 If at any time after an Event of Default and prior to the actual sale of the Vessel by the Mortgagee as preferred mortgagee hereunder or prior to any foreclosure proceedings, the Shipowner offers completely to cure all Events of Default and to pay all reasonable expenses, advances and damages to the Mortgagee consequent on such Events of Default with interest, at the default interest rate as provided in this Mortgage, the Mortgagee shall subject to the terms of the Indenture, accept such offer and payment and restore the Shipowner to its former position, but such action shall not affect any subsequent Event of Default or impair any rights of the Mortgagee consequent thereon.
          3.14. In addition to any other provisions hereof for the enforcement of the rights of the Mortgagee under this Mortgage, the Mortgagee may, at its opinion, upon the occurrence of an Event of Default and after serving notice on the Shipowner that the Notes are immediately due and payable bring:
     (a) an action, suit or other proceeding in rem against the Vessel to foreclose the Mortgage and sell the Vessel in any court of any country in which the Vessel may be found, and/or
     (b) an action, suit or other proceeding in personam against the Shipowner and/or any person obligated to the Mortgagee in connection with the Indebtedness to recover payment thereof and interest, charges and expenses and/or to foreclose this Mortgage and sell the Vessel in any court in any country in which the Vessel or the Shipowner or any person liable may be found; and for the purpose of conferring jurisdiction on any such court in any country the Shipowner hereby irrevocably submits itself and the Vessel to the jurisdiction of any court in any country wherein the Vessel may be located at any time of an Event of Default hereunder, and to all proceedings in the courts of said country or place, instituted by the Mortgagee and the Shipowner irrevocably appoints the master and the charterer for the time being of the Vessel and the Shipowner of the Vessel for the time being at any port as the Shipowner and representatives of the Shipowner, upon any one of whom service of process may be made in any legal action, suit or proceeding in any such court. Notice of the commencement of any such suit, action or proceeding shall be promptly given by the Mortgagee to the Shipowner.
          3.15. All the covenants, promises, stipulations and agreements of the Shipowner contained in this Mortgage shall bind the Shipowner and its successors and permitted assigns, and all the covenants, promises, stipulations and agreements of the Mortgagee contained in this Mortgage shall inure to the benefit of the Mortgagee and its successors and assigns, whether so expressed or not.
          3.16. Any provision of this Mortgage which is prohibited or unenforceable by reason of any present or future law in any jurisdiction or court shall, as to such jurisdiction or

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court, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction or court shall not invalidate or render unenforceable such provision in any other jurisdiction or court. The Shipowner further agrees that, in the event that this Mortgage or any provisions herein shall be deemed invalidated in whole or in part by reason of any present or future law or any decision of any authoritative court, or be deemed by the Mortgagee for any reason insufficient to secure the Indebtedness, then from time to time the Shipowner will promptly upon demand by the Mortgagee execute on its own behalf such other and further assurance and documents as in the opinion of the Mortgagee’s counsel are reasonably necessary for the repayment of the Indebtedness or the creation of the security hereby agreed to be given.

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EXHIBIT G-1
[                                    ]

FORM OF ASSIGNMENT OF FREIGHTS AND HIRES
          THIS ASSIGNMENT made as of the ___day of [          ], [          ], by [                          ], a corporation organized and existing under the laws of [           ] having an address at [          ] (the “Assignor”), to Wells Fargo Bank, National Association, with its office at 45 Broadway, 14th Floor, New York, New York 10006 Attn: Corporate Trust Services (together with each of its successors and assigns, the “Assignee”), as Collateral Trustee (as defined in the Indenture referred to hereinafter) for its benefit and for the benefit of the Holders of the Notes (as defined in the Indenture hereinafter defined), issued under that certain Indenture dated as of November 2, 2009 among Navios Maritime Holdings Inc., a Marshall Islands corporation (the “Company”), Navios Maritime Finance (US) Inc. (“Navios Finance” and, together with the Company, the “Co-Issuers”), certain subsidiaries of the Company, Wells Fargo Bank, National Association, as trustee, and the Collateral Trustee (the “Indenture”). Capitalized terms used herein and not otherwise defined shall be used herein as defined in the Indenture.
          WHEREAS, the Guarantors have agreed to provide a guarantee of all of the obligations of the Co-Issuers under or in respect of the Notes (the “Guarantees”).
          WHEREAS, the Assignor is a wholly-owned subsidiary of the Company that will provide a Guarantee dated the date hereof.
          WHEREAS, the Co-Issuers and each Guarantor will materially benefit from the issuance of the Notes and it is a condition to the issuance of the Notes under the Indenture that the Assignor execute and deliver this Assignment as security for all of the obligations of the Assignor under its Guarantee dated the date hereof, the payment of the principal of (and premium, if any) and interest on the Notes (including, without limitation, any and all Additional Notes which may from time to time be issued under the Indenture), the payment of all other sums of money payable by the Co-Issuers under the Indenture, and the payment of all other sums of money payable by the Assignor under this Assignment and the other Security Documents to which it is a party (collectively, the “Obligations”), and to secure as well the performance and observance of all agreements, covenants and provisions contained in this Assignment and the other Security Documents to which it is a party, and of the Co-Issuers in the Indenture and the Security Documents.
          NOW, THERETOFORE, the Assignor agrees as follows:
          1. Grant of Security. THE ASSIGNOR in consideration of One Dollar ($1.00) and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, DOES HEREBY ASSIGN, transfer and set over unto the Assignee, and as collateral security for all amounts due and to become due in respect of the Obligations now or hereafter existing, does hereby grant to the Assignee a security interest in all the right, title,

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interest, claim and demand of the Assignor in and to (i) all charters (whether time or voyage charters, contract of affreightment or otherwise, and all freights, hire and other moneys earned and to be earned, due or to become due or, paid or payable to, or for the account of, the Assignor, of whatsoever nature, arising out of or as a result of the use, operation or chartering by the Assignor or its agents of the [       ] documented vessel [                  ] Official No. [           ] (the “Vessel”), including, without limitation, all rights arising out of the owner’s lien on cargoes and subfreights thereunder, (ii) all moneys and claims for moneys due and to become due to the Assignor, and all claims for damages, arising out of the breach of any and all present and future charter parties, bills of lading, contracts and other engagements of affreightment or for the carriage or transportation of cargo, and operations of every kind whatsoever of the Vessel and in and to any and all claims and causes of action for money, loss or damages that may accrue or belong to the Assignor, its successors or assigns arising out of or in any way connected with the present or future use, operation or chartering of the Vessel or arising out of or in any way connected with any and all present and future requisitions, charter parties, bills of lading, contracts and other engagements of affreightment or for the carriage or transportation of cargo, and other operations of the Vessel, (iii) all moneys and claims due and to become due to the Assignor, and all claims for damages and all insurances and other proceeds, in respect of the requisition of use of or title to the Vessel and (iv) any proceeds of any of the foregoing and all interest and earnings from the investment of any of the foregoing and the proceeds thereof (collectively, the “Collateral”).
          [In addition to the aforementioned security interest, the Assignor grants to the Assignee a pledge with respect to all rights and interests which the Assignor now or at any later time has to, in or in connection with, the Collateral over which the aforementioned security interest does not create a legal, valid and binding security interest enforceable in accordance with its terms. To the extent applicable, the provisions of this Assignment relating to the sale, assignment, transfer and set over over the Collateral will apply mutatis mutandis to the pledge with respect to the Collateral.]8
          2. Representations and Warranties. The Assignor hereby represents and warrants to the Assignee, as an inducement to the Assignee to accept this Assignment, that as of the date hereof (x) neither the whole nor any part of the right, title and interest hereby assigned is the subject of any present assignment, security interest or pledge other than the present assignment for the benefit of the Assignee and (y) neither the Company nor the Assignor has any office or place of business located in the United States.
          3. Covenants. The Assignor hereby covenants to the Assignee that:
     (a) If an Event of Default has occurred and is continuing and the Assignee has given the Assignor written notice thereof, and without derogation of the rights of the Assignee under Section 5 hereof to issue instructions to the charterers and other obligors directly, the Assignor shall specifically authorize and direct each charterer or other obligor to make payment of all of the freights, hire and other moneys hereby assigned directly to

[8]	Applicable only to assignments by Kleimar N.V. or other Belgian entities.

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the Assignee in accordance with the terms of the Indenture, and shall deliver to the Assignee the written acknowledgement of such charterer or other obligor of such instructions. Notwithstanding anything herein to the contrary, the Assignor and the Assignee hereby agree that so long as no Event of Default shall have occurred and be continuing, the Assignor shall be entitled to exercise all its rights and remedies under the Collateral (subject to the provisions of this Assignment) in all respects as if this Assignment had not been made, including, without limitation, to receive and retain any and all moneys otherwise assigned hereunder.
     (b) The Assignor shall notify the Assignee promptly of any and all time charter parties or series of successive voyage charter parties or contract of affreightment entered into by the Assignor respecting the Vessel having an indicated duration of at least twelve (12) months (each a “Charter”) and, upon the Assignee’s request, any other charter party. The Assignor shall also provide the Assignee with a true and complete copy of the agreements specified in this paragraph (b) upon the Assignee’s request. The Assignor shall execute a specific assignment of its rights, titles and interests pursuant to any and all such Charters in the form attached hereto as Exhibit A as promptly as possible after each such Charter has been entered into.
     (c) So long as this Assignment is in effect, the Assignor shall not assign, grant a security interest in or pledge the whole or any part of the right, title and interest hereby assigned to anyone other than the Assignee, its successors, endorsees and/or assigns without the prior written consent of the Assignee and it shall not take or omit to take any material action, the taking or omission of which might result in any alteration or impairment of this Assignment or any of the rights created by this Assignment.
     (c) The Assignor covenants and agrees with the Assignee that the Assignor will duly perform and observe all of the terms and provisions of any Charter, other charter or contract of affreightment on the part of the Assignor to be performed or observed.
     (e) At any time and from time to time, upon the written request of the Assignee, the Assignor shall promptly and duly execute and deliver any and all such further instruments and documents as the Assignee may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted.
     (f) Whenever requested by the Assignee, the Assignor shall deliver letters to each of its agents and representatives into whose hands or control may come any earnings, moneys and property hereby assigned, informing each such addressee of this Assignment and instructing such addressee to remit or deliver promptly to the Assignee upon the occurrence and during the continuance of an Event of Default and notice thereof given by the Assignee to the Assignor, all earnings, moneys and property hereby assigned which may come into the addressee’s hands or control and to continue to make such remittances or delivery until such time as the addressee may receive written notice or instructions to the contrary direct from the Assignee. Each such addressee shall acknowledge directly to the Assignee receipt of the Assignor’s letter of notification and instructions.

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     (g) If the Assignor or the Company establishes an office or place of business in the United States, the Assignor shall give notice thereof to the Assignee not later than 30 days after such establishment.
          4. Freedom of Assignee from Obligations; Liability of Assignor. It is hereby expressly agreed that anything herein contained to the contrary notwithstanding, the Assignee shall have no obligation or liability under any Charter, other charter or contract of affreightment by reason of or arising out of this Assignment, nor shall the Assignee be required or obligated in any manner to perform or to fulfill any obligations of the Assignor under or pursuant to any Charter, other charter or contract of affreightment nor to make any payment, nor to make any inquiry as to the nature or sufficiency of any payment received by the Assignee or to present or file any claim, or to take any other action to collect or enforce the payment of any amounts which may have been assigned to it or which it may be entitled to hereunder at any time or times. The liability of the Assignor under this Assignment shall be subject to the provisions of Article 10 of the Indenture.
          5. Payment Directions to Charterers; Power of Attorney; Financing Statements. Upon the occurrence and continuance of an Event of Default and issuance of notice thereof to the Assignor, the Assignee shall be entitled to direct the charterers and other obligors to pay all moneys assigned hereunder to the Assignee for deposit in the Collateral Account (as defined in the Indenture) in New York City or elsewhere as the Assignee may from time to time designate. Upon request of the Assignor, the Assignee shall furnish the Assignor with information from time to time as to the Collateral Account into which moneys assigned hereunder are paid, the amounts and sources of such payments and the amounts and application of moneys withdrawn therefrom. The Assignee, its successors and assigns, are hereby constituted lawful attorneys of the Assignor, irrevocably, with full power (in the name of the Assignor or otherwise) (such power of attorney becoming operative only upon the occurrence and continuance of an Event of Default and the issuance of notice thereof to the Assignor), to ask, require, demand, receive, compound and give acquittance for any and all moneys, claims, property and rights hereby assigned, to endorse any checks or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable in the premises. Any action or proceeding brought by the Assignee pursuant to any of the provisions hereof or of any Charter, other charter or contract of affreightment or otherwise, and any claim made by the Assignee hereunder or under any Charter, other charter or contract of affreightment, may be compromised, withdrawn or otherwise dealt with by the Assignee without any notice to, or approval of, the Assignor. The Assignor hereby (a) irrevocably authorizes the Assignee, at the Assignor’s expense, (i) to file, at any time and from time to time, such financing and continuation statements or papers of similar purpose or effect relating to this Assignment for the purpose of perfecting the Assignee’s security interests granted under this Assignment, without the Assignor’s signature, to the extent permitted by law, as the Assignee at its option may deem reasonably appropriate and (ii) to file, upon request by the Co-Issuers or the Assignee, all lien releases, including, without limitation, financings statement amendments, without the Assignor’s signature, to the extent permitted by law, that are necessary to release security interests conferred hereby which are to be released in connection with the termination of this Assignment pursuant to Section 11 hereof and (b) appoints the Assignee as the Assignor’s attorney-in-fact to execute any such statements in the Assignor’s name and to

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perform all other acts which the Assignee may deem appropriate to perfect, continue and release the security interests conferred hereby.
          6. Irrevocable Assignment. The powers and authority granted to the Assignee herein have been given for a valuable consideration and are hereby declared to be irrevocable and may not be amended or waived except by an instrument in writing signed by the party against whom enforcement is sought.
          7. Governing Law. This Assignment shall be construed in accordance with and governed by the laws of the State of New York, United States of America without regard to principles of conflicts of laws. The Assignor hereby irrevocably submits itself to the non-exclusive jurisdiction of any New York State or Federal court sitting in New York City and any appellate court from any thereof, for the purposes of (and solely for the purposes of) any suit, action or other proceeding arising out of, or relating to, this Assignment or any of the transactions contemplated hereby, hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard in such New York State or Federal court and hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason whatsoever, that such suit, action or proceeding is brought in an inconvenient forum, or that the venue of such suit, action or proceeding is improper, or that this Assignment or the subject matter hereof may not be enforced in or by such courts.
          The Assignor hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding brought against it by the Assignee or any Secured Party with respect to its obligations, liabilities or any other matter arising out of or in connection with this Assignment, by serving a copy thereof upon any employee of the Assignor or the Company or its subsidiaries (in such capacity, the “Assignor Process Agent”) at any business location that the Assignor or the Company or its subsidiaries may maintain from time to time in the United States including, without limitation, at the offices of Navios Corporation located at 20 Marshall Street, Suite 200, South Norwalk, Connecticut 06854.
          If at any time the Assignor has or maintains a business location in the State of New York (such Person, the “New York Presence Obligor”), then the Assignor shall, within 30 days after such location is opened, is acquired or otherwise exists, irrevocably designate, appoint and empower the New York Presence Obligor as their designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against them by the Assignee or any Secured Party in any United States or state court located in the County of New York with respect to their obligations, liabilities or any other matter arising out of or in connection with this Assignment and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts (the “New York Process Agent”).
          If at any time either (i) the Assignor does not maintain a bona fide business location in the State of Connecticut or the State of New York or (ii) a New York Presence Obligor exists but the Assignor fails to satisfy its obligations under the foregoing paragraph (b), then the Assignor shall promptly (and in any event within 10 days) irrevocably designate, appoint and

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empower CT Corporation System, with offices currently at 111 Eighth Avenue, New York, New York 10011 (or such other third party corporate service provider of national standing as may be reasonably acceptable to the Assignee), as their designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against them by the Assignee or any Secured Party in any such United States or state court located in the County of New York with respect to their obligations, liabilities or any other matter arising out of or in connection with this Assignment and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts (the “Third Party Process Agent”; each of the Assignor Process Agent, the New York Process Agent or the Third Party Process Agent, a “Process Agent”) and pay all fees and expenses required by the Third Party Process Agent in connection therewith. If for any reason such Third Party Process Agent hereunder shall cease to be available to act as such, the Assignor agrees to designate a new Third Party Process Agent in the County of New York on the terms and for the purposes of this Section 7 satisfactory to the Assignee.
          The Assignor further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against them by (i) serving a copy thereof upon any of the relevant Process Agents specified in the three preceding paragraphs above, or (ii) or by mailing copies thereof by registered or certified air mail, postage prepaid, to the Assignee, at its address specified in or designated pursuant to this Assignment or the Indenture. The Assignor agrees that the failure of any Process Agent, to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.
          Nothing herein shall in any way be deemed to limit the ability of the Assignee or any Secured Party to serve any such legal process, summons, notices and documents in any other manner permitted by applicable law or to obtain jurisdiction over the Assignor or bring actions, suits or proceedings against the Assignor in such other jurisdictions, and in such manner, as may be permitted by applicable law.
          The Assignor hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Assignment brought in the United States federal courts located in the County of New York or the courts of the State of New York located in the County of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
          The Assignor, and its obligations under the Assignment, are subject to civil and commercial law and to suit and none of the Assignor or any of its properties, assets or revenues have any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any of any Greek, Maltese, Marshall Islands, Belgian, Panamanian, Liberian, New York State or U.S. federal court, as the case may be, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution or enforcement of a judgment, or other legal process or proceeding for the giving

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of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations or liabilities or any other matter under or arising out of or in connection with this Assignment; and, to the extent that the Assignor or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Assignor waived or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in the Indenture and the other Security Documents.
          8. Notices. All notices or other communications required or permitted to be made or given hereunder shall be made as provided in Section 13.02 of the Indenture.
          9. Headings. The division of this Assignment into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation or construction of this Assignment.
          10. Assignee’s Capacity. The Assignor acknowledges and agrees that the Assignee will accept this Assignment upon the terms and conditions set forth in Article VII of the Indenture with the same force and effect as if those terms and conditions were repeated herein and made applicable to the Assignee in respect of any action taken by the Assignee hereunder.
          11. Termination. This Assignment shall automatically terminate, and be of no further force and effect, upon (i) the payment in full of the outstanding principal amount and accrued and unpaid interest and any other amounts then due and owing in respect of the Notes and the other Obligations, (ii) the defeasance of the Notes in accordance with the terms of the Indenture or (iii) the substitution of Qualified Collateral for the Collateral or the release of the Collateral in accordance with the terms of the Indenture.
[SIGNATURE PAGES IMMEDIATELY FOLLOW]

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          IN WITNESS WHEREOF, the Assignor has caused this Assignment to be duly executed this [   ] day of [       ], [     ].

[ ]
By:
Name:
Title:

G-1-8

The terms and conditions of
this Assignment are hereby
ACCEPTED BY:
WELLS FARGO BANK, NATIONAL ASSOCIATION, as Collateral Trustee

By:
Name:
Title:

G-1-9

Exhibit A
ASSIGNMENT OF EARNINGS
[Form of]
SUPPLEMENTAL CHARTER ASSIGNMENT
No. ___
M/T [               ]
          [                                     ], a [     ] organized and existing under the laws of [          ] (the “Assignor”), refers to an Assignment of Freights and Hires, dated [               ], [     ] (the “Assignment”) between the Assignor and [                                       ] (the “Assignee”), in its capacity as Collateral Trustee pursuant to the terms of the Indenture dated as of [               ], 2009 among [                             ], the Guarantors named therein and [                             ], as such Assignment may be amended, modified or supplemented, wherein the Assignor agreed to enter into a Supplemental Charter Assignment in the event the Assignor entered into any charter or other agreement for employment of a Vessel having an indicated duration of at least twelve (12) months. Capitalized terms used herein and not otherwise defined have the meanings given such terms in the Indenture.
          The Assignor represents that it has entered into a charter dated ___between the Assignor and ___(the “Charterer”), a true and complete copy of which is attached hereto (the “Charter”), and agrees that the Assignment is hereby amended to add to the description of collateral contained therein the Charter and all of the Assignor’s right, title and interest in the Charter and to all amounts due the Assignor under the Charter, and the Assignor does as collateral security for all the Obligations hereby assign, transfer and set over unto the Assignee for the benefit of the Holders of the Notes, and unto the Assignee’s successors and assigns, as collateral security for all the Obligations (as defined in the Assignment) all its right, title, interest, claim and demand in and to, and hereby does also grant unto the Assignee, a security interest in and to, the Charter and all amounts due the Assignor under the Charter and all claims for damages arising out of the breach of and rights to terminate the Charter, and any proceeds of any of the foregoing.
          The Assignor reconfirms that the Assignor has provided the Charterer with written notice of the Assignment substantially in the form attached hereto as Exhibit I, all of which rights and liabilities, covenants and obligations remain in full force and effect.

G-1-10

          IN WITNESS WHEREOF, the Assignor has caused this Supplemental Charter Assignment No. ___ to be duly executed this ___day of ___, 20___.

[ ]
By:
Name:
Title:

G-1-11

EXHIBIT I
FORM OF NOTICE TO CHARTERER
          The undersigned, [                              ], a [                    ] organized and existing under the laws of [                    ] (the “Assignor”), hereby notifies you that Assignor has assigned all of Assignor’s right, title and interest in and to, inter alia, the Charter and all amounts due under that certain [charter party dated [___,20___] relating to the [          ] flag Vessel m/t [                              ] (the “Charter”), to Wells Fargo Bank, National Association, as Collateral Trustee (the “Assignee”), pursuant to a Supplemental Charter Assignment dated as of ___, 20___ (as the same may be amended, supplemented or otherwise modified from time to time, the “Assignment”), and hereby instructs you, upon notice from the Assignee, to make payment of all moneys due and to become due under the Charter, without setoff or deduction for any claim not arising under the Charter, direct to an account specified by the Assignee at such address as the Assignee shall request the undersigned, or at such other place as the Assignee may from time to time designate in writing, until receipt of written notice from the Assignee that all obligations of the Assignor to it have been paid in full.
Dated:

[NAME OF ASSIGNOR]
By:
Name:
Title:

G-1-12

EXHIBIT G-2
[                                                                            ]

FORM OF ASSIGNMENT OF INSURANCE
          THIS ASSIGNMENT made as of the ___day of [                    ], [          ], by [                             ], a corporation organized and existing under the laws of [           ] having an address at [                              ] (the “Assignor”), to Wells Fargo Bank, National Association, with its office at 45 Broadway, 14th Floor, New York, New York 10006 Attn: Corporate Trust Services (together with each of its successors and assigns, the “Assignee”), as Collateral Trustee (as defined in the Indenture referred to hereinafter) for its benefit and for the benefit of the Holders of the Notes (as defined in the Indenture hereinafter defined), issued under that certain Indenture dated as of November 2, 2009 among Navios Maritime Holdings Inc., a Marshall Islands corporation (the “Company”), Navios Maritime Finance (US) Inc. (“Navios Finance” and, together with the Company, the “Co-Issuers”), certain subsidiaries of the Company, Wells Fargo Bank, National Association, as trustee, and the Collateral Trustee (the “Indenture”). Capitalized terms used herein and not otherwise defined shall be used herein as defined in the Indenture.
          WHEREAS, the Guarantors have agreed to provide a guarantee of all of the obligations of the Co-Issuers under or in respect of the Notes (the “Guarantees”).
          WHEREAS, the Assignor is a wholly-owned subsidiary of the Company that will provide a Guarantee dated the date hereof.
          WHEREAS, the Co-Issuers and each Guarantor will materially benefit from the issuance of the Notes and it is a condition to the issuance of the Notes under the Indenture that the Assignor execute and deliver this Assignment as security for all of the obligations of the Assignor under its Guarantee dated the date hereof, the payment of the principal of (and premium, if any) and interest on the Notes (including, without limitation, any and all Additional Notes that may from time to time be issued under the Indenture), the payment of all other sums of money payable by the Co-Issuers under the Indenture, and the payment of all other sums of money payable by the Assignor under this Assignment and the other Security Documents to which it is a party (collectively, the “Obligations”), and to secure as well the performance and observance of all agreements, covenants and provisions contained in this Assignment and the other Security Documents to which it is a party, and of the Co-Issuers in the Indenture and the Security Documents.
          NOW, THERETOFORE, the Assignor agrees as follows:
          1. Grant of Security. THE ASSIGNOR in consideration of One Dollar ($1.00) and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, DOES HEREBY ASSIGN, transfer and set over unto the Assignee, and as collateral security for all amounts due and to become due in respect of the Obligations now or

G-2-1

hereafter existing, does hereby grant to the Assignee for the benefit of the Holders of Notes issued pursuant to the Indenture a security interest in all the right, title, interest, claim and demand of the Assignor in and to (i) all insurances in respect of the [                    ], a vessel documented in the name of the Assignor under the [          ] flag with Official No. [          ] (the “Vessel”), whether heretofore, now or hereafter effected, and all renewals of or replacements for the same (the “Insurances”), (ii) all claims, returns of premium and other moneys and claims for moneys due and to become due under or in respect of said Insurances, (iii) all other rights of the Assignor under or in respect of said Insurances and (iv) any proceeds of any of the foregoing (collectively, the “Collateral”); provided, however, that the Insurances as well as the Collateral shall not include and no right, title and interest is assigned hereby in any policies of insurance issued to the Assignor or for the Assignor’s benefit that provide coverage for a credit default by a charterer under any charter party concerning the Vessel. The liability of the Assignor under this Assignment shall be subject to the provisions of Article 10 of the Indenture.
          [In addition to the aforementioned security interest, the Assignor grants to the Assignee a pledge with respect to all rights and interests which the Assignor now or at any later time has to, in or in connection with, the Insurances over which the aforementioned security interest does not create a legal, valid and binding security interest enforceable in accordance with its terms. To the extent applicable, the provisions of this Assignment relating to the sale, assignment, transfer and set over over the Insurances will apply mutatis mutandis to the pledge with respect to the Insurances.]9
          Capitalized terms used and not otherwise defined herein are used as defined in the Indenture.
          2. Representations, Warranties and Covenants. The Assignor hereby warrants and represents that each of the Insurances is in full force and effect and is enforceable in accordance with its terms, and that the Assignor is not in default thereunder. The Assignor hereby further warrants and represents that it has not assigned, pledged or in any way created or suffered to be created any security interest in the whole or any part of the right, title and interest hereby assigned, except for the assignment to the Assignee. The Assignor hereby covenants that, without the prior written consent thereto of the Assignee, so long as this Assignment shall remain in effect, it will not assign or pledge the whole or any part of the right, title and interest hereby assigned to anyone other than the Assignee, its successors or assigns, and it will not take or omit to take any action, the taking or omission of which might result in an alteration or impairment of said Insurances in any material respect, or this Assignment or of any of the rights created by said Insurances or this Assignment.
          The Assignor hereby further covenants and agrees to procure that notice of this Assignment substantially in the form of Exhibit A hereto shall be duly given to all underwriters and that where the consent of any underwriter is required pursuant to any of the Insurances assigned hereby it shall be obtained and evidence thereof shall be given to the Assignee, or, in the

[9]	Applicable only to assignments by Kleimar N.V. or other Belgian entities.

G-2-2

alternative, that in the case of protection and indemnity coverage the Assignor shall obtain a letter of undertaking by the underwriters or clubs, and that there shall be duly endorsed upon all slips, cover notes, policies, certificates of entry or other instruments issued or to be issued in connection with the Insurances assigned hereby such clauses as to loss payees as the Assignee may require or approve. In all cases (except in the case of protection and indemnity coverage), unless otherwise agreed in writing by the Assignee, such slips, cover notes, notices, certificates of entry or other instruments shall show the Assignee as loss payee and shall provide that there will be no recourse against the Assignee for payment of premiums, calls or assessments.
          The Assignor agrees that at any time and from time to time, upon the written request of the Assignee, its successors and assigns, the Assignor will promptly and duly execute and deliver any and all such further instruments and documents as the Assignee, its successors and assigns may reasonably request in order to obtain the full benefits of this Assignment and of the rights and powers herein granted.
          Any payments made pursuant to the terms hereof shall be made to such account as may, from time to time, be designated by the Assignee.
          3. Freedom of Assignee from Obligations. It is hereby expressly agreed that anything herein contained to the contrary notwithstanding, the Assignor shall remain liable under said Insurances to perform all of the obligations assumed by it thereunder and the Assignee shall have no obligation or liability (including, without limitation, any obligation or liability with respect to the payment of premiums, calls or assessments) under said Insurances by reason of or arising out of this Assignment, nor shall the Assignee be required or obligated in any manner to perform or fulfill any obligations of the Assignor under or pursuant to said Insurances or to make any payment or to make any inquiry as to the nature or sufficiency of any payment received by the Assignee or to present or file any claim, or to take any other action to collect or enforce the payment of any amounts which may have been assigned to it or to which it may be entitled hereunder at any time or times.
          4. Power of Attorney; Financing Statements. The Assignee, its successors and assigns, are hereby constituted lawful attorneys, irrevocably, with full power (in the name of the Assignor or otherwise) (such power of attorney becoming operative only upon the occurrence and continuance of an Event of Default and the issuance of notice thereof to the Assignor) to ask, require, demand, receive, compound and give acquittance for any and all moneys and claims for moneys due and to become due under or arising out of said Insurances, to endorse any check or other instruments or orders in connection therewith and to file any claims or take any action or institute any proceedings which the Assignee may deem to be necessary or advisable in the premises. Any action or proceeding brought by the Assignee pursuant to any of the provisions hereof or of said Insurances or otherwise, and any claim made by the Assignee hereunder or under said Insurances, may be compromised, withdrawn or otherwise dealt with by the Assignee without any notice to, or approval of, the Assignor. The Assignor hereby (a) irrevocably authorizes the Assignee, at the Assignor’s expense, (i) to file, at any time and from time to time, such financing and continuation statements or papers of similar purpose or effect relating to this Assignment for the purpose of perfecting the Assignee’s security interests granted under this Assignment, without the Assignor’s signature, to the extent permitted by law, as the Assignee at its option may deem reasonably appropriate and (ii) to file, upon request by the Co-Issuers or the

G-2-3

Assignee, all lien releases, including, without limitation, financings statement amendments, without the Assignor’s signature, to the extent permitted by law, that are necessary to release security interests conferred hereby which are to be released in connection with the termination of this Assignment pursuant to Section 11 hereof and (b) appoints the Assignee as the Assignor’s attorney-in-fact to execute any such statements in the Assignor’s name and to perform all other acts which the Assignee may deem appropriate to perfect, continue and release the security interests conferred hereby.
          5. Irrevocable Assignment. The powers and authority granted to the Assignee herein have been given for a valuable consideration and are hereby declared to be irrevocable and may not be amended or waived except by an instrument in writing signed by the party against whom enforcement is sought.
          6. Conditions of Assignment. Unless and until an Event of Default shall have occurred and be continuing under the Indenture, the Assignor shall be entitled to exercise all its rights and remedies under the Collateral (subject to the provisions of this Assignment) in all respects as if this Assignment had not been made. All proceeds of insurances shall be applied as set forth in the Indenture and the Ship Mortgage.
          7. Governing Law. This Assignment shall be construed in accordance with and governed by the laws of the State of New York, United States of America. The Assignor hereby irrevocably submits itself to the non-exclusive jurisdiction of any New York State or Federal court sitting in New York City and any appellate court from any thereof, for the purposes of (and solely for the purposes of) any suit, action or other proceeding arising out of, or relating to, this Assignment or any of the transactions contemplated hereby, hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard in such New York State or Federal court and hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason whatsoever, that such suit, action or proceeding is brought in an inconvenient forum, or that the venue of such suit, action or proceeding is improper, or that this Assignment or the subject matter hereof may not be enforced in or by such courts.
          The Assignor hereby irrevocably consents and agrees to the service of any of and all legal process, summons, notices and documents in any such action, suit or proceeding brought against it by the Assignee or any Secured Party with respect to its obligations, liabilities or any other matter arising out of or in connection with this Assignment, by serving a copy thereof upon any employee of the Assignor or the Co-Issuers or its subsidiaries (in such capacity, the “Assignor Process Agent”) at any business location that the Assignor or the Co-Issuers or its subsidiaries may maintain from time to time in the United States including, without limitation, at the offices of Navios Corporation located at 20 Marshall Street, Suite 200, South Norwalk, Connecticut 06854.
          If at any time the Assignor has or maintains a business location in the State of New York (such Person, the “New York Presence Obligor”), then the Assignor shall, within 30 days after such location is opened, is acquired or otherwise exists, irrevocably designate, appoint and empower the New York Presence Obligor as their designee, appointee and agent to receive,

G-2-4

accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against them by the Assignee or any Secured Party in any United States or state court located in the County of New York with respect to their obligations, liabilities or any other matter arising out of or in connection with this Assignment and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts (the “New York Process Agent”).
          If at any time either (i) the Assignor does not maintain a bona fide business location in the State of Connecticut or the State of New York or (ii) a New York Presence Obligor exists but the Assignor fails to satisfy its obligations under the foregoing paragraph (b), then the Assignor shall promptly (and in any event within 10 days) irrevocably designate, appoint and empower CT Corporation System, with offices currently at 111 Eighth Avenue, New York, New York 10011 (or such other third party corporate service provider of national standing as may be reasonably acceptable to the Assignee), as their designee, appointee and agent to receive, accept and acknowledge for and on their behalf service of any and all legal process, summons, notices and documents that may be served in any action, suit or proceeding brought against them by the Assignee or any Secured Party in any such United States or state court located in the County of New York with respect to their obligations, liabilities or any other matter arising out of or in connection with this Assignment and that may be made on such designee, appointee and agent in accordance with legal procedures prescribed for such courts (the “Third Party Process Agent”; each of the Assignor Process Agent, the New York Process Agent or the Third Party Process Agent, a “Process Agent”) and pay all fees and expenses required by the Third Party Process Agent in connection therewith. If for any reason such Third Party Process Agent hereunder shall cease to be available to act as such, Assignor agrees to designate a new Third Party Process Agent in the County of New York on the terms and for the purposes of this Section 7 satisfactory to the Assignee.
          The Assignor further hereby irrevocably consents and agrees to the service of any and all legal process, summons, notices and documents in any such action, suit or proceeding against them by (i) serving a copy thereof upon any of the relevant Process Agents specified in the three preceding paragraphs above, or (ii) or by mailing copies thereof by registered or certified air mail, postage prepaid, to the Assignee, at its address specified in or designated pursuant to this Assignment or the Indenture. The Assignor agrees that the failure of any Process Agent, to give any notice of such service to it shall not impair or affect in any way the validity of such service or any judgment rendered in any action or proceeding based thereon.
          Nothing herein shall in any way be deemed to limit the ability of the Assignee or any Secured Party to serve any such legal process, summons, notices and documents in any other manner permitted by applicable law or to obtain jurisdiction over the Assignor or bring actions, suits or proceedings against the Assignor in such other jurisdictions, and in such manner, as may be permitted by applicable law.
          The Assignor hereby irrevocably and unconditionally waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings arising out of or in connection with this Assignment brought in the United States federal courts located in the County of New York or the courts of the State of New York located in the County of New York and hereby further irrevocably and

G-2-5

unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.
          The Assignor, and its obligations under the Assignment, are subject to civil and commercial law and to suit and none of the Assignor or any of its properties, assets or revenues have any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from setoff or counterclaim, from the jurisdiction of any of any Greek, Maltese, Marshall Islands, Belgian, Panamanian, Liberian, New York State or U.S. federal court, as the case may be, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution or enforcement of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations or liabilities or any other matter under or arising out of or in connection with this Assignment; and, to the extent that the Assignor or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Assignor waived or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in the Indenture and the other Security Documents.
          8. Notices. All notices or other communications required or permitted to be made or given hereunder shall be made as provided in Section 13.02 of the Indenture.
          9. Headings. The division of this Assignment into sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation or construction of this Assignment.
          10. Assignee’s Capacity. The Assignor acknowledges and agrees that the Assignee will accept this Assignment upon the terms and conditions set forth in Article VII of the Indenture with the same force and effect as if those terms and conditions were repeated herein and made applicable to the Assignee in respect of any action taken by the Assignee hereunder.
          11. Termination. This Assignment shall automatically terminate, and be of no further force and effect, upon (i) the payment in full of the outstanding principal amount and accrued and unpaid interest and any other amounts then due and owing in respect of the Notes and the other Obligations, (ii) the defeasance of the Notes in accordance with the terms of the Indenture or (iii) the substitution of Qualified Collateral for the Vessel relating to the Collateral or the release of such Vessel and the Collateral, in each case, in accordance with the terms of the Indenture.
[SIGNATURE PAGES IMMEDIATELY FOLLOW]

G-2-6

          IN WITNESS WHEREOF, the Assignor has caused this Assignment to be duly executed this [    ] day of [        ], [     ].

[ ]
By:
Name:
Title:

G-2-7

The terms and conditions of
this Assignment are hereby
ACCEPTED BY:
WELLS FARGO BANK, NATIONAL ASSOCIATION, as Collateral Trustee

By:
Name:
Title:

G-2-8

EXHIBIT A
NOTICE OF ASSIGNMENT
[                       ]
          [                                ] (the “Owner”), owner of the [              ] documented vessel m/t [                   ] Official No. [         ] (the “Vessel”), HEREBY GIVES NOTICE that by an Assignment dated [             ], [          ] and made by the Owner to [                             ] (the “Assignee”), a [                          ], as Collateral Trustee pursuant to, and for the benefit of the Holders of the Notes (as defined in the Indenture hereinafter defined) issued under, that certain Indenture dated as of November [   ], 2009 among Navios Maritime Holdings Inc. (the “Company”), Navios Maritime Finance (US) Inc. (“Navios Finance” and, together with the Company, the “Co-Issuers”), certain subsidiaries of the Company, Wells Fargo Bank, National Association, as trustee, and the Collateral Trustee (the “Indenture”), the Owner assigned to the Assignee all of the Owner’s right, title and interest in and to all insurances and the benefit of all insurances, heretofore, now or hereafter taken out in respect of the Vessel. This Notice and the attached Loss Payable Clauses are to be endorsed on all policies and certificates of entry evidencing such insurances.

[ ]
By:
Name:
Title:

G-2-9

LOSS PAYABLE CLAUSES
Hull and War Risks
          Loss, if any, payable to [                          ] (the “Mortgagee”), a [                         ] in its capacity as Collateral Trustee pursuant to, and for the benefit of the Holders of the Notes (as defined in the Indenture hereinafter defined) issued under, that certain Indenture dated as of November [  ], 2009 among Navios Maritime Holdings Inc. (the “Company”), Navios Maritime Finance (US) Inc. (“Navios Finance” and, together with the Company, the “Co-Issuers”), certain subsidiaries of the Company and the Mortgagee (the “Indenture”), for distribution by it to the Mortgagee and then to [                           ] (the “Owner”) as their respective interests may appear, or order, except that, unless Underwriters have been otherwise instructed by notice in writing from the Mortgagee in the case of any loss involving any damage to the Vessel or liability of the Vessel, the Underwriters may pay directly for the repair, salvage, liability or other charges involved or, if the Owner shall have first fully repaired the damage and paid the cost thereof, or discharged the liability or paid all of the salvage or other charges, then the Underwriters may pay the Owner as reimbursement therefor, provided, however, that if such damage involves a loss in excess of U.S. $ 1,000,000 (U.S. Dollars One Million) or its equivalent the Underwriters shall not make such payment without first obtaining the written consent thereto of the Mortgagee.
          In the event of an actual or constructive total loss or a compromised or arranged total loss or requisition of title, all insurance payments therefor shall be paid to the Mortgagee, for distribution by it in accordance with the terms of the Mortgage.

G-2-10

Protection and Indemnity
          Payment of any recovery the owner is entitled to receive from the funds of the Association in respect of any liability, costs or expenses incurred by him shall be made to the Owner or to his order unless and until the Association receives notice from Wells Fargo Bank, National Association, in its capacity as Collateral Trustee (hereinafter called the Mortgagee) that the owner is in default under the Mortgage, in which event all such recoveries shall thereafter be paid to the Mortgagee or to its order.
          The Association undertakes:
     (a) to inform the Mortgagee if notice is given to the owner of the above ship that his insurance in the Association in respect of such ship is to cease; and
     (b) to give the Mortgagee 21 days’ notice of the Association’s intention to cancel the insurance of the Owner by reason of his failure to pay when due and demanded any sum due from him to the Association.

G-2-11

EXHIBIT H
FORM OF INCUMBENCY CERTIFICATE
          The undersigned,                     , being the                      of                      (the “Co-Issuer”), does hereby certify that the individuals listed below are qualified and acting officers of the Co-Issuer as set forth in the right column opposite their respective names and the signatures appearing in the extreme right column opposite the name of each such officer is a true specimen of the genuine signature of such officer and such individuals have the authority to execute documents to be delivered to, or upon the request of, Wells Fargo Bank, National Association, as Trustee under the Indenture dated as of November 2, 2009, by and between the Co-Issuer, the guarantors party thereto and Wells Fargo Bank, National Association

Name	Title	Signature

          IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Certificate as of the ___day of ___, 20___.

Name: Title:

H-1